Filed Pursant to Rule 424b3
Registration No. 333-268782
PROSPECTUS

Up to 37,360,000 Shares of Common Stock Issuable Upon Exercise of Warrants
Up to 174,971,961 Shares of Common Stock
and
Up to 23,560,000 Warrants to Purchase Common Stock
This prospectus relates to the issuance by us of an aggregate of up to 37,360,000 shares of our common stock, $0.0001 par value per share (the “Common Stock”), issuable upon the exercise of warrants, which consists of (i) up to 18,560,000 shares of Common Stock that are issuable upon the exercise of 18,560,000 warrants (the “Private Placement Warrants”) originally issued in private placements to Tiga Sponsor LLC, a Delaware limited liability company (the “Sponsor”), the initial stockholder of Tiga Acquisition Corp. (“Tiga”), (ii) up to 13,800,000 shares of Common Stock that are issuable upon the exercise of 13,800,000 warrants (the “Public Warrants”) originally issued in the initial public offering of Tiga, and (iii) up to 5,000,000 shares of Common Stock that are issuable upon the exercise of 5,000,000 warrants originally issued to certain equityholders of Legacy Grindr (as defined herein) (the “FPA Warrants” and, together with the Private Placement Warrants and the Public warrants, the “Warrants”). We will receive the proceeds from any exercise of any Warrants for cash.
This prospectus also relates to the offer and sale, from time to time, by the selling securityholders named in this prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 174,971,961 shares of Common Stock, consisting of (a) up to 6,900,000 shares of Common Stock held by the founders and independent directors of Tiga and certain of its affiliates (the “Founder Shares”), (b) up to 18,560,000 shares of Common Stock issuable upon exercise of the Private Placement Warrants, (c) up to 144,214,804 shares of Common Stock owned by certain equityholders of Legacy Grindr, (d) up to 5,000,000 shares of Common Stock that are issuable upon the exercise of the FPA Warrants, and (e) up to 297,157 shares of Common Stock acquirable upon the exercise of certain options, and (ii) up to 23,560,000 Warrants, consisting of (a) up to 18,560,000 Private Placement Warrants and (b) up to 5,000,000 FPA Warrants. We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the selling securityholders pursuant to this prospectus.
Certain of the selling securityholders acquired securities at prices that are significantly less than the current trading price of our Common Stock. The founders of Tiga paid approximately $0.0036 per share for each share of Common Stock and $1.00 per private placement warrant for each private placement warrant being offered pursuant to this prospectus.
The Common Stock being offered for resale pursuant to this prospectus by the selling securityholders would represent approximately 83.0% of our outstanding Common Stock as of March 14, 2023 (after giving effect to the issuance of the shares issuable upon exercise of the Warrants held by the selling securityholders and the acquisition of certain shares acquirable upon the exercise of certain options). Our two largest stockholders, G. Raymond Zage, III and James Fu Bin Lu, who beneficially own approximately 72.7% of our issued and outstanding Common Stock in the aggregate, will be able to sell all of his securities held for so long as the registration statement of which this prospectus forms a part is in effect, subject to any applicable lock-up restrictions. Given the substantial number of shares of Common Stock being registered for potential resale by selling securityholders pursuant to this prospectus, the sale of shares by the selling securityholders of a large number of shares, or the perception in the market that the selling securityholders of a large number of shares intend to sell shares, could increase the volatility of the market price of our Common Stock or result in a significant decline in the public trading price of our Common Stock. Even if our trading price is significantly below $10.00, the offering price for the units offered in the initial public offering of Tiga, the purchasers of which exchanged their Tiga shares for our Common Stock in the business combination described in this prospectus, the selling securityholders may still have an incentive to sell our shares of our Common Stock because they purchased the shares at prices that are significantly lower than the purchase prices paid by our public investors or the current trading price of our Common Stock. While certain of the selling securityholders may experience a positive rate of return on their investment in our Common Stock as a result, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in their purchase prices and the trading price. For example, based on the closing price of our Common Stock of $6.46 as of March 14, 2023, the founders would experience a potential profit of up to approximately $6.456 per share that they purchased prior to the initial public offering of Tiga, or up to approximately $44.5 million in the aggregate (not giving effect to the issuance of Common Stock issuable upon exercise of the Warrants held by them).
Certain of the selling securityholders, including G. Raymond Zage, III and James Fu Bin Lu, and their affiliates are contractually restricted to sell or transfer certain of their shares of Common Stock, other than (i) any transfer to an affiliate of a holder, (ii) distribution to profit interest holders or other equity holders in such holder or (iii) as a pledge in a bona fide transaction to third parties as collateral to secure obligations under leading arrangements with third parties. Such restrictions began at the Closing and end on the earliest of (i) 365 days after the date of the Closing; (ii) the first day after the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date of the Closing; or (iii) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their Common Stock for cash, securities or other property.
The selling securityholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the shares of Common Stock or Warrants, except with respect to amounts received by us upon exercise of the Warrants. The exercise price of our outstanding Warrants is $11.50 per share, which exceeds the trading price of our Common Stock as of the date of this prospectus. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The selling securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of Common Stock or Warrants. See the section titled “Plan of Distribution” in this prospectus for further details.
The Common Stock and Public Warrants are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbols “GRND” and “GRND.WS,” respectively. On March 30, 2023, the last reported sales price of our Common Stock was $6.28 per share and the last reported sales price of our Warrants were $0.90 per warrant.
We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. We are incorporated in Delaware.
Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 6 of this prospectus, and under similar headings in any amendments or supplements to this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Prospectus dated April 3, 2023

You should rely only on the information contained in this prospectus, any supplement to this prospectus or in any free writing prospectus, filed with the Securities and Exchange Commission (the “SEC”). Neither we, nor the selling securityholders have authorized anyone to provide you with additional information or information different from that contained in this prospectus filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling securityholders are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside of the United States: Neither we, nor the selling securityholders, have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside the United States.
To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference filed with the SEC before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in a document incorporated by reference is inconsistent with a statement in another document incorporated by reference having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.
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ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-1 that we filed with the SEC using the “shelf” registration process. Under this shelf registration process, the selling securityholders may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such selling securityholders of the securities offered by them described in this prospectus. This prospectus also relates to the issuance by us of the shares of Common Stock issuable upon the exercise of any Warrants. We will not receive any proceeds from the sale of shares of Common Stock underlying the Warrants pursuant to this prospectus, except with respect to amounts received by us upon the exercise of the Warrants for cash.
Neither we nor the selling securityholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the selling securityholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the selling securityholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.
We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus titled “Where You Can Find More Information.”
Grindr Inc., formerly known as Tiga Acquisition Corp., was originally incorporated under the Companies Law of the Cayman Islands on July 27, 2020 as a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more target businesses or entities. On November 18, 2022, we consummated the transactions contemplated by that certain Agreement and Plan of Merger, dated as of May 9, 2022 (the “Original Merger Agreement”), by and among Tiga, Grindr Group LLC, a Delaware limited liability company (“Legacy Grindr”), Tiga Merger Sub I LLC, a Delaware limited liability company and direct and wholly-owned subsidiary of Tiga (“Tiga Merger Sub”), and Tiga Merger Sub II LLC, a Delaware limited liability company and direct and wholly-owned subsidiary of Tiga (“Tiga Merger Sub II”), as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of October 5, 2022, by and among Tiga, Tiga Merger Sub, Legacy Grindr and Tiga Merger Sub II (together with the Original Merger Agreement, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, we effected a business combination with Legacy Grindr through, among other transactions, (i) the merger of Tiga Merger Sub with and into Legacy Grindr, with Legacy Grindr as the surviving entity (the “First Merger”), and promptly thereafter and as part of the same overall transaction as the First Merger, (ii) the merger of Legacy Grindr with and into Tiga Merger Sub II (the “Second Merger”), with Tiga Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Tiga. We refer to the First Merger and the Second Merger and, collectively with the other transactions described in the Merger Agreement, as the “Business Combination.” In connection with the closing of the Business Combination, we changed our name to Grindr Inc.
Unless the context indicates otherwise, references in this prospectus to the “Company,” “Grindr,” “we,” “us,” “our” and similar terms refer to Grindr Inc. (f/k/a Tiga Acquisition Corp.) and its consolidated subsidiaries (including Legacy Grindr). References to “Tiga” refer to the predecessor company prior to the consummation of the Business Combination.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements contained in this prospectus constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts. These forward-looking statements include statements regarding our intentions, beliefs, and current expectations and projections concerning, among other things, the Business Combination (as defined below) with Tiga Acquisition Corp., the benefits of the Business Combination, including results of operations, financial condition, liquidity, prospects, growth, strategies, and the markets in which we operate. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of these words or other comparable words or phrases.
The forward-looking statements contained in this prospectus reflect our current views about our business and future events and are subject to numerous known and unknown risks, uncertainties, assumptions, and changes in circumstances that may cause its actual results to differ significantly from those expressed in any forward-looking statement. There are no guarantees that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:
•	the success in retaining or recruiting, or changes required in, our directors, officers, or key employees;
•	the impact of the regulatory environment and complexities with compliance related to such environment, including maintaining compliance with privacy and data protection laws and regulations;
•	the ability to respond to general economic conditions;
•	factors relating to our and our subsidiaries’ business, operations, and financial performance, including:
○	competition in the dating and social networking products and services industry;
○	the ability to maintain and attract users;
○	fluctuation in quarterly and yearly results;
○	the ability to adapt to changes in technology and user preferences in a timely and cost-effective manner;
○	the ability to protect systems and infrastructures from cyber-attacks and prevent unauthorized data access;
○	the dependence on the integrity of third-party systems and infrastructure; and
○	the ability to protect our intellectual property rights from unauthorized use by third parties.
•	whether the concentration of our stock ownership and voting power limits our stockholders’ ability to influence corporate matters;
•
the effects of the ongoing coronavirus (“COVID-19”) pandemic, the 2022 mpox outbreak, or other infectious diseases, health epidemics, pandemics, natural disasters, or other adverse macroeconomic disruptions, including as a result of bank failures, on our business;

•	the ability to maintain the listing of our common stock and public warrants on the NYSE; and
•	the increasingly competitive environment in which we operate.
In addition, statements that “Grindr believes” or “we believe” and similar statements reflect our beliefs and opinions on the relevant subjects. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. Except to the extent required by applicable law, we are under no obligation (and expressly disclaim any such obligation) to update or revise our forward-looking statements whether as a result of new information, future events, or otherwise. For a further discussion of these and other factors that could cause our future results, performance or transactions to differ significantly from those expressed in any forward-looking statement, please see the section titled “Risk Factors” in this prospectus for further details. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to us (or to third parties making the forward-looking statements).

FREQUENTLY USED TERMS
“A&R Forward Purchase Agreement” or “FPA” means the Second Amended and Restated Forward Purchase Agreement entered into as of May 9, 2022, by and between Tiga and the Sponsor.
“A&R Registration Rights Agreement” means that certain Amended and Restated Registration Rights Agreement entered into at Closing by and among Grindr, the Sponsor, the independent directors of Tiga and certain former members of Grindr.
“backstop shares” means the 5,000,000 shares of Common Stock subscribed, pursuant to the Backstop Commitment on the terms of the A&R Forward Purchase Agreement.
“backstop warrants” means 2,500,000 Warrants subscribed, pursuant to the Backstop Commitment on the terms of the A&R Forward Purchase Agreement.
“Business Combination” means the transactions contemplated by the Merger Agreement, including, among other things, the Merger.
“Closing” means the closing of the Business Combination.
“Closing Date” means November 18, 2022, the date on which the Closing occurred.
“DGCL” means the General Corporation Law of the State of Delaware.
“forward purchase shares” means the 5,000,000 shares of Common Stock purchased, on a private placement basis, pursuant to the A&R Forward Purchase Agreement.
“forward purchase warrants” means the 2,500,000 Warrants purchased, on a private placement basis, pursuant to the A&R Forward Purchase Agreement.
“Sponsor” means Tiga Sponsor LLC, a Delaware limited liability company, which liquidated and distributed its holdings to its ultimate beneficiaries, including G. Raymond Zage, III, the former Chairman and Chief Executive Officer of Tiga and director of Grindr, and Ashish Gupta, the former President and director of Tiga, prior to the Closing.
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PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth in the sections titled “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto, included elsewhere in this prospectus, before deciding to invest in our Common Stock. For purposes of this section, unless otherwise indicated or the context otherwise requires, all references to “Grindr,” “we,” “our,” “ours,” “us” or similar terms refer to Grindr Inc. and its consolidated subsidiaries after the Closing. All references to “Legacy Grindr” refer to Grindr Group LLC and its consolidated subsidiaries prior to the Closing. Grindr Inc., previously known as Tiga Acquisition Corp., is the new combined company in connection with the Business Combination.
Overview
Grindr
We are the world’s largest social network focused on the LGBTQ community with approximately 10.8 million MAUs and approximately 601 thousand Paying Users (as defined below) in 2021. Our Paying Users were over 815 and 768 thousand for the three and nine months ended September 30, 2022, respectively. According to the Frost & Sullivan Study commissioned by Legacy Grindr, we are the largest and most popular gay mobile app in the world, with more MAUs than other LGBTQ social networking applications. We enable users to find and engage with each other, share content and experiences, and generally express themselves. We are a pioneer and leading influence on the lifestyle trends and discourse among the global LGBTQ community. We are devoted to providing a platform for social interactions for this vibrant community and to cultivating a safe and accepting environment where all are welcome and feel a sense of belonging. As a result, the Grindr platform has become a meaningful part of users’ social lives and has embedded us at the center of the community as the preferred channel for broadening their connections and engaging with like-minded individuals within the LGBTQ community. Our business, founded in 2009, is held by Legacy Grindr, a Delaware limited liability company that was incorporated in April 2020. The mailing address of our principal executive office is PO Box 69176, West Hollywood, California 90069.
Implications of Being an Emerging Growth Company
We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, as amended, and therefore we intend to take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in this prospectus, our periodic reports and our proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our Common Stock that is held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1.00 billion in non-convertible debt in the prior three-year period, or (iv) December 31, 2026.
Summary of Risk Factors
Below is a summary of material factors that make an investment in our securities speculative or risky. Importantly, this summary does not address all of the risks and uncertainties that we face. Additional discussion of the risks and uncertainties summarized in this risk factor summary, as well as other risks and uncertainties that we face, can be found under the section titled “Risk Factors” in this prospectus. The below summary is qualified in its entirety by that more complete discussion of such risks and uncertainties. You should carefully consider the risks and uncertainties described under the section titled “Risk Factors” as part of your evaluation of an investment in our securities:
Risks Related to our Brand, Products and Services, and Operations
•	Our business depends on the strength and market perception of the Grindr brand.

•	Changes to our existing products and services, or the development and introduction of new products and services, could fail to attract or retain users or generate revenue and profits.
•
If we fail to retain existing users or add new users, or if our users decrease their level of engagement with our products and services or do not convert to paying users, our revenue, financial results, and business may be significantly harmed.

•
Inappropriate actions by certain of our users could be attributed to us and damage our brand or reputation, or subject us to regulatory inquiries, legal action, or other liabilities, which, in turn, could materially adversely affect our business.

•	Unfavorable media coverage could materially and adversely affect our business, brand, or reputation.
•	The online social networking industry in which we operate is highly competitive, and if we cannot compete effectively, our business will suffer.
•	Our quarterly operating results and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict.
•	The distribution, marketing of, and access to our products and services depend, in large part, on third-party platforms and mobile application stores, among other third-party providers.
•
Privacy concerns relating to our products and services and the use of user information could negatively impact our user base or user engagement, which could have a material and adverse effect on our business, financial condition, and results of operations.

•
We rely primarily on the Apple App Store and Google Play Store as the channels for processing of payments. Any deterioration in our relationship with Apple, Google or other such third parties may negatively impact our business.

•
Adverse social and political environments for the LGBTQ community in certain parts of the world, including actions by governments or other groups, could limit our geographic reach, business expansion, and user growth, any of which could materially and adversely affect our business, financial condition, and results of operation.

Risks Related to Information Technology Systems and Intellectual Property
•
Security breaches, unauthorized access to or disclosure of our data or user data, or other data security incidents could expose us to liability, which could harm our reputation, generate negative publicity, and materially and adversely affect our business.

•
Our success depends, in part, on the integrity of our information technology systems and infrastructures and on our ability to enhance, expand, and adapt these systems and infrastructures in a timely and cost-effective manner.

Risks Related to Regulation and Litigation
•
We have identified a material weakness in our internal control over financial reporting which, if not corrected, could affect the reliability of our consolidated financial statements, and have other adverse consequences.

•	Our success depends, in part, on our ability to access, collect, and use personal data about our users and to comply with applicable privacy and data protection laws and industry best practices.
•	Investments in our business may be subject to U.S. foreign investment regulations.
•	Our business is subject to complex and evolving U.S. and international laws and regulations.
•
The varying and rapidly evolving regulatory framework on privacy and data protection across jurisdictions could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

•
We are subject to litigation, regulatory and other government investigations, and adverse outcomes in such proceedings could have a materially adverse effect on our business, financial condition, and results of operation.

•	Activities of our users or content made available by such users could subject us to liability.
Risks Related to Our Indebtedness
•	Our indebtedness could materially adversely affect our financial condition, our ability to raise additional capital to fund our operations, and operate our business.
Risks Related to Ownership of our Securities
•	We have a limited operating history and, as a result, our past results may not be indicative of future operating performance.
•	Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the U.S.
•	There is no guarantee that our warrants will be in the money at the time they become exercisable, and they may expire worthless.
•	The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.
•	We have incurred and expect to continue to incur significantly increased costs and devote substantial management time as a result of operating as a public company.
•	We may be unable to maintain the listing of our securities on NYSE.
•	The price of our securities may be volatile.
•	Future resales of our Common Stock and/or Warrants may cause the market price of our securities to drop significantly, even if our business is doing well.
•	Sales of our Common Stock and/or Warrants or the perception of such sales, by us or by significant stockholders, could cause the market price for our securities to decline.
•	We may be subject to securities litigation, which is expensive and could divert management attention.
•	Reports published by analysts or the ceasing of publication of research or reports about us could adversely affect the price and trading volume of our securities.
•	We do not intend to pay cash dividends for the foreseeable future.
General Risk Factors
•
A downturn in the global economy or other adverse macroeconomic disruptions, including as a result of bank failures, especially in the U.S. and Europe, where a substantial majority of our revenue is generated could adversely harm our business.

•	Our employees could engage in misconduct that materially adversely affects us.
Please see the section entitled “Risk Factors” beginning on page 6 of this prospectus for a discussion of these and other factors you should consider in evaluating our business.
Corporate Information
Our principal executive offices are located at 750 N. San Vicente Blvd., Suite RE 1400, West Hollywood, California 90069 and our telephone number is (310) 776-6680. Our corporate website address is www.grindr.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.
We and our subsidiaries own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their business. Other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this prospectus are listed without the applicable ®, ™ and SM symbols.

The Offering
Issuance of Common Stock
Shares of Common Stock offered by us
Up to 37,360,000 shares of Common Stock, including shares of Common Stock issuable upon exercise of the Private Placement Warrants and Public Warrants, consisting of (i) up to 18,560,000 shares of Common Stock that are issuable upon the exercise of up to 18,560,000 Private Placement Warrants, (ii) up to 13,800,000 shares of Common Stock that are issuable upon the exercise of up to 13,800,000 Public Warrants, and (iii) up to 5,000,000 shares of Common Stock issuable upon the exercise of up to 5,000,000 FPA Warrants.
Shares of Common Stock outstanding prior to the exercise of all Warrants
173,745,032 shares (as of March 14, 2023).
Shares of Common Stock outstanding assuming exercise of all Warrants
211,105,032 shares (based on total shares outstanding as of March 14, 2023).
Exercise price of Warrants
$11.50 per share, subject to adjustment as described herein.
Use of proceeds
We will receive up to an aggregate of approximately $429,640,000 from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes. The exercise price of our Public Warrants and Private Placement Warrants is $11.50 per warrant. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Common Stock. If the trading price for our Common Stock is less than $11.50 per share, we believe holders of our Warrants will be unlikely to exercise their warrants. To the extent that our Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of such Warrants will decrease. However, we would receive the cash proceeds upon exercise of warrants for cash, which exercise will depend on the price of our Common Stock. If the warrants are out of the money, the warrant holders are not likely to exercise their warrants. See the section titled “Use of Proceeds” in this prospectus for further details.
Resale of Common Stock and Warrants
Shares of Common Stock offered by the selling securityholders
We are registering the resale by the selling securityholders named in this prospectus, or their permitted transferees, an aggregate of 174,971,961 shares of Common Stock, consisting of:
•	up to 6,900,000 Founder Shares;

•	up to 144,214,804 shares of Common Stock owned by certain equityholders of Legacy Grindr, pursuant to the A&R Registration Rights Agreement;
•	up to 5,000,000 shares of Common Stock are issuable upon the exercise of the FPA Warrants;
•	up to 297,157 shares of Common Stock acquirable upon the exercise of certain options; and
•	up to 18,560,000 shares of Common Stock issuable upon the exercise of the Private Placement Warrants.
Warrants offered by the selling securityholders
Up to 23,560,000 Warrants, consisting of (a) up to 18,560,000 Private Placement Warrants and (b) up to 5,000,000 FPA Warrants.
Redemption
The Public Warrants are redeemable in certain circumstances. See the section titled “Description of Our Securities—Warrants” in this prospectus for further details.
Lock-Up Agreements
Certain of our securityholders are subject to certain restrictions on transfer until the termination of applicable lock-up periods. See the section titled “Certain Relationships and Related Party Transactions—A&R Registration Rights Agreement” in this prospectus for further details.
Terms of the offering
The selling securityholders will determine when and how they will dispose of the securities registered for resale under this prospectus.
Use of proceeds
We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the selling securityholders.
Risk factors
Before investing in our securities, you should carefully read and consider the information set forth in the section titled “Risk Factors” beginning on page 6 of this prospectus.
NYSE ticker symbols
“GRND” and “GRND.WS”
For additional information concerning the offering, see the section titled “Plan of Distribution” beginning on page 144 of this prospectus.

RISK FACTORS
Investing in our securities involves a high degree of risk. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under “Special Note Regarding Forward-Looking Statements,” you should carefully consider the risks and uncertainties described below together with all of the other information contained elsewhere in this prospectus, including our financial statements and related notes appearing at the end of this prospectus and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our securities. If any of the events or developments described below were to occur, our business, prospects, operating results, and financial condition could suffer materially, the trading price of our securities could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.
Risks Related to our Brand, Products and Services, and Operations
Our business depends on the strength and market perception of the Grindr brand and if events occur that damage our reputation and brand, our ability to expand our base of users may be impaired, and our business could be materially and adversely affected.
We believe that our brand has significantly contributed to the success of our business. Our business and financial performance are highly dependent on the strength and market perception of our brand. We have achieved significant organic growth mainly through word-of-mouth referrals to our platform, without relying on traditional advertising for user acquisition, and therefore we believe it is critical to ensure that our users remain favorably inclined toward the Grindr brand. In addition, we believe that maintaining and enhancing our brand will be critical to expanding our user base, advertising relationships, and other partnerships.
Maintaining and enhancing our brand will depend on an array of factors, including our ability to continue to provide useful, fun, reliable, trustworthy, and innovative products and services, which we may not do successfully or as successfully as we hope. Our products and services may not always appeal to our users, which may negatively affect our brand and our ability to retain existing users, upgrade users to paid accounts or add new users. See “—If we fail to retain existing users or add new users, or if our users decrease their level of engagement with our products and services or do not convert to Paying Users, our revenue, financial results, and business may be significantly harmed.” In addition, the actions of our advertisers or partners may negatively affect our brand if users have a negative impression of such brands or do not have a positive experience using third-party products or services that are integrated into our platform. See “—The distribution, marketing of, and access to our products and services depends, in large part, on third-party platforms and mobile application stores, among other third-party providers. If these third parties limit, prohibit, fail to operate, or otherwise interfere with the distribution or use of our products and services in any material way, it could adversely affect our business, financial condition, and results of operations.” Moreover, illicit or inappropriate conduct by users, advertisers, partners, or bad actors may adversely affect our brand, particularly if we fail to respond expeditiously to objectionable content on our platform or otherwise to address user concerns. See “—Inappropriate actions by certain of our users could be attributed to us and damage our brand or reputation, or subject us to regulatory inquiries, legal action, or other liabilities, which, in turn, could materially adversely affect our business.” We have also experienced, and expect to continue to experience, media, legislative, and regulatory scrutiny, as well as legal action and regulatory investigations, regarding user privacy and data protection, interactions between users, and other issues, which have harmed our reputation and brand and may seriously harm our reputation and brand in the future. See “—Unfavorable media coverage could materially and adversely affect our business, brand, or reputation.” If events occur that damage our reputation or brand, our business, financial condition, and results of operations could be materially and adversely affected.
Changes to our existing products and services, or the development and introduction of new products and services, could fail to attract or retain users or generate revenue and profits.
Our ability to retain, expand, monetize and engage our user base, and to increase our revenue, depends heavily on our ability to keep pace with user demands and technological changes in the industry by, among other things, continuing to evolve our existing products and services and developing successful new products and services. We operate in an industry characterized by rapidly changing technologies in response to evolving industry standards, frequent new product and service announcements and enhancements, and changing user demands, and our competitors in the online social networking industry are constantly developing new technologies and products and services. Our performance will therefore depend on our ability to adapt in response to this environment by, among other things, continuing to improve the speed, performance, features, ease of use, and reliability of our products and services, in response to evolving user demands and competitive dynamics. Any failure to keep pace with rapid technological changes could cause us to lose market share and thus have a material adverse effect on our business, financial condition, and results of operation.
In addition, our ability to retain, expand, monetize and engage our user base, and to increase our revenue, depends on our ability to continue to improve our existing products and services and to develop and introduce successful new products and services, both independently and together with third parties. We may introduce significant changes to our existing products and services or develop and introduce new or unproven products and services, including using technologies with which we have little or no prior development or operating experience. While we believe we can further improve our monetization capabilities by diversifying our subscription offerings, introducing more stand-alone premium functions, and further optimizing our advertising offerings, these efforts may not ultimately be successful or translate into meaningful additional revenue. If we do not continue to innovate and provide attractive products and services to our users, or if we fail to consistently tailor our products and services to accommodate our users’ changing demands, we may not be able to retain a large and active user base or to generate sufficient revenue, operating margin, or other value, to justify our investments, any of which may materially adversely affect our business.
We have also invested in, and expect to continue to invest in new products and services and other initiatives, which may involve unproven products, services, and technologies, to generate revenue. We regularly update our Grindr mobile application (the “Grindr App”) to introduce new features and improve our Grindr App’s performance. However, there is no guarantee that our investment in new products and services, new features, and other initiatives will succeed or generate revenue or other benefits for us. New products, services, and features may provide temporary increases in engagement that may ultimately fail to attract and retain users such that they may not produce the long-term benefits that we expect. We may also introduce new products, services, features or terms of service or policies, and seek to find new, effective ways to show our community new and existing products and services and alert them to events and opportunities to connect, that our users do not like, which may negatively affect our brand. If our new or enhanced brand, products and services or product extensions fail to engage users, marketers, or developers, or if our business plans are unsuccessful, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, any of which may materially adversely affect our business.
If we fail to retain existing users or add new users, or if our users decrease their level of engagement with our products and services or do not convert to Paying Users, our revenue, financial results, and business may be significantly harmed.
The size of our user base and our users’ level of engagement are critical to our success. Our financial performance has been and will continue to be significantly determined by our success in adding, retaining, and engaging users of our products and services and converting users into paying subscribers or premium add-on payers. We expect that the size of our user base will fluctuate or decline in one or more markets from time to time. If our user growth rate slows down, our business performance will become increasingly dependent on our ability to retain existing users and enhance user engagement on our platform in current and new markets. In addition, although we have primarily grown our user base organically, attracting and retaining additional users for our products and services may require increasingly large sales and marketing expenditures. If our platform ceases to be one of the most frequently used social networking applications for LGBTQ individuals, or if people do not perceive our products and services to be useful, reliable, and/or trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency, duration, and depth of their engagement.

Several other online social networking companies that achieved early popularity have since experienced slower growth or declines in their user bases or levels of engagement. We may experience a similar erosion of our user base or engagement levels, particularly as we achieve higher market penetration rates. User engagement can be difficult to measure, particularly as we introduce new and different products and services. Any number of factors can negatively affect user retention, growth, and engagement, including if:
•	users increasingly engage with competing products or services;
•	user behavior on any of our products and services change, including decreases in the quality of the user base and frequency of use of our products and services;
•	our competitors mimic our products and services or penetrate our markets (or markets we would like to enter) and therefore harm our user retention, engagement, and growth;
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users have difficulty installing, updating, or otherwise accessing our products and services on mobile devices because of actions by us or third parties that we rely on to distribute our products and services;

•	we fail to introduce new and improved products and services that appeal to our users, or if we make changes to existing products and services that do not appeal to our users;
•	we are unable to continue to develop products and services that work with a variety of mobile operating systems, networks, and smartphones;
•	users are no longer willing to pay for premium (fee-based) subscriptions or premium add-ons;
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we are unable to successfully balance our efforts to provide a compelling user experience with the decisions we make with respect to the frequency, prominence, and size of advertisements and other commercial content that we display on our platform;

•	we fail to protect our brand image or reputation;
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we experience decreases in user sentiment related to the quality of our products and services, or based upon concerns related to data privacy and the sharing of user data, safety, security, or well-being, among other factors;

•	we, or other companies in the industry, are the subject of adverse media reports or other negative publicity, including because of our data practices or other companies’ data practices;
•	we fail to keep pace with evolving online, market, and industry trends (including the introduction of new and enhanced digital services);
•	initiatives designed to attract and retain users and engagement are unsuccessful or discontinued;
•	we adopt terms, policies, or procedures concerning user data or advertising, among other areas, that are perceived negatively by our users or the general public;
•	we are unable to combat inappropriate or abusive use of our platform;
•	we fail to address user or regulatory concerns related to privacy, data security, personal safety, or other factors;
•	we are unable to manage and prioritize information to ensure users are presented with content that is interesting, useful, and relevant to them;
•	we fail to provide adequate customer service to users, advertisers, or other partners;
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technical or other problems prevent us from delivering our products and services in a rapid and reliable manner or otherwise affect the user experience, such as security breaches, distributed denial-of-service attacks, or failure to prevent or limit spam or similar content;

•	our current or future products and services reduce user activity on Grindr by making it easier for our users to interact and share on third-party websites;
•	third-party initiatives that may enable greater use of our products and services, including low cost or discounted data plans, are discontinued;

•	there is decreased engagement with our products and services because of changes in prevailing social, cultural, or political preferences in the markers in which we operate; and
•	there are changes mandated by legislation, regulations, or government actions.
From time to time, certain of these factors have negatively affected our user retention, growth, and engagement to varying degrees. If we are unable to maintain or increase our user base and user engagement, our revenue and financial results may be materially adversely affected. In addition, we may not experience rapid user growth or engagement in countries where, even though mobile device penetration is high, due to the lack of sufficient cellular based data networks, consumers rely heavily on Wi-Fi and may not access our products and services regularly throughout the day. Any decrease in user retention, growth, or engagement could render our products and services less attractive to users, which is likely to have a material and adverse impact on our revenue, business, financial condition, and results of operations. If our user growth rate slows or declines, we will become increasingly dependent on our ability to maintain or increase levels of user engagement and monetization to drive revenue growth.
Inappropriate actions by certain of our users could be attributed to us and damage our brand or reputation, or subject us to regulatory inquiries, legal action, or other liabilities, which, in turn, could materially adversely affect our business.
Our platform allows users to freely connect and communicate with other users. Our platform may be misused by individuals or groups of individuals to engage in illicit or otherwise inappropriate activities, which may adversely affect the public perception of our brand and our ability to retain existing users or add new users. Our content moderation team frequently detects and addresses user actions that violate our Terms and Conditions of Service, Communities Guidelines, or other policies applicable to our platform, which prohibit, among other things, any form of harassment, hate speech, violence of any kind, and other offensive content; profile pictures with nudity, pornography, or drugs; impersonation of another person; minor activity on the platform (including uploading images depicting minors or communicating with another user believed to be a minor); and illegal actions such as the advertising of sexual services or drugs. With a combination of human moderation and automated tooling, violations are frequently detected and addressed by our content moderation team, and we expect to continue to endeavor to detect and address these issues in the future.
While we have systems and processes in place that aim to monitor and review the appropriateness of the content generated on our platform, including our content moderation team, automated tools, and in-app features that allow users to report illicit or otherwise inappropriate activity to us, and have adopted policies regarding the illicit or otherwise inappropriate use of our products and services, our users have in the past, and could in the future, nonetheless engage in activities on our platform that violate our policies or the law. These safeguards may not be sufficient to ensure the safety of our users and this may harm our reputation and brand, especially if any instances of illicit or otherwise inappropriate conduct become well-publicized, as has occurred in the past.
In addition, while our policies attempt to address the illicit or otherwise inappropriate use of our products and services, and we publish and make available resources that provide users with information designed to help protect users’ digital security, personal safety (both on, and off, our Grindr App), and self-care, we do not control what happens if our users decide to meet in person after connecting on our platform.
Our platform allows users to freely connect and communicate with other users in the same geographic area or in the other geographic areas around the world through the “Explore” feature. Users of our products and services have been, and may in the future be, physically, financially, emotionally, or otherwise harmed by other individuals that they have met or may meet through the use of our products and services. For example, we have in the past received, and could in the future receive, complaints about users being assaulted or subjected to other forms of illicit conduct after meeting other users in person through our products and services. When one or more of our users suffers or alleges to have suffered any harm either on our platform or in person after meeting another user on our platform, we have in the past, and could in the future, experience legal action, regulatory investigations, or negative publicity that could damage our brand and reputation. See “—Risks Related to Regulation and Litigation—We are subject to litigation, regulatory and other government investigations, enforcement actions, and settlements, and adverse outcomes in such proceedings could have a materially adverse effect on our business, financial condition, and results of operation.” Similar events with respect to users of our competitors’ products and services could result in negative publicity for the overall social networking industry, or the LGBTQ social networking industry more specifically, which could in turn negatively affect our business, financial condition, and results of operation. See “—Unfavorable media coverage could materially and adversely affect our business, brand, or reputation.”

Unfavorable media coverage could materially and adversely affect our business, brand, or reputation.
We receive a high degree of media coverage around the world, partly due to the social and cultural sensitivity associated with the unique demographic group that we serve, all of which has affected, and could in the future affect, the reputation and market perception of our brand. Regardless of its accuracy or authenticity, negative publicity concerning us, including media coverage regarding the actions of our users on or off our platform, our Terms and Conditions of Service or privacy practices, the quality or safety of our products and services, the actions of our advertisers or other partners, litigation or regulatory activity, and/or the actions of other companies that provide similar services to us, could materially and adversely affect our brand, which could, in turn, materially and adversely affect the size, engagement, and loyalty of our user base, as well as the number and quality of advertisers that choose to advertise on our platform. For example, since at least 2016, multiple news outlets and research groups have identified ways to allegedly determine the precise geolocation of users of Grindr and similar services. Although we do not always use the full precision of the user’s location, and our users have the choice not to display their relative location in the Grindr cascade, trilateration, the process of estimating a user’s location by combining the distance measurement from three points surrounding a user, is a common risk in location-based apps and could be perceived as a threat to users’ location privacy in some jurisdictions. These risks have led to multiple regulatory inquiries. See “Risks Related to Regulation and Litigation—The varying and rapidly evolving regulatory framework on privacy and data protection across jurisdictions could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”
Additionally, in 2018, negative media reports raised concerns, leading to multiple regulatory inquiries, regarding our sharing of user-provided HIV status with service providers that we engaged to perform analytics services to help us improve the user experience. Although our users had consented to sharing their profile data with service providers, we had contractual protections limiting service provider use of user data, and the user data was shared in compliance with those contractual obligations and with applicable law, in response to the media reports and investigations, we discontinued sharing user-provided HIV status information with these service providers, among other measures. This unfavorable media coverage created negative sentiment regarding our brand and our privacy practices among our current and potential user base, advertisers, platform partners, and other stakeholders as well as the general public, some of which continues to this day. See “—Risks Related to Regulation and Litigation—The varying and rapidly evolving regulatory framework on privacy and data protection across jurisdictions could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.” Furthermore, in 2021, a religious blog claimed to have used a “commercially available” data set which contains “signal” data which allegedly included Grindr’s “data,” among other unidentified sources, to reveal that a Catholic priest had utilized Grindr’s app, resulting in that priest resigning his position. Although in response to the blog we took steps to clarify our data practices (and to inquire into the potential data sources relied on by the blog), the blog may have created negative sentiment regarding our brand and our privacy practices, regardless of the accuracy or authenticity of the blog.
We cannot assure you that we will be able to defuse negative publicity about us and/or our services to the satisfaction of our users, advertisers, platform partners, and other stakeholders. If we fail to protect our brand or reputation, given our reliance on the strength of our brand and organic growth, we may experience material adverse effects to the size, demographics, engagement, and loyalty of our user base, resulting in decreased revenue, fewer Grindr App installs (or increased Grindr App uninstalls), fewer conversions to premium subscription versions of our Grindr App, or slower user growth rates, among other negative effects. Negative publicity, especially when it is directly addressed against us, may also require us to engage in defensive media campaigns which, in turn, may cause us to increase our marketing expenses and divert our management’s attention and may adversely impact our business and results of operations. If events occur that damage our brand and reputation and we fail to respond promptly or if we incur excessive expenses in these types of efforts, our business, financial condition, and results of operations could be materially and adversely affected. See “—Our business depends on the strength and market perception of the Grindr brand. If events occur that damage our reputation and brand, our ability to expand our base of users may be impaired, and our business could be materially adversely affected”.
The online social networking industry in which we operate is highly competitive, and if we cannot compete effectively our business will suffer.
The online social networking industry is highly competitive, with a consistent stream of new products and services and entrants. We compete primarily with other global companies that provide dating and networking products and services that have LGBTQ users, such as Tinder and OKCupid, and regional companies that provide dating and networking products and services for LGBTQ users, such as Scruff and PlanetRomeo. Some of our competitors may enjoy better competitive positions in certain geographical regions, user demographics, or other key areas that we currently serve or may serve in the future. These advantages could enable these competitors to offer products and services that are more appealing to users and potential users than our products and services, or to respond more quickly and/or cost-effectively than us to new or changing opportunities. In addition, to the extent that some of our competitors were first movers in particular geographic regions, their positions in those regions could create barriers to our entry.
In addition, within the social networking industry more generally, costs for users to switch between products and services are low, and users have a propensity to try new approaches to connecting with other people and to use multiple products and services at the same time. As a result, new products and services, entrants, and business models are likely to continue to emerge. It is possible that a new product could gain rapid scale at the expense of existing brands through harnessing a new technology or distribution channel, or a new or existing distribution channel, creating a new approach to connecting people or some other means.
Potential competitors include larger companies that could devote greater resources to the promotion or marketing of their products and services, take advantage of acquisition or other opportunities more readily than we do, or develop and expand their products and services more quickly than we do. Potential competitors also include established social media companies, which may develop products and services, features, or services that compete with ours, and which may have easier access to new markets or potential users than we do. For example, Facebook recently launched Facebook Dating in North America, Europe, and other markets around the globe. Facebook and similar competitors could gain competitive advantages over Grindr through, for example, their access to existing large pools of potential users and preexisting information about those potential users and/or their strong or dominant positions in one or more markets, or by offering different product features or products and services at low or no cost to users. Our competitors may develop products and services, features, or services similar to ours or that achieve greater market acceptance than our products and services, features, or services, they may undertake more far-reaching and successful product development efforts or marketing campaigns than we do, or they may adopt more aggressive pricing policies than we do. Any of these efforts, if successful, may enable our competitors to acquire and engage users at the expense of our user growth or engagement, which may have a material adverse effect on our business, financial condition, and results of operation. See “—If we fail to retain existing users or add new users, or if our users decrease their level of engagement with our products and services or do not convert to Paying Users, our revenue, financial results, and business may be significantly harmed.”
Moreover, in emerging international markets, where mobile devices often lack large storage capabilities, among other technical limitations, we may compete with other applications for the limited space available on a user’s mobile device. We also face competition from traditional and online media businesses for advertising budgets. As we introduce new products and services, as our existing products and services evolve, or as other companies introduce new products and services, we may become subject to additional competition.
In addition, we believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:
•	the usefulness, ease of use, performance, and reliability of our products and services compared to our competitors;
•	the size and demographics of our user base;
•	the scale, growth, and engagement of our users with our products and services relative to those of our competitors;
•	our ability to acquire efficiently new users for our products and services;
•	the timing and market acceptance of our products and services;
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our ability to introduce new, and improve on existing, features, products and services, and services in response to competition, user sentiment or requirements, online, market, social, and industry trends, the ever-evolving technological landscape, and the ever-changing regulatory landscape (in particular, as it relates to the regulation of online social networking platforms);

•	our ability to continue monetizing our products and services;

•	the frequency, size, and relative prominence of the ads and other commercial content displayed by us or our competitors;
•	our customer service and support efforts;
•	the reputation of our brand for trust and safety and privacy and data protection, among other things;
•	adverse media reports or other negative publicity;
•	the effectiveness of our advertising and sales teams;
•	continued growth in internet access and smartphone adoption in certain regions of the world, particularly emerging markets;
•	changes mandated by legislation, regulatory authorities, or litigation, including settlements and consent decrees, some of which may have a disproportionate effect on us;
•	acquisitions or consolidations within our industry, which may result in more formidable competitors;
•	our ability to attract, retain, and motivate talented employees, particularly software engineers;
•	our ability to protect our intellectual property, including against our competitors’ possible attempts to mimic or copy aspects of our Grindr App;
•	our ability to cost-effectively manage and grow our operations; and
•	our ability to maintain the value and reputation of our brand relative to our competitors.
If we are not able to effectively compete against our current or future competitors and products and services that may emerge, our user base and level of user engagement may decrease, which could have a material adverse effect on our business, financial condition, and results of operations.
We have grown rapidly in recent years and certain members of our management team have joined us recently. If we are unable to manage our growth effectively, our brand, company culture, and financial performance may suffer.
Since launching our platform in 2009, we have experienced rapid growth and demand for our services. We have expanded our operations rapidly worldwide, and certain members of our management team have joined us recently. As we grow, our business becomes increasingly complex and the process of implementing operations at scale takes time. We have increased our employee headcount, and we expect our headcount growth to continue for the foreseeable future. To effectively manage and capitalize on our growth, we must continue to expand our sales and marketing, focus on innovative product and content development, and upgrade our information systems and other processes, among other changes. Our continued growth could strain our existing resources, and we could experience ongoing operating difficulties in managing our business across numerous jurisdictions, including difficulties in hiring, training, and managing a diverse, remote-first, and growing employee base. We expect to continue to make investments to maintain and improve the capacity, capability and reliability of our infrastructure. To the extent that we do not effectively address capacity constraints as we grow and continually develop our technology and infrastructure to accommodate actual and anticipated changes in technology, our business and results of operations may be negatively affected. Failure to scale and preserve our company culture with growth could harm our future success, including our ability to retain and recruit personnel and to focus on and pursue our corporate objectives effectively. If our management team does not effectively manage our growth, we may experience erosion to our brand, the quality of our products and services may suffer, and our company culture may be harmed. Moreover, we have been, and may in the future be, subject to legacy claims or liabilities arising from policies, systems, and/or controls in earlier periods of our rapid development.
The rapidly evolving nature of the markets in which we operate creates substantial uncertainty concerning how these markets may develop, and reduce our ability to accurately forecast quarterly or annual revenue and future growth. Failure to manage our future growth effectively could have a material adverse effect on our business, financial condition, and operating results.

Our quarterly operating results and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict.
Our quarterly operating results and other operating metrics have fluctuated in the past and may continue to fluctuate from quarter to quarter, which makes them difficult to predict. Our financial condition and operating results in any given quarter can be influenced by numerous factors, many of which we cannot predict or are outside of our control, including:
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fluctuations in the rate at which we retain existing users and attracts new users, the level of engagement by our users, or our ability to convert users from the free version of the platform to premium (fee-based) subscriptions;

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our development, improvement, and introduction of new products and services, services, technology, and features, and the enhancement of existing products and services, services, technologies, and features;

•	successful expansion into international markets, particularly in emerging markets;
•	errors in our forecasting of user demand;
•	increases in engineering, product development, marketing, or other operating expenses that we may incur to grow and expand operations and to remain competitive;
•	changes in our relationship with Apple, Google, or other third parties;
•	announcements by competitors of significant new products and services, services, licenses, or acquisitions;
•	the diversification and growth of our revenue sources;
•	our ability to maintain gross margins and operating margins;
•	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;
•	changes in our effective tax rate;
•	changes in accounting standards, policies, guidance, interpretations, or principles;
•	the continued development and upgrading of our technology platform;
•	our ability to effectively prevent and remediate system failures or breaches of security or privacy;
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our ability to obtain, maintain, protect, and enforce intellectual property rights and successfully defend against claims of infringement, misappropriation, or other violations of third-party intellectual property;

•	adverse litigation judgments, settlements, or other litigation-related costs;
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changes in the legislative or regulatory environment, including with respect to privacy, intellectual property, consumer product safety, and advertising, or enforcement by government regulators, including fines, orders, or consent decrees; and

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changes in business or macroeconomic conditions, including the impact of the current COVID-19 outbreak, inflation, lower consumer confidence in our business or in the social networking industry generally, recessionary conditions, increased unemployment rates, stagnant or declining wages, political unrest, armed conflicts, natural disasters, as well as financial market instability or disruptions to the banking system due to bank failures, particularly in light of the recent events that have occurred with respect to Silicon Valley Bank (“SVB”).

Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our results of operations.
The variability and unpredictability of our quarterly operating results or other operating metrics could result in our failure to fully meet the expectations or those of analysts that could cover us or investors with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations, the market price of the stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

The distribution, marketing of, and access to our products and services depend, in large part, on third-party platforms and mobile application stores, among other third-party providers. If these third parties limit, prohibit, or fail to operate, or otherwise interfere with the distribution or use of our products or services in any material way, it could materially and adversely affect our business, financial condition, and results of operations.
We market and distribute our products and services primarily through the Apple App Store and Google Play Store. We are subject to the standard terms, conditions, and guidelines of these platforms for App developers, which govern the promotion and distribution of our products and services on their respective platforms, and our ability to market the Grindr brand on any given property or channel is subject to the policies of the relevant third party. In addition, there is no guarantee that these popular mobile platforms will continue to feature or make available our products, or that we will be able to comply with the standard terms, conditions, and guidelines of these platforms, such that our products and services continue to be available through these platforms. Apple App Store and Google Play Store have and may continue to impose access restrictions for users in Russia and other geopolitical regions in relation to the conflict between Russia and Ukraine or other events that are beyond Grindr’s control, such as terrorism, public health crises, or political unrest, which could result in the inability to access and use our products and services and other negative experiences for our users and, in turn, harm our user reputation and adversely affect our business. In addition, there is no guarantee that users will continue to use our products and services rather than competing products and services.
We also depend on the interoperability of our products and services with popular mobile operating systems, networks, technologies, products and services, and standards that we do not control, such as the iOS and Android operating systems. Any changes, bugs, or technical issues in these systems, or changes in our relationships with third party product or service providers such as our mobile operating system partners, handset manufacturers, or mobile carriers, or changes in their agreements, terms of service or policies that degrade our products and services’ functionality, reduce or eliminate our ability to update or distribute our products and services, give preferential treatment to competitive products and services, limit our ability to deliver, target, or measure the effectiveness of ads, or charge fees related to the distribution of our products and services or our delivery of ads, could impact the usage of our products and services on mobile devices and have a material adverse effect on our business, financial condition, and results of operations. For example, starting with iOS version 14, Apple has required mobile application developers to ask users for their permission to track them or to access their device’s advertising identifier (known as the IDFA). Tracking refers to the act of linking user or device data collected from one mobile application with user or device data collected from other companies’ mobile applications, websites, or offline properties for targeted advertising (e.g., personalized ads) or advertising measurement purposes. A low opt-in rate to grant IDFA by iOS mobile operating system users will, and may continue to, significantly limit the ability of advertisers to accurately target and measure their advertising campaigns at the user level and mobile application developers may experience increased cost per registration.
In addition, certain channels have, from time to time, limited or prohibited advertisements for similar products and services, including because of poor behavior by other industry participants. There is no assurance that we will not be limited or prohibited from using certain current or prospective marketing channels or providing certain features in the future.
Further, many users historically registered for (and logged into) our Grindr App exclusively through their Apple IDs, Google usernames, or Facebook profiles. While we have alternate authentication methods that allow users to register for (and log into) our Grindr App using an email address or their mobile phone numbers, there can be no assurances that users will use these other methods. Apple, Google, and Facebook have broad discretion to change their terms and conditions in ways that could limit, eliminate, or otherwise interfere with our ability to use Apple IDs, Google usernames, or Facebook profiles as a registration method or to allow these entities to use such data to gain a competitive advantage. If Apple, Google, or Facebook did so, our business, financial condition, and results of operations could be materially adversely affected. Additionally, if security on Apple, Google, or Facebook is compromised, if our users are locked out from their accounts, or if Apple, Google, or Facebook experiences an outage, our users may be unable to access our products and services. If our ability to distribute our products and services to our users is impaired, even if for a temporary period, user growth and engagement on our service could be materially adversely affected, even if for a temporary period. Any of these events could materially adversely affect our business, financial condition, and results of operations.

Privacy concerns relating to our products and services and the use of user information could negatively impact our user base or user engagement, which could have a material and adverse effect on our business, financial condition, and results of operations.
We collect user profile, precise user location, and other personal data from our users to provide them with our products and services and to better facilitate connections among our users. As discussed above, despite the increased level of social acceptance of the LGBTQ community, identification as LGBTQ remains stigmatized, marginalized, and deemed illegal in certain parts of the world. Grindr embraces all sexual orientations and gender identities, including those who identify expressly as straight, gay, bi+ (i.e., those open to multiple genders like pansexual, polysexual, queer, fluid, and flexible), transexual, lesbian, demisexual, among others. However, certain of our existing and potential users may prefer not to associate with our platform publicly, not to identify themselves publicly as LGBTQ, not to have assumptions or perceptions formed about their sexual orientation or gender identity, and/or not to have their sexual orientations and gender identities known by others in the LGBTQ community.
While we will endeavor to monitor adverse legal developments globally, including legislative action and restrictive regulatory interpretations related to the processing of personal data, including special categories of personal data which we collect and process, and attempt to comply with these legal developments, we may in the future be subject to more stringent obligations or claims under such adverse legislation or regulatory interpretations, which can materially impact our ability to provide our services in certain locales with restrictive data privacy regulatory frameworks.
In addition, although our products and services aim to create an environment inclusive of all people (both within and outside of the LGBTQ community), our potential users may be reluctant to use our products and services out of fear of the ramifications of being associated with our platform or identified or perceived as a potential member of the LGBTQ community. Concerns about being identified or perceived in a certain way, as well as concerns about the collection, use, disclosure, or security of personal information or chat history or other privacy-related matters, even if unfounded, could damage our reputation and discourage potential users from choosing our platform, all of which may adversely affect our business, financial condition, and results of operations. See “—Adverse social and political environments for the LGBTQ community in certain parts of the world, including actions by governments or other groups, could limit our geographic reach, business expansion, and user growth, any of which could materially and adversely affect our business, financial condition, and results of operation.”
Any incidents where our users’ information is accessed without authorization, or is improperly used, or incidents that otherwise violate our policies or do not comply with applicable laws and best practices, could damage our reputation and diminish our competitive position. Affected users or government authorities could initiate legal or regulatory actions against us over these incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. In addition, our advertising and other business partners also have varying expectations and demands with respect to data privacy and protection measures and practices, and our failure to fully meet such expectations or demands may cause our advertising or other business partners to take adverse actions, including without limitation suspension, termination, or other unexpected changes in the business relationship which may materially and adversely affect our financial condition, business outlook, or reputation. Our success depends, in part, on our ability to access, collect, and use personal data about our users and to comply with applicable privacy and data protection laws and industry best practices. See “—Risks Related to Regulation and Litigation—Our success depends, in part, on our ability to access, collect, and use personal data about our users and to comply with applicable privacy and data protection laws and industry best practices.”
In addition, from time to time, we receive requests or demands for information from law enforcement agencies that seek access to our user content. In some cases, these requests or demands seek information that we are not able to provide or have determined it is not appropriate to provide due to technical limitations, privacy concerns, or retention practices. Maintaining the trust of our users is important to sustain our user growth, retention, and engagement. Concerns over our privacy practices, whether actual or unfounded, could damage our reputation and brand and deter users, advertisers, and partners from using our products and services, any of which may adversely affect our business, financial condition, and results of operations.

We rely primarily on the Apple App Store and Google Play Store as the channels for processing of payments. In addition, access to our products and services depends on mobile App stores and other third parties such as data center service providers, as well as third-party payment aggregators, computer systems, internet transit providers and other communications systems and service providers. Any deterioration in our relationship with Apple, Google or other such third parties may negatively impact our business.
Our products and services mainly depend on mobile App stores and the continued services and performance of other third parties such as data center service providers, third party payment aggregators, computer systems, internet transit providers, and other communications systems and service providers. We primarily make our Grindr App available to users through, and therefore largely depend upon, the Apple App Store and the Google Play Store. While our Grindr App is generally free to download from these stores, we offer our users the opportunity to purchase subscriptions and premium add-ons. We determine the prices for these subscriptions and premium add-ons, but at this time, they are primarily processed through the in-App payment systems provided by Apple and Google. We also utilize Stripe in order to process payments related to certain legacy subscriptions. Apple and Google, as well as other third parties such as Stripe, have broad discretion to make changes to their operating systems or payment services or change the manner in which their mobile operating systems function and their respective terms and conditions applicable to the distribution of our Grindr App, including the amount of, and requirement to pay, certain fees associated with purchases required to be facilitated by such third parties through our Grindr App, and to interpret their respective terms and conditions in ways that may limit, eliminate, or otherwise interfere with our products and services, our ability to distribute our Grindr App through their stores, our ability to update our Grindr App, including to make bug fixes or other feature updates or upgrades, the features we provide, the manner in which we market our in-App products and services, our ability to access native functionality or other aspects of mobile devices, and our ability to access information about our users that they collect.
To the extent such third parties do so, our business, financial condition, and results of operations could be materially adversely affected. For example, our business could suffer materially if Apple or Google, including other third parties, albeit to a lesser extent, change their standard terms and conditions, interpretations, or other policies and practices in a way that is detrimental to us or if they determine that we are in violation of their standard terms and conditions and prohibit us from distributing our Grindr App on their platforms.
There can be no assurance that Apple or Google, or any other similar third party, will not limit, delay, eliminate, or otherwise interfere with the distribution of our Grindr App, or that we will not be limited or prohibited from using certain current or prospective distribution or marketing channels in the future. For example, either Apple or Google could block or delay the distribution of a new version of our platform or our products and services based upon alleged non-compliance with their policies concerning safety or in-App content, technical performance, or design, among other issues. In addition, Google could immediately terminate our Google Play distribution agreement if we experience a change of control, which would have a material adverse effect on our business. If Apple or Google took any such actions, or if we experience a deterioration in either relationship, our business, financial condition, and results of operations could be materially adversely affected.
Apple recently announced that it would allow app developers to process payments for subscriptions and other premium add-ons outside of Apple’s payment system. However, there can be no assurance that we will be successful in our effort to process payments outside of Apple’s payment systems.
In addition, we rely on a wide array of additional third parties in various other aspects of our operations, including software developers, computing, storage, and bandwidth service providers, suppliers of technology infrastructures, mobile application optimization and analytics firms, sales and marketing channels, contract engineers, contract content contributors, as well as LGBTQ rights advocacy organizations around the world. Any deterioration in our relationships with these third-party suppliers, vendors, and business partners, or any adverse change in the terms and conditions governing these relationships, could have a negative impact on our business, financial condition, and results of operations.
Our user growth, engagement, and monetization on mobile devices depend upon effective operation with mobile operating systems, networks, and standards that we do not control.
To deliver a high-quality user experience, our products and services must work well across a range of mobile operating systems, networks, technologies, mobile devices, and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these mobile operating systems, handset manufacturers, networks, mobiles devices, mobile carriers, and standards. In addition, any future changes to mobile operating systems, networks, mobile devices, mobile carriers, or standards may impact the accessibility, speed, functionality, and other performance aspects of our products and services. These issues may, and likely will, occur in the future from time to time. If users experience issues accessing or using our products and services, particularly on their mobile devices, or if our users choose not to access or use our products and services on their mobile devices, our user growth, retention, and engagement could be harmed, and our business, financial condition, and results of operation could be adversely affected.
As discussed above, we market, distribute, and make our products and services available across several mobile operating systems and devices (e.g., iOS and Android) and through a number of third-party publishers and distribution channels (e.g., the Apple App Store and Google Play Store). There can be no guarantee that popular mobile devices will continue to feature our products and services, or that mobile device users will continue to use our products and services over competing products and services. In addition, if the number of platforms for which we develop our products and services increases, our costs and expenses will also increase, as will the risks of bugs, outages, or other technical issues. Moreover, our products and services require high-bandwidth data capabilities. If the costs of data usage increase, our user growth, retention, and engagement may be seriously harmed.
Adverse social and political environments for the LGBTQ community in certain parts of the world, including actions by governments or other groups, could limit our geographic reach, business expansion, and user growth, any of which could materially and adversely affect our business, financial condition, and results of operation.
While there has been substantial progress in the protection of LGBTQ rights in certain parts of the world, identification as LGBTQ remains stigmatized, marginalized, and deemed illegal in many parts of the world. We have faced and may continue to face incidents in which government authorities in certain countries use our products and services to entrap and arrest LGBTQ individuals under charges of “promoting sexual deviancy” and “inciting immorality,” among others.
In addition, some countries, including Pakistan and the Crimean Peninsula in Ukraine, have banned our products and services and the products and services of other companies in the industry that provide services for and promote the LGBTQ community. Access to our Grindr App in other countries, such as China, Turkey, Lebanon, Indonesia, the United Arab Emirates, Saudi Arabia, and Qatar, may only be available through the use of services such as virtual private networks, or VPNs, or via home wireless networks, thereby decreasing accessibility to our products and services. Adverse social and political environments for the LGBTQ community in anti-LGBTQ countries could limit our geographical reach, business expansion, and user growth, any of which could materially and adversely affect our business, financial condition, and results of operation.
In addition, government authorities in various countries may seek to restrict user access to our products and services, if they consider us to be in violation of their laws, a threat to public safety, or for other reasons, including if they consider the content on our products and services to be immoral or indecent. In the event that content shown on our products and services is subject to censorship, access to our products and services may be restricted (in whole or in part) in one or more countries, we may be required to or elect to make changes to our operations or other restrictions may be imposed on our products and services. If our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to retain, expand, and engage our user base and qualify advertisers may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our business, financial condition, and results of operations could be materially adversely affected.
Our success depends on the demographics of the community that we serve and our ability to foresee and respond to changing market and user demands.
Our success depends heavily upon a variety of factors specific to the adult LGBTQ community that we serve. Changes in the population size, gender distribution, disposable income, and other demographic characteristics of the global LGBTQ community could have a significant impact on demand for our products and services and our attractiveness to advertisers who pay to reach our user base.
In addition, changes in the demographic characteristics of the LGBTQ community could result in shifts in its members’ demands and preferences. The significant diversity within the adult LGBTQ global population further imposes challenges for us to successfully foresee and respond to the changing preferences and interests of this community. Should we fail to adequately foresee and respond to the demands and preferences of the markets we serve, our business, financial condition, and results of operations would be materially and adversely affected.

Our growth and monetization strategies may not be successfully implemented or generate sustainable revenue and profit.
To sustain our revenue growth, we must effectively monetize our user base and expand the monetization of our products and services. Our growth and monetization strategies are constantly evolving. We plan to offer our users more types of subscription packages, additional offers to encourage conversion to premium (fee-based) subscriptions, and stand-alone for-pay features, among other strategies. In addition, we intend to diversify our advertiser portfolio and strengthen the performance of our online self-service advertising system. However, these efforts might not be successful and may not justify our investment, or we may not be able to pursue them at all. We have limited and may continue to limit the user data shared with third-party advertising partners, which could have a negative effect on our ability to maximize our advertising revenue. In addition, we are continuously seeking to balance the growth objectives and monetization strategies with our desire to provide an optimal user experience, and we may not be successful in achieving a balance that continues to retain and attract users. If our growth and monetization strategies do not generate sustainable revenue, our business, financial condition, and results of operations could be materially adversely affected.
Our product development, investment, and other business decisions may not prioritize short-term financial results and may not produce the long-term benefits that we expect.
We frequently make product development and investment decisions that may not prioritize short-term financial results, if we believe that the decisions benefit the aggregate user experience and will thereby improve our financial performance over the long term. For example, we launched our Grindr 4 Equality initiative to better serve the LGBTQ community and strengthen our brand image without focusing on immediate financial returns. Likewise, we occasionally launch features that we cannot monetize (and may never be able to monetize), but those features aim to improve the overall user experience and thus improve our long-term financial performance by driving user engagement and retention, among other potential effects. However, these sorts of decisions may not produce the long-term benefits that we expect, in which case our user growth and engagement, our relationships with partners and advertisers, and our business, financial conditions, and results of operations could be materially adversely affected.
The failure to attract new advertisers, the loss of existing advertisers, a deterioration in any of our advertising relationships, or a reduction in their spending could adversely harm our business.
We currently generate a material portion of our revenue from advertising on our products and services, which is included under our Indirect Revenue. We attract third-party advertisers because of our extensive LGBTQ user base worldwide, among other factors. Any decrease or a slower growth in our user base or user engagement may discourage new or existing advertisers from advertising on our products and services. The advertisers control their respective development and operation, and we have little input, if any at all, on how their platforms operate. In addition, we largely do not have control over the type of advertisers or the content of their advertisements on our platform. Any deterioration in our relationship with these platforms, any changes in how they operate their platforms or in the requirements regarding the content on our platform, or any deterioration in the platforms’ relationships with advertisers that advertise on our platform may materially adversely affect our advertising revenue. Any loss of existing advertisers or failure to attract new advertisers will materially adversely affect our business, financial condition, and results of operations.
Our advertisers typically do not have long-term advertising commitments with us. The majority of our advertisers spend only a relatively small portion of their overall advertising budget with us. In addition, certain advertisers may view some of our products and services as controversial, experimental or unproven. Advertisers will not continue to do business with us, or they will reduce the prices they are willing to pay to advertise with us, if we do not deliver ads and other commercial content in an effective manner, or if they do not believe that their investment in advertising with us will generate a competitive return relative to other alternatives. Moreover, we rely on the ability to collect and disclose data and metrics for our advertisers to attract new advertisers and retain existing advertisers. Any restriction, whether by law, regulation, policy, or any other reason, on our ability to collect and disclose data to our advertisers would impede our ability to attract and retain advertisers. Our ability to collect and disclose data may also be adversely affected by third-parties, such as third-party publishers and platforms. See “—The distribution, marketing of, and access to our products and services depend, in large part, on third-party platforms and mobile application stores, among other third-party providers. If these third parties limit, prohibit, or otherwise interfere with the distribution or use of our products and services in any material way, it could materially adversely affect our business, financial condition, and results of operations.”

In addition, we believe that our advertising revenue could also be adversely affected by many factors both within and beyond our control, including:
•	decreases in monthly active users and user growth and engagement, including time spent on our products and services;
•	decreased user access to and engagement with us through our mobile products and services;
•	the degree to which our users cease or reduce the number of times they engage with ads placed through our products and services;
•	changes in our demographics that make us less attractive to advertisers;
•	product changes or inventory management decisions that we make that reduce the size, frequency, or prominence of ads and other commercial content displayed on our products and services;
•	our inability to improve our analytics and measurement solutions that demonstrate the value of our ads and other commercial content;
•	loss of advertising market share to our competitors;
•	adverse legal developments relating to advertising, including legislative action, regulatory developments, and litigation;
•
competitive developments or advertiser perception of the value of our products and services that change the rates we can charge for advertising or the volume of advertising on our products and services;

•	adverse media reports or other negative publicity involving us or other companies in our industry;
•	our inability to create new products and services that sustain or increase the value of our ads and other commercial content;
•	changes in the pricing of online advertising;
•	difficulty and frustration from advertisers who may need to reformat or change their advertisements to comply with our guidelines;
•	the impact of new technologies that could block or obscure the display of our ads and other commercial content; and
•	the impact of macroeconomic conditions and conditions in the advertising industry in general.
The occurrence of any of these or other factors could result in a reduction in demand for our ads and other commercial content, which may reduce the prices we receive for our ads and other commercial content, or cause advertisers to stop advertising with us altogether, any of which could negatively affect our business, financial condition, and results of operation.
We may not be able to charge subscription fees or premium add-on fees at a sufficient level or raise these fees.
We currently offer two premium (fee-based) subscription versions of our platform, Grindr Xtra and Grindr Unlimited, each of which offers a wide range of premium services to subscribers through additional features. Subscribers can choose different subscription packages for different periods, with deeper discounts typically being offered to subscribers who select longer subscription periods. In addition, we at times offer users the option to purchase certain premium add-ons, such as one-day day pass memberships to our premium subscription versions of the platform, among other premium add-on offers. Given the increasing market competition that we face, the constantly changing user demands and preferences that we must address, and the uncertainties in the overall economic environment, we may not be able to charge fees at a sufficient level or raise fees, especially in emerging markets.
In addition, our pricing strategies may fail to gain acceptance among users or compete effectively against our competitors, especially in emerging markets where we have less of an operating history. Moreover, we may be unable to convert our users from our free products and services to our subscription-based products and services at a sufficient rate, or at all. In any of these events, our business, financial condition, and results of operations could be materially adversely affected.

We have significant internationally sourced revenue and plan to expand our operations abroad in markets in which we have more limited operating experience. As a result, we may face additional risks in connection with certain of our international operations that could adversely affect our financial results.
We have significant internationally sourced revenue and plan to continue the international expansion of our business, including through the translation of our products and services. As of December 31, 2022, we distribute the iOS and Android versions of our Grindr App in 9 and 21 languages, respectively, and had registered users in most countries and territories in which the Apple App Store and Google Play Store operate (except Cuba, China, Iran, Sudan and Ukraine). Our international revenues represented 37.4% and 35.8% of total revenue for the years ended December 31, 2022 and 2021, respectively.
We may enter new international markets and expand our operations in existing international markets, where we have limited or no experience in marketing, selling, and deploying our products and services. In addition, some or all of our products or services may not be permitted or made available in certain markets due to legal and regulatory complexities and different societal perceptions of LGBTQ identities. See “—Adverse social and political environments for the LGBTQ community in certain parts of the world, including actions by governments or other groups, could limit our geographic reach, business expansion, and user growth, any of which could materially and adversely affect our business, financial condition, and results of operation.” If we fail to deploy, manage, or oversee our international expansion successfully, our business may suffer.
In addition, we believe that operating internationally, particularly in countries in which we have more limited experience, exposes us to a number of additional risks both within and beyond our control, including:
•	operational and compliance challenges caused by distance, language, and cultural differences;
•	political tensions, social unrests, or economic instability, particularly in the countries in which we operate;
•	differing levels of social and technological acceptance of our products and services, or lack of acceptance of them generally;
•	low usage and/or penetration of internet-connected consumer electronic devices;
•
risks related to the legal and regulatory environment in foreign jurisdictions, including with respect to privacy, data security and unexpected changes in laws, regulatory requirements, and enforcement;

•	potential damage to our brand and reputation due to compliance with local laws, including potential censorship or requirements to provide user information to local authorities;
•	our lack of a critical mass of users in certain markets;
•	fluctuations in currency exchange rates;
•	higher levels of credit risk and payment fraud;
•	enhanced difficulties of integrating any foreign acquisitions;
•	burdens of complying with a variety of foreign laws, including multiple tax jurisdictions;
•	competitive environments that favor local businesses;
•	reduced protection for intellectual property rights in some countries;
•	difficulties in staffing and managing global operations and the increased travel, infrastructure, and legal compliance costs associated with multiple international locations;
•	regulations that might add difficulties in repatriating cash earned outside the U.S. and otherwise preventing us from freely moving cash;
•	import and export restrictions and changes in trade regulations;
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political unrest, terrorism, military conflict (such as the conflict involving Russia and Ukraine), war, health and safety epidemics (such as the COVID-19 pandemic and the 2022 mpox outbreak) or the threat of any of these events;

•
export controls and economic sanctions administered by the U.S. Department of Commerce Bureau of Industry and Security and the U.S. Department of the Treasury Office of Foreign Assets Control and similar regulatory entities in other jurisdictions;

•	compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar anti-corruption laws in other jurisdictions; and
•	compliance with statutory equity requirements and management of tax consequences.
Moreover, geopolitical tensions in or involving countries in which we operate, such as Russia, may prevent us from operating in certain countries or increase our costs of operating in those countries. See “—A downturn in the global economy, especially in the United States and Europe, where a substantial majority of our revenue is generated could adversely harm our business.” In addition, if enforcement authorities demand access to our user data, our failure to comply could lead to our inability to operate in such countries or other punitive acts. For example, in 2018, Russia blocked access to the messaging app Telegram after it refused to provide access to the Russian government to encrypted messages.
The occurrence of any of these or other factors or our failure to effectively manage the complexity of our global operations could materially adversely affect our international operations, which could, in turn, negatively affect our business, financial condition, and results of operations.
Our business and results of operations may be materially adversely affected by the recent COVID-19 pandemic, the 2022 mpox outbreak, or other similar outbreaks.
Our business could be materially adversely affected by the outbreak of a widespread health epidemic or pandemic, including the recent COVID-19 pandemic and newly declared public health emergencies such as the 2022 mpox outbreak. The COVID-19 pandemic has reached across the globe, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans intended to control the spread of the virus. While some of these measures have been relaxed over the past few months in various parts of the world, ongoing social distancing measures, and future prevention and mitigation measures, as well as the potential for some of these measures to be reinstituted in the event of repeat waves of the virus, are likely to have an adverse impact on global economic conditions and consumer confidence and spending, and could materially adversely affect demand, or our users’ ability to pay, for our products and services. The 2022 mpox outbreak has spread to many regions of the world, including to regions where we conduct our business operations. We have seen slower active user growth in areas with significant mpox outbreaks. If the mpox outbreak continues to spread, any resulting fluctuation in our user base and user activity may have a material adverse effect on our business operations and financial results.
A public health epidemic, pandemic or public health emergency, including COVID-19 and 2022 mpox outbreak, poses the risk that we or our employees, contractors, vendors, and other business partners may be prevented or impaired from conducting ordinary course business activities for an indefinite period, including due to shutdowns necessitated for the health and well-being of our employees, the employees of business partners, or shutdowns that may be requested or mandated by governmental authorities. In addition, in response to the COVID-19 pandemic, we have taken several precautions that may adversely impact employee productivity, such as moving to a remote-first work environment, imposing travel restrictions within the U.S. and internationally, and temporarily closing office locations.
A widespread epidemic, pandemic, or other health crisis could also cause significant volatility in global markets. The COVID-19 pandemic has caused disruption in financial markets, which if it continues or intensifies, could reduce our ability to access capital and thereby negatively impact our liquidity.
We have in the past experienced, and may in the future experience volatility in our user and revenue growth rates as a result of the COVID-19 pandemic and the 2022 mpox outbreak. We intend to continue to execute on our strategic plans and operational initiatives; however, the uncertainties may result in delays or modifications to these plans and initiatives. Part of our growth strategy includes increasing the number of international users and expanding into additional geographies. The timing and success of our international expansion may be negatively impacted by COVID-19, the 2022 mpox outbreak or other disease outbreaks, which could impede our anticipated growth. As we experience volatility or decline in growth rates, investors’ perceptions of our business may be adversely affected, and the trading price of our shares of Common Stock may decline.
The ultimate extent of the impact of any epidemic, pandemic, or other health crisis on our business will depend on multiple factors that are highly uncertain and cannot be predicted, including its severity, location and duration, and actions taken to contain or prevent further its spread. In addition, the COVID-19 pandemic and the 2022 mpox outbreak could increase the magnitude of many of the other risks described elsewhere in this prospectus and may have other material adverse effects on our operations that we are not currently able to predict. If our business and the markets in which it operates experience a prolonged occurrence of adverse public health conditions, such as COVID-19, the 2022 mpox outbreak and other similar outbreaks, it could materially adversely affect our business, financial condition, and results of operations.
The forecasts and projections herein are based upon certain assumptions, analyses, and estimates. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, our actual results may differ materially from those forecasted or projected.
The forecasts and projections, including projected revenue growth, Adjusted EBITDA Margin and the anticipated market opportunity, growth and penetration, are subject to significant uncertainty and are based on certain assumptions, analyses and estimates, including with reference to third-party forecasts, any or all of which may prove to be incorrect or inaccurate. These include assumptions, analyses and estimates about future pricing and future costs, all of which are subject to a wide variety of business, regulatory and competitive risks and uncertainties. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, our actual results may differ materially from those forecasted or projected, adversely affecting the value of Common Stock.
We depend on our key personnel and we may not be able to operate or grow our business effectively if we lose the services of any of our key personnel or are unable to attract qualified personnel in the future.
We currently depend on the continued services and performance of our key personnel, including members of senior management, product development and revenue teams, engineering personnel, and privacy and information security employees, among other key staff. In addition, some of our key technologies and systems have been, or may be in the future, custom-made for our business by our key personnel. If one or more of our senior management or other key employees cannot or chooses not to continue their employment with us, we might not be able to replace them easily, in a timely manner, or at all. In addition, the risk that competitors or other companies may poach our talent increases as we continue to build our brand and become more well-known. Our key personnel likely have been, and may continue to be, subject to poaching efforts by our competitors and other internet and high-growth companies, including well-capitalized players in the social media and consumer internet space. The loss of key personnel, including members of management, product development and revenue teams, engineering personnel, and privacy and information security employees, could disrupt our operations and have a material adverse effect on our business, financial condition, and results of operations.
Our future success will depend upon our continued ability to identify, hire, develop, motivate, and retain highly skilled individuals across the globe, with the continued contributions of our senior management being especially critical to our success. We face intense competition in the industry for well-qualified, highly skilled employees and our continued ability to compete effectively depends, in part, upon our ability to attract and retain new employees. While we have established programs to attract new employees and provide incentives to retain existing employees, particularly our senior management, we cannot guarantee that we will be able to attract new employees or retain the services of our senior management or any other key employees in the future. Additionally, we believe that our culture and core values have been, and will continue to be, a key contributor to our success and our ability to foster the innovation, creativity, and teamwork that we believe we need to support our operations. If we fail to effectively manage our hiring needs and successfully integrate our new hires, or if we fail to effectively manage remote work arrangements resulting from the COVID-19 pandemic, among other factors, our efficiency and ability to meet our forecasts and our ability to maintain our culture, employee morale, productivity, and retention could suffer, and our business, financial condition, and results of operations could be materially adversely affected.
Finally, effective succession planning will be important to our future success. If we fail to ensure the effective transfer of senior management knowledge and to create smooth transitions involving senior management across our various businesses, our ability to execute short and long term strategic, financial, and operating goals, as well as our business, financial condition, and results of operations generally, could be materially adversely affected.
We have limited insurance coverage with respect to our business and operations.
Although we maintain property insurance, professional liability insurance, technology error and omission/cyber liability insurance, and commercial general liability insurance, we cannot assure you that our insurance coverage will be sufficient or that future coverage will be available at reasonable costs. Accordingly, we may determine that we cannot obtain insurance on acceptable terms or at all. However, we have in the past, and may in the future, experience issues obtaining cyber insurance that provides third-party reimbursement or obtaining such insurance on favorable terms.
In addition, our business disruption insurance covers only loss of business income sustained due to direct physical loss or damage to property on our premises, and insurance policies covering damage to our IT infrastructure or information technology systems are limited. Any disruptions to our IT infrastructures or systems or an uncovered business disruption event could result in substantial cost to us and diversion of our resources.
Problems with any insurer, or the general limitations of our insurance policies, including any applicable retentions or caps, could result in limited coverage for us and cause us to incur significant operating expenses. Additionally, if a significant loss, judgment, claim, or other event is not covered by insurance, the loss and related expenses could harm our business, financial condition, and results of operations. The occurrence of any of these or other factors could negatively affect our business, financial condition, and results of operations.
We rely on certain key operating metrics that have not been independently verified to manage our business, we may periodically change our metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.
We regularly review metrics, such as MAUs, to evaluate growth trends, measure our performance, and make strategic decisions. The MAUs are calculated using unique devices that demonstrate activity on our Grindr App on a calendar month basis and the devices counted may not exactly correlate to the number of users of our Grindr App. The MAUs are also calculated using internal company data gathered on analytics platforms that we developed or deployed and operate, and they have not been validated by an independent third party. In addition, our internal systems measure MAUs by detecting user activity when users open our Grindr App on their devices, regardless of whether the users engage in any further activities using the application, and therefore these metrics cannot measure the extent to which our users use our products and services, or accurately estimate the impact that it may have on our financial results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Financial Metrics” for more details. While these metrics are based on what we believe to be reasonable estimates of our user base for the applicable periods, there are inherent challenges in measuring how our products and services are used across large populations globally and in accounting for spam accounts (as opposed to genuine users). Our user metrics are also affected by technology on certain mobile devices that automatically runs in the background of our Grindr App when another phone function is used, and this activity can cause our system to miscount the user metrics associated with such an account. The methodologies used to measure these metrics require significant judgment and are also susceptible to algorithm or other technical errors. In addition, we are continually seeking to improve our estimates of our user base, and such estimates may change due to improvements or changes in our methodology.
Errors or inaccuracies in our metrics or data could also result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of MAUs were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies. We continually seek to address technical issues in our ability to record such data and improve our accuracy, but given the complexity of the systems involved, the rapidly changing nature of mobile devices and systems, how our platform manages identity, and the way our users use the Grindr App, we expect these issues to continue. We are currently exploring and developing an alternative identifier in an effort to capture different use cases on our platform, such as when a user logs into their account from multiple devices or when users periodically uninstall and then reinstall our Grindr App. This identifier may not be applicable retroactively to historical data. This technology is still nascent, and it may be some time before we determine the resultant data is reliable or useful. To the extent we switch to reporting MAU data in the future based on this alternative identifier, it may be difficult for investors to evaluate period over period comparisons of these metrics. We may periodically change the metrics we use for internal or external reporting purposes. If advertisers, partners, or investors do not perceive our user, geographic, or other demographic metrics to be accurate representations of our user base, or if we discover material inaccuracies in our user, geographic, or other demographic metrics, our reputation may be seriously harmed. If customers, platform partners, or investors do not perceive our user, geographic, or other demographic metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user, geographic, or other demographic metrics, our reputation may be materially adversely impacted and users, platform partners, and investors may be less willing to allocate their resources or spending to our Grindr App, any of which could materially negatively affect our business, financial condition, and results of operation.
Foreign currency exchange rate fluctuations could materially adversely affect our results of operations.
We operate in various international markets. During the years ended December 31, 2022 and 2021, our international revenue represented 37.4% and 35.8% of our total revenue, respectively. We translate international revenues into U.S. dollar-denominated operating results, and during periods of a strengthening U.S. dollar, our international revenues will be reduced when translated into U.S. dollars. In addition, as foreign currency exchange rates fluctuate, the translation of our international revenues into U.S. dollar-denominated operating results affects the period-over-period comparability of such results and can result in foreign currency exchange gains and losses.
We have exposure to foreign currency exchange risk related to transactions carried out in a currency other than the U.S. dollar, and investments in foreign subsidiaries with a functional currency other than the U.S. dollar.
Brexit has caused, and may continue to cause, volatility in currency exchange rates between the U.S. dollar and the British pound, or GBP, and the full impact of Brexit remains uncertain. To the extent that the U.S. dollar strengthens relative to the GBP, the translation of our international revenues into U.S. dollars will reduce its U.S. dollar denominated operating results and will affect their period-over-period comparability. See “—Risks Related to Regulation and Litigation—Legal, political, and economic uncertainty surrounding the exit of the United Kingdom from the European Union, or Brexit, and the implementation of the trade and cooperation agreement between the United Kingdom and the European Union could have a material adverse effect on our business.”
Significant foreign exchange rate fluctuations, in the case of one currency or collectively with other currencies, could materially adversely affect our business, financial condition, and results of operations.
Risks Related to Information Technology Systems and Intellectual Property
Security breaches, unauthorized access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other data security incidents could compromise sensitive information related to our business and/or user personal data processed by us or on our behalf and expose us to liability, which could harm our reputation, generate negative publicity, and materially and adversely affect our business.
Our products and services and the operation of our business involve the collection, storage, processing, and transmission of data, including personal data regarding our users. The information systems that store and process such data are susceptible to increasing threats of continually evolving cybersecurity risks. Cyber-attacks by third parties seeking unauthorized access to confidential or sensitive data, including personal data regarding our users, or seeking to disrupt our ability to provide services, have become prevalent in our industry. We may also face attempts to create false or undesirable user accounts or take other actions for the purposes of spamming, spreading misinformation or other objectionable ends. Given our Grindr App’s popularity and user demographics, bad actors may attempt to target or exploit our systems or users. We face an ever-increasing number of threats to our information systems from a broad range of potential bad actors, including foreign governments, criminals, competitors, computer hackers, cyber terrorists, and politically or socially motivated groups or individuals, and we have previously experienced various attempts to access our information systems. These threats include physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, contractors, consultants, and/or other third parties with otherwise legitimate access to our systems, website, or facilities, or from cyber-attacks by malicious third parties which could breach our data security and disrupt our systems. The motivations of such actors may vary, but breaches that compromise our information technology systems can cause interruptions, delays, or operational malfunctions, which, in turn, could have a material adverse effect on our business, financial condition, and results of operations.
In addition, the risks related to a security breach or disruption, including through a distributed denial-of-service, or DDoS, attack, computer and mobile malware, worms, viruses, social engineering (predominantly spear phishing attacks), attempts to misappropriate customer information, including credit card information and account login credentials, and general hacking, have become more prevalent in our industry and these risks have generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. Ransomware attacks, including those perpetrated by organized criminal threat actors, nation-states, and nation-state supported actors, are also becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting payments.
Security incidents or disruptions have occurred on our systems in the past, and they will continue to occur in the future and may be inherently difficult to detect for long periods of time. As a result of our market leader position, the size of our user base, and the types and volume of personal data on our systems, we believe that we are a particularly attractive target for such breaches and attacks, including from highly sophisticated, state-sponsored, or otherwise well-funded actors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and services and technical infrastructure to the satisfaction of our users may harm our reputation and our ability to retain existing users and attract new users, as well as generate negative publicity.
Although we have devoted and continue to devote significant resources to protect our data and user data, we cannot assure you that such measures will provide absolute security and we may also incur significant costs in protecting against or remediating cyberattacks. In addition, some of the user data we collected is stored in facilities provided by third parties which are beyond our control. Any failure to prevent or mitigate security breaches and unauthorized access to or disclosure of our data or user data, including personal information, content, or payment information from users, or information from marketers, could result in the loss, modification, disclosure, destruction, or other misuse of such data, which could subject us to legal liability, including investigations by regulatory authorities and/or litigation that could result in liability to third parties, harm our business and reputation, and diminish our competitive position. We may incur significant costs in protecting against or remediating such incidents and as cybersecurity incidents continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measure or to investigate and remediate any information security vulnerabilities. Our efforts to protect our confidential and sensitive data, the data of our users or other personal information we receive, and to disable undesirable activities on our platform, may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance, including defects or vulnerabilities in our service providers’ information technology systems or offerings; government surveillance; breaches of physical security of our facilities or technical infrastructure; or other threats that may surface or evolve.
In addition, third parties may attempt to fraudulently induce employees or users to disclose information to gain access to our data or our users’ data. Although we have developed systems and processes that are designed to protect our data and user data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure you that such measures will be successful, that we will be able to anticipate or detect all cyber-attacks or other breaches, that we will be able to react to cyber-attacks or other breaches in a timely manner, or that our remediation efforts will be successful. We may also incur significant legal and financial exposure, including legal claims, higher transaction fees, and regulatory fines and penalties because of any compromise or breach of our systems or data security, or the systems and data security of our third-party providers. Any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.
Moreover, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems (including our products and services) or the third-party information technology systems that support us and our services. Some of our partners may receive or store information provided by us or by our users through mobile or web applications integrated with our Grindr App, and we use third-party service providers to store, transmit, and otherwise process certain confidential, sensitive, or personal information on our behalf. If these third parties fail to adopt or adhere to adequate data security practices, or in the event of a breach of their networks, our data or our users’ data may be improperly accessed, used, or disclosed, which could subject us to legal liability. We cannot control such third parties and cannot guarantee that a security breach will not occur on their systems. Although we may have contractual protections with our third-party service providers, contractors, and consultants, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our third-party service providers, contractors, or consultants may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.

While our insurance policies include liability coverage for certain of these matters, if we experience a significant security incident, we could be subject to liability or other damages that exceed our insurance coverage and we cannot be certain that such insurance policies will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. See “—Risks Related to our Brand, Products and Services, and Operations—We have limited insurance coverage with respect to our business and operations.” The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or coinsurance requirements, could have a material adverse effect on our business, financial condition, and results of operations.
The occurrence of any of these or other factors could negatively affect our business, financial condition, and results of operations.
Our success depends, in part, on the integrity of our information technology systems and infrastructures and on our ability to enhance, expand, and adapt these systems and infrastructures in a timely and cost-effective manner.
Our reputation and ability to attract, retain, and serve users depends on the reliable performance of our products and services and our underlying technology infrastructure. Our products and services and systems rely on highly technical and complex software and hardware, and they depend on the ability of such software and hardware to store, retrieve, process, and manage immense amounts of data. While we have not experienced any material outages in the recent past, we have in the past experienced performance delays and other glitches, and we expect to face similar issues in the future. In addition, our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays, other glitches, or outages that could make some or all of our systems or data temporarily unavailable and prevent our products and services from functioning properly for our users. Any such interruption could arise for any number of reasons, including human errors, and could materially and adversely affect our business, financial condition, and results of operations.
Moreover, our systems and infrastructures are vulnerable to damage from fire, power loss, hardware and operating software errors, cyber-attacks, technical limitations, telecommunications failures, acts of God, and similar events. While we have back-up systems in place for certain aspects of our operations, not all of our systems and infrastructures have redundancies or back-up systems. In addition, disaster recovery planning can never account for all possible eventualities and our property and business interruption insurance coverage may not be adequate to compensate us fully for any losses that we may suffer. Any interruptions or outages, regardless of the cause, could negatively impact our users’ experiences with our products and services, tarnish our reputations and decrease demand for our products and services, and result in significant negative publicity, any of which could materially adversely affect our business, financial condition, and results of operations. Moreover, even if detected, the resolution of such interruptions may take a long time, during which customers may not be able to access, or may have limited access to, our products and services.
We also continually work to expand and enhance the efficiency and scalability of our technology and network systems to improve the experience of our users, accommodate substantial increases in the volume of traffic to our various products and services, ensure acceptable load times for our products and services, and keep up with changes in technology and user preferences. Any failure to do so in a timely and cost-effective manner could materially adversely affect our users’ experience with our various products and services, thereby negatively impacting the demand for our products and services, and could increase our costs, any of which could materially adversely affect our business, financial condition, and results of operations.
If the security of personal and confidential or sensitive user information that we maintain and store is breached, or otherwise accessed by unauthorized persons, it may be costly to remediate such breach, it may generate negative publicity, and our reputation could be harmed.
We receive, process, store, and transmit a significant amount of personal information regarding our users and other confidential or sensitive information, including user-to-user communications, and personal information of our employees and users, and enable our users to share their personal information, including some which may be interpreted as special or sensitive information under certain privacy and data protection regulations, with each other through their public Grindr profiles or private in-App messages. In some cases, we engage third-party service providers to store this information. We continuously develop and maintain systems to protect the security, integrity, and confidentiality of this information, but we have experienced past incidents of inadvertent or unauthorized use or disclosure of such information. See “—Risks Related to our Brand, Products and Services, and Operations—Unfavorable media coverage could materially and adversely affect our business, brand, or reputation.” In addition, we may in the future experience additional incidents of inadvertent or unauthorized use or disclosure of information, or third parties may gain unauthorized access to information despite our efforts. When such incidents occur, we may not be able to remedy them, we may be required by law to notify regulators and individuals whose personal information was used or disclosed without authorization, we may be subject to claims against us, including government enforcement actions or investigations, fines and litigation, we may be subject to negative publicity, and we may have to expend significant capital and other resources to mitigate the impact of such events, including developing and implementing protections to prevent future events of this nature from occurring. When breaches of our or our third-party service providers’ and partners’ information technology systems occur or unauthorized access to any of the confidential, sensitive, or other personal information that we collect or process occurs, the perception of the effectiveness of our security measures, the security measures of our partners, and our reputation may be harmed, we may lose current and potential users and the recognition of our brand and our brand’s competitive positions may be diminished, any of which could materially adversely affect our business, financial condition, and results of operations.
The occurrence of any of these or other factors could negatively affect our business, financial condition, and results of operations.
We are subject to risks related to credit card payments, including data security breaches and fraud that we or third parties experience or additional regulation, any of which could materially adversely affect our business, financial condition, and results of operations.
In addition to purchases through the Apple App Store and the Google Play Store, we accept payment from our users through certain other online payment service providers, and we expect to explore and implement additional payment mechanisms based in part upon Apple’s recent announcement that it would allow app developers to process payments for subscriptions and other premium add-ons outside of Apple’s payment system. See “—Risks Related to our Brand, Products and Services, and Operations—We rely primarily on the Apple App Store and Google Play Store as the channels for processing of payments. In addition, access to our products and services depends on mobile app stores and other third parties such as data center service providers, as well as third party payment aggregators, computer systems, internet transit providers and other communications systems and service providers. Any deterioration in our relationship with Apple, Google either of them or other such third parties may negatively impact our business.” The ability to process credit card information or other account charges on a real-time basis without having to proactively reach out to the consumer each time we process an auto-renewal payment or a payment for the purchase of a premium feature on any of our products and services will be critical to our success and to a seamless experience for our users. When we experience or a third party experiences a data security breach involving credit card information, affected cardholders will often cancel their credit cards. In the case of a breach experienced by a third party, the more sizable the third party’s customer base and the greater the number of credit card accounts impacted, the more likely it is that our users would be impacted by such a breach. To the extent our users are ever affected by such a breach experienced by us or a third party, affected users would need to be contacted to obtain new credit card information and process any pending transactions. It is likely that we would not be able to reach all affected users, and even if we could, some users’ new credit card information may not be obtained and some pending transactions may not be processed, which could materially adversely affect our business, financial condition, and results of operations.
In addition, even if our users are not directly impacted by a given data security breach, they may lose confidence in the ability of service providers to protect their personal information generally, which could cause them to stop using their credit cards online and choose alternative payment methods that are not as convenient for us or restrict our ability to process payments without significant cost or user effort.
Moreover, if we fail to adequately prevent fraudulent credit card transactions, we may face litigation, fines, governmental enforcement action, civil liability, diminished public perception of our security measures, significantly higher credit card-related costs and substantial remediation costs, or refusal by credit card processors to continue to process payments on our behalf, any of which could materially adversely affect our business, financial condition, and results of operations.
Finally, the passage or adoption of any legislation or regulation affecting the ability of service providers to periodically charge consumers for, among other things, recurring subscription payments may materially adversely affect our business, financial condition, and results of operations. In addition, many U.S. states are considering similar legislation or regulation, or changes to existing legislation or regulation governing subscription payments. While we will monitor and attempt to comply with these legal developments, we may in the future be subject to claims under such legislation or regulation.
The occurrence of any of these or other factors could negatively affect our business, financial condition, and results of operations.
Our success depends, in part, on the integrity of third-party systems and infrastructures and on continued and unimpeded access to our products and services on the internet.
We rely on third parties, primarily data center and cloud-based, hosted web service providers, such as Amazon Web Services, as well as software development services, computer systems, internet transit providers, and other communications systems and service providers, in connection with the provision of our products and services generally, as well as to facilitate and process certain transactions with our users. See “—Risks Related to our Brand, Products and Services, and Operations—The distribution, marketing of, and access to our products and services depends, in large part, on third-party platforms and mobile application stores, among other third-party providers. If these third parties limit, prohibit, or otherwise interfere with the distribution or use of our products and services in any material way, it could adversely affect our business, financial condition, and results of operations.” We have no control over any of these third parties or their operations. While we seek actively reduce risk by trying to minimize reliance on any single third party or our operations, and by creating back-up systems where possible, we cannot guarantee that third-party providers will not experience system interruptions, outages or delays, or deterioration in the performance.
Problems or insolvency experienced by any of these third-party providers, the telecommunications network providers with which we or they contract, the systems through which telecommunications providers allocate capacity among their customers, or any other providers or related services, could also materially and adversely affect us. Any changes in service levels at our data centers or any interruptions, outages, or delays in our systems or those of our third-party providers, or deterioration in the performance of these systems, could impair our ability to provide our products and services or process transactions with our users, which could materially adversely impact our business, financial condition, and results of operations. In addition, if we need to migrate our business to different third-party providers because of any such problems or insolvency, it could impact our ability to retain our existing users or add new users, among other materially adverse effects. See “—Risks Related to our Brand, Products and Services, and Operations—If we fail to retain existing users or add new users, or if our users decrease their level of engagement with our products and services or do not convert to Paying Users, our revenue, financial results, and business may be significantly harmed.”
The occurrence of any of these or other factors could negatively affect our business, financial condition, and results of operations.
Our products and services and internal systems rely on highly technical software and, if it contains undetected errors or vulnerabilities, we could be subject to liability and our business could be materially adversely affected.
As explained above, our products and services and internal systems rely on highly technical and complex software, including software developed or maintained internally and/or by third parties. In addition, our products and services and internal systems depend on the ability of such software to store, retrieve, process, and manage immense amounts of data. The software on which we rely has contained, and may now and in the future contain, undetected errors, bugs, or vulnerabilities. Some errors may only be discovered after the code has been released for external or internal use and can manifest in any number of ways in our products and services, including through diminished performance, security vulnerabilities, malfunctions, or even permanently disabled products and services. Errors, bugs, vulnerabilities, or other defects within the software on which we rely have in the past, and may in the future, result in a negative experience for users and marketers who use our products and services, delay product introductions or enhancements, result in targeting, measurement, or billing errors, compromise our ability to protect the data of our users and/or our intellectual property, result in negative publicity, or lead to reductions in our ability to provide some or all of our services. In addition, any errors, bugs, vulnerabilities, or defects discovered in the software on which we rely, and any associated degradations or interruptions of service, could result in damage to our reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect our business, financial condition, and results of operations.
We could also face claims for product liability, tort, breach of warranty, or other causes of action. Although our Terms and Conditions of Service contain provisions relating to warranty disclaimers and liability limitations, among other provisions our Terms and Conditions of Service or, these contractual terms may not be upheld or enforceable in all jurisdictions in which we distribute our products and services, and they may not offer us any protections from liability in potential legal action. In addition, defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and seriously harm our reputation and our business. Moreover, if our liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business could be adversely affected. See “—Risks Related to our Brand, Products and Services, and Operations—We have limited insurance coverage with respect to our business and operations.”
The occurrence of any of these or other factors could negatively affect our business, financial condition, and results of operations.
From time to time, we are party to intellectual property-related litigations and proceedings that are expensive and time consuming to defend, and, if resolved adversely, could materially adversely impact our business, financial condition, and results of operations.
We may become party to disputes from time to time over rights and obligations concerning our intellectual property or intellectual property held by third parties, and we may not prevail in these disputes. Companies on the internet, technology, and social media industries are frequently involved in litigation based upon allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation, and other violations of other parties’ rights. Many companies in these industries, including many of our competitors, have substantially larger intellectual property portfolios than we do (and substantially more resources), which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for infringement, misappropriation, or other violations of patent or other intellectual property rights. In addition, various “non-practicing entities” that own patents and other intellectual property rights often attempt to assert claims to extract value from technology companies. Given that these patent holding companies or other adverse intellectual property rights holders typically have no relevant product revenue, our own issued or pending patents and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. From time to time we receive claims from third parties which allege that we have infringed upon their intellectual property rights, and we have also been a party to several patent infringement litigations from such third parties. Further, from time to time we may introduce new products and services, product features and services, including in areas where we currently do not have an offering, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. In addition, some of our agreements with third-party partners require us to indemnify them for certain intellectual property claims asserted against them, which could require us to incur considerable costs in defending such claims and may require us to pay significant damages in the event of an adverse ruling. Such third-party partners may also discontinue their relationships with us because of injunctions or otherwise, which could result in loss of revenue and adversely impact our business operations.
In addition, although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or consultants have inadvertently or otherwise used or disclosed intellectual property, including trade secrets, software code or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims and, if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Furthermore, although we generally require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Moreover, any such assignment of intellectual property rights may not be self-executing, the assignment agreements may be breached or the agreements may not effectively assign ownership of relevant intellectual property rights to us, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.
As we face increasing competition and develop new products and services, we expect the number of patent and other intellectual property claims against us may grow. There may be intellectual property or other rights held by others, including issued or pending patents, that cover significant aspects of our products and services, and we cannot be sure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future.
Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources. Some of our competitors have substantially greater resources than we do and can sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. The outcome of any litigation is inherently uncertain, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, third parties may seek, and we may become subject to, preliminary or provisional rulings during any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us or that require us to make material changes to our business. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal, including being subject to a permanent injunction and being required to pay substantial monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property rights. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third-party’s rights. If we are required or choose to enter into royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. Such arrangements may also only be available on a non-exclusive basis such that third parties, including our competitors, could have access to the same licensed technology to compete with us. As a result, we may also be required to develop or procure alternative non-infringing technology, which could require significant effort, time and expense or discontinue use of the technology or practices, which could negatively affect the user experience or may not be feasible. There also can be no assurance that we would be able to develop or license suitable alternative technology to permit us to continue offering the affected products or services. If we cannot develop or license alternative technology for any allegedly infringing aspect of our business, we would be forced to limit our products and services and may be unable to compete effectively. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing, and any unfavorable resolution of such disputes and litigation, would materially and adversely impact our business, financial condition, and results of operations.
The occurrence of any of these or other factors could negatively affect our business, financial condition, and results of operations.
We may fail to adequately protect our intellectual property rights or to prevent third parties from making unauthorized use of such rights, and our registered intellectual property is subject to challenge.
Our intellectual property is a material asset of our business, and our success depends in part on our ability to protect our proprietary rights and intellectual property. For example, we heavily rely upon our trademarks, designs, copyrights, and related domain names, social media handles, and logos to market our brand and to build and maintain brand loyalty and recognition. We rely upon patented and patent-pending proprietary technologies and trade secrets, as well as a combination of laws, and contractual restrictions, including confidentiality agreements with employees, customers, users, suppliers, affiliates, and others, to establish, protect, and enforce our various intellectual property rights. For example, we have generally registered and continue to apply to register and renew, or secure by contract where appropriate, trademarks and service marks as they are developed and used, and reserve, register, and renew domain names and social media handles as we deem appropriate. If our trademarks and trade names are not adequately protected, then we may not be able to build and maintain name recognition in our markets of interest and our business may be adversely affected. In addition, effective intellectual property protection may not be available or may not be sought in every country in which our products and services are made available, or in every class of goods and services in which we operate, and contractual disputes may affect the use of marks governed by private contract. Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic, or determined to be infringing on other marks. Our competitors may also adopt trade names or trademarks like ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Similarly, not every variation of a domain name or social media handle may be available or be registered by us, even if available. The occurrence of any of these events could result in the erosion of our brand and limit our ability to market our brand using our various domain names and social media handles, as well as impede our ability to effectively compete against competitors with similar technologies or products and services, any of which could materially adversely affect our business, financial condition, and results of operations.
We cannot guarantee that our efforts to obtain and maintain intellectual property rights are adequate, that we have secured, or will be able to secure, appropriate permissions or protections for all of the intellectual property rights we use or rely on. Even in cases where we seek intellectual property registration or other protections, there is no assurance that the resulting registration, issuance or other protection will effectively protect every significant feature of our products and services. Moreover, even if we can obtain intellectual property rights, any challenge to our intellectual property rights could result in them being narrowed in scope or declared invalid or unenforceable. In addition, third parties may also knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by us, and pending and future trademark and patent applications may not be approved. Other parties may also independently develop technologies that are substantially similar or superior to ours and we may not be able to stop such parties from using such independently developed technologies from competing with us. These circumstances make it challenging for us to protect our intellectual property rights and may materially adversely impact our business.
In addition, our intellectual property rights and the enforcement or defense of such rights may be affected by developments or uncertainty in laws and regulations relating to intellectual property rights. Moreover, many companies have encountered, and may in the future encounter, significant problems in protecting and defending intellectual property rights in foreign jurisdictions, particularly in emerging markets. The legal systems of some foreign jurisdictions may not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the infringement, misappropriation, or other violation of our intellectual property or marketing of competing products and services in violation of our intellectual property rights generally.
We also may be forced to bring claims against third parties to determine the ownership of what we regard as our intellectual property or to enforce our intellectual property against infringement, misappropriation, or other violations by third parties. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective and there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar or superior to ours and that compete with our business. We may not prevail in any intellectual property-related proceedings that we initiate against third parties. In addition, in any such proceedings or in proceedings before patent, trademark, and copyright agencies, our asserted intellectual property could be found to be invalid or unenforceable, in which case we could lose valuable intellectual property rights. Moreover, even if we are successful in enforcing our intellectual property against third parties, the damages or other remedies awarded, if any, may not be commercially meaningful. Regardless of whether any such proceedings are resolved in our favor, such proceedings could cause us to incur significant expenses and could disrupt our business and distract our personnel from their normal responsibilities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.
In addition, despite any measures we take to protect our intellectual property, our intellectual property rights may still not be protected in a meaningful manner, challenges to contractual rights could arise, or third parties could copy or otherwise obtain and use our intellectual property without authorization. The occurrence of any of these events could result in the erosion of our brand and limit our ability to market our products and services using our intellectual property, as well as impede our ability to effectively compete against competitors with similar technologies, any of which could adversely affect our business, financial condition, and results of operations. The occurrence of any of these or other factors could negatively affect our business, financial condition, and results of operations.
We have obtained certain patents that are material to the operation of our applications, e.g., our patent titled “Systems and methods for providing location-based cascading displays” (the “Cascade Patent”). However, we cannot offer any assurances that the Cascade Patent or any other patent we may obtain in the future may be found valid or enforceable if challenged or otherwise threatened by third parties. Any successful opposition to these patents or any other patents owned by or, if applicable in the future, licensed to us could deprive us of rights necessary for the successful commercialization of products and services that we may develop. Since patent applications in the United States and most other countries are confidential for a period of time after filing (in most cases 18 months after the filing of the priority application), we cannot be certain that we were the first to file on the technologies covered in several of the patent applications related to our technologies or products and services. Furthermore, a derivation proceeding can be provoked by a third party, or instituted by the United States Patent and Trademark Office (“USPTO”), to determine who was the first to invent any of the subject matter covered by the patent claims of our applications.
Patent law can be highly uncertain and involve complex legal and factual questions for which important principles remain unresolved. In the United States and in many international jurisdictions, policy regarding the breadth of claims allowed in patents can be inconsistent and/or unclear. The United States Supreme Court and the Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, international courts and governments have made, and will continue to make, changes in how the patent laws in their respective countries are interpreted. We cannot predict future changes in the interpretation of patent laws by United States and international judicial bodies or changes to patent laws that might be enacted into law by United States and international legislative bodies.
Moreover, in the United States, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, enacted in September 2011, brought significant changes to the United States patent system, including a change from a “first to invent” system to a “first to file” system. Other changes in the Leahy-Smith Act affect the way patent applications are prosecuted, redefine prior art and may affect patent litigation. The USPTO developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act became effective on March 16, 2013. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, which could have a material adverse effect on our business and financial condition.
Our use of “open-source” software could subject our proprietary software to general release, adversely affect our ability to sell our products and services, and subject us to possible legal action.
From time to time, we make software source code and other technology we develop available for licensing under open-source licenses. In addition, we or third parties include open-source software in connection with a portion of our products and services, and we expect to continue to use open-source software in the future. Open-source software is generally licensed by its authors or other third parties under open-source licenses. From time to time, companies that use third-party open-source software have faced claims challenging the use of such open-source software and requesting compliance with the open-source software license terms.
Furthermore, from time to time, we may face claims from others challenging our use of open-source software, claiming ownership of, or seeking to enforce the license terms applicable to such open-source software, including by demanding release of the open-source software, derivative works, or the proprietary source code that we have developed using such software. We may also be subject to suits by parties claiming ownership of what we believe to be open-source software or claiming non-compliance with the applicable open-source licensing terms. These claims could result in litigation and could require us to make our software source code freely available, seek licenses from third parties to continue offering our products and services for certain uses, or cease offering the products and services associated with the open-source software unless and until we can re-engineer them to avoid infringement, any of which may materially adversely affect our business, financial condition, and results of operations. In addition, if the license terms for the open-source code change, we may be forced to re-engineer our software or incur additional costs, which could be very costly. Moreover, the terms of many open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts. Accordingly, we face a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our products and services.
In addition, the use of third-party open-source software typically exposes us to greater risks than the use of third-party commercial software because open-source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open-source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform.
The occurrence of any of these or other factors could negatively affect our business, financial condition, and results of operations.
If the use of third-party cookies or other tracking technology is rejected by our users, restricted by third parties outside of our control, or otherwise subject to unfavorable regulation, our performance could be negatively impacted and we could incur revenue loss.
We employ a number of technologies that collect information about our users. For instance, we use third-party Software Development Kits (“SDKs”) within our Grindr App. SDKs are industry-standard technology which allows app developers to develop applications for specific platforms. SDKs also allow app developers to enhance app functionality and offer features such as advertising, account creation via third-party platforms (e.g., Login with Google), and user analytics. Similar to SDKs on our mobile app, we utilize small text files, commonly referred to as “cookies,” placed through a browser on a user’s machine which corresponds to a data set that we keep on our servers, to gather relevant data when users visit our website. Our cookies collect personal information regarding the user’s visits and experiences, such as location-based information about the user’s device through the use of our cookies and other tracking technologies. We use these technologies to provide a more seamless user experience and collect, aggregate and/or detect and prevent irregular or fraudulent activities. However, users may delete or block cookies in their internet browsers, and users can decline consent for certain non-essential SDKs via our mobile consent management platform (“CMP”). In addition, companies such as Google have disclosed their intention to move away from third-party cookies to another form of persistent unique identifier, or ID, to identify individual internet users or internet-connected devices. If our cookies cannot function as designed or companies do not use shared IDs across the entire ecosystem, then our ability to recognize, record or track users could be negatively affected, which may reduce the effectiveness of our services and marketing efforts.
We may also experience challenges in obtaining appropriate consent to our use of cookies from users, which may adversely affect our operations and business. In addition, we may not be able to develop or implement additional tools that compensate for the lack of data associated with cookies. Even if we are able to do so, such additional tools may be subject to further regulation, time consuming to develop or costly to obtain, and less effective than the current use of cookies, which may, in turn, materially and adversely affect our business, results of operations, and financial condition.
Risks Related to Regulation and Litigation
We have identified a material weakness in our internal control over financial reporting which, if not corrected, could affect the reliability of our consolidated financial statements, and have other adverse consequences.
Prior to the Closing, we were a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating businesses. As a result, previously existing internal controls are no longer applicable or comprehensive enough as of the assessment date as our operations prior to the Business Combination were insignificant compared to those of the consolidated entity post-Business Combination. The design of internal controls over financial reporting for the Company post-Business Combination has required and will continue to require significant time and resources from management and other personnel. As a result, management was unable, without incurring unreasonable effort or expense to conduct an assessment of our internal control over financial reporting as of December 31, 2022. Accordingly, we are excluding management’s report on internal control over financial reporting pursuant to Section 215.02 of the SEC Division of Corporation Finance’s Regulation S-K Compliance & Disclosure Interpretations.
A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our consolidated financial statements would not be prevented or detected on a timely basis. As of December 31, 2022, a material weakness in our internal control over financial reporting was identified in relation to the accuracy and timeliness of our financial statement closing process. In connection with the Business Combination, we began to implement actions to remediate the material weakness and our planned measures include the following:
•	hiring additional personnel to bolster our accounting capabilities and capacity;
•	designing and implementing appropriate modules in our financial systems to automate manual reconciliations and calculations; and
•
evaluating, designing and implementing the internal controls and procedures with respect to the closing process, including the measures stated above, to limit human judgment and clerical errors and enhance adequacy of reviews to assure timely and accurate financial reporting.

We believe all the remediation efforts taken as a whole will result in comprehensive financial reporting reviews and a reduction in manual processes to ensure a timely close and accurate financial reporting. However, we cannot assure you the measures we are taking to remediate the material weakness will be sufficient or that they will prevent future material weaknesses. Additional material weaknesses or failure to maintain effective internal control over financial reporting could cause us to fail to meet our reporting obligations as a public company and may result in a restatement of our financial statements for prior periods.
If not remediated, this material weakness could result in further material misstatements to our annual or interim consolidated financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If we are unable to assert that our internal control over financial reporting is effective, or if our Independent Registered Public Accounting Firm is unable to express an unqualified opinion as to the effectiveness of the internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of the stock could be adversely affected, and we could become subject to litigation or investigations by the NYSE, the SEC, or other regulatory authorities, which could require additional financial and management resources.
Our success depends, in part, on our ability to access, collect, and use personal data about our users and to comply with applicable privacy and data protection laws and industry best practices.
We and other companies in the industry have been criticized by consumer protection groups, privacy groups, governmental bodies, and other individuals and entities for certain data practices or for perceptions about data practices. Increased attention to or regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect, transfer, and use information and other data, could have a material adverse effect on our business, financial condition, and results of operation. In addition, if we or our third-party vendors were to disclose data about our users in an objectionable manner, if we or our third-party vendors are perceived to have disclosed data about our users in an objectionable manner, or if we or our third-party vendors fail to comply with applicable privacy and data protection laws and industry best practices, our business reputation could be materially adversely affected. We may receive negative publicity, and we could face potential legal claims or regulatory investigations that could impact our operating results. We and/or our third-party vendors have in the past been subject to such matters and we expect to face similar issues in the future.
In addition, we may become subject to additional and/or more stringent legal obligations concerning our treatment of user data and other personal information, such as laws regarding data collection, localization and/or restrictions on data transfers, particularly internationally. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data subject to the GDPR and UK GDPR to organizations established in third countries, including the U.S.
European data protection legislation, including the GDPR and the United Kingdom’s GDPR (i.e., the GDPR as it continues to form part of the law of the United Kingdom after its withdrawal from the European Union, by virtue of section 3 of the EU (Withdrawal) Act 2018 and as subsequently amended) (“U.K. GDPR”)), generally restricts the transfer of personal information from Europe, including the European Economic Area, United Kingdom. and Switzerland, to the United States and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal information. One of the primary safeguards allowing U.S. organizations to import personal information from the EEA and the United Kingdom, as in the case of certain data collection by us, has been certification to the EU-U.S. Privacy Shield frameworks administered by the U.S. Department of Commerce. However, in July 2020, the Court of Justice of the European Union (“CJEU”) issued a decision invalidating the EU-U.S. Privacy Shield framework. The same decision also raised questions about whether one of the primary alternatives to the EU-U.S. Privacy Shield, namely, the European Commission’s Standard Contractual Clauses (“SCCs”), can lawfully be used for personal information transfers from the EEA to the United States or most other countries. The CJEU stated that controllers or processors, acting as exporters, are responsible for verifying, on a case-by-case basis and, where appropriate, in collaboration with the importer in the third country, if the law or practice of the third country impinges on the effectiveness of the appropriate safeguards offered by the data transfer tool. In those cases, the CJEU still leaves open the possibility for exporters to implement supplementary measures that fill these gaps in the protection and bring it up to the level required by European data protection legislation. The CJEU does not specify which measures these could be. However, the CJEU underlines that exporters will need to identify them on a case-by-case basis.
To align with the CJEU’s decision in respect of the E.U.-U.S. Privacy Shield, on September 8, 2020, the United Kingdom’s government similarly invalidated the use of the EU-U.S. Privacy Shield as a mechanism for lawful personal data transfers from the United Kingdom to the U.S. under the UK GDPR and the Swiss Federal Data Protection and Information Commissioner announced that the Swiss-U.S. Privacy Shield regime was also inadequate for the purposes of personal data transfers from Switzerland to the U.S. entities who had self-certified under the Swiss Privacy Shield.
On June 4, 2021, the European Commission adopted new SCCs, which impose additional obligations on companies relating to data transfers, including the obligation to conduct a transfer impact assessment (“TIA”) and depending on a party’s role in the transfer, to implement additional security measures and to update internal privacy practices. The United Kingdom has also adopted the international data transfer agreement (“IDTA”), the international data transfer addendum to the European Commission’s SCCs (“Addendum”) and a document setting out transitional provisions, which came into force on March 21, 2022. The IDTA and Addendum replaced the SCCs as a transfer tool to comply with Article 46 of the UK GDPR when making restricted transfers from the United Kingdom.
Where we elect to rely on the SCCs, the IDTA or the Addendum for data transfers, we may be required to incur significant time and resources to update our contractual arrangements, to perform TIAs and to comply with new obligations. The SCCs, the IDTA or the Addendum may increase the legal risks and liabilities associated with cross-border data transfers, and result in material increased compliance and operational costs. At present, there are few, if any, viable alternatives to the SCCs, the IDTA or the Addendum, which are mechanisms on which we have relied for onward transfers of personal information from the EEA and the United Kingdom to third countries. If we are unable to implement a valid solution for personal information transfers from the EEA and the United Kingdom, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal information from the EEA and the United Kingdom to third countries, and we may be required to increase our data processing capabilities in multiple jurisdictions at significant expense. Inability to collect personal information from EEA or UK users or to transfer their personal information to the United States or other countries may decrease demand for our products and services, as some of our users are established in the EEA and the United Kingdom, therefore, they may seek alternatives that do not involve their personal information being processed or transferred out of Europe. Limitations on our ability to import personal information to the United States and other countries where our key vendors are established may decrease the functionality or effectiveness of our products and services and adversely impact our marketing efforts, plans and activities. European Union regulators and the UK Information Commissioner’s Office (“ICO”) may aggressively enforce these laws restricting data transfers to the U.S. and other countries without a legally sound transfer mechanism, and it is possible that European Union regulators and the ICO could prevent us from transferring any personal data out of the European Union or the United Kingdom to certain countries like the U.S. or to our vendors established in countries not offering an adequate level of protection.
These and related developments may require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers to/in the United States and other third countries. In particular, we are undertaking a process to enhance its Data Processing Agreement to ensure it complies with the GDPR and UK GDPR data transfer requirements, which includes the EU SCCs issued by the European Commission and the IDTA and the Addendum issued by the ICO. Furthermore, these and related developments, including the obligation to perform TIAs in certain scenarios, may oblige us to suspend or prevent us to transfer personal information to third parties if we are unable to implement effective supplementary measures. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where we need to perform a TIA and the SCCs, IDTA or the Addendum may need to be supplemented with additional safeguards, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines if our compliance efforts are not deemed sufficient with the most recent regulatory guidance on measures regarding supplement transfer tools. In addition, if we are otherwise unable to transfer personal data between and among countries and regions in which we operate and/or use key vendors, it could affect the manner in which we provide our solutions, the geographical location or segregation of our relevant systems and operations, reduce demand for our solutions and this could adversely affect our financial results.
In the event any court blocks personal data transfers to or from a particular jurisdiction, this could give rise to operational interruption in the performance of services for customers, greater costs to implement permissible alternative data transfer mechanisms, regulatory liabilities, or reputational harm and negative publicity. Failure to comply with the evolving interpretation of privacy and data protection laws could subject us to liability, and to the extent that we need to alter our business model or practices to adapt to these obligations, or to respond to inquiries regarding our compliance with privacy and data protection laws, we could incur additional and significant expenses, which may in turn materially adversely affect our business, financial condition, and results of operations.
Privacy activist groups have also previously provided, and may continue to provide, resources to support individuals who wish to pursue privacy claims or put pressure on companies to change data processing practices. High-profile brands such as ours risk being targeted by such groups and, due to the nature of the data that we hold, there is a risk that, if a user became disgruntled with our data processing practices, they could leverage support from such privacy activist groups to take legal action, cause the initiation of regulatory investigation, or gain publicity for their cause. There is also a risk that these groups will seek to challenge our practices, particularly in relation to our consent practices, third-party advertising practices, and/or international data transfers, among other data and privacy practices. Any such campaign could require significant resources to mount a response, it could disrupt our operations or distract management, and it could lead to negative publicity and potential investigation from regulators, among other negative effects, any of which may materially adversely affect our business, financial condition, and results of operations.
The occurrence of any of these or other factors could negatively affect our business, financial condition, and results of operations.
Investments in our business may be subject to U.S. foreign investment regulations which may impose conditions on or limit certain investors’ ability to purchase our stock, potentially making the stock less attractive to investors. Our future investments in U.S. companies may also be subject to U.S. foreign investment regulations.
The Committee on Foreign Investment in the United States (“CFIUS”) is an interagency body of the U.S. government authorized to review certain foreign investment transactions in U.S. businesses (“Covered Transactions”) in order to determine the effect of such transactions on the national security of the United States. If a Covered Transaction could pose a risk to the national security of the United States, CFIUS can recommend that the President of the United States address such risks by suspending, prohibiting, or unwinding the transaction. CFIUS could also enter into a negotiated mitigation agreement with the parties to a Covered Transaction in order to address U.S. national security concerns raised by the Covered Transaction. As widely reported in media coverage, we have previously been the subject of CFIUS scrutiny in connection with a prior Covered Transaction.
Certain investments in our business by foreign investors may be Covered Transactions subject to CFIUS jurisdiction for review depending on the nationality of the foreign investor, the structure of the transaction, and the governance and voting interests to be acquired. Submission of a notification to CFIUS with respect to a Covered Transaction related to our business could result in significant transaction delays, as CFIUS’ review of a Covered Transaction can last between thirty days and several months, depending on the form of the filing, the complexity of the transaction, the nationality and identity of the parties, and the underlying national security risks associated with the Covered Transaction.
In the event CFIUS reviews a Covered Transaction relating to our business, there can be no assurances that the relevant foreign investor will be able to maintain, or proceed with, participation in the Covered Transaction on terms acceptable to such foreign investor. Potential restrictions on the ability of foreign persons to invest in us could affect the price that an investor may be willing to pay for our shares of Common Stock. In some circumstances, moreover, we may choose not to pursue certain investments or other transactions, which are otherwise attractive, solely or in part based on an evaluation of the associated CFIUS risks.
The parties to the Merger Agreement sought CFIUS approval for the Business Combination. On March 6, 2023, CFIUS concluded its review of the Business Combination and determined that there are no unresolved national security concerns. As part of the resolution of the CFIUS review, we entered into a National Security Agreement (“NSA”) with certain CFIUS monitoring agencies (“CMAs”). Pursuant to the NSA, we have agreed to protect our data, including by implementing a data security plan, appointing a security officer, and periodically meeting with and reporting to the CMAs. Our operating results may be negatively affected by increased compliance costs associated with the NSA measures and if we fail to comply with our obligations under the NSA, we may be subject to potential penalties.
Our business is subject to complex and evolving U.S. and international laws and regulations. Many of these laws and regulations are subject to change or uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, declines in user growth or engagement, negative publicity, or other harm to our business.
We are subject to a variety of laws and regulations in the U.S. and other jurisdictions that involve matters that may impact our business, including broadband internet access, online commerce, advertising, user privacy, data protection, content moderation, intermediary liability, online terms and agreements, protection of minors, consumer protection, sex trafficking, and taxation, among other areas. The introduction of new products and services, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other scrutiny by governmental agencies and other entities. In addition, foreign laws and regulations can impose different obligations or be more restrictive than those imposed upon us in the U.S., which may harm our business or subject us to liability.
These U.S. federal, state, and municipal and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change.

For example, as explained above, the Fight Online Sex Trafficking Act of 2017, or FOSTA, provides potential civil remedies for certain victims of online sex trafficking crimes. See “—Risks Related to our Brand, Products and Services, and Operations—Inappropriate actions by certain of our users could be attributed to us and damage our brand or reputation, or subject us to regulatory inquiries, legal action, or other liabilities, which, in turn, could materially adversely affect our business.” In addition, as explained above, the introduction of new products and services, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other scrutiny by governmental agencies and other entities. The application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. In addition, these laws and regulations may be interpreted and applied inconsistently from state-to-state and country-to-country, and they may be inconsistent with our current policies and practices. These laws and regulations, as well as any associated inquiries, legal action, investigations, or any other government actions, may be costly to comply with and may delay or impede the development of new products and services, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to liability to remedies that may harm our business, including fines, demands, or orders that we modify or cease existing business practices. For example, a variety of laws and regulations govern the ability of users to cancel subscriptions and auto-payment renewals. Likewise, a variety of laws and regulations govern the application and enforcement of arbitration clauses and limitations on liability, like those set forth in our Terms and Conditions of Service. We have in the past and may in the future be subject to claims under a variety of U.S. and international laws and regulations that could materially adversely affect our business, financial condition, and results of operation.
In addition, the promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, that restrict or otherwise unfavorably impact our business, or our ability to provide our products and services, could require us to change certain aspects of our business and operations to ensure compliance, which could decrease demand for our products and services, reduce revenues, increase costs, and subject us to additional liabilities. For example, in February 2019, the Secretary of State for Digital, Culture, Media and Sport of the United Kingdom indicated in public comments that his office intends to inquire as to the measures utilized by online dating platforms to prevent access by underage users. In addition, in April 2019, the United Kingdom published proposed legislation which would establish a new regulatory body to establish duties of care for internet companies and to assess compliance with these duties of care. Under the proposed law, failure to comply could result in fines, blocking of services, and personal liability for senior management. There have also been calls for legislation to limit or remove the protections afforded technology platforms under the Communications Decency Act in the United States and under the e-Commerce Directive in the European Union. To the extent this or other initiatives require us to implement any new or more stringent measures, our business, financial condition, and results of operations could be materially adversely affected.
In addition, concerns about harms and the use of dating products and services and social networking platforms for such illegal and harmful conduct have produced and could continue to produce future legislation or other governmental action. For example, in January 2020, the Committee on Oversight Subcommittee on Economic and Consumer Policy of the U.S. House of Representatives launched an investigation into the online dating industry’s user safety policies, including certain of our practices relating to the identification and removal of registered sex offenders and underage individuals from our platforms. As set forth above, the United Kingdom and European Union have also been considering legislation on this topic, with the United Kingdom having released its Online Harms White Paper which resulted in the United Kingdom’s Online Safety Bill, and the European Union introducing the Digital Services Act, which in each case, would expose platforms to similar or more expansive liability. See “—Risks Related to Regulation and Litigation—The varying and rapidly evolving regulatory framework on privacy and data protection across jurisdictions could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.” Any proposed legislation on these or other topics could expose platforms to liability similar to existing legislation in other jurisdictions or, in some cases, more expansive liability. For instance, the Digital Services Act proposed in the European Union intends to limit or remove protections afforded to online platforms under the e-Commerce Directive. Likewise, proposed legislation in the United States, including the EARN IT Act, the PACT Act, the BAD ADS Act, and others, purport to limit or remove the critical protections provided to technology platforms under the Communications Decency Act, which protects technology platforms from civil liability for certain type of content and actions of the platform’s users. The Federal Communications Commission (“FCC”) also is considering a Trump Administration petition to adopt rules limiting the protection available under the Communications Decency Act. There is no schedule for action by the FCC on the petition, although the Democratic members of the FCC, who now control its agenda, have indicated that they oppose the proposal. In addition, there are pending cases before the judiciary that may result in changes to the protections afforded to internet platforms, including a lawsuit by former President Trump that, if successful, would greatly limit the scope of the Communications Decency Act protections. If these proposed or similar laws are passed, if future legislation or governmental action is proposed or taken to address concerns regarding such harms, and if existing protections are limited or removed, changes could be required to our products and services that could restrict or impose additional costs upon the conduct of our business, subject us to additional liability, or cause users to abandon our products or services, any of which may materially adversely affect our business, financial condition, and results of operations.
In addition, we depend on the ability of our users to access the internet. Many users receive internet access from companies that have significant market power in the broadband and internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, government-owned service providers, device manufacturers and operating system providers, any of which could take actions that degrade, disrupt, or increase the cost of user access to our products or services, which would, in turn, negatively impact our business. The adoption of any laws or regulations that adversely affect access to, or the growth, popularity, or use of, the internet, including laws governing internet neutrality, could decrease the demand for, or the usage of, our products and services and increase our cost of doing business, which would, in turn, negatively impact our business. For example, the FCC has, in the past, adopted “open internet rules” to prohibit mobile providers in the United States from impeding access to most content, or otherwise unfairly discriminating against content providers like us. These rules also prohibited mobile providers from entering into arrangements with specific content providers for faster or better access over their data networks. While those rules largely were repealed in an order adopted in December 2017, and that order generally was affirmed by a federal appeals court, petitions for reconsideration of the order remain pending at the FCC, and Democratic control of the Executive Branch, Congress, and the FCC following the 2020 elections increases the likelihood of legislative or FCC action to reverse the 2017 decision or adopt new network neutrality rules. In addition, a number of states have adopted or are adopting or considering legislation or executive actions that would regulate the conduct of broadband providers. The European Union similarly requires equal access to internet content. If the FCC, Congress, the European Union, or the courts modify these open internet rules, mobile providers may be able to limit our users’ ability to access our products and services or make our products and services a less attractive alternative to our competitors’ products and services. If that occurred, our business would be seriously harmed. Additionally, as part of its Digital Single Market initiative, the European Union may impose network security, disability access, or 911-like obligations on “over-the-top” services such as those provided by us, which could increase our costs and, in turn, negatively impact our business. Any of these developments may adversely affect our business, financial condition, and results of operations.
Moreover, the adoption of any laws or regulations that adversely affect the popularity or growth in use of the internet or our products and services, including laws or regulations that undermine open and neutrally administered internet access, could decrease user demand for our service offerings and increase our cost of doing business. For example, in December 2017, the FCC adopted an order reversing net neutrality protections in the United States, including the repeal of specific rules against blocking, throttling or, “paid prioritization” of content or services by internet service providers. Numerous parties filed judicial challenges to the order, and on October 1, 2019, the United States Court of Appeals for the District of Columbia Circuit released a decision that rejected nearly all of the challenges to the new rules, but reversed the FCC’s decision to prohibit all state and local regulation targeted at broadband internet service, requiring case-by-case determinations as to whether state and local regulation conflicts with the FCC’s rules. The court also required the FCC to reexamine three issues from the order but allowed the order to remain in effect, while the FCC conducted that review. On October 27, 2020, the FCC adopted an order concluding that the three issues remanded by the court did not provide a basis to alter its conclusions in the 2018 order. Petitions for reconsideration of this decision are pending. Democratic control of the Executive Branch, Congress, and the FCC following the 2020 elections increases the likelihood of legislative or FCC action to reverse the 2018 decision or adopt new network neutrality rules. In addition, a number of states have adopted or are adopting or considering legislation or executive actions that would regulate the conduct of broadband providers. A federal court judge denied a request for injunction against California’s state-specific network neutrality law, and as a result, California began enforcing that law on March 25, 2021. On March 10, 2021, trade associations representing internet service providers appealed the district court’s ruling denying the preliminary injunction, and the appeal was denied on January 28,

2022. The trade associations have sought rehearing with the full court of appeal. Nevertheless, to the extent internet service providers engage in such blocking, throttling or “paid prioritization” of content, or engaged in similar actions because of the reversal of net neutrality protections, our business, financial condition, and results of operations could be materially adversely affected.
In addition, concerns about various sorts of harms and the use of similar products and services and social networking platforms for illicit or otherwise inappropriate conduct, such as romance scams and financial fraud, could result in future legislation or other governmental action that affects the overall social networking industry. For example, in April 2018, FOSTA became effective in the U.S. FOSTA created new federal crimes against entities that operate websites that promote or facilitate sex trafficking, as well as civil remedies for certain victims of online sex trafficking crimes. In addition, FOSTA eliminated any immunity under the Communications Decency Act of 1996 from certain civil claims and state criminal prosecutions. U.S. legislators have proposed several additional bills that would reduce or eliminate platform liability protections. In addition, the European Union and the United Kingdom have launched consultations aimed at considering potential legislation to address online harms, and the United Kingdom has released an Online Harms White Paper regarding proposed legislation that would expose platforms to more expansive liability than FOSTA. If these proposed laws are passed, or if future legislation or governmental action is proposed or taken to address concerns regarding these sorts of harms, changes could be required to our products and services that could restrict or impose additional costs upon our business and/or cause users to abandon our products and services, and we may be subject to legal action.
In addition, the international nature of our business exposes us to compliance obligations and related risks under economic sanctions, export controls and anti-corruption laws administered and enforced by various governments. We are subject to rules and regulations of the United States and other jurisdictions relating to export controls and economic sanctions, including economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, as well as the Export Administration Regulations administered by the Bureau of Industry and Security of the U.S. Department of Commerce. Economic sanctions and export controls laws and regulations restrict the ability of persons subject to their jurisdiction to invest in, or otherwise engage in dealings with or involving, certain individuals, entities, governments or countries (collectively, “Sanction Targets”), including individuals and entities resident, domiciled or incorporated in Cuba, Syria, North Korea, Iran or the Crimea Region, the so-called Donetsk People’s Republic or Luhansk People’s Republic located in Ukraine, unless such activities are authorized pursuant to regulatory authorizations or general or specific licenses. These regulations may limit our ability to market, sell, distribute, or otherwise transfer our products and services or technology to certain countries or persons. Changes in our products and services and technology or changes in export controls or economic sanctions laws and regulations may create delays in the introduction of our products and services into international markets or, in some cases, prevent the provision or expansion of our business and our products and services to or for certain countries, governments or persons altogether.
Pursuant to the applicable economic sanctions and export controls laws and regulations of the United States and other relevant jurisdictions, we may be obliged to limit business activities, may incur costs in order to implement and maintain compliance programs, and may be subject to investigations, enforcement actions or penalties relating to actual or alleged instances of noncompliance with such laws and regulations. It may also be necessary for us to take certain actions in order to maintain compliance with, or satisfy obligations under, economic sanctions and export controls, which could have an adverse effect on the business and results of operation. We maintain policies and procedures that we believe to be adequate and customary to support our compliance with applicable economic sanctions and export controls. We can provide no assurances, however, that our products and services are not provided inadvertently in violation of such laws, despite the precautions we take.
We are also subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, (commonly known as the FCPA), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, (commonly known as the U.S. Travel Act), the United Kingdom Bribery Act 2010, (commonly known as the Bribery Act), and other anti-corruption, anti-bribery, and similar laws in the United States and other countries in which we conduct activities. Anti-corruption and anti-bribery laws generally prohibit companies and their employees, agents, intermediaries and other third parties from directly or indirectly promising, authorizing, making or offering improper payments or other benefits to government officials and others in the private sector. We may be held liable for the corrupt or other illegal activities of third-party business partners and intermediaries, or our employees, representatives, contractors, and other third parties, even if we do not explicitly authorize such activities. We maintain policies and procedures that we believe to be adequate and customary to support our compliance with applicable anti-corruption and anti-bribery laws.

However, there can be no assurance that our implementation of such policies and procedures will prevent, at all times, all Grindr employees, representatives, contractors, partners, agents, intermediaries or other third parties that we engage to interact with government officials or commercial counterparties on its behalf, from taking actions in the future in violation of our polices or applicable anti-corruption or anti-bribery laws and regulations.
In recent years, U.S. and other governments have increased their oversight and enforcement activities with respect to these economic sanctions, export controls and anti-corruption laws and regulations and it is expected that the relevant agencies will continue to increase such investigative and enforcement activities. A violation of these laws or regulations, including through certain dealings with Sanction Targets, could result in severe criminal or civil penalties and reputational harm, which could negatively affect our business, financial condition, and results of operations.
The varying and rapidly evolving regulatory framework on privacy and data protection across jurisdictions could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.
As discussed above, we process a significant volume of personal information and other regulated information from our users, employees and other third parties. The many countries in which we operate impose numerous laws regarding data security, privacy, and the storage, sharing, use, processing, disclosure, and protection of this kind of information. In addition, the scope of these laws is constantly changing, and in some cases, they may be inconsistent, conflicting, and subject to differing interpretations, as new laws of this nature are proposed and adopted. At any time one of the numerous regulators to which we are subject could argue that we are non-compliant with its country’s data protection regulation or that we have not sufficiently operationalized all of our legal obligations with all such varying laws. In addition, these laws are becoming increasingly rigorous and could be interpreted and applied in ways that may have a material adverse effect on our business, financial condition, and results of operations. We have experienced enforcement actions related to certain of these laws, we have ongoing enforcement actions related to certain of these laws, and future enforcement actions are likely to continue for the foreseeable future.
In recent years, there has been an increase in attention to and regulation of data protection and data privacy across the globe, including in the United States, the European Union and the United Kingdom. We are subject to the European Union’s General Data Protection Regulation (“GDPR”), that became effective in May 2018 and the UK GDPR (i.e., the GDPR as it continues to form part of the law of the United Kingdom by virtue of section 3 of the EU (Withdrawal) Act 2018 and subsequently amended); the California Consumer Privacy Act (“CCPA”), which took effect in January 2020; and the Brazilian General Data Protection Law (“LGPD”), which entered into effect in September 2020 and imposes requirements similar to the GDPR on products and services offered to users in Brazil. LGPD penalties may include fines of up to 2% of the organization’s revenue in Brazil in the previous year or 50 million reais (approximately $9.3 million U.S. dollars). In addition, China’s Personal Information Protection Law of the P.R.C. (“PIPL”), which became effective in November 2021, has many aspects that are similar to the GDPR. The PIPL sets rules for the processing activities such as collection, use, sharing, transfer, and disclosure of personal information in China. If we fail to comply with the requirements of the PIPL, we could incur severe penalties, including a fine of up to RMB50 million or 5% of our annual turnover in the preceding year and revocation of our license to do business in China. Other comprehensive data privacy or data protection laws or regulations have been passed or are under consideration in other jurisdictions, including India and Japan, as well as various U.S. states. Laws such as these give rise to an increasingly complex set of compliance obligations on us, as well as on many of our service providers. These obligations include, without limitation, imposing restrictions on our ability to gather personal data, providing individuals with the ability to opt out of personal data collection, imposing obligations on our ability to share data with others, and potentially subject us to fines, lawsuits, and regulatory scrutiny.
The GDPR and the UK GDPR greatly increased the jurisdictional reach of the European Union and United Kingdom’s laws and added a broad array of requirements related to the handling of personal data. Under the GDPR, European Union member states must enact, and many have enacted, certain implementing legislation that adds to and/or further interprets the GDPR’s requirements and potentially extends our obligations and potential liability for failing to meet these obligations. The GDPR and the UK GDPR also include obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area and the United Kingdom, security breach notifications, and the security and confidentiality of personal data more generally. In addition, individuals have a right to compensation under the GDPR and the UK GDPR for financial or non-financial losses.

Under the GDPR and the UK GDPR we may be subject to fines of up to €20 million/£17,500,000 or up to 4% of the total worldwide annual group turnover of the preceding financial year (whichever is higher), as well as face claims from individuals based on the GDPR and UK GDPR’s private right of action. The GDPR and UK GDPR have been, and will continue to be, interpreted respectively by European Union data protection regulators and the ICO, which may require that we make changes to our business practices, which could be time-consuming and expensive, and could generate additional risks and liabilities.
We are also subject to evolving European Union and United Kingdom privacy laws on cookies and e-marketing. In the European Union and the United Kingdom, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive are highly likely to be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance when implemented. In the European Union and the United Kingdom, informed consent is required for the placement of a cookie or similar technologies on a user’s device and/or for the access to data stored on a user’s device, and for direct electronic marketing. The GDPR and the UK GDPR also impose conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision, regulators’ recent guidance and recent campaigns by a not-for-profit organization are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand users. We treat data protection and privacy, compliance seriously. However, to the extent we are determined to be not in compliance with the GDPR, UK GDPR, or e-Privacy legislation, such determination could materially adversely affect our business, financial condition, and results of operations.
Because we do not have a main establishment in the European Union, we are subject to inquiries from any of the EU data protection regulators. Over the last few years, we have received and responded to inquiries from the Norwegian Data Protection Authority, the Spanish Data Protection Authority, the Slovenian Data Protection Authority, and the Austrian Data Protection Authority, among other non-EU data protection authorities, including the ICO and various U.S. regulators. For example, in January 2021, the Norwegian Data Protection Authority (“Datatilsynet”) notified us of its preliminary decision that we had disclosed personal data to third parties without a legal basis in violation of Article 6(1) GDPR and that we disclosed special categories of personal data to third parties without a valid exemption from the prohibition in Article 9(1) GDPR. In addition, Datatilsynet notified us of their preliminary intent to impose an administrative fine for these alleged violations of NOK 100,000,000 (approximately $11,700,300). We responded to the preliminary decision on March 8, 2021, by contesting the draft findings and the proposed fine. On December 13, 2021, Datatilsynet issued a final administrative fine against us in the reduced amount of NOK 65,000,000 (approximately $7,375,187.30). We submitted our appeal to the Datatilsynet’s fine and decision on February 14, 2022 and will consider our options as that matter unfolds. Although we are challenging the administrative fine imposed by Datatilsynet, the proceeding has caused us to incur significant expense, we have been the subject of negative publicity, and the existence of the proceeding has, and may continue to, negatively impact our efforts to retain existing users and add new users and deteriorated our relationships with advertisers and other third parties. The ultimate outcome of this proceeding may materially adversely affect our business, financial condition, and result of operations.
In addition, Brexit (as defined below) and ongoing developments in the United Kingdom could result in the application of new data privacy and protection laws and standards to our activities in the United Kingdom and our handling of personal data of users located in the United Kingdom. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term, and how data transfers to the United Kingdom from the EEA will be regulated in the long term. For example, though the European Commission has adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from the EEA to the United Kingdom, the decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/ extends that decision, and remains under review by the Commission during this period. As a consequence of Brexit, we are exposed to two parallel regimes (the GDPR and the UK GDPR), each of which potentially authorizes similar, but separate, fines and other potentially divergent enforcement actions for the same alleged violations. Other countries have also passed or are considering passing laws requiring local data residency and/or restricting the international transfer of data. As set forth above, over the last few years, we have received and responded to inquiries from the ICO.
In addition, multiple legislative proposals concerning privacy and the protection of user information are being considered by both U.S. state and federal legislatures, and certain U.S. state legislatures, such as California, have already passed and enacted privacy legislation. For example, the CCPA requires covered companies to provide new disclosures to California consumers (including employees), and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. In addition, the CCPA allows for statutory fines for noncompliance (up to $7,500 per violation), as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Moreover, the California Privacy Rights Act of 2020 (“CPRA”), which becomes operative on January 1, 2023 (with a look back for certain obligations to January 2022), will significantly modify the CCPA. For example, the CPRA will expand consumers’ rights with respect to certain sensitive personal information, among other modifications. The CPRA also creates a new state agency that will be vested with the authority to implement and enforce the CPRA.
New legislation proposed or enacted in various other U.S. states imposes or has the potential to impose additional obligations on companies that collect, store, use, retain, disclose, transfer, and otherwise process sensitive and personal information, and will continue to shape the data privacy environment nationally. For example, Virginia passed its Consumer Data Protection Act, Colorado passed the Colorado Privacy Act, and Utah passed the Utah Consumer Privacy Act, all of which differ from the CPRA and become effective in 2023. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law, which if enacted, would be applicable to us. Moreover, governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission have adopted, or are considering adopting, laws and regulations concerning personal information and data security. For example, the Federal Trade Commission has increased its focus on privacy and data security practices at digital companies, as evident from its imposition of a $5 billion fine against Facebook for privacy violations and increasing fines against companies found to be in violation of the Children’s Online Privacy Protection Act (“COPPA”).
As discussed above, the myriad, overlapping international and U.S. privacy and data breach laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring constant attention to ever-changing legal and regulatory requirements. In addition to government regulation, privacy advocates and industry groups have from time to time proposed, and may in the future continue to propose, self-regulatory standards. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards to keep pace with best practices in the industry. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations, and standards may have on our business. Because the interpretation and application of data protection laws, regulations, standards, and other obligations are still uncertain, and often contradictory and in flux, it is possible that the scope and requirements of these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. To the extent we are determined to be not in compliance with any U.S. laws, such determination could materially adversely affect our business, financial condition, and results of operations.
In 2018 and 2019, after media reports regarding our data sharing practices, multiple State Attorneys General (the “Multistate”) informed us that they had opened investigations into our sharing of user-shared HIV status with two service providers that performed analytics services and helped us improve the user experience, and into our practices around the security and processing of user geolocation information. Since that time, we have responded to multiple requests for information and discontinued the sharing of user-shared HIV status. In October 2022, we were advised by the Multistate that the investigation had been closed without action and with no further action anticipated. While this particular investigation concluded in our favor, we may in the future be the subject of similar types of investigations or proceedings, which could result in substantial costs and a diversion of our management’s attention and resources. Any adverse determination of such investigation or proceeding may materially adversely affect our business, financial condition, and result of operations, particularly if penalties are levied.

We make public statements about our use and disclosure of personal information through our Privacy Policy, information provided on our website, and through blog posts and press statements. Although we endeavor to comply with our blog posts, public statements, and documentation regarding our use and disclosure of personal information, we may at times fail to do so or be alleged to have failed to do so. We may be subject to potential government or legal action if such policies or statements are found to be deceptive, unfair, or misrepresentative of our actual practices. In addition, from time to time, concerns may be expressed about whether our products and services compromise the privacy of our users and others. Any concerns about our data privacy and security practices (even if unfounded), or any failure, real or perceived, by us to comply with our posted privacy policies or with any legal or regulatory requirements, standards, certifications or orders, or other privacy or consumer protection-related laws and regulations applicable to us, could cause our users to reduce or stop their use of our products and services.
While we make great effort to comply with industry standards and applicable laws and regulations relating to privacy and data protection in all material respects, there can be no assurance that we will not be subject to claims that we have violated applicable laws, regulations, or industry standards, that we will be able to successfully defend against such claims, or that we will not be subject to significant fines and penalties in the event of a finding of non-compliance with any applicable laws or industry standards. We have been subject to these types of claims in the past and we may be subject to additional claims in the future. Moreover, if state-level privacy and data protection laws continue to be introduced with inconsistent or conflicting standards and there is no federal law to preempt such laws, compliance with such laws could be difficult to achieve and noncompliance could lead to fines and penalties in these jurisdictions.
Furthermore, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to increase. We have in the past received, and may continue to receive in the future, inquiries from various international and U.S. regulators regarding our data privacy practices, some of which remain ongoing. Any failure or perceived failure by us (or the third parties with whom we have contracted to process such information) to comply with applicable privacy and security laws, policies or related contractual obligations, or any compromise of security that results in unauthorized access, or the use or transmission of, personal user information, could result in a variety of claims against us, including governmental enforcement actions and investigations, class action privacy litigation in certain jurisdictions, and/or proceedings by data protection authorities, among other potential legal action. We could also be subject to significant fines, other litigation, claims of breach of contract and indemnity by third parties, and negative publicity. When such events occur, our reputation may be harmed, we may lose current and potential users, the competitive positions of our brand might be diminished, and we could incur additional costs and expenses, any of which could materially adversely affect our business, financial condition, and results of operations. In addition, if our practices are not consistent or viewed as not consistent with legal and regulatory requirements, including changes in laws, regulations, and standards, or new interpretations or applications of existing laws, regulations, and standards, we may become subject to audits, inquiries, whistleblower complaints, negative publicity, investigations, loss of export privileges, or severe criminal or civil sanctions, any of which may have a material adverse effect on our business, financial condition, and results of operations.
We are subject to litigation, regulatory and other government investigations, enforcement actions, and settlements, and adverse outcomes in such proceedings could have a materially adverse effect on our business, financial condition, and results of operation.
We are, have been, and may from time to time become, subject to litigation and various legal proceedings that involve claims for substantial amounts of money or for other relief that might necessitate changes to our business or operations, including litigation and proceedings related to intellectual property matters, privacy and consumer protection laws, class action lawsuits, litigation by former employees, legal claims brought by our users, and other matters. In addition, we are, have been, and may from time to time become, subject to investigations or inquiries from regulators and government entities, both domestically and internationally, regarding our compliance with laws and regulations, many of which are evolving and subject to interpretation. See “—Risks Related to our Brand, Products and Services, and Operations—The varying and rapidly evolving regulatory framework on privacy and data protection across jurisdictions could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.” As set forth above, we have an ongoing regulatory inquiry before Datatilsynet and active civil litigation in the U.S. and internationally. As we continue to grow and expand our operations, we have been and expect to continue to be the subject of investigations, inquiries, data requests, actions, and audits in the U.S., Europe, or in other parts of the world, particularly in the areas of privacy, data protection, law enforcement, consumer protection, and competition.

The defense of these actions is time consuming and expensive, disruptive to our operations, and a distraction for management. We evaluate these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, potential losses. Based on these assessments and estimates, we may establish reserves and/or disclose the relevant litigation claims or legal proceedings, as and when required or appropriate. These assessments and estimates are based on information available to management at the time of such assessment or estimation and involve a significant amount of judgment. As a result, actual outcomes or losses could differ materially from those envisioned by our current assessments and estimates. Our failure to successfully defend or settle any of these litigation or legal proceedings could result in liability that, to the extent not covered by our insurance, could have a material adverse effect on our business, financial condition, and results of operations.
We may be held liable for information or content displayed on, retrieved from, or transmitted over our platform, as well as interactions that result from the use of our platform.
We have faced and may continue to face claims relating to information or content that is displayed on, retrieved from, or transmitted over our platform by our users or otherwise. In particular, the nature of our business exposes us to claims related to defamation, civil rights infringement, negligence, copyright or trademark infringement, invasion of privacy, discrimination, and personal injury, among other claims brought by users based upon interactions they have on or off the platform. Such proceedings have, and could cause us to incur significant expense, become the subject of negative publicity, and negatively impact our efforts to retain existing users or add new users as well as our relationships with advertisers and other third parties.
The risk of these or similar claims is enhanced in certain jurisdictions outside of the U.S. where our protection from liability for third-party actions may be unclear or nonexistent, where there are decreased legislative protections for the LGBTQ community, and where we may be less protected under local laws than we are in the U.S. We could incur significant costs in investigating and defending against claims arising from information displayed on, retrieved from, or transmitted over our platform, even if we ultimately are not held liable. If any of these events occurs, our revenue could be adversely affected, or we could incur significant additional expense, any of which could have a material adverse effect on our business, financial condition, and results of operations.
Activities of our users or content made available by such users could subject us to liability.
We provide products and services that enable our users to exchange information and engage in various online activities, so our products and services include substantial user-generated content. For instance, users can provide information in their Grindr App public profiles, share images via their profile and in messages with other Grindr App users and generate audio and video messages. User content or activity may be infringing, illegal, hostile, offensive, unethical, or inappropriate or may violate our terms of service. We have in the past been, and may be in the future, subject to lawsuits arising from the conduct of our users, or subject to other regulatory enforcement actions relating to their contents or actions. Even if claims against us are ultimately unsuccessful, defending against such claims will increase our legal expenses and divert management’s attention from the operation of our business, which could materially and adversely impact our business and results of operations, and our brand, reputation, and financial results may be harmed.
We and other intermediate online service providers rely primarily on two sets of laws in the U.S. to shield us from legal liability with respect to user activity. The Digital Millennium Copyright Act (“DMCA”), provides service providers a safe harbor from monetary damages for copyright infringement claims, provided that service providers comply with various requirements designed to stop or discourage infringement on their platforms by their users. Section 230 of the Communications Decency Act (“CDA”), protects providers of an interactive computer service from liability with respect to most types of content provided over their service by others, including users. Both the DMCA safe harbor and Section 230 of the CDA face regular calls for revision, including without limitation in a number of CDA reform bills currently being considered by legislators. Furthermore, recent litigation involving cloud hosting companies has created uncertainty with respect to the applicability of DMCA protections to companies that host substantial amounts of user content. For these reasons and others, now or in the future, the DMCA, CDA, and similar provisions may be interpreted as not applying to us or may provide us with incomplete or insufficient protection from claims.
We do not fully monitor the contents or activities of our users, so inappropriate content may be posted or activities executed before we are able to take protective action, which could subject us to legal liability. Even if we comply with legal obligations to remove or disable content, we may continue to allow use of our products or services by individuals or entities who others find hostile, offensive, or inappropriate. The activities or content of our users may lead us to experience adverse political, business and reputational consequences, especially if such use is high profile. Conversely, actions we take in response to the activities of our users, up to and including banning them from using our products, services, or properties, may harm our brand and reputation.
In addition to liability based on our activities in the United States, we may also be deemed subject to laws in other countries that may not have the same protections or that may impose more onerous obligations on us, which may impose additional liability or expense on us, including additional theories of intermediary liability. For example, in 2019, the European Union approved a copyright directive that will impose additional obligations on online platforms, and failure to comply could give rise to significant liability. Other recent laws in Germany (extremist content), Australia (violent content), India (intermediary liability) and Singapore (online falsehoods), as well as other new similar laws, may also expose cloud-computing companies like us to significant liability. We may incur additional costs to comply with these new laws, which may have an adverse effect on our business, results of operations, and financial condition. Potential litigation could expose us to claims for damages and affect our operations.
Online applications are subject to various laws and regulations relating to children’s privacy and protection, which if violated, could subject us to an increased risk of litigation and regulatory actions.
In recent years, a variety of laws and regulations have been adopted aimed at protecting children using the internet, including the COPPA and Article 8 of the GDPR and the UK GDPR. We implement certain precautions designed to prevent minors from gaining access to our product and services, and we use a combination of human and automated tooling to identify and block accounts that may be associated with minors. Despite these and other measures, minors may gain access to our products and services and there can be no assurances that the measures we take will be sufficient to eliminate minors’ potential access which could result in allegations of COPPA and related violations, which could expose us to significant liability, penalties, reputational harm, and loss of revenue, among other things. We have been in the past, and may be in the future, subject to litigation or allegations relating to our products and services being accessed by minors. Additionally, new regulations are being considered in various jurisdictions to require the monitoring of user content or the verification of users’ identities and age. Any such new regulations, or changes to existing regulations, could increase the cost of our operations and expose us to significant liability, penalties, reputational harm, and loss of revenue, among other things. Our policy and practice are that when we learn that Child Sexual Abuse Materials (“CSAM”) have been transmitted on the platform, we ban the user, remove the content, and submit a report to the National Center for Missing and Exploited Children. However, we may not always identify circumstances in which CSAM is transmitted on the platform.
The occurrence of any of these or other factors could negatively affect our business, financial condition, and results of operations.
We are subject to taxation-related risks in multiple jurisdictions and may have exposure to greater than anticipated tax liabilities.
We are a U.S.-based multinational company subject to taxes in multiple U.S. and foreign tax jurisdictions. Our income tax obligations are based on our corporate operating structure and third party and intercompany arrangements, including the way we develop, value, manage, protect and use our intellectual property and the valuations of our intercompany transactions. The tax laws applicable to our international business activities, including the laws of the U.S., Canada and other jurisdictions, are subject to change and uncertain interpretation. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology, intercompany arrangements, or transfer pricing, which could increase our worldwide effective tax rate and the amount of taxes we pay and seriously harm our business. In addition, our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations, or accounting principles. Taxing authorities may also determine that the way we operate our business is not consistent with how we report our income, which could increase our effective tax rate and the amount of taxes we pay and harm our business. We are subject to regular review and audit by U.S. federal and state and foreign tax authorities. Any adverse outcome from a review or audit could have a negative effect on our business, financial condition, results of operation and cash flows.
In addition, tax laws are frequently being re-examined and evaluated globally. New laws and interpretations of the law are considered for financial statement purposes in the quarter or year in which they become applicable. Tax authorities are increasingly scrutinizing the tax positions of companies. Many countries in the European Union, as well as several other countries and organizations such as the Organization for Economic Cooperation and Development and the European Commission, are actively considering changes to existing tax laws that, if enacted, could increase our tax obligations in countries where we conduct our business. These proposals include changes to the existing framework to calculate income taxes, as well as proposals to change or impose new types of non-income taxes, such as taxes based on a percentage of revenue. For example, several countries in the European Union have proposed or enacted taxes applicable to digital services, which includes business activities on social media platforms and online marketplaces and would likely apply to our business. Many questions remain about the enactment, form, and application of these digital services taxes. The interpretation and implementation of the various digital services taxes (especially if there is inconsistency in the application of these taxes across tax jurisdictions) could have a materially adverse impact on our business, results of operations, and cash flows. For example, recently published Treasury Regulations may limit or eliminate the availability of foreign tax credits for some or all of any digital services taxes we pay in non-U.S. jurisdictions, thereby increasing our overall tax burden. Moreover, if the U.S., Canada or other foreign tax authorities change applicable tax laws, our overall taxes could increase, and our business, financial condition or results of operations may be adversely impacted.
In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable and consistent with the tax laws in the jurisdictions in which we conduct our business, the ultimate tax outcome may differ from the amounts recorded in our financial statements and our positions may be challenged by jurisdictional tax authorities, any of which may materially affect our financial results in the period or periods for which such determination is made. Therefore, our future income tax obligations could be volatile and difficult to predict due to changes in tax laws, regulation or accounting principles.
Legal, political, and economic uncertainty surrounding the exit of the United Kingdom from the European Union, or Brexit, and the implementation of the trade and cooperation agreement between the United Kingdom and the European Union could have a material adverse effect on our business.
Because we conduct business in the United Kingdom and the European Union, we face risks associated with the potential uncertainty and disruptions related to the withdrawal of the United Kingdom from the European Union, commonly referred to as “Brexit.” Although the United Kingdom and the European Union have entered into a trade and cooperation agreement (the “Trade and Cooperation Agreement”), the long-term nature of the United Kingdom’s relationship with the European Union following the Brexit and the implementation and application of the Trade and Cooperation Agreement remain uncertain, including with respect to volatility in exchange rates and interest rates, disruptions to the free movement of data, goods, services, people and capital between the United Kingdom and the European Union, and potential material changes to the regulatory regime applicable to our operations in the United Kingdom. The uncertainty concerning the United Kingdom’s future legal, political, and economic relationship with the European Union could adversely affect political, regulatory, economic, or market conditions in the European Union, the United Kingdom and worldwide, and could contribute to instability in global political institutions, regulatory agencies, and financial markets. These developments, or the perception that any of them could occur, have had, and may continue to have, a material adverse effect on global economic conditions and the stability of global financial markets, and they could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets. Brexit could also lead to a period of considerable uncertainty in relation to the United Kingdom financial and banking markets, as well as to the regulatory process in Europe. Asset valuations, currency exchange rates, and credit ratings may also be subject to increased market volatility.
As a result of Brexit, we may also face new regulatory costs and challenges that could have a material adverse effect on our operations. For example, as of January 1, 2021, the United Kingdom lost the benefits of global trade agreements negotiated by the European Union on behalf of its members, which may result in increased trade barriers that could make our ability to conduct business in areas that are subject to such global trade agreements more difficult. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which laws of the European Union to replace or replicate. For example, Brexit could lead to potentially divergent laws and regulations, such as with respect to data protection and data transfer laws, that could be costly and difficult for us to comply with. There may continue to be economic uncertainty surrounding the consequences of Brexit that adversely impact customer confidence resulting in customers reducing their spending budgets on our services. While we continue to monitor these developments, the full effect of Brexit on our operations is uncertain and our business, financial condition, and results of operations could be materially and adversely affected.

Risks Related to Our Indebtedness
Our indebtedness could materially adversely affect our financial condition, our ability to raise additional capital to fund our operations, operate our business, react to changes in the economy or our industry, meet our obligations under our outstanding indebtedness, including significant operating and financial restrictions imposed on us by our debt agreements, and it could divert our cash flow from operations for debt payments.
As of December 31, 2022, we had total outstanding indebtedness (net) of approximately $360.6 million, consisting of outstanding borrowings under our senior secured credit facilities. In November 2022, we incurred an additional $170.8 million in indebtedness under the senior secured credit facilities. See Note 11 to our consolidated financial statements for the year ended December 31, 2022 in this prospectus for further details.
In June 2020, as part of San Vicente Holdings LLC’s (“SVH”) indirect acquisition of approximately 98.6% interest in Legacy Grindr (and its subsidiaries) from Kunlun Grindr Holdings Limited (“Kunlun”), San Vicente Acquisition LLC, an indirect subsidiary of SVH (“SV Acquisition”) agreed to pay what, after adjustments provided for in the acquisition agreement, amounted to a $230.0 million deferred consideration payment liability to Kunlun, payable on the second and third anniversary of the closing date (the “Deferred Payment”). In connection with the acquisition, SV Acquisition assigned the obligations for the Deferred Payment to Legacy Grindr, and subsequently, through a series of assumption agreements, SV Acquisition re-assumed the obligations for the Deferred Payment. In June 2022, Legacy Grindr declared a distribution of $83.3 million to its members, including an affiliate of SV Acquisition, on a pro rata basis. Legacy Grindr paid this distribution in June and July 2022. SV Acquisition’s affiliate, San Vicente Group Holdings LLC (“SV Group Holdings”), received its ratable share of this distribution, being $75.0 million, and distributed that amount through intermediate holding companies to SV Acquisition, which then paid such amount to Kunlun in partial satisfaction of the Deferred Payment obligation, thereby reducing such obligation to $155.0 million. The cash transfer to Kunlun was effected by Legacy Grindr at the instruction of SV Group Holdings. The Deferred Payment obligation was fully repaid within ten (10) business days of Closing. See the section titled “ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financing Arrangements” in this prospectus for further details. The obligations under the Credit Agreement are subject to automatic acceleration upon a voluntary or involuntary bankruptcy event of default, and are subject to acceleration at the election of the lenders upon the continuance of any other event of default, including a material adverse change in the business, operations or conditions of the Company.
The Credit Agreement that governs our senior secured credit facilities imposes significant operating and financial restrictions on us. These restrictions will limit our ability and/or the ability of our subsidiaries to, among other things:
•	incur or guarantee additional debt;
•	incur certain liens;
•	effect change of control events;
•	make certain investments;
•	make certain payments or other distributions;
•	declare or pay dividends;
•	enter into transactions with affiliates;
•	prepay, redeem or repurchase any subordinated indebtedness or enter into amendments to certain subordinated indebtedness in a manner materially adverse to the lenders; and
•	transfer or sell assets.
In addition, the Credit Agreement requires us to maintain a total leverage ratio of no greater than 3.25 to 1.00. As a result of these and other restrictions, we may be limited as to how we conduct business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness that we may incur could include similar or more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants. Our failure to comply with the restrictive or financial covenants described above, as well as the terms of any future indebtedness could result in an event of default, which, if not cured or waived, could result in us being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or if it is unable to refinance these borrowings, our business, financial condition, and results of operations could be materially adversely affected.
Furthermore, we may be able to incur substantial additional indebtedness in the future. The terms of the credit agreements governing our indebtedness limit, but do not prohibit, us from incurring additional indebtedness, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions will also not prevent us from incurring obligations that do not constitute “Indebtedness” as defined in the agreements governing our indebtedness. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.
The obligations under the Credit Agreement are subject to automatic acceleration upon a voluntary or involuntary bankruptcy event of default, and are subject to acceleration at the election of the lenders upon the continuance of any other event of default, including a material adverse change in the business, operations or conditions of the Company. A default interest rate of an additional 2.0% per annum will apply on all outstanding obligations during the occurrence and continuance of an event of default. The Credit Agreement includes restrictive non-financial and financial covenants, including the requirement to maintain a total leverage ratio no greater than 3.25:1.00. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financing Arrangements” in this prospectus for further details.
Risks Related to Ownership of our Securities
We have a limited operating history and, as a result, our past results may not be indicative of future operating performance.
As explained above, our management team has limited history working together, which makes it difficult to forecast our future results. See “—Risks Related to our Brand, Products and Services, and Operations—We have grown rapidly in recent years and certain members of our management team have joined us recently. If we are unable to manage our operations or growth effectively, our brand, company culture, and financial performance may suffer.” You should not rely on our past annual or quarterly operating results as indicators of future performance. In addition, you should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by companies in rapidly evolving markets like ours, as well as the information in this prospectus.
Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.
Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board (“FASB”), the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.
There is no guarantee that our warrants will be in the money at the time they become exercisable, and they may expire worthless.
The exercise price for our Warrants is $11.50 per warrant. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Common Stock. If the trading price for our Common Stock is less than $11.50 per share, we believe holders of our Warrants will be unlikely to exercise their warrants. There is no guarantee that the Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.
The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.
As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the listing standards of NYSE and other applicable securities rules and regulations. The requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. Furthermore, several members of our management team do not have prior experience in running a public company. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company that is subject to these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors (the “Board”), particularly members who can serve on our audit committee, and qualified executive officers. As a result of the disclosure obligations required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations, and financial condition would be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, would divert the resources of our management and harm our business, results of operations, and financial condition.
We have incurred and expect to continue to incur significantly increased costs and devote substantial management time as a result of operating as a public company.
As a public company, we will incur significant legal, accounting, and other expenses that we would not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act, and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations of the SEC and NYSE, including the establishment and maintenance of effective disclosure and financial controls, changes in corporate governance practices and required filing of annual, quarterly, and current reports with respect to our business and results of operations. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations. Our compliance with these requirements increases our legal and financial compliance costs and makes some activities more time-consuming and costly. In addition, our management and other personnel need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company. We are in the process of hiring additional accounting personnel and, as a public company, may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function.
Operating as a public company makes it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain same or similar coverage. This could also make it more difficult for us to attract and retain qualified people to serve on our Board, board committees or as executive officers.
NYSE may be unable to maintain the listing of our securities on NYSE, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.
In connection with the Business Combination, in order to continue to obtain the listing of our securities on NYSE, we were required to demonstrate compliance with NYSE’s initial listing requirements, which are more rigorous than NYSE’s continued listing requirements. Although we successfully had our securities listed on NYSE, we may be unable to maintain the listing of its securities in the future.
If we fail to maintain our listing, and if NYSE or another national securities exchange ceases to list our securities on its exchange, our shareholders could face significant material adverse consequences, including:
•	a limited availability of market quotations for our securities;
•	reduced liquidity for our securities;
•
a determination that our Common Stock is a “penny stock” which will require brokers trading our Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•	a limited amount of news and analyst coverage; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.
The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If our securities are no longer listed on NYSE, such securities would not qualify as covered securities and we would be subject to regulation in each state in which it offers its securities because states are not preempted from regulating the sale of securities that are not covered securities.
The price of our securities may be volatile.
The price of our securities may fluctuate due to a variety of factors, including:
•	changes in the industry in which we operate;
•	the success of competitive services or technologies;
•	developments involving our competitors;
•	regulatory or legal developments in the U.S. and other countries;
•	developments or disputes concerning our intellectual property or other proprietary rights;
•	the recruitment or departure of key personnel;
•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;
•	variations in our financial results or those of companies that are perceived to be similar to us;
•
general economic, industry and market conditions, such as the effects of the COVID-19 pandemic, the 2022 mpox outbreak, recessions, interest rates, inflation, international currency fluctuations, political instability and acts of war or terrorism; and

•	the other factors described in this “Risk Factors” section.
These market and industry factors may materially reduce the market price of our Common Stock regardless of our operating performance, including our businesses acquired in the Business Combination.
Future resales of our Common Stock and/or Warrants may cause the market price of our securities to drop significantly, even if our business is doing well.
Pursuant to that certain Amended and Restated Registration Rights Agreement entered into at Closing by and among Grindr, the Sponsor, the independent directors of Tiga and certain former members of Grindr (the “A&R Registration Rights Agreement”), the Sponsor and Tiga’s founders, including their respective affiliates, are contractually restricted from selling or transferring any shares of Common Stock (the “Lock-up Shares”), other than (i) any transfer to an affiliate of a holder, (ii) distribution to profit interest holders or other equity holders in such holder or (iii) as a pledge in a bona fide transaction to third parties as collateral to secure obligations under lending arrangements with third parties. Such restrictions began at Closing and end on the earliest of (i) 365 days after the date of the Closing; (ii) the first day after the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any

20 trading days within any 30-trading day period commencing at least 150 days after the date of the Closing; or (iii) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their Common Stock for cash, securities or other property.
However, following the expiration of such lockup, the Sponsor and Tiga’s founders, including their respective affiliates, will not be restricted from selling shares of our Common Stock and/or Warrants held by them, other than by applicable securities laws. Additionally, neither the forward purchase shareholders nor the Legacy Grindr unitholders party to the A&R Registration Rights Agreement will be restricted from selling any of their shares of Common Stock following the closing of the Business Combination. As such, sales of a substantial number of shares of Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Common Stock. The Lock-up Shares may be sold after the expiration of the applicable lock-up period under the A&R Registration Rights Agreements. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in our share price or the market price of our Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
In addition, we may issue additional shares of our Common Stock or other equity securities without the approval of investors, which would reduce investors’ proportionate ownership interests and may depress the market price of our Common Stock.
Sales of our Common Stock and/or Warrants or the perception of such sales, by us or by significant stockholders, in the public market or otherwise, could cause the market price for our securities to decline, even though certain significant stockholders would still realize a profit on sales at lower prices. Resales of the significant volumes of our securities may cause the market price of such securities to drop significantly, even if our business is doing well.
We have previously filed a Registration Statement on Form S-1 (the “Prospectus”) in order to register the resale under the Securities Act of the Common Stock and certain warrants held by certain holders, including the founders of Tiga, certain affiliates of Tiga and the Legacy Grindr unitholders. We will not receive any of the proceeds from such sales, except with respect to amounts received by us upon exercise of warrants, which depends on the relative price of our Common Stock and the extent to which such warrants are exercised for cash. If the warrants are out of the money, the warrant holders may not exercise their warrants.
The sale of our Common Stock in the public market or otherwise or the perception that such sales could occur, could harm the prevailing market price of our Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Resales of our Common Stock may cause the market price of our securities to drop significantly, even if our business is doing well. In addition, certain significant stockholders hold a disproportionately large portion of our outstanding Common Stock. For example, our two largest stockholders, G. Raymond Zage, III and James Fu Bin Lu, who beneficially own approximately 72.7% of our issued and outstanding Common Stock in the aggregate as of March 14, 2023, are able to sell all of their securities held for so long as the Prospectus is in effect, subject to any applicable lock-up restrictions. Such restrictions began at the Closing and end on the earliest of (i) 365 days after the date of the Closing; (ii) the first day after the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date of the Closing; or (iii) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our public stockholders having the right to exchange their Common Stock for cash, securities or other property. See “—Future resales of our Common Stock and/or Warrants may cause the market price of our securities to drop significantly, even if our business is doing well” in this “Risk Factors” section and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in this prospectus for more information on lock-up restrictions. Even if the trading price of our Common Stock falls to or significantly below the current trading price, the significant stockholders may still have an incentive to sell and profit due to the nominal purchase prices paid by such significant stockholders, which are significantly lower than the purchase prices paid by other securityholders. Certain of our significant stockholders acquired the Common Stock at prices that are significantly lower than the current trading price of our Common Stock. The founders of Tiga paid approximately $0.0036 per share for each share of Common Stock and $1.00 per private placement warrant for each private placement warrant being offered pursuant to the Prospectus. While such stockholders may experience a positive rate of return based on the current trading price of our Common Stock, other securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the trading price at the time of such sales.
Additionally, a portion of our Common Stock, including Common Stock held by Messrs. Zage and Lu, are subject to a lock-up and restricted from immediate resale; however, upon expiration of their respective lock-up periods, the sale of shares of such Common Stock or the perception that such sales may occur, could cause the market price of our Common Stock to drop significantly.
We may be subject to securities litigation, which is expensive and could divert management attention.
The market price of our securities may be volatile and, in the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.
Reports published by analysts or the ceasing of publication of research or reports about us, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our securities.
Securities research analysts may establish and publish their own research and reports, including periodic projections, for our stock, and the trading market for our stock will be influenced by such research and reports or the lack thereof. These research and reports may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if its actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on Grindr downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of Grindr or fails to publish reports on Grindr regularly, our securities price or trading volume could decline. While we expect research analyst coverage to continue, if analysts cease to continue coverage of Grindr, we could use visibility in the financial markets, and the market price and volume for our securities could be adversely affected.
We do not intend to pay cash dividends for the foreseeable future.
We intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board and will depend on our financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as our Board deems relevant. As a result, you may not receive any return on an investment in our Common Stock unless you sell our Common Stock for a price greater than that which you paid for it.
General Risk Factors
A downturn in the global economy or other adverse macroeconomic disruptions, especially in the U.S. and Europe, where a substantial majority of our revenue is generated could adversely harm our business.
Our performance depends, at least in part, on global economic conditions and their impact on levels of spending by our subscribers and advertisers. A decline in general economic conditions, including but not limited to recent inflationary movements, especially in the U.S. and Europe, where we generate a substantial majority of our revenue, may adversely affect levels of consumer discretionary spending, the demands for our products and services, as well as advertising expenditures, any of which could materially adversely affect our business, financial condition, and results of operations.
In addition, given the cyclical nature of the global economy, a recessionary period may occur in the future, which could negatively affect our business, financial condition, and results of operations. The ongoing U.S.-China trade tension and other international diplomatic issues, as well as geopolitical conflicts, including the military conflict involving Russia and Ukraine, and the economic sanctions imposed on Russia, present additional uncertainties for the U.S. and global economies. In addition, the Company’s operations and access to capital may be impacted by disruptions to the banking system and financial market volatility resulting from bank failures, particularly in light of the recent events that have occurred with respect to SVB. There can be no assurances that future economic conditions in the U.S. or elsewhere around the world will be favorable to our business.

Our employees could engage in misconduct that materially adversely affects us.
Our employees could engage in misconduct that could have a materially adverse effect on us. We may not be able to prevent or detect misconduct by our employees, either personal or in the course of their duties on behalf of us, and the precautions we take to prevent and detect this activity may not be effective. See “—Risks Related to Regulation and Litigation—Online applications are subject to various laws and regulations relating to children’s privacy and protection, which if violated, could subject us to an increased risk of litigation and regulatory actions.” If any of our employees were to engage in or be accused of misconduct, we could be exposed to legal liability, negative publicity, our business and reputation could be materially adversely affected, and we could fail to retain key employees. See “—Risks Related to our Brand, Products and Services, and Operations—Unfavorable media coverage could materially and adversely affect our business, brand, or reputation.”

MARKET AND INDUSTRY DATA
Certain industry data and market data included in this prospectus were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. All of management’s estimates presented herein are based upon management’s review of independent third-party surveys and industry publications prepared by a number of sources and other publicly available information. All of the market data used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We believe that the information from these industry publications and surveys included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.
The sources of certain statistical data, estimates and forecasts contained in this prospectus include the following independent industry publications or reports:
•	Global Social Networking Applications Industry, Independent Market Research by Frost & Sullivan, March 2022, which was commissioned by Legacy Grindr in 2021 and 2022 (the “Frost & Sullivan Study”).
•	ILGA World, State-Sponsored Homophobia Global Legislation Overview Update Report, 2022 (the “ILGA World Report”).
•	Morning Consult April–May 2022 Q1 Survey of 1000 GBTQ US Adults, commissioned by Legacy Grindr (the “Morning Consult Survey”).
Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

USE OF PROCEEDS
All of the shares of Common Stock and Warrants offered by the selling securityholders pursuant to this prospectus will be sold by the selling securityholders for their respective accounts. We will not receive any of the proceeds from these sales. We will pay certain expenses associated with the registration of the securities as described in the “Plan of Distribution” section in this prospectus.
We will receive up to an aggregate of approximately $429,640,000 from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes. We will have broad discretion over the use of proceeds from the exercise of the Warrants. There is no assurance that the holders of the Warrants will elect to exercise any or all of such Warrants. To the extent that the Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease. However, if the Warrants are out of the money, the warrant holders are not likely to exercise their warrants.

DETERMINATION OF OFFERING PRICE
The offering price of the shares of Common Stock underlying the Warrants offered hereby is determined by reference to the exercise price of the Warrants of $11.50 per share. The Public Warrants are listed on NYSE under the symbol “GRND.WS.”
We cannot currently determine the price or prices at which shares of Common Stock or Warrants may be sold by the selling securityholders under this prospectus.

MARKET INFORMATION FOR SECURITIES AND DIVIDEND POLICY
Market Information
Our Common Stock and Public Warrants are currently listed on NYSE under the symbols “GRND” and “GRND.WS,” respectively. Prior to the Closing, Tiga’s Class A ordinary shares, units, and warrants were listed on NYSE under the symbols “TINV,” “TINV.U,” and “TINV.WS,” respectively. As of March 14, 2023, following the completion of the Business Combination, there were 14 holders of record of the Common Stock and 3 holders of record of our Warrants. The actual number of stockholders of our Common Stock and Warrants is greater than this number of record holders and includes holders who are beneficial owners but whose shares of Common Stock or Warrants are held in “street name” by banks, brokers, and other nominees.
Dividend Policy
We have not declared or paid any dividends on shares of Common Stock to date. We anticipate that we will retain our future earnings to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board and will depend on our financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects, and such other factors as the Board deems relevant. In addition, Grindr’s Credit Agreement, dated as of June 10, 2020, among Grindr Gap LLC, Grindr Capital LLC, Fortress Credit Corp., and the other parties thereto, as amended, contain restrictions on our ability to pay dividends.
Securities Authorized for Issuance under Equity Compensation Plans
As of December 31, 2022, we did not have any securities authorized for issuance under equity compensation plans. In connection with the Business Combination, our stockholders approved our 2022 Equity Incentive Plan (the “2022 Plan”) on November 15, 2022, which became effective immediately upon the Closing. On February 14, 2023, we filed a registration statement on Form S-8 under the Securities Act to register the shares of our Common Stock issuable under the (i) 2022 Plan and (ii) unit options outstanding under the Grindr Group LLC Amended and Restated 2020 Equity Incentive Plan (the “2020 Plan”) as of the date of such registration statement. The Form S-8 registration statement became effective automatically upon filing. As a result, the shares of our Common Stock underlying the 2022 Plan can be sold in the public market upon issuance, subject to Rule 144 limitations applicable to affiliates, vesting restrictions and other applicable restrictions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. In addition to the audited consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs, and expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and in this prospectus, particularly in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”
Overview
Grindr is the world’s largest social network focused on the LGBTQ community with approximately 12.2 million MAUs and approximately 788 thousand Paying Users in 2022. Our Paying Users were over 788 and 601 thousand for the years ended December 31, 2022 and 2021, respectively. According to the Frost & Sullivan study commissioned by Grindr in 2021 and 2022, Grindr is the largest and most popular gay mobile app in the world, with more MAUs than other LGBTQ social networking applications. Our mission is to connect queer people with one another and the world. Since our inception in 2009 as a casual dating app for gay men, we have evolved into a global LGBTQ social network platform serving and addressing the needs of the entire LGBTQ queer community. We believe Grindr is a vital utility for the LGBTQ community and our users, as evidenced by our user engagement. Our users are some of the most engaged, spending, on average, 61 minutes per day on our platform in 2021 compared to 10-20 minutes on dating apps, according to the Frost & Sullivan Study commissioned by Grindr, and 25-35 minutes on social networking apps, according to Statista.
We have grown significantly over the years since our product launch. In 2022, we generated $195.0 million of revenue, representing a year-over-year growth of 33.7% as compared to the 2021 period, and had approximately 788 thousand Paying Users, which is 31% higher than our Paying Users from 2021. We have users in over 190 countries or territories and support 21 languages on our platform. On average, profiles on our platform sent over 308 million daily messages in 2022.
Despite our growth, we believe we are just beginning to scratch the surface of our market opportunity and financial potential. According to the Frost & Sullivan Study commissioned by Grindr, the LGBTQ population is growing faster than the overall population and younger generations are driving this growth. We expect this trend to continue as social norms shift, more progressive attitudes surface, and people become more comfortable expressing themselves openly. As this group grows, gains influence, and becomes more digitally connected, we believe we are well positioned to continue to be the leading platform for this group to connect with each other. The Frost & Sullivan Study commissioned by Grindr estimates the global LGBTQ population at 538.4 million in 2022 with approximately $10.9 trillion of GDP at purchasing power parity. In 2022, our MAUs and revenue imply we have only captured more than 2.0% of the LGBTQ population and less than 0.01% of the spend. As the world’s largest social network focused on the LGBTQ community, we have significant opportunities to grow both our users and our revenue through new products and services and additional monetization features.
On June 10, 2020, Grindr was acquired by San Vicente Group Holdings LLC (“SVH”). Prior to the June 10, 2020 acquisition by SVH, we experienced many years of user, revenue, and Adjusted EBITDA growth. As a result of our growth, our infrastructure and systems were not keeping pace, just like many high growth tech companies in similar situations. Following the June 10, 2020 acquisition by SVH, we spent the next several months focused on reassessing strategic priorities, updating our technology infrastructure, upgrading our data systems, stabilizing our product, and optimizing our cost structure. As a result, by 2022 we had a nimbler company with modern tools that resulted in a better and more stable product. This positioned us to take advantage of growth opportunities in 2022 and beyond.
The Grindr App is free to download and provides certain services and features to Grindr's users for free, and then offers a variety of additional controls and features for users who subscribe to our premium products and services, Grindr XTRA and Grindr Unlimited. A substantial portion of our revenues are derived directly from users in the form of recurring subscription fees, providing our users access to a bundle of features for the period of their subscription, or add-ons to access premium features. Leveraging strong brand awareness and significant user network stemming from our first mover advantage in the LGBTQ social networking space, our historical growth in number of users has been driven primarily by word-of-mouth referrals or other organic means.

While we have users in over 190 countries and territories, our core markets are currently North America and Europe, from which we derived 86.9% and 89.5% of our total revenues for the years ended December 31, 2022 and 2021, respectively. We intend to grow our user base and revenues by providing innovative and customized products and services and features to users in targeted geographic regions outside of our current core markets that have a large number of untapped potential users, favorable regulatory environments, and fast-growing economies.
In addition to our revenue generated from subscription fees and premium add-ons, we generate a portion of our revenues from both first-party and third-party advertising. Our advertising business provides advertisers with the unique opportunity to directly target and reach the LGBTQ community, which is characterized by a higher-than-average proportion of well-educated, brand-conscious individuals with substantial aggregate global purchasing power. Advertisers on our Grindr App span across many different industries, including healthcare, gaming, travel, automotive, and consumer goods. We offer a diverse range of advertising initiatives to advertisers, such as in-app banners, full-screen interstitials, and other customized units, typically sold on an impressions basis. Additionally, we contract with a variety of third-party advertisement sales platforms to market and sell digital and mobile advertising inventory on our Grindr App. We will continue to evaluate opportunities to increase inventory with unique advertising units and offerings.
Consolidated Results for the Years Ended December 31, 2022 and 2021
For the years ended December 31, 2022 and 2021, we generated:
•	Revenue of $195.0 million and $145.8 million, respectively. The increase for the year ended December 31, 2022 compared to the year ended December 31, 2021 was $49.2 million, or 33.7%.
•	Net income of $0.9 million and $5.1 million, respectively. The decrease for the year ended December 31, 2022 compared to the year ended December 31, 2021 was $(4.2) million, or (82.4)%.
•
Adjusted EBITDA of $85.2 million and $77.1 million, respectively. The increase for the year ended December 31, 2022 compared to the year ended December 31, 2021 was $8.1 million, or 10.6%. See “Management’s Discussion and Analysis of Financial Condition and Result of Operations—Non-GAAP Financial Measures—Adjusted EBITDA” for more details on the calculations and reconciliations.

The Business Combination and Public Company Costs
On May 9, 2022, Grindr, Tiga and Merger Sub I entered into the Merger Agreement pursuant to which Grindr was merged with and into Merger Sub I, with Grindr surviving the First Merger as a wholly owned subsidiary of Tiga, and promptly afterwards and as part of the same overall transaction as the First Merger, the merger of such surviving company with and into Merger Sub II, with Merger Sub II being the surviving entity of the Second Merger, in accordance with the terms and conditions of the Merger Agreement. The transaction was completed on November 18, 2022 and provided Grindr with $105.1 million of gross proceeds, including $5.1 million from the trust account, $50.0 million from the sale of forward purchase shares and forward purchase warrants and an additional $50.0 million from the sale of backstop shares and backstop warrants, prior to the payment of outstanding expenses, payment of outstanding obligations (including the deferred payment previously outstanding to Kunlun Group Holdings Limited (“Kunlun”) and the distribution made by Grindr to its unitholders prior to the Closing). In connection with the Business Combination, the Company increased its secured senior loan by $170.2 million, and Catapult GP II paid approximately $12.0 million to Grindr to partially repay the outstanding Catapult loan. See Note 3 to Grindr's audited consolidated financial statements in this prospectus for additional information. Grindr was deemed the accounting predecessor and the combined entity is the successor registrant with the SEC, meaning that Grindr’s consolidated financial statements for previous periods will be disclosed in Grindr’s future periodic reports filed with the SEC.
While the legal acquirer in the Merger Agreement was Tiga, for financial accounting and reporting purposes under U.S. GAAP, Legacy Grindr was the accounting acquirer and the Business Combination was accounted for as a “reverse recapitalization.” A reverse recapitalization (i.e., a capital transaction involving the issuance of stock by Tiga for the stock of Grindr) did not result in a new basis of accounting, and the consolidated financial statements of the combined entity represent the continuation of the consolidated financial statements of Legacy Grindr in many respects. Accordingly, the consolidated assets, liabilities and results of operations of Legacy Grindr became the historical consolidated financial statements of Grindr, and Tiga’s assets, liabilities, and results of operations were consolidated with Legacy Grindr beginning on the acquisition date. Operations prior to the Business Combination are presented as those of Legacy Grindr and will be presented as such in future reports. The net assets of Tiga were recognized at historical cost (which was consistent with carrying value), with no goodwill or other intangible assets recorded upon execution of the Business Combination.
As a consequence of the Business Combination, Grindr became the successor to an SEC-registered and NYSE-listed company, which required Grindr to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Grindr expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees. The Company is classified as an Emerging Growth Company, as defined under the Jumpstart Our Business Act (the “Jobs Act”), which was enacted on April 5, 2012. As a result of the Business Combination, the Company is provided certain disclosure and regulatory relief, provided by the SEC, as an Emerging Growth Company and Smaller Reporting Company.
Grindr’s future results of consolidated operations and financial position may not be comparable to historical results as a result of the Business Combination.
How We Generate Revenue
We currently generate revenue from two revenue streams—Direct Revenue and Indirect Revenue. Direct Revenue is revenue generated by our users who pay for subscriptions or add-ons to access premium features. Indirect Revenue is generated by third parties who pay us for access to our users, such as advertising or partnerships.
Direct Revenue is driven predominately by our subscription revenue and premium add-ons. Our current subscription offerings are Grindr XTRA and Grindr Unlimited. Our subscription revenue has grown through organic user acquisition and the viral network effects enabled by our brand and market position. We utilize a freemium model to drive increased user acquisition, subscriber conversions, and monetization on the Grindr App. Many of our users choose to pay for premium features and functionalities, such as access to more user profiles, ad-free environments, advanced filters, unlimited blocks and favorites, and the ability to send multiple photos at the same time, to enhance their user experience. By continuously introducing new premium features, we continue to increase our Paying Users and average revenue per paying user.
For the years ended December 31, 2022 and 2021, our Direct Revenue accounted for 83.7%% and 79.6%% of our total revenue, respectively, our Adjusted Direct Revenue (as defined below) accounted for 83.7% and 80.2% of our total revenue, respectively.
Indirect Revenue primarily consists of revenue generated by third parties who pay us for access to our users, including advertising, partnerships, merchandise, and other non-direct revenue. Our advertising business provides advertisers with the unique opportunity to directly target and reach the LGBTQ community, which generally consists of well-educated individuals with significant global purchasing power. We have attracted advertisers from a diverse array of industries, including healthcare, gaming, travel, automotive, and consumer goods. We offer a diverse range of advertising initiatives to advertisers, such as in-app banners, full-screen interstitials, rewarded video, and other customized units, typically on a CPM basis. We contract with a variety of third-party ad platforms to market and sell digital and mobile advertising inventory on our Grindr App. In exchange for facilitating the advertising process, we pay the relevant third-party ad platform a share of the revenue derived from the advertisements they place on the Grindr App. We intend to continue to grow our Indirect Revenue through advertising, partnerships, merchandise, and other non-direct initiatives.
Operating and Financial Metrics
(in thousands, except Adjusted ARPPU, ARPPU and ARPU)	Year Ended December 31, 2022	Year Ended December 31, 2021
Key Operating Metrics
Average Paying Users	788	601
Adjusted Average Direct Revenue per Paying User (“Adjusted ARPPU”)	$17.28	$16.21
Average Direct Revenue per Paying User (“ARPPU”)	$17.28	$16.08
Monthly Active Users	12,246	10,799
Average Total Revenue per User (“ARPU”)	$1.33	$1.13

($ in thousands)	Year Ended December 31, 2022	Year Ended December 31, 2021
Key Financial and Non-GAAP Metrics(1)
Revenue	$195,015	$145,833
Adjusted Direct Revenue	$163,308	$116,931
Indirect Revenue	31,707	29,802
Net income	$852	$5,064
Net income margin	0.4%	3.5%
Adjusted EBITDA	$85,192	$77,054
Adjusted EBITDA Margin	43.7%	52.8%
Net cash provided by operating activities	$50,644	$34,430
(1)
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for additional information and a reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA Margin and reconciliation of Direct Revenue to Adjusted Direct Revenue.

•
Paying Users. A Paying User is a user that has purchased or renewed a Grindr subscription and/or purchased a premium add-on on the Grindr App. We calculate Paying Users as a monthly average, by counting the number of Paying Users in each month and then dividing by the number of months in the relevant measurement period. Paying Users is a primary metric that we use to judge the health of our business and our ability to convert users to purchasers of our premium features. We are focused on building new products and services and improving on existing products and services, as well as launching new pricing tiers and subscription plans, to drive payer conversion.

•	ARPPU. We calculate ARPPU based on Direct Revenue in any measurement period, divided by Paying Users in such a period divided by the number of months in the period.
•
Adjusted ARPPU. We calculate adjusted ARPPU based on Adjusted Direct Revenue (excluding purchase accounting adjustments) in any measurement period, divided by Paying Users in such a period divided by the number of months in the period.

•
MAUs. A MAU, or Monthly Active User, is a unique device that demonstrated activity on the Grindr App over the course of the specified period. Activity on the app is defined as opening the app, chatting with another user, or viewing the cascade of other users. We also exclude devices where all linked profiles have been banned for spam. We calculate MAUs as a monthly average, by counting the number of MAUs in each month and then dividing by the number of months in the relevant period. We use MAUs to measure the number of active users on our platform on a monthly basis and to understand the pool of users we can potentially convert to Paying Users.

•
ARPU. We calculate ARPU based on Total Revenue in any measurement period, divided by our MAUs in such a period divided by the number of months in the period. As we expand our monetization product offerings, develop new verticals, and grow our community of users, we believe we can continue to increase our ARPU.

Non-GAAP Profitability
We use net income and net cash provided by operating activities to assess our profitability and liquidity, respectively. In addition to net income and net cash provided by operating activities, we also use the following measure:
•
Adjusted EBITDA. We define Adjusted EBITDA as net income excluding income tax (benefit) provision, interest expense, depreciation and amortization, stock-based compensation expense, non-core expenses/losses (gains). Non-core expenses/losses (gains) include purchase accounting adjustments related to deferred revenue, transaction-related costs, asset impairments, management fees, interest income from the related party loan to Catapult GP II, and change in fair value of warrant liability. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenue.

•
Adjusted Direct Revenue. We define Adjusted Direct Revenue as Direct Revenue adjusted for the release of the fair value adjustment of deferred revenue into revenue of the acquired deferred revenue due to the June 10, 2020, acquisition by SVH.

Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Direct Revenue are key measures we use to assess our financial performance and are also used for internal planning and forecasting purposes. We believe Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Direct Revenue are helpful to investors, analysts, and other interested parties because they can assist in providing a more consistent and comparable overview of our operations across our historical financial periods. In addition, these measures are frequently used by analysts, investors, and other interested parties to evaluate and assess performance.
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for additional information and a reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA Margin and reconciliation of Direct Revenue to Adjusted Direct Revenue.

Key Factors Affecting our Performance
Our results of operations and financial condition have been, and will continue to be, affected by a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors” in this prospectus.
Growth in User Base and Paying Users
We acquire new users through investments in marketing and brand as well as through word of mouth from existing users and others. We convert these users to Paying Users by introducing premium features which maximize the probability of developing meaningful connections, improve the experience, and provide more control. For the years ended December 31, 2022 and 2021, we had over 788 thousand and 601 thousand Paying Users, respectively, representing an increase of 31.0% year over year. We grow Paying Users by acquiring new users and converting new and existing users to purchasers of one of our subscription plans or in-app offerings. As we scale and our community grows larger, we are able to facilitate more meaningful interactions as a result of the wider selection of potential connections. This in turn increases our brand awareness and increases conversion to one of our premium products and services. Our revenue growth primarily depends on growth in Paying Users. While we believe we are in the early days of our opportunity, at some point we may face challenges increasing our Paying Users, including competition from alternative products and services and lower adoption of certain product features.
Expansion into New Geographic Markets
We are focused on growing our platform globally, including through entering new markets and investing in under-penetrated markets. Expanding into new geographies will require increased costs related to marketing, as well as localization of product features and services. Potential risks to our expansion into new geographies will include competition and compliance with foreign laws and regulations. As we expand into certain new geographies, we may see an increase in users who prefer to access premium features through our add-on options rather than through our subscription packages, which could impact our ARPPU. We may also see a lower propensity to pay as we enter certain new markets with additional competitors and cost and revenue profiles.
Growth in ARPPU
We have developed a sophisticated understanding of the value our users derive from becoming Paying Users on our platform. We continually develop new monetization features and improve existing features in order to increase adoption of premium add-ons and our subscription programs. Many variables will impact our ARPPU, including the number of Paying Users, mix of monetization offerings on our platform, effect of demographic shifts, geographic differences on all of these variables, and changes in mobile app store policies. Our pricing is in local currency and may vary between markets. As foreign currency exchange rates change, translation of the statements of operations into U.S. dollars could negatively impact revenue and distort year-over-year comparability of operating results. To the extent our ARPPU growth slows, our revenue growth will become increasingly dependent on our ability to increase our Paying Users.
Investing in Growth While Driving Long-Term Profitability
Key investment areas for our platform include machine learning capabilities, including continually improving our technology; features that prioritize security and privacy; and new premium offerings that add incremental value to Paying Users.
Attracting and Retaining Talent
Our business relies on our ability to attract and retain our talent, including engineers, data scientists, product designers and product developers. As of December 31, 2022, we had 202 full-time and part-time employees; of which employees, approximately 60% work in engineering and product development. We believe that people want to work at a company that has purpose and aligns with their personal values, and therefore our ability to recruit talent is aided by our mission and brand reputation. We compete for talent within the technology industry.
Factors Affecting the Comparability of Our Results
General macroeconomic trends and events. General economic trends and events, including pandemics, demographic changes, employment rates, job growth, user confidence, and disposable income, have a substantial effect on both our users’ ability and desire to purchase premium subscriptions and advertisers’ ability and willingness to advertise on our network, thereby affecting both of our major revenue streams and our financial results over time and the year-over-year comparability of operating results. For instance, we believe the COVID-19 pandemic was a factor that suppressed user activity, particularly between March 2020 to July 2020, when in-person engagement across the markets in which we operate was severely impacted, and caused some users to be less active or cancel their subscriptions.
Governmental regulations. New governmental policies and regulations can affect our business in meaningful ways, even when such policies and regulations are not specifically related to the LGBTQ community. For example, the implementation of GDPR in Europe has given end-users more control over how their data and personal information are utilized and has thereby adversely affected our European advertisers’ ability to specifically target these users. This new regulation has had a stagnating effect on our indirect revenue growth trajectory in Europe. The implementation of similar regulations in other regions of the world, or new regulations that affect our ability to monetize the data received from our users, could have a significant impact on our operating results and ability to grow our business.
Temporary variability in general advertising spend. Our ability to maintain consistently high advertiser demand for our platform can be affected by seasonal or temporary trends in advertisers’ appetites to engage with our users or our brand. For example, events that result in temporary positive or negative publicity for our company (even if unfounded) may play a significant role in our advertisers’ desire to continue to advertise on our platform. Further, general economic conditions may lead to changes in advertising spending in general, which could have a significant impact on our results of operations. Such fluctuations in advertising demand are often unpredictable and likely temporary, but could have a significant impact on the financial condition of our business.
International market pricing and changes in foreign exchange rates. The Grindr App has MAUs in over 190 countries and territories. Our international revenues represented 37.4% and 35.8% of total revenue for years ended December 31, 2022 and 2021, respectively. We vary our pricing to align with local market conditions and our international businesses typically earn revenues in local currencies. In addition, some of the parties we work with utilize internally generated foreign exchange rates that may differ from other foreign exchange rates, which could impact our results of operations.
Key Components of Our Results of Operations
Revenues
We currently generate revenue from two revenue streams—Direct Revenue and Indirect Revenue. Direct Revenue is revenue generated by our users who pay for subscriptions or premium add-ons to access premium features. Indirect Revenue is generated by third parties who pay us for access to our users, such as advertising and partnerships. As we continue to expand and diversify our revenue streams, we anticipate increasing monetization from premium add-ons, contributing to increase in revenues over time.
Direct Revenues. Direct Revenues are reported gross of fees for subscriptions and premium add-ons as we are the primary party obligated in our transactions with customers and therefore, we act as the principal. Our subscription revenues are generated through the sale of monthly subscriptions that are currently offered in one, three, six and twelve-month subscription periods. Subscribers pay in advance, primarily through third party partners, including iTunes, Google Play, and Stripe, according to our terms and conditions. Subscription revenues, net of taxes and chargebacks, are recognized on a monthly basis over the term of the subscription.
Indirect Revenues. Indirect Revenues primarily consists of revenue generated by third parties who pay us for access to our users, including advertising, partnerships, and merchandise.
Our advertising business provides advertisers with the unique opportunity to directly target and reach the LGBTQ community, which generally consists of well-educated individuals with significant global purchasing power. We have attracted advertisers from a diverse array of industries, including healthcare, gaming, travel, automotive, and consumer goods. We offer a diverse range of advertising initiatives to advertisers, such as in-app banners, full-screen interstitials, rewarded video, and other customized units, typically on a CPM basis. We contract with a variety of third-party ad platforms to market and sell digital and mobile advertising inventory on our Grindr App. In exchange for facilitating the advertising process, we pay the relevant third-party ad platform a share of the revenue derived from the advertisements they place on the Grindr App.

Cost of Revenue and Operating Expenses
Cost of Revenue. Cost of revenue consists primarily of the distribution fees which we pay to Apple and Google, infrastructure costs associated with supporting the Grindr App and our advertising efforts, which stem largely from our use of Amazon Web Services, and costs associated with content moderation, which involve our outsourced teams in Honduras and the Philippines ensuring that users are complying with our community standards.
Selling, General, and Administrative Expenses. Selling, general and administrative expenses consists primarily of sales and marketing expenditures, compensation and other employee-related costs for our employees, costs related to outside consultants and general administrative expenses, including for our facilities, information technology and infrastructure support. We plan to continue to expand sales and marketing efforts to attract new users, retain existing users and increase monetization of both our new and existing users.
Product Development Expense. Product development expense consists primarily of employee-related and contractor costs for personnel engaged in the design, development, testing and enhancement of product offerings, features, and related technology.
Depreciation and Amortization. Depreciation is primarily related to computers, equipment, furniture, fixtures, and leasehold improvements. Amortization is primarily related to capitalized software, acquired intangible assets (customer relationships, technology, etc.) as well as trademarks, patents, and copyrights.
Other (Expense) Income
Interest (Expense) Income, Net. Interest (expense) income, net consists of interest income received on related party loans, interest expense incurred in connection with our long-term debt and loss on extinguishment of Deferred Payment (defined below).
Other (Expense) Income, Net. Other (expense) income, net consists of realized exchange rate gains or losses, unrealized exchange rate gains or losses, charitable contributions and transaction costs allocated to warrants.
Income Tax (Benefit) Provision. Income tax (benefit) provision represents the income tax expense associated with our operations based on the tax laws of the jurisdictions in which we operate. Foreign jurisdictions have different statutory tax rates than the United States. Our effective tax rates will vary depending on the relative proportion of foreign to domestic income, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.
Results of Operations
Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Results of Operations
($ in thousands)	Year Ended December 31, 2022	% of Total Revenue	Year Ended December 31, 2021	% of Total Revenue
Consolidated Statements of Operations and Comprehensive Income
Revenue	$195,015	100.0%	$145,833	100.0%
Operating costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown separately below)	51,280	26.3%	37,358	25.6%
Selling, general and administrative expense	75,295	38.6%	30,618	21.0%
Product development expense	17,900	9.2%	10,913	7.5%
Depreciation and amortization	37,505	19.2%	43,234	29.6%
Total operating costs and expenses	181,980	93.3%	122,123	83.7%
Income from operations	13,035	6.7%	23,710	16.3%
Other expense
Interest expense, net	(31,538)	(16.2)%	(18,698)	(12.8)%
Other (expense) income, net	(2,799)	(1.4)%	1,288	0.9%
Change in fair value of warrant liability	21,295	10.9%	—	—%
Total other expense	(13,042)	(6.7)%	(17,410)	(11.9)%
Net (loss) income before income tax	(7)	—%	6,300	4.3%
Income tax (benefit) provision	(859)	(0.4)%	1,236	0.8%
Net income	$852	0.4%	$5,064	3.5%
Net income per share	$0.01		$0.03
Revenues
Revenues for the years ended December 31, 2022 and 2021 were $195.0 million and $145.8 million, respectively. The $49.2 million increase, or 33.7% growth rate was primarily due to an increase in Direct Revenue of $47.3 million, or 41%, to $163.3 million and an increase in Indirect Revenue of $1.9 million, or 6.4%, to $31.7 million. The increase in Direct Revenue was driven by both an increase in ARPPU and Paying Users. ARPPU increased by 7.5%, or $1.20, to $17.28 in 2022 from $16.08 in the year ended December 31, 2021. Our ARPPU increased as we improved product mix with growth in our Unlimited tier and optimized pricing on legacy plans during the year ended December 31, 2022. In 2022, Paying Users increased by 187 thousand to 788 thousand, from 601 thousand in December 31, 2021, as we increased Paying User penetration of our overall user base as a result of launching new premium add-ons and features to drive greater subscription conversion. The increase in Indirect Revenue was primarily driven by year-over-year growth in advertising revenue.
Revenues from operations in the United States increased by $28.4 million, or 30.3%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021. During this same period, revenues from operations in the United Kingdom increased by $3.6 million, or 33.6%, and revenues from operations in the remainder of the world increased by $17.2 million, or 41.4%. These changes are consistent with revenue changes previously noted.
Cost of revenue
Cost of revenue for the years ended December 31, 2022 and 2021 was $51.3 million and $37.4 million, respectively. Cost of revenue increased by $13.9 million, or 37.2%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021. This increase was primarily due to growth in distribution fees (consistent with direct revenue growth) and increased infrastructure costs associated with our primary information systems vendors.
Selling, general and administrative expense
Selling, general and administrative expense for the years ended December 31, 2022 and 2021 was $75.3 million and $30.6 million, respectively. Selling, general and administrative expenses increased $44.7 million, or 146.1% in the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to stock-based compensation expense increase of approximately $23.7 million resulting from the Series P unit modification that occurred in the second quarter of 2022, as well as approximately $6.0 million increase of full-time employee-related expenses associated with headcount growth, and approximately $7.0 million increase in spending for outside service fees for audit, tax, legal, recruiting, and other consulting services. The increase was also due to higher branding and marketing costs, as well as other general and administrative expenses, such as general liability insurance, office software, and business travel and entertainment.
Product development expense
Product development expense for the years ended December 31, 2022 and 2021 was $17.9 million and $10.9 million, respectively. Product development expense increased $7.0 million, or 64.2%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021, due to higher contractor expenses and increased full-time employee-related expenses.
Depreciation and amortization
Depreciation and amortization for the years ended December 31, 2022 and 2021 was $37.5 million and $43.2 million, respectively. Depreciation and amortization decreased $5.7 million, or 13%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021, due to acquired intangibles amortization from our acquisition in June 2020 and as certain intangible assets were amortized under an accelerated amortization schedule, with higher amounts expensed in 2021.
Interest expense, net
Interest expense, net for the years ended December 31, 2022 and 2021 was $31.5 million and $18.7 million, respectively.
Interest expense, net increased by $12.8 million in the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to the additional interest expense associated with raising additional debt as well as rising interest rates and loss on extinguishment of debt in connection with the Business Combination.
Interest income for the years ended December 31, 2022 and 2021 primarily relates to a $30 million promissory note from Catapult GP II in conjunction with the common units purchased on April 27, 2021. Total promissory note bears interest at 10.0% per annum. Total amount of interest income related to the note for the years ended December 31, 2022 and 2021 were $2.8 million and $2.0 million, respectively. See Note 9 and Note 20 to Grindr’s audited consolidated financial statements in this prospectus for additional information.
Interest expense relates primarily to the Company's credit agreement. Total amount of interest expense related to the credit agreement for the years ended December 31, 2022 and 2021 were $22.7 million and $20.7 million, respectively. See Note 11 to Grindr’s audited consolidated financial statements in this prospectus for additional information.
We agreed to settle the Deferred Payment (defined below) with Kunlun. The difference between the assumed carrying value of the Deferred Payment at the time of settlement and the $155.0 million obligation is recognized in the amount of $11.9 million, which has been recorded as a loss on extinguishment of debt included in Interest expense, net in the consolidated statements of operations and comprehensive income in the period it was extinguished. See Note 3 to our audited consolidated financial statements in this prospectus for additional information.
Other (expense) income, net
Other income (expense), net for the years ended December 31, 2022 and 2021 was $(2.8) million and $1.3 million, respectively.
Other income (expense), net decreased by $4.1 million in the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to transaction costs allocated to warrants related to the Business Combination as other expense in 2022. Additionally, we had other income of $1.5 million for loan forgiveness for our Paycheck Protection Program Loan in October 2021. See Note 11 to our audited consolidated financial statements in this prospectus for additional information

Change in fair value of warrant liability
Change in fair value of warrant liability represents the change in the fair value of our Warrants between measurement dates. The Warrants remained unexercised and were remeasured to fair value of $17.9 million as of December 31, 2022, resulting in a gain of $21.3 million for the year ended December 31, 2022 recognized in the consolidated statements of operations and comprehensive income.
Income tax provision (benefit)
We recorded income tax provision (benefit) as follows:
	Year Ended December 31, 2022	Year Ended December 31, 2021
Current income tax provision:
Federal	$8,696	$4,828
State	1,647	711
International	17	9
Total current tax provision:	10,360	5,548
Deferred income tax benefit:
Federal	(9,791)	(4,436)
State	(1,428)	124
International	—	—
Total deferred tax benefit:	(11,219)	(4,312)
Total income tax (benefit) provision	$(859)	$1,236
Legacy Grindr restructured immediately prior to the Business Combination. The restructuring created two tax periods, one for Legacy Grindr through the restructuring, and one for Grindr through the remainder of the year. The decrease in income tax (benefit) provision is primary due to the tax effect on the increase in stock-based compensation and decrease in foreign derived intangible income deduction and research tax credit in Legacy Grindr’s short tax period, and the tax effect on the change in fair value of warrant liability in Grindr’s short tax period resulting in a taxable loss position.
Our effective tax rates in fiscal 2022 and future periods may fluctuate, as a result of changes in our forecasts where losses cannot be benefited due to the existence of valuation allowances on our deferred tax assets, changes in actual results versus our estimates, or changes in tax laws, regulations, accounting principles, or interpretations thereof.
Net income
Net income for the years ended December 31, 2022 and 2021 was $0.9 million and $5.1 million, respectively. Net income decreased by $4.2 million for the reasons explained above.
Non-GAAP Financial Measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use Adjusted Direct Revenue and Adjusted EBITDA, as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may differ from similarly titled measures used by other companies, is presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.
Adjusted Direct Revenue
We define Adjusted Direct Revenue as Direct Revenue adjusted for the release of the fair value adjustment of deferred revenue into revenue of the acquired deferred revenue due to the June 10, 2020 acquisition (See Note 3 to Grindr’s audited consolidated financial statements in this prospectus for additional information).

The following table presents the reconciliation of Direct Revenue to Adjusted Direct Revenue for the years ended December 31, 2022 and 2021.
($ in thousands)	Year Ended December 31, 2022	Year Ended December 31, 2021
Reconciliation of Direct Revenue to Adjusted Direct Revenue
Direct Revenue	$163,308	$116,031
Adjustments	—	900
Adjusted Direct Revenue	$163,308	$116,931
Adjusted EBITDA
The primary financial measure we use is Adjusted EBITDA. EBITDA is defined as earnings before interest, taxes, depreciation, and amortization. We define Adjusted EBITDA as net income excluding income tax provision, interest expense, depreciation and amortization, stock-based compensation expense, non-core expenses/losses (gains), including purchase accounting adjustments related to deferred revenue, transaction-related costs, litigation related costs, management fees, change in fair value of warrant liability and interest income from the related party loan to Catapult GP II. Our management uses this measure internally to evaluate the performance of our business and this measure is one of the primary metrics by which our internal budgets are based and by which management is compensated. We exclude the above items as some are non-cash in nature, and others are non-recurring that they may not be representative of normal operating results. This non-GAAP financial measure adjusts for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with GAAP.
Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA for a period by revenue for the same period.
The following table presents the reconciliation of net income to Adjusted EBITDA for, the years ended December 31, 2022 and 2021.
($ in thousands)	Year Ended December 31, 2022	Year Ended December 31, 2021
Reconciliation of net income to adjusted EBITDA
Net income	$852	$5,064
Interest expense, net(1)	31,538	18,698
Income tax (benefit) expense	(859)	1,236
Depreciation and amortization	37,505	43,234
Transaction-related costs(2)	6,499	3,854
Litigation related costs(3)	1,722	1,913
Stock-based compensation expense	28,586	2,485
Management fees(4)	644	728
Purchase accounting adjustment	—	900
Other income(5)	—	(1,058)
Change in fair value of warrant liability(6)	(21,295)	—
Adjusted EBITDA	$85,192	$77,054
Revenue	$195,015	$145,833
Adjusted EBITDA Margin	43.7%	52.8%
(1)	Interest expense, net for the year ended December 31, 2022 included the loss on extinguishment of Deferred Payment (defined below).
(2)
Transaction-related costs consist of legal, tax, accounting, consulting, and other professional fees related to the Business Combination and other potential acquisitions, that are non-recurring in nature.

(3)	For the years ended December 31, 2022 and December 31, 2021, litigation related costs primarily represent external legal fees associated with the outstanding litigation or regulatory matters such as the potential Datatilsynet fine or the CFIUS review of the Business Combination, which are unrelated to Grindr’s core ongoing business operations.
(4)
Management fees represent administrative costs associated with SVH's administrative role in managing financial relationships and providing directive on strategic and operational decisions, which ceased to continue after the Closing.

(5)
For the year ended December 31, 2021, other income primarily represents costs incurred from reorganization events that are unrelated to Grindr's core ongoing business operations, including severance and employment related costs of $0.5 million, offset by PPP Loan forgiveness income of $1.5 million.

(6)
Change in fair value of warrant liability relates to our warrants that were remeasured to fair value of $17.9 million as of December 31, 2022, resulting in a gain of $21.3 million for the year ended December 31, 2022.

Adjusted EBITDA increased by $8.1 million, or 10.6%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to an increase in revenue, which was partially offset by an increase in higher operating expenses (excluding one-time, non-recurring, and other expenses, as outlined in the Adjusted EBITDA definition).
Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund the cash requirement of our business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Our current working capital needs relate mainly to the monthly cash flow requirements of our operational and selling, general and administrative expenses. Our ability to expand and grow our business will depend on many factors, including our working capital needs and the evolution of our operating cash flows.
We had $10.1 million in cash and cash equivalents, including restricted cash, as of December 31, 2022.
Cash Flows for the Years Ended December 31, 2022 and 2021
The following table summarizes our total cash and cash equivalent:
($ in thousands)	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash and cash equivalents, including restricted cash (as of the end of period)	$10,117	$17,170
Net cash provided by (used in):
Operating activities	$50,644	$34,430
Investing activities	(5,585)	(3,797)
Financing activities	(52,112)	(56,249)
Net change in cash and cash equivalents	$(7,053)	$(25,616)
Cash flows provided by operating activities
Net cash provided by operating activities are primarily dependent on our revenues affected by timing of receipts from subscription and advertising sales. It is also dependent on managing our operating expenses, such as salaries and employee-related costs, selling and marketing expenses, transaction costs, and other general and administrative expenses. We expect to maintain strong operating cash flows given our historical performance. We will continue to invest in the right resources to support longer term profitable growth. Our operating cash flows should continue to cover our operating and financing costs.
During the year ended December 31, 2022, our operations provided $50.6 million of cash, which was primarily attributable to net income of $0.9 million, an increase of $37.5 million in depreciation and amortization, an increase of $11.9 million in loss in extinguishment of Deferred Payment (defined below), a decrease of $21.3 million in the fair value change in warrant liability and an increase of $19.3 million in other non-cash adjustments. Cash flows provided by operating activities were further attributable to a decrease of $2.5 million from changes in operating assets and liabilities.
During the year ended December 31, 2021, our operations provided $34.4 million of cash, which was primarily attributable to net income of $5.1 million, an increase of $43.2 million in depreciation and amortization and a decrease of $2.9 million in other non-cash adjustments. Cash flows provided by operating activities were further attributable to a decrease of $10.9 million from changes in operating assets and liabilities.

Cash flows used in investing activities
Net cash used in investing activities in the year ended December 31, 2022 consisted of additions to capitalized software of $5.2 million as well as purchases of property and equipment of $0.4 million.
Net cash used in investing activities in the year ended December 31, 2021 consisted of additions to capitalized software of $3.5 million as well as purchases of property and equipment of $0.3 million. We expect our capital investments to increase over time as we further enhance our platform and product. However, historically this has not been significant, as it has primarily comprised capitalized engineering labor costs and computer hardware costs for employees. Other increases could come from potential acquisitions or other platform extensions.
Cash flows used in by financing activities
Net cash used in financing activities in the year ended December 31, 2022 consisted of $5.2 million in proceeds from the issuance of Common Stock in the Business Combination, $100.0 million in exercise of the Forward Purchase Agreement to Tiga, $2.0 million in proceeds from exercise of employee stock options, $230.8 million in proceeds from issuance of debt, $1.8 million in payment of related party note payable, $155.0 million in payment of deferred purchase price to Kunlun, $196.3 million in distributions paid, $3.5 million related to principal paydown of our long-term debt as well as $5.1 million in debt issuance costs.
Net cash used in financing activities in the year ended December 31, 2021 consisted of $1.4 million in proceeds from exercise of employee stock options, $56.6 million related to principal paydown of our long-term debt as well as $1.0 million in debt issuance costs.
Sources of Liquidity
Since our inception, we have financed our operations and capital expenditures primarily through cash flows generated by operations, a senior secured credit facility, the private sales of equity securities, and recently, the public sales of equity securities as a result of the Business Combination.
To the extent existing cash and investments and cash from operations are not sufficient to fund future activities, we may need to raise additional funds. We may seek to raise additional funds through equity, equity-linked or debt financings. If we raise additional funds through the incurrence of indebtedness, such indebtedness may have rights that are senior to holders of our equity securities and could contain covenants that restrict operations. Any additional equity financing may be dilutive to existing stockholders. We may enter into investment or acquisition transactions in the future, which could require us to seek additional equity financing, incur indebtedness, or use cash resources.
Financing Arrangements
Through December 31, 2022, we completed the following transactions:
Deferred Payment
In June 2020, as part of SVH’s indirect acquisition of approximately 98.6% interest in Grindr (and its subsidiaries) from Kunlun, SV Acquisition agreed to pay what, after adjustments provided for in the acquisition agreement, amounted to a $230.0 million deferred consideration payment liability to Kunlun, payable on the second and third anniversary of the closing date (the “Deferred Payment”). In connection with the acquisition, SV Acquisition assigned the obligations for the Deferred Payment to Grindr, and subsequently, through a series of assumption agreements, SV Acquisition re-assumed the obligations for the Deferred Payment. In June 2022, Grindr declared and then paid a distribution of $83.3 million to its members, including an affiliate of SV Acquisition, on a pro rata basis. Grindr paid this distribution in June and July 2022. SV Acquisition’s affiliate, SV Group Holdings, received its ratable share of this distribution, being $75.0 million, and distributed that amount through intermediate holding companies to SV Acquisition, which then paid such amount to Kunlun in partial satisfaction of the Deferred Payment obligation, thereby reducing such obligation to $155.0 million. The cash transfer to Kunlun was effected by Grindr at the instruction of SV Group Holdings. Substantially simultaneously with Closing, the remaining Deferred Payment obligation was fully repaid. For further information on the Deferred Payment, refer to Note 3 of our audited consolidated financial statements for the year ended December 31, 2022 in this prospectus for additional information.
Fortress Credit Corp. Loan
On June 10, 2020, Grindr Gap LLC (f/k/a San Vicente Gap LLC), Grindr Capital LLC (f/k/a San Vicente Capital LLC) (the “Borrower”), Fortress Credit Corp. (“Fortress”) and the other credit parties and lenders party thereto entered into a credit agreement (the “Credit Agreement”), which permitted the Borrower to borrow up to

$192.0 million through a senior secured credit facility. The full amount of $192.0 million was drawn on June 10, 2020. If amounts are repaid, they may not be reborrowed. The Borrower used such proceeds to pay part of the total purchase consideration in connection with the SV Acquisition and related fees and other transaction costs. The Borrower, Fortress and the other credit parties and lenders entered into Amendment No. 2 to the Credit Agreement on June 13, 2022, which permitted the Borrower to borrow an additional $60.0 million through several supplemental term loans (the “Supplemental Term Loans”). The full amount of the Supplemental Term Loans was drawn on June 13, 2022. Amounts paid or repaid in respect of the Supplemental Term Loans may not be reborrowed. The proceeds of the Supplemental Term Loans were used by the Borrower to fund a restricted payment permitted under the Credit Agreement, the proceeds of which (after taking into account minority interests) were in turn paid to Kunlun in partial satisfaction of the Deferred Payment and to pay fees and other transaction costs incurred in connection with such payment (the “Supplemental Term Loan Payment”). The Borrower, Fortress and the other credit parties and lenders entered into Amendment No. 3 to the Credit Agreement on November 14, 2022, which permitted the Borrower to borrow an additional $170.8 million through several supplemental term loans (the “Supplemental Term Loans II”). The full amount of the Supplemental Term Loans II was drawn on November 14, 2022 (in the amount of $140.8 million) and November 17, 2022 (in the amount of $30.0 million).
The Borrower is a direct subsidiary of Grindr Gap, LLC, which is a direct subsidiary of Legacy Grindr. Legacy Grindr is a direct subsidiary of Grindr Inc. Borrowings under the Credit Agreement are guaranteed by all of the subsidiaries of Legacy Grindr (other than the Borrower and Grindr Canada Inc.) and are collateralized by the capital stock and/or certain assets of all of the subsidiaries of Legacy Grindr. Borrowings under the Credit Agreement are repayable in full on various dates ranging from May 17, 2024 to November 14, 2027 based on the drawdown dates of the loans with quarterly mandatory principal repayments equal to 0.5% of the original principal amount of the relevant loans. The Borrower is also required (among other things) to make mandatory prepayments of the Credit Agreement equal to a defined percentage rate (determined based on our leverage ratio) of excess cash flow. Borrowings under the Credit Agreement are index rate loans or Term SOFR loans, at the Borrower’s discretion. Index rate loans bear interest at the index rate plus applicable margin based on the consolidated total leverage ratio, currently 7.0%. Term SOFR loans bear interest at Term SOFR (as defined in the Credit Agreement) plus an applicable margin based on the consolidated total leverage ratio, currently 8.0%, in each case, except for $30.0 million of the Supplemental Term Loans II for which the applicable margin is currently 3.2% for index rate loans and 4.2% for Term SOFR loans.
The Credit Agreement also required the Borrower to make a lump-sum principal repayment in the amount of $48.0 million plus related accrued interest on or before February 28, 2021. This repayment date was amended to November 30, 2021 by an amendment to the Credit Agreement entered into on February 25, 2021. In addition to this mandatory repayment, the Borrower was required to pay a premium of 10.0% of the principal repayment, or $4.8 million together with the mandatory lump-sum principal repayment. The repayment was made in November 2021.
The obligations under the Credit Agreement are subject to acceleration at the election of the required lenders during the continuance of any event of default. A default interest rate of an additional 2.0% per annum will apply on all outstanding obligations after the occurrence of an event of default. The Credit Agreement includes restrictive non-financial and financial covenants, including the requirement to maintain a total leverage ratio no greater than a specified level, currently 4.50:1.00.
See Note 13 to our audited consolidated financial statements for the year ended December 31, 2022 in this prospectus for further information. A portion of the borrowings under the Credit Agreement were used to pay the Deferred Payment.
Contractual obligations and contingencies
Our principal commitments consist of obligations under the Credit Agreement and operating leases for office space. See Note 11 and Note 13 to our audited consolidated financial statements in this prospectus for additional information.
Off-balance sheet arrangements
We have no significant off-balance sheet arrangements.

Critical Accounting Policies and Estimates
We have based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Due to the inherent uncertainty involved in making these estimates, actual results reported in future periods could differ from our estimates.
We believe that the following critical accounting policy reflects the more significant estimates, assumptions, and judgments used in the preparation of our consolidated financial statements. These estimates, judgments, and assumptions impact the reported amount of assets, liabilities, revenues, and expenses and the related disclosure of contingent assets and liabilities as of the date of the consolidated financial statements. Because of the size of the financial statement elements to which they relate, some of our accounting policies and estimates have a more significant impact on our consolidated financial statements than others. What follows is a discussion of our more significant accounting policy and estimate. For additional information, see the disclosure included in Note 2 to our consolidated financial statements included elsewhere in this prospectus.
Stock-based Compensation
Prior to the Business Combination
We granted stock options and restricted stock awards to employees that vest based solely on continued service, or service conditions under the 2020 Equity Incentive Plan (“2020 Plan”). The fair value of each option award containing service conditions is estimated on the grant date using the Black-Scholes option-pricing model. We recognized stock-based compensation expense on a straight-line basis of the requisite service periods of the awards, which is generally four years. In addition, we also granted service-based and performance-based profit units. Refer to Note 17 of our audited consolidated financial statements in this prospectus for additional information on stock-based compensation awards.
Determining the fair value of service-based stock-based awards at the grant date requires judgment. We estimated the fair value of our stock options granted using the Black-Scholes option-pricing model. Our use of the Black-Scholes option-pricing model required the input of subjective assumptions, such as the fair value of the Common Stock, the expected term of the option, the expected volatility of the price of our Common Stock, risk-free interest rates, the expected dividend yield of our Common Stock, and the expected term option holders will retain their vested awards before exercising them. The assumptions used in our valuation models represent management’s best estimates. The assumptions and estimates are as follows:
•	Fair value of Common Stock. The fair value of our Common Stock was estimated because our Common Stock had not yet been publicly traded prior to the Business Combination.
•
Expected term. The expected option term represented the period that the options were expected to be outstanding and is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior.

•	Expected volatility. The expected volatility was based on the historical and implied volatility of comparable publicly traded companies’ Common Stock over a similar expected term.
•	Expected dividend yield. The expected dividend yield was zero as we had never declared or paid cash dividends.
In addition, given the absence of a public trading market, Legacy Grindr’s Board of Managers, along with management, exercised reasonable judgment and considered numerous objective and subjective factors to determine the fair value of our Common Stock including, but not limited to: (i) contemporaneous valuations performed by an independent valuation specialist (ii) our operating and financial performance (iii) issuances of preferred and ordinary units (iv) the valuation of comparable companies; (v) current condition of capital markets and the likelihood of achieving a liquidity event, such as an initial public offering and (vi) the lack of marketability of its Common Stock.

Subsequent to the Business Combination
Immediately prior to the completion of the Business Combination, Legacy Grindr's compensation plan was terminated and each option outstanding and unexercised at the effective time of the Closing was converted into the right to receive an option to purchase our Common Stock upon substantially the same terms and conditions as the unit options immediately prior to the Business Combination. In addition, all vested profit units were exchanged for our Common Stock.
In connection with our Business Combination, on November 18, 2022, the Board of Directors adopted the 2022 Equity Incentive Plan (the “2022 Plan”), which permits the grant of incentive awards, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards, and other awards.
We measure the fair value of restricted stock units containing service conditions based on the fair value on the grant date of our Common Stock as of the date of grant. Compensation expense for restricted stock units with time-based vesting conditions is recognized on a straight-line basis over the requisite service period.
We measure the fair value of restricted stock units that are subject to market conditions and are liability-classified using a Monte Carlo simulation model. Our use of the Monte Carlo simulation model requires estimates, including the expected term, the expected volatility, the risk-free interest rate, and the dividend yield. Prior to vesting, compensation expense is recognized over the derived service period. At the end of each financial reporting period prior to the vesting date, the fair value of these awards is remeasured using a Monte Carlo simulation model.
Recently Issued and Adopted Accounting Pronouncements
For a discussion of recent accounting pronouncements, see Note 2 to our audited consolidated financial statements in this prospectus for additional information.

BUSINESS
Our Mission
Connect LGBTQ people with one another and the world.
Our Company
We are the world’s largest social network focused on the LGBTQ community with approximately 12.2 million monthly active users (“MAUs”) and approximately 788 thousand Paying Users (as defined below) in 2022. Our Paying Users were over 788 and 601 thousand for the years ended December 31, 2022 and December 31, 2021, respectively. According to the Frost & Sullivan Study commissioned by Grindr, we are the largest and most popular gay mobile app in the world, with more MAUs than other LGBTQ social networking applications. We enable our users to find and engage with each other, share content and experiences, and generally express themselves. We are a pioneer and leading influence on the lifestyle trends and discourse among the global LGBTQ community. We are devoted to providing a platform for social interactions for this vibrant community and to cultivating a safe and accepting environment where all are welcome and feel a sense of belonging. As a result, our platform has become a meaningful part of our users’ social lives and has embedded us at the center of the community as the preferred channel for broadening their connections and engaging with like-minded individuals within the LGBTQ community.
We believe Grindr fulfills crucial needs for the LGBTQ community. While the broader global landscape of social networks is highly competitive with many different platforms, there are few global platforms that focus solely on the LGBTQ community and addressing their unique needs, including LGBTQ centric social activities or heightened privacy. For many years and still even today, people from the LGBTQ community are often discriminated against, marginalized, and targeted. Few global platforms exist where these individuals can truly be their authentic selves and feel safe to express themselves freely. As a result, the queer community often have a difficult time finding other members of the community with similar interests, beliefs, or values. This experience can be isolating and disheartening.
Our platform enables the LGBTQ community to connect with each other and the world. Our platform has many distinct user segments—a diverse set of queer genders and sexualities, varied ages and demographics, various sub-communities, private and discreet users, and urban and rural users. Our users also have a range of motivations and use cases. Our platform helps our users find what they are looking for: casual dating, relationships and love, community and friendships, travel information, local and discovery, and beyond. By facilitating the connection of our users around the world, we believe we have the potential to help our community find each other and interact, advance global LGBTQ rights, and make the world a safer place for all LGBTQ people.
Our core product, the Grindr App, has become an integral part of the daily lives of millions of members of the LGBTQ community around the world, enabling them to discover and connect with each other effortlessly and anytime. The Grindr App offers a variety of location-based social features and functions, including identity expression (profile, photos, presence), connection (search, filters, the Cascade, Viewed Me), interaction (chat, media sharing), trust and safety tools across the experience, and subscriptions for premium features offering more access and control. Since our inception in 2009, we have continued to innovate our technologies to improve the Grindr app, adding new features and safety elements, which has allowed us to increase our MAUs and other metrics over the years. The Grindr App has MAUs in over 190 countries and territories, including developed markets such as the United States, the U.K., France, Spain, and Canada, and emerging markets such as Brazil, Mexico, India, Chile, and the Philippines, creating a high barrier to entry for our competitors.
We have attracted a highly engaged, and rapidly growing user base, as evidenced by the following:
•	Approximately 12.2 million MAUs in 2022.
•	Approximately 788 thousand Paying Users in 2022. Our Paying Users increased by 31.0% in 2022, as compared to 2021.
•	MAUs in over 190 countries and territories in the world as of December 31, 2022.
•	21 supported languages on Android and 9 on iOS as of December 31, 2022.
•	On average, users on our platform sent over 308 million daily messages in 2022.

•
Our profiles spent an average of 58 minutes per day each on the Grindr App in December 2022, which ranks us number one among apps focused on the LGBTQ community, according to the Frost & Sullivan Study commissioned by Grindr.

Our largest markets are currently North America and Europe, from which we derived 86.9% of our total revenue for the year ended December 31, 2022. After North America and Europe, Asia-Pacific makes up an additional 6.1% of our total revenue, and the remaining 4.6% and 2.4% are from other regions, including Latin America (comprising Central America and South America) and Australia, respectively, for the year ended December 31, 2022.
Our target market is the worldwide LGBTQ community, which comprises more than 538.4 million people globally that self-identify as LGBTQ and represented approximately 6.9% of the total global population as of December 31, 2021, according to the Frost & Sullivan Study commissioned by Grindr. With the progression of LGBTQ culture and increase in LGBTQ rights around the world, this growing and highly engaged community has had an increasingly stronger voice and has been enabled to pursue more diverse lifestyles, express its opinions, and advocate for equal rights. We are dedicated to creating value and a safe and accepting environment for the LGBTQ community.
We believe we have significant opportunities to leverage our unique brand to both broaden and deepen our market penetration and offer products and services that address the growing and changing needs of the global LGBTQ community. With this broader opportunity in mind, we have continued to expand our platform, which offers a unique combination of social networking functions, digital content, and other initiatives aimed at enriching and empowering the lives of the LGBTQ community, in the following ways:
•	We help people find meaningful connections, whether it's casual dating, relationships and love, community and friendships, travel information, local and discovery, and beyond.
•
Our platform builds community and friendships. Our user experience is essentially a world without walls, connecting one user to the next, allowing the community to see each other, many of whom sometimes feel unseen.

•
We are advancing LGBTQ equality and safety. Our Grindr for Equality initiative, or G4E, has worked around the world for the safety and justice for the LGBTQ community. Coordinating with NGOs, governments, and nonprofits, G4E has worked to change and inform policy, increase access to vital healthcare services such as HIV testing, and bring valuable information to millions of people in over 50 languages.

•	We bring empowerment through partnerships with organizations such as Aids/Lifecycle, National/Local Pride Organizations, and Voting Campaigns.
•	We drive social influence with fun and engaging ways on social media channels to help the general population better understand our community, plight, and interconnectedness.
We believe our brand and logo have become mainstays of the global LGBTQ experience. According to the Morning Consult Survey, we are the best-known gay dating app among Gay, Bisexual, Transgender, and Queer people, with 85.0% brand awareness, as well as the best-known gay dating app among the general population. The strength of our brand has allowed us to grow our users virally and organically, as evidenced by the fact that our customer acquisition spend only comprised 0.3% of total revenue in 2022. This is a core feature of our business model. As our user base continues to grow worldwide, more connections are made, and our user engagement and revenue increase. These increases enable us to reinvest in our platform, building more product and safety features and, as a result, attract more users. This results in powerful network effects, driving user and revenue growth and reinforcing our brand awareness.

We currently generate revenue from two revenue streams—Direct Revenue and Indirect Revenue, both of which are driven by the Grindr app. Direct Revenue is revenue generated by our Paying Users who pay for subscriptions or add-ons to access premium features. While our app is free to use, our premium features enable our users to customize their ability to experience and use our platform. Indirect Revenue is generated by third parties who pay us for access to our users, such as advertising or partnerships. Our financial model has significant benefits and has experienced rapid revenue growth and profitability driven predominantly by organic user acquisition and the viral network effects enabled by our brand and market position.
•	For the years ended December 31, 2022 and 2021, we generated:
○	Total revenue of $195.0 million and $145.8 million, respectively, representing year-over-year growth of 33.7%;
○	Net Income of $0.9 million and $5.1 million, respectively. The decrease for the year ended December 31, 2022 compared to the year ended December 31, 2021 was $(4.2) million, or (82.4)%; and
○	Adjusted EBITDA of $85.2 million and $77.1 million, respectively. The increase for the year ended December 31, 2022 compared to the year ended December 31, 2021 was $8.1 million, or 10.6%.
For a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable GAAP financial measures, information about why we consider Adjusted EBITDA and Adjusted EBITDA Margin useful and a discussion of the material risks and limitations of these measures, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
The Business Combination
Grindr's predecessor public company was originally incorporated in the Cayman Islands on September 18, 2017 under the name Tiga Acquisition Corp., a special-purpose acquisition company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or engaging in any other similar business combination with one or more businesses or entities. Grindr was originally incorporated in February 2009 as a California limited liability company, and was subsequently held by Legacy Grindr, which was incorporated in April 2020.
Between November 17, 2022 and November 18, 2022, Legacy Grindr, Tiga, Tiga Merger Sub and Tiga Merger Sub II consummated the transactions contemplated by the Merger Agreement following its approval at an extraordinary general meeting of the shareholders of Tiga held on November 15, 2022. Pursuant to the terms of the Merger Agreement, a business combination of Legacy Grindr and Tiga was effected through, among other transactions, (i)  the First Merger, with Legacy Grindr surviving the First Merger, and promptly thereafter and as part of the same overall transaction as the First Merger, (ii)  the Second Merger, with Tiga Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Tiga. Prior to Closing, Tiga (i) changed its jurisdiction of incorporation from Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and domesticating and continuing as a corporation incorporated under the laws of the State of Delaware and (ii) changed its name from Tiga Acquisition Corp. to Grindr Inc.
Market Overview
The global LGBTQ population has undergone steady growth in recent years, growing at a compound annual growth rate (“CAGR”) of 6.7% from 390.0 million in 2016 to 538.4 million in 2021, according to the Frost & Sullivan Study, which was commissioned by Grindr, of the global LGBTQ population. The Frost & Sullivan Study commissioned by Grindr estimated this growth trend will continue over the next five years, growing at a CAGR of 4.2% and reaching 659.9 million in 2026.
The global growth of the LGBTQ population is not just driven by overall population growth, but by the growing social acceptance level towards the LGBTQ community and the LGBTQ population’s willingness to express sexual orientation and gender identity. We believe increasing social acceptance of the LGBTQ community and more LGBTQ friendly political environments globally will continue to contribute to the increase in the number of people that self-identify as LGBTQ. This is evidenced by Frost & Sullivan’s estimate of the LGBTQ population’s percentage of the total population, growing from 5.3% in 2016 to 6.9% in 2021 to an estimated 8.2% by 2026. Additionally, the study also notes the LGBTQ population estimate may vary from country to country and in total, based on different cultural backgrounds, the political system of the country, economic development, and other factors.

We believe our global addressable market encompasses the entire LGBTQ population and not just LGBTQ singles, as we are a social network and our users frequently use our platform and services for more than just dating. For example, many of our users are in relationships but continue to use our app for travel or to stay connected with their friends or the broader LGBTQ community.
Estimated Self-identified LGBTQ Population and Proportion of Total Population

According to the Frost & Sullivan Study commissioned by Grindr, the GBTQ population make up the largest proportion of the overall LGBTQ population, comprising almost 81% of the total with 434.9 million people in 2021. The Frost & Sullivan Study commissioned by Grindr estimates the GBTQ population will continue to grow as a percentage of the overall LGBTQ population, with the percentage increasing to over 81% by 2026.
Estimated Self-Identified LGBTQ Population, Breakdown by Gender Identity

The self-identified LGBTQ population skews towards younger generations. According to the Frost & Sullivan Study commissioned by Grindr, self-identified LGBTQ 18-24 year olds are estimated at 10.3% of the total 18-24 year old global population in 2021, 25-34 year olds are estimated at 8.9%, and 35-49 year olds are estimated at 6.3%, respectively. These population percentages are expected to grow to 13.4% of the total 18-24 year old global population by 2026, 10.9% for 25-34 year olds, and 7.3% for 35-49 year olds, respectively.
Social development and rapidly changing points of view brought on by the growth of the Internet has objectively caused Gen Z, (18-24 year olds), to be exposed to more ideas, such as gender awareness and sexual orientation, earlier than previous generations in the same period. Younger generations are more gender fluid, with the definition of gender identity becoming more indistinct, blurring the boundary between the LGBTQ community and the heterosexual population. These younger generations are more likely to explore their sexuality, given more social acceptability of alternative sexual identities today and the ability to express different sexual identities.

Estimated Self-Identified LGBTQ Population Penetration Rate, Breakdown by Age Group (Medium Estimate)

According to the Frost & Sullivan Study commissioned by Grindr, the total self-identified LGBTQ population and self-identified LGBTQ population penetration rate in most regions is expected to continue to increase over time. The self-identified LGBTQ population and penetration rate in North America will grow from 36.9 million and 9.9% in 2021 to 40.7 million and 10.7% in 2026, respectively. Europe will grow from 61.6 million and 8.2% in 2021 to 74.8 million and 10.0% in 2026, respectively. Asia will grow from 372.8 million and 8.0% in 2021 to 468.7 million and 9.6% in 2026, respectively. Latin America will grow from 56.8 million and 8.6% in 2021 to 62.1 million and 9.0% in 2026, respectively.
Estimated Self-identified LGBTQ Population, Breakdown by Region

Global LGBTQ Social Context
In recent decades, societies around the world have generally become more socially accepting of, and open to, LGBTQ culture and people, which has led to greater rights for members of the LGBTQ community. For example, the Netherlands was the first country to legalize same-sex marriage in 2000. According to various sources, as of April 2022, over 75 countries and territories have legalized same-sex marriage, including jurisdictions in every inhabited continent across the globe. Additionally, according to the ILGA World Report, same-sex sexual activities were legal in over 120 countries and territories worldwide, including all of the countries in North America and Europe and the majority of the countries in Asia and Latin America.
LGBTQ Population’s Consumption
We believe our user base represents a highly coveted demographic. According to the Frost & Sullivan Study commissioned by Grindr, data from the American Community Survey showed that same-sex couples have a higher median household income than opposite-sex couples, with male same-sex couples having the highest income. Educational attainment is an important social phenomenon, which is strongly linked to later success in terms of income, occupation, wealth, health, and life satisfaction. In the United States, male same-sex households are more likely to have at least a bachelor’s degree than opposite-sex households. In 2020, 57.5% of male same-sex households had at least a bachelor’s degree compared to 42.4% of opposite-sex households. As individuals, 55.1% of the gay and bisexual men population have at least a bachelor’s degree compared to 30.3% of the straight male population.

From a macro-level perspective, the more LGBTQ inclusion a country has, the more likely it is to be economically developed. LGBTQ inclusion and economic development are mutually reinforcing, and LGBTQ legal rights have a continued positive and statistically significant association with real GDP per capita after controlling for gender equality. Also, from the perspective of society, employers who treat LGBTQ people equally in the workplace will generally see positive business outcomes such as higher productivity of LGBTQ workers, notable improvements in health, lower costs, and a lower likelihood of employee turnover.
Estimated LGBTQ Population GDP at Purchasing Power Parity (“PPP”)

As the global pandemic caused by COVID-19 gradually improves, global GDP at purchasing power parity growth resumed upward trends in 2021 and experienced an estimated increase of 6.5%, according to the Frost & Sullivan Study commissioned by Grindr. Correspondingly, the estimated LGBTQ population GDP at PPP has also seen an increase, reaching $10.9 billion by the end of 2021. GDP at PPP is the calculation of GDP taking relative costs and inflation into account.
Given this high purchasing power and economic potential, the LGBTQ community is an increasingly attractive demographic for marketers and advertisers. The scale of purchasing power associated with the LGBTQ demographic, coupled with a general interest to appeal to a younger demographic, have caused marketers to increase their focus on reaching this community. Some of the world’s largest corporations and brands have launched LGBTQ-themed or focused advertising campaigns, including Apple, Johnson & Johnson, GM, Coca-Cola, Campbell’s, American Express, Unilever, Marriott, Anheuser-Busch, and Hilton, just to name a few.
Our Products and Services
Our flagship product “Grindr,” or the Grindr App, is a mobile application with location-based connectivity features designed to help our users find one another and have meaningful interactions right here and now, or anywhere globally. The app is free to use, with premium subscription offerings for greater access to other users and control over the experience.

Key features of our Grindr App include:
Identity expression: users can create, manage, and control their identity, profile, and presence on the app.

Connection: users can find and be found by those they are interested in; those nearby right now, or anywhere globally.

Interaction: users can chat and interact with any profile instantly, in an open, fun, and engaging way.

Trust and Safety: users receive guidance and tools to be safe across their experience.

Premium: users can pay for greater access to more users and for more control over how they find one another and interact.
We launched the Grindr App in 2009 to create a new way for gay men to find each other and form connections. Our initial differentiator was a cascade engine to help find other users nearby in an exciting and highly responsive app experience leading to high engagement and rapid organic growth. Our initial active user segment of gay men, our real-time and hyper-local use case of casual dating, and our industry-defining cascade user interface and open messaging connection model, combine to create a fun and highly engaging experience on the app. This engagement engine has fueled our rapid organic growth over time leading to more users, segments, geographies, and use cases.
Over time, we evolved into the world’s largest LGBTQ social network and we enable our users to engage on our platform in a variety of ways. We believe we have played an integral role in both establishing, defining, and developing the location-based dating industry and developing wider mainstream acceptance of LGBTQ individuals on a global basis.

User and Product Journey
Identity expression: Getting started on Grindr is easy. Users create an account and profile that represents themselves and their identity on the platform. They create an account and verify important information to help maintain a trustworthy and safe environment on the app. Then they are able to create a rich, visual, personalized profile with a wide range of data and information about themselves, their interests, and motivations. This helps them express who they are, what they seek, and makes it easy for all to meet one another and form meaningful connections.
1. Sign up: New users create an account with their email, or through social media account authentication (e.g., Facebook, Google, Apple).	2. Age verification: Users verify their age to confirm they are not a minor, and that they are eligible to use the Grindr service.

3. Human Verification: Users complete a human verification step to reduce the spam and bot activity on the app, and sign our Terms and Conditions of Service, as well as our Privacy and Cookie Policy.	4. Profile Photos: Users create a rich profile expressing their identity, by first adding a visual representation of themselves through photos and media.

5. About Me: Users personalize their profile by adding a display name and custom “about me” narrative, enlivening their profile and helping them form more meaningful connections with others.
6. Stats: Users can optionally share key data such as age, height, tribe, body type, gender identity, ethnicity, relationship status, and self-reported sexual health information, to help them connect with others in the queer community.

7. Tags: Users express their interests, identity, and community affiliation by adding tags to their profile.	8. Complete Profile: Users’ completed profile is their chosen representation of themselves and their identity on the platform, and enables them to find and be found by those they are interested in.

Connecting: Grindr helps users find meaningful connections easily and enjoyably. Grindr is unique in its “many-to-many” connection model: on “the cascade” (a grid of profiles nearby) users can actively browse many profiles at once, and be found by multiple others searching for them. They can browse, search, and filter profiles nearby or anywhere across the globe, based on identity, key characteristics, and interests. They are notified when others have viewed or expressed an interest in them (“taps”). These connectivity features create multiple avenues to meaningful interactions quickly, easily, and in a fun and engaging way.
1. The Cascade: Users are instantly immersed in the community when they arrive on The Cascade: Grindr’s industry-defining user interface – a grid of profiles with location information, creating many connections quickly and easily.
2. Filters: Users can personalize their cascade by filtering for key characteristics they are interested in.

3. Search: Users can find others with specific interests and community affiliations by searching for others with specific tags on their profile.	4. Tags: Users can find community by browsing custom cascades composed of profiles sharing the same tags.

5. Explore: Users can also explore cascades of other users in locations across the globe, forming meaningful connections anywhere.	6. Viewed Me: Users can see those who may be interested in them, having recently viewed their profile.

7. Taps: Users can express their interest in others by “tapping” the profile of someone they have viewed.	8. Favorites: Users can maintain meaningful connections by favoriting profiles, and seeing a custom cascade of all their favorites anytime.

Interacting: Once users find one another, Grindr helps them form meaningful connections with a fun and engaging messaging experience. Grindr is unique in its open messaging model: users can initiate a message with any profile, regardless of whether interest has been expressed beforehand, a key aspect of our engagement engine. Within the messaging feature, users can form meaningful connections and deepen them over time by sharing rich media and with a variety of messaging formats.
1. Open Messaging: users can interact with anyone of interest through our unique open messaging platform. They can initiate one or multiple messages from profiles on their cascades, or respond to messages sent to them.
2. Inbox: Users manage the many messages they can send and receive through the inbox, with a special “taps” section for those who’ve expressed an interest in them.

3. Share Photos: Users can have rich and meaningful interactions by sharing additional photos with one another through the messaging feature.	4. Albums: Users can further meaningful interactions by creating private albums, which they can share with select individuals with whom they have a special connection.

5. Share video and audio: Users can also deepen connections by sharing video or audio with one another through the messaging feature.	6. Live Video Calls: Users can also interact with live video calls to further get to know one another, or confirm their mutual interests.

7. Group messaging: Multiple users can interact and meet one another through the group messaging feature.	8. Location sharing: When users have built up a trusting connection, they can choose to share their location and make plans to meet in real life.

Safety and support: Creating a trustworthy and safe environment is central to the health of our platform and for our community. Grindr provides users with a variety of tools, features, proactive assistance, help and guidance across their experience to maintain the highest standards of trust and safety.
1. Sexual health + testing information: Users can express their sexual health and testing information on their profile, and view the same information from users who have chosen to share it. They can also choose to receive testing reminders to help maintain their health.
2. Blocking: Users may block other profiles if they are not having a positive or meaningful interaction.

3. Reporting and proactive monitoring: Users may report behavior that may violate the terms of the platform. Grindr provides reactive and proactive moderation services to support the user and platform safety.
4. Help Center: Users are provided with easy access to helpful safety information at any time in the app and at various points throughout the service.
Premium Services: The free version of our service provides many of the features above on a limited basis for a valuable initial experience. Users can pay a subscription for premium features and services, giving them greater access to more profiles, and additional control over the experience of finding others and forming meaningful connections.
The Grindr free ad-supported service provides:
•	Access to view 100 profiles on the Nearby Cascade
•	Use of some basic filters to find others
•	Use of all tags to search for users with similar interest
•	Tapping others to express interest
•	Viewing user profiles in the explore tab
•	Messaging openly with anyone from the Nearby Cascade
•	Sharing photos and location information through messages to facilitate meaningful connections

Grindr XTRA provides an initial set of premium features for a subscription fee:
•	600 profiles: access to 5x more (up to 600) profiles on our Nearby Cascade than our free version of the app
•	No ads: removal of banner and interstitial ads, providing XTRA users with an ad-free experience
•	Advanced filters: e.g. height, weight, body type, relationship status, online status, photos, and prior chat history
•	XTRA Explore: increased utility of Explore mode, including the ability to chat with, tap, and favorite users
•	Premium messaging features: e.g. frequently used phrases and message read receipts
Grindr Unlimited provides unlimited access, control and customization for a premium price. Grindr Unlimited includes all of the features of XTRA plus:
•	Unlimited profiles: allowing users to view unlimited profiles on the Nearby, Explore, and Tag cascades
•	Viewed Me: allowing users to see who is looking at their profile
•	Incognito: allowing users to browse without being seen
•	Unsend: allows users to undo sent messages and photos
•	Typing status: allowing users to know when someone is in the process of messaging them
•	Translate: allowing users to translate messages in different languages
XTRA
1. 600 Profiles	2. No Ads

3. Advanced Filters	4. Saved phrases and read receipts
Unlimited (all XTRA features plus):
1. Unlimited profiles	2. Viewed Me

3. Incognito	4.Typing status + unsend

Grindr is a **Lifestyle**

Users derive significant value from Grindr today across many areas of their life, providing many avenues for future growth and expansion

CASUAL DATING: HERE AND NOW

"I met up with someone last night and it was so easy and efficient. The attraction was there and he was clear about what he was looking for."

9:41
Browse
10
Nearby
Fresh
Explore
James
It me
Chill
Henry
et's Do It
Monty

ROMANCE AND LOVE

"5 years ago I sent him 'hey' on Grindr. It was almost midnight and I wasn't looking for anything serious. We talked all night, the next day we met, and we've been together ever since."

FRIENDS

> I've actually met some of my best friends on Grindr. We even have a Dungeons and Dragons group chat thread on Grindr that we use to arrange meetups.

COMMUNITY

> Grindr doesn't just help you find people. The grid shows you the community of the place you are in. You're never alone when you have Grindr.

Hey there 26
Online now
786 feet away
cuddling
dates
anime
Wanna go to an amusement park? Looking for friends and dates.
Height
6'0"

COMING OUT

> When I started using Grindr, I was at the point where I was not out and I was using it to meet other people. Grindr was a place to explore my interests and my identity.

9:41
Search a city or zip code
Find people to chat with...
along your commute
one neighborhood, town, or city over
at your next travel destination
SIXTH AVE
FIFTH AVE
E FOURTH AVE
E 205 N
E SECOND AVE
Drag The Map
Salt Lake Regional Medical Center
E 100 S
E 200 S
E 300 S
E 400 S
S 700 E
S 900 E
S 1300 E
S DOUGLAS ST
Walgreens
Trader Joe's
Maps
Trolley Square

TRAVEL, NIGHTLIFE AND EVENTS

> I used Grindr when visiting Paris recently and I met someone who told me where all the fun gay parties and clubs were. If you don't use Grindr while traveling, it's like having a TV without cable.

COUPLES

> Just because we're married doesn't mean that we don't want to meet new people. Grindr connects us to the queer world around us.

GRINDR 4 EQUALITY

"I appreciate when I see Grindr for Equality safety warnings for my area. It's important information that I wouldn't have gotten elsewhere."

LOCAL BUSINESSES

"Grindr drove incredible turnout and gave us our biggest night of business in years—definitely want to partner with them again."

NETWORKING

"I have that I'm a barber on my Grindr profile. It's helped me find new clients."

Social Responsibility—Grindr for Equality
We launched G4E in 2012, with a mission to promote safety, health, and human rights for LGBTQ people around the world through collaborations with advocacy groups in various countries. G4E leverages the Grindr App’s global reach and leadership to conduct research, spread information, and empower our users in the fight for LGBTQ rights. We also fund innovative projects through G4E aimed at improving the welfare of the LGBTQ community, particularly in regions where protections are either lacking or nonexistent, such as Russia, Egypt, and India. For example, in India, we worked with the Indian gender and sexuality organization, Varta Trust, and Chennai-based not-for-profit Solidarity and Action Against the HIV Infection in India (SAATHII), to develop an innovative and one-of-a-kind LGBTQ resource database and online HIV test center location guide for the country. Through G4E, we work with various groups worldwide to make HIV testing more accessible, encourage voting, and fight homophobia, biphobia, and transphobia.
G4E is a key way for us to connect with and serve the LGBTQ community and to strengthen our brand affinity within this community, especially in parts of the world where LGBTQ people are still highly marginalized. For advocacy groups with limited budgets, our platform is a helpful tool for them to reach a wider audience and promote their services and resources. We hope to continue to increase our financial commitment to G4E, thereby furthering our continued and active advocacy for, and defense and support of, the LGBTQ community worldwide.
We encourage members of the LGBTQ community to have a voice, express their opinions and help fight against oppression. Our geolocation technology enables us to send messages targeted towards specific areas and groups of users to keep them updated on the issues most relevant to them.
Our Competitive Advantages
While the broader global landscape of mobile-based social platforms is highly competitive with many different players, the number of players that are specifically addressing the unique needs of the global LGBTQ community is limited. There are a number of key factors that drive demand for certain platforms specifically dedicated to the LGBTQ community versus those that target the general population. For instance, LGBTQ users have heightened and special concerns relating to privacy, particularly with respect to identity protection, making it important that independent online platforms dedicated to serving LGBTQ users provide a safe and secure place for users to express themselves. Additionally, general social platforms are less likely to offer LGBTQ-specific community opportunities to meet other LGBTQ users, whereas LGBTQ dedicated social networking platforms substantially improve the ability of LGBTQ users to find and join LGBTQ centric social activities. As a result, LGBTQ social networking users tend to show higher engagement and retention on LGBTQ dedicated platforms.
We believe certain advantages will continue to provide us with sustainable differentiation and success relative to our competitors:
•
The Largest Global LGBTQ Focused Mobile Social Platform. We were established in 2009 as one of the first global social platforms exclusively addressing the needs of the LGBTQ community. We built our mobile social platform to address the broadly underserved LGBTQ community’s need for a comprehensive digital platform to connect, share, and consume content. Driven by our first-mover advantage, we have rapidly built the world’s largest LGBTQ social platform in terms of users in 2021, according to the Frost & Sullivan Study commissioned by Grindr. In 2022, we had approximately 12.2 million MAUs and users in over 190 countries and territories, with our Grindr App available in over 21 language versions. We have users in several markets as of December 31, 2022, including developed markets such as the United States, the U.K., France, Spain, and Canada, and emerging markets such as Brazil, Mexico, India, Chile, and the Philippines.

•
Large, Highly Engaged, and Growing User Base. Our large and highly engaged global user base drives the continuous growth of our daily operations. The Grindr App had approximately 12.2 million MAUs in 2022. During the same period, our users on average sent over 260 million chats and each individual user spent an average of 58 minutes per day on our Grindr app.

•
Preeminent Brand within the LGBTQ Community. Our brand is one of the most well-known in the LGBTQ community and has become broadly associated with LGBTQ culture. According to the Morning Consult Survey, Grindr is the best-known gay dating app among Gay, Bisexual, Transgender and Queer people, with 85% brand awareness, and is also the best-known gay dating app among the general population. We are frequently mentioned by world-class media, including the BBC, CNN, and other influential media platforms, and we have more social media followers than most of our competitors on nearly every platform, which helps to constantly reinforce the social exposure of our brand. Additionally, our G4E campaigns have further strengthened our brand awareness and our position as a leader within the

LGBTQ community. Our G4E campaigns proactively promote justice, health, safety, and other LGBTQ rights. The various elements of our growing platform combine online and offline aspects of our users’ social presence to engage our users in novel and meaningful ways, helping to embed us as a core part of the LGBTQ culture.
•
Organic and Viral Growth Driven by Network Effects. As a pioneer in the LGBTQ social networking space, we have benefited from a substantial first mover advantage and reached a scale that continues to propel the viral growth of our business, brand awareness, and user acquisition. Leveraging this strong brand awareness and significant user network, our historical growth has been driven primarily by network effects, including strong word of mouth referrals and other organic means. The large scale of our user base offers ample opportunities for potential connections and leads to a better experience for our users. The superior user experience of our products and services attracts more users to our platform and increases our rankings in search engines and app stores. As a result, we believe we achieve a higher frequency of word-of-mouth referrals from satisfied users, which further drives our scale while maintaining low user acquisition costs. In the years ended December 31, 2022 and 2021, sales and marketing, excluding personnel-related expenses, comprised 1.5% and 0.9%, respectively, of our revenue over the same time period.

•
Superior User Experience. We believe the superior user experience we offer distinguishes us from our competitors. We have devoted substantial resources to continuously improving our products and services and enhancing the user experience. We emphasize technology and product innovations based on robust data compiled from product usage, competitive studies, customer feedback, and our industry experience. Our geolocation technology, grid display interface, complex filter functions, and other innovative features and functionalities enable users to discover and connect to each other effortlessly and seamlessly. Our profiles spent an average of 58 minutes per day each on the Grindr App in December 2022, which ranks us number one among apps targeting the LGBTQ community, according to the Frost & Sullivan Study commissioned by Grindr.

•
Strong Margins and Profitable Business Model. Our business model generates strong margins and high cash flow given our revenue model and low paid user acquisition spend. Our margins have increased over time as a result of scaling revenue and achievement of cost efficiencies, despite continual investment in our brand, product, technology, and anti-abuse platform. In the years ended December 31, 2022 and 2021, our net margin was 0.4% and 3.5% respectively, and our Adjusted EBITDA Margin was 43.5% and 52.8%, respectively.

Our Growth Strategies
We believe there is significant opportunity in our core product driven by the rising growth of the global LGBTQ population, especially younger users that are more technology savvy. We believe we are still in the early stages of our user growth and user monetization journeys and believe that our brand and global reach uniquely position us to take advantage of the broader market growth trends.
Key elements of our growth strategy include:
•
Expand Monetization Capabilities. We believe we can improve our monetization capabilities by continuing to optimize and develop our subscription offerings, introducing more stand-alone premium functions, and further optimizing our indirect revenue offerings, as described in more detail below:

•
Continue to optimize and develop our subscription offerings. We plan to continue to optimize our subscription conversion through features like introductory offers, discounted trials, and win-back offers. We plan to continue to develop our subscription offerings by adding more premium features to our XTRA and Unlimited products and services, such as more advanced filters and Cascade navigation, improvements to Viewed Me, and more premium messaging features. We also expect to continue to optimize subscription pricing globally.

•
Introduce more stand-alone paid features. We intend to introduce more stand-alone paid features in addition to existing subscription services. For example, we plan to allow some premium features to be purchased on a stand-alone basis, including better profile positions, appearance management, and other functions.

•
Further optimize our indirect business. We intend to further optimize our indirect business by leveraging our advertising partnerships, brand sales team, and self-serve advertising system. We will continue to experiment and evaluate opportunities to increase indirect revenue through brand partnerships, unique advertising units, and merchandise.

•
Grow Our User Base. We plan to deepen our penetration in our current markets, including in our key established markets such as the United States and Europe. We will continue to introduce additional features that boost user engagement, increase retention, and stimulate existing users to make word-of-mouth referrals. We also plan to enhance our marketing initiatives in these core regions. We also plan to grow our user base by targeting geographic regions outside of our current core markets that have a large number of untapped potential users and fast-growing economies. In order to attract users in these new markets, we may offer innovative and customized products and services and features adapted to specific market conditions and demands. To supplement our organic user growth, we plan to selectively invest in paid online channels, digital video channels and, where appropriate, offline channels, to further improve our penetration and market share in certain markets.

•
Continue to Innovate and Develop New Features. We plan to continue to improve our products and services and introduce new features and functions for better user experiences and higher user engagement. These features and functions may be broadly implemented or strategically targeted at select regions. For example, we released tags globally in the first quarter of 2022, a feature designed to allow our users to filter and find people with specific interests highlighted on user profiles. We evaluate new functions and features in small target audiences and then roll out features with high test ratings to the larger global user base. For example, we recently released private albums first in Australia and New Zealand. After collecting initial feedback and improving the product, we released it globally in 2022. We will also continue to enhance user experiences and engagement by continuously improving our existing features and functions, including through optimization of stability, loading speed, and user interface design.

•
Diversify Our Products and Services and Platform. We will continue to diversify our offerings both vertically and horizontally. Our global reach and scale have given us insights into the unique challenges our user base experiences. We believe these insights will enable us to diversify our product into other areas that touch or concern our users. We are in the early stages of building a web-based product that will allow our privacy-focused users a way to use our product without downloading an app through an app ecosystem. Additionally, we are collaborating with several partners in related industries to explore complementary functions and products and services to serve the core social interaction needs of our users.

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Invest in Machine Learning and Data Science. We will continue to invest in data to improve our product, protect our users, fight abuse and spam on our platform, and attract new users. We believe our efforts in machine learning and data science will help our users have more successful connections and improve the overall experience on our platform.

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Pursue Strategic Investments and Acquisitions. In addition to organic growth, we also plan to make strategic investments and acquisitions in targeted markets. We are continually seeking opportunities for potential strategic investments in, or acquisitions of, related or complementary businesses to help build a stronger social ecosystem for the LGBTQ community.

Technology
Our technology and product development process, designed for the unique needs of our user base, is what differentiates our platform from other social networks. Our platform development principle is “user privacy and protection first” and all technology and product decisions stem from this key tenet. We have a global team of engineers, data scientists, and product managers who work closely with our data privacy team to drive the development of our product and platform. We aim to build technology that protects our users and enables them to make connections safely.
Key components of our technology platform include:
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Location-based Technologies. We have built a large-scale location search system to connect our online users’ locations in real-time so they can seamlessly engage with their hyper-local community. This scale and accuracy of our system differentiates us from competitors. Our technology manages millions of users’ real-time locations every second of every day. We have developed a carefully optimized system capable of handling thousands of location update requests as well as thousands of location search requests per second at the same time. The system powers the main cascade user interface in our Grindr App where a user sees others who are also using the Grindr App at that moment based on distance and filter criteria.
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Data Management, Protection, and Privacy. We process over ten terabytes of user data generated on our platform on a daily basis; from that we persist over seven terabytes of data per day. In order to do this, we have built our own data warehouse infrastructure on top of world class third-party platforms. We have also built and deployed tools that allow for easy data summarization, ad hoc querying, and analysis of large datasets. These technologies help us provide each user with a personalized experience.

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Our Information Security and Data Protection Program closely aligns with the National Institute of Standards and Technologies’ (“NIST”) Cybersecurity Framework. In order to protect our data estate we have devised many procedures and controls to ensure our data is confidential, available, and maintains integrity. The level of controls utilized to maintain confidentiality, availability, and integrity of our data is based upon a data matrix that takes into account the sensitivity and criticality of the data. Our controls implore the usage of industry standard one-way hashing, and both symmetric and asymmetric encryption for data at rest and in transit.

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Access to data stores is made available by the usage of a virtual private network (“VPN”) device and is further gated by role-based access controls of privileged accounts. If data access is required for business reasons, it is granted to a specific individual for a specific data asset. All permission requests are approved by a data custodian and all access is monitored and reviewed on a regular basis.

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Large-scale Infrastructure. We have invested considerable resources and investments on our underlying architecture to serve more than a billion daily application programmable interface (“API”) requests. We have also invested resources in adopting container technologies, which allow us to scale our backend systems more easily. We run services in multiple availability zones (data centers) for redundancy. As a cloud-first company, everything we build is designed to scale and run in a stateless environment. Externally, we process over four billion API requests per day. During January 2023, we processed over 10.3 billion messages. We believe these systems will easily continue to scale as we grow.

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Client first technologies. Our APIs are designed to support real-time product features agnostic of the clients (mobile or web). We believe in the approach of build once and leverage across several clients to deliver superior uniform user experience. It’s common for users to switch between devices and other mediums and this system ensures our users can pick up where they left off.

Commitment to our Community
Our diverse, global community is at the heart of everything we do at Grindr. While we support free speech and expression, it cannot be at the expense of our community’s health or well-being. We balance the right to self-expression with promoting a safe and inclusive environment. We take proactive measures to help protect our community and promote safety throughout our users’ journey with us.
Our app has a suite of safety features, including safety notifications and messages (translated and customized to the user’s region), a PIN to help keep our users’ accounts secure, discreet app icons which allow users to disguise Grindr’s App, a range of features giving control over the sharing of images or messages and redacting them, and the ability to mute, block, and report other users. We also provide video and audio chat so users can become comfortable with each other before meeting. We also publish a holistic security guide and safety tips as guidance.
We believe education promotes healthy behavior, so we provide an extensive help center with resources and FAQ on health, wellness, community, identity, and safety. We are focused on creating inclusive and forward-thinking moderation policies and frameworks that honor the full expression of our users’ gender identity and support a positive, safe experience for our whole global community. Our suite of tools and technology utilize a three-pillar approach to content moderation:
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Automated Review. We implement preventative technologies to help mitigate risks of user misbehavior. We automatically scan profiles upon creation and conduct ongoing scans for fraudulent behavior or violations of our Community Guidelines. Our algorithms and automations remove many malicious profiles before they can interact with our community. We utilize third party tooling to enhance our automated review capabilities. In addition, we provide users with a robust appeals system which allows our users to have a manual human review of any automated decision.

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Manual Review. Our experienced human reviewers play an integral role in our moderation process. As of December 31, 2022, we utilized a team of content review personnel dedicated to moderating content on the Grindr App. We believe empathy with and understanding of our community is key to making good moderation decisions. In addition to general moderation training, our moderators regularly receive specific training on bias, gender, microaggressions, and discrimination, to help them make as fair and equitable decisions as possible. In addition to removing and blocking profiles and illicit content, our moderators reinforce our Community Guidelines to our users through our in-app warning system, which reminds our users of our expectations before their behavior escalates.

•	Community Feedback. Our engaged user base also helps us maintain a safe, positive, and inclusive community. Through in-app tools, we encourage users to report inappropriate content and misbehavior.
Branding and Marketing
We have grown primarily through user-driven organic means given the strength of our brand awareness and our extensive user base. We benefit from the network effects and broad global brand awareness that resulted from first-mover advantage and compound to create a positive cycle of user-generated, organic growth. Our valuable brand name and word-of-mouth referrals means we’ve been able to keep user acquisition costs low, which has allowed us to focus our marketing efforts to date largely on community centered campaigns that further our brand reputation while providing opportunities for monetization through brand partnerships. We regularly evaluate opportunities across channels and geographies in which we can invest further to strategically accelerate user and revenue growth. The combination of our strong brand and extensive and global user base has been our most effective marketing tool to date and has enabled us to grow our users.
We also employ paid online and offline marketing initiatives to enhance our category leading brand reputation within the LGBTQ community and to accelerate our growth. Key elements of our branding and marketing strategy include:
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Online Initiatives. We attract new users and generate brand awareness through data and insight-driven content marketing and social media initiatives, influencer marketing campaigns, and video and brand partnerships. In addition, we leverage the Grindr App’s internal marketing tools and capabilities to connect external brands with our user base, and to drive awareness for our own new features and initiatives. We also partner with G4E to provide in-kind donations of digital marketing inventory to LGBTQ community groups around the world. We regularly reassess growth opportunities across all of our organic, owned and operated, and paid channels. To date, relatively little paid online user acquisition has been required for us to grow, given our brand awareness and word-of-mouth referrals.

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Offline Initiatives. We organize and participate in a variety of offline events to increase brand awareness and underscore commitment to the LGBTQ community. These events can also provide opportunities for monetization through sponsorships. Examples include WorldPride sponsorships in New York and Copenhagen, the Outfest premier of our first original scripted web series Bridesman, annual activations at San Francisco’s Folsom Street Fair, and a partnership with GoFundMe for the Save Our Spaces campaign that supported historic LGBTQ social venues affected by the pandemic and included hosting more than 30 Grindr-branded parties at local queer bars across the U.S. We intend to continue to explore additional offline marketing opportunities.

Competition
The global LGBTQ social networking market is fast growing and far from being fully addressed. It is also highly fragmented and competitive. We compete primarily with other global companies that provide dating and networking products and services that have LGBTQ users, such as Tinder and OKCupid, and regional companies that provide dating and networking products and services for LGBTQ users, such as Scruff and PlanetRomeo. We also compete with other companies that provide similar social media platforms offering connection, sharing, discovery, and communication products and services to users online, such as Instagram. In addition, while we compete with other social media platforms, we also face competition from other traditional means of meeting people, such as in-person matchmakers, as well as other forms of dating and networking that involve people meeting offline without the use of dating or networking products or services altogether. We may also develop and introduce new products and services which could subject us to additional competition.

Despite its competitive nature, the social networking industry is not a winner-take-all market, with users typically using several different platforms at the same time. We believe very few of our competitors operate at our scale or level of brand awareness. We believe our ability to compete successfully depends on various factors, including, but not limited to:
•	our ability to maintain and further develop our well-established brand;
•	our ability to continue to engage and grow our user base through technological innovation and introduction of new products and services that meet user requirements;
•	our ability to efficiently distribute our products and services to new and existing users;
•	our ability to improve and maintain superior user experience of our platform, supported by well-designed products and services and functions;
•	our ability to monetize our products and services;
•	our safety and security efforts and our ability to protect user data and to provide users with control over their data;
•	our ability to expand and maintain our global footprint;
•	our ability to navigate the changing regulatory landscape, particularly the changes in regulations relating to consumer digital media platforms, privacy and data protection;
•	our ability to attract, retain and motivate talented employees, particularly software engineers, designers and product managers; and
•	our ability to cost-effectively manage and grow our operations.
Employees
We believe our unique culture is one of the keys to our success. We are especially proud of how inclusive our company culture is, particularly for members of the LGBTQ community. Our company culture emphasizes transparency, collaboration, experimentation, a bias for action, and creating an environment in which everyone can bring their full and best selves to work. More than half of our current employees identify as members of the LGBTQ community, which contributes to our deep understanding of our users and our user-first mindset and approach.
We demonstrate our commitment to this community by aiming to align our employee benefits and support to meet the unique needs of our LGBTQ employees and their dependents. For example, we recently announced a gender-affirmation offering. This standard-setting offering provides low-friction assistance to employees who are transgender, non-binary, or gender non-conforming through social affirmation, legal affirmation, and surgical affirmation assistance. Additionally, we have partnered with providers to help our LGBTQ employees and their dependents find caregivers who they believe are competent in and compassionate towards the unique health needs of members of the LGBTQ community. By creating offerings that address the unique needs of all of our employees, we are demonstrating our commitment to not just our employees but to the LGBTQ community in general. We believe we are setting a new expectation for what are considered fair and equitable benefits, and we are quickly becoming regarded as best-in-class in this area.
As of December 31, 2022, we had over 202 full-time employees globally, of which approximately 60% of employees work in engineering and product development. While our headquarters is in West Hollywood, California, our workforce is currently remote-first. This allows us to find the right talent to serve our users, regardless of location. We have concentrations of employees in Los Angeles, the San Francisco Bay Area, Chicago, and New York City, which allows our employees a mix of in-person and remote work. This approach continues to be an asset in our recruiting efforts, especially as other tech companies begin to require employees to return to the office or take reductions in pay. Our non-US based employees are located in Taiwan and Canada.
We will continue to strike a balance between being remote-first while facilitating in-person meetings to encourage collaboration, and we will continue to evaluate our location strategy post-pandemic. We believe that people want to work at a company that has purpose and aligns with their personal values, and therefore our ability to recruit talent is aided by our mission and brand reputation. We compete for talent within the technology industry.

Intellectual Property
We have developed our proprietary intellectual property over the past thirteen years. Our patents, trademarks, copyrights, domain names, trade secrets, and other intellectual property rights distinguish our products and services from those of our competitors and contribute to our competitive advantage in the markets in which we operate. To protect our intellectual property, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements, non-compete agreements, and assignment-for-inventions agreements with our employees, contractors and others and contracts with third parties. We also regularly monitor any infringement or misappropriation of our intellectual property rights.
As of December 31, 2022, our intellectual property rights include the following:
(1)	registration of over 80 domain names;
(2)	over 50 trademarks and 4 trademark applications;
(3)	12 copyright registrations; and
(4)	6 patents and 1 patent application.
As of December 31, 2022, we have secured six patents in the United States, each of which is set to expire in 2031.
We license technology and other intellectual property from our partners and rely on our license agreements with those partners to use the intellectual property. Third parties may assert claims related to intellectual property rights against our partners and us.
Government Regulation
We are subject to a number of U.S. federal and state laws and regulations, as well as foreign ones that involve matters that are important to, or may otherwise impact, our business and that may affect companies conducting business on the internet, including, but not limited to, Internet and eCommerce, labor and employment, anti-discrimination, payments, whistleblowing and worker confidentiality obligations, product liability, intellectual property, consumer protection and warnings, marketing, taxation, privacy, data security, competition, arbitration agreements and class action waiver provisions, terms of service, and mobile application and website accessibility. These regulations are often complex and subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies in the United States and abroad, such as federal, state, and local administrative agencies. Many of these laws and regulations are subject to change or uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, declines in user growth or engagement, negative publicity, or other harm to our business. See the section titled “Risk Factors—Risks Related to Regulation and Litigation—Our business is subject to complex and evolving U.S. and international laws and regulations. Many of these laws and regulations are subject to change or uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, declines in user growth or engagement, negatively publicity, or other harm to our business” in this prospectus for further details. As a result, we could be subject to actions based on negligence, various torts and trademark and copyright infringement, among other actions. See the sections titled “Risk Factors—Risks Related to Regulation and Litigation—We are subject to litigation, regulatory and other government investigations, enforcement actions, and settlements, and adverse outcomes in such proceedings could have a materially adverse effect on our business, financial condition, and results of operation,” “Risk Factors—Risks Related to Regulation and Litigation —The varying and rapidly evolving regulatory framework on privacy and data protection across jurisdictions could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business,” “Risk Factors—Risks Related to Regulation and Litigation —Activities of our users or content made available by such users could subject us to liability,” “Risk Factors—Risks Related to Regulation and Litigation —Online applications are subject to various laws and regulations relating to children’s privacy and protection, which if violated, could subject us to an increased risk of litigation and regulatory actions,” and “Risk Factors—Risks Related to Information Technology Systems and Intellectual Property—From time to time, we are party to intellectual property-related litigations and proceedings that are expensive and time consuming to defend, and, if resolved adversely, could materially adversely impact our business, financial condition, and results of operations” in this prospectus for further details.

In the ordinary course of our business, we may process a significant volume of personal information and other regulated information from our users, employees and other third parties. Accordingly, we are, or may become, subject to numerous privacy and data protection obligations, including federal, state, local, and foreign laws, regulations, guidance, and industry standards related to privacy and data protection. Such obligations may include, without limitation, the Federal Trade Commission Act, the Children’s Online Privacy Protection Act of 1998, the California Consumer Privacy Act of 2018 (“CCPA”), the California Privacy Rights Act (“CPRA”) (starting in 2023), the European Union’s General Data Protection Regulation 2016/679 (“EU GDPR”), the EU GDPR as it forms part of United Kingdom (“UK”) law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (“UK GDPR”), and the ePrivacy Directive. In addition, several states within the United States have enacted or proposed data privacy laws. For example, Virginia passed the Consumer Data Protection Act, Colorado passed the Colorado Privacy Act, and Utah passed the Utah Consumer Privacy Act, all of which become effective in 2023.
The CCPA, CPRA, EU GDPR and UK GDPR are examples of the increasingly stringent and evolving regulatory frameworks related to personal data processing that may increase our compliance obligations and exposure for any noncompliance. For example, the CCPA imposes obligations on covered businesses to provide specific disclosures related to a business’s collection, use, and disclosure of personal data and to respond to certain requests from California residents related to their personal data (for example, requests to know of the business’s personal data processing activities, to delete the individual’s personal data, and to opt out of certain personal data disclosures). Also, the CCPA provides for civil penalties and a private right of action for certain data breaches. In addition, the CPRA was expanded on January 1, 2023. The CPRA, among other things, gave California residents the ability to limit use of certain sensitive personal data, establish restrictions on personal data retention, expand the types of data breaches that are subject to the CCPA’s private right of action, and establish a new California Privacy Protection Agency to implement and enforce the new law. U.S. federal and state consumer protection laws also require us to publish statements that accurately and fairly describe how we handle personal data and choices individuals may have about the way we handle their personal data.
Foreign data privacy and security laws (including the GDPR and UK GDPR) impose significant and complex compliance obligations on entities that are subject to those laws. As one example, the GDPR applies to any company established in the EEA and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA—the latter of which implicates us as we have no EEA/UK operations. These obligations may include limiting personal data processing to only what is necessary for specified, explicit, and legitimate purposes; increasing transparency obligations to data subjects; limiting the collection and retention of personal data; increasing rights for data subjects; requiring the implementation and maintenance of technical and organizational safeguards for personal data; and mandating notice of certain personal data breaches to the relevant supervisory authority(ies) and affected individuals. Users in the UK and EEA transfer their personal data directly to us in the United States, and we notify users that United States may not afford the same privacy protections as their country of residence. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning content regulation and data protection that could affect us. See the section titled “Risk Factors—Risks Related to Regulation and Litigation—The varying and rapidly evolving regulatory framework on privacy and data protection across jurisdictions could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business” in this prospectus for further details.
We take our data protection obligations seriously as any improper disclosure, particularly with regard to our customers’ sensitive personal data, could negatively impact our business and/or our reputation. See the sections titled “Risk Factors—Risks Relating to our Business—Security breaches and improper access to or disclosure of our data or user data, or other hacking and phishing attacks on our systems, could harm our reputation and adversely affect our business” and “—The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing applications of privacy regulations” in this prospectus for further details.
Available Information
Our website address is www.grindr.com. We make available on our website, free of charge, our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov. The information found on our website is not incorporated by reference into this prospectus or any other report we file with or furnish to the SEC.

MANAGEMENT
Directors and Executive Officers
The following table sets forth the names, ages and positions of our directors and executive officers as of the date of this prospectus:
Name	Age	Position
Executive Officers and Director
George Arison	46	Chief Executive Officer, Director
Vandana Mehta-Krantz	55	Chief Financial Officer
Austin “AJ” Balance	36	Chief Product Officer
Non-Employee Directors
G. Raymond Zage, III	52	Director
James Fu Bin Lu	41	Chairperson, Director
J. Michael Gearon, Jr.	58	Director
Daniel Brooks Baer	45	Director
Meghan Stabler	59	Director
Gary I. Horowitz	65	Director
Maggie Lower	47	Director
Nathan Richardson	51	Director
Executive Officers
George Arison. Mr. Arison is our Chief Executive Officer and director, and has served as the Chief Executive Officer of Legacy Grindr since October 2022. Mr. Arison has served as Chief Executive Officer of Shift Technologies, Inc. (“Shift Technologies”) (Nasdaq: SFT), and its predecessor company, Shift Platform, Inc. (“Shift Platform”), from December 2013 to September 2022. Mr. Arison has served as Founder, Chairman and Director of Shift Technologies since October 2020 and Founder and Director of Shift Platform from December 2013 to October 2020. Prior to co-founding Shift Platform, Inc., he served in various positions at Google from 2010 to 2013, most recently as a product manager. From 2007 to 2010, he co-founded Taxi Magic (now known as Curb, acquired by Verifone). From 2005 to 2007 he worked for Boston Consulting Group. Mr. Arison has been an investor in numerous startups, including Shipper, Carrot, Eden, Fathom, AutoLeap, Pulsar AI (acquired by Impel), Zero (acquired by Avant), TravelBank (acquired by U.S. Bank), Fyusion (acquired by Cox Automotive) and Omni (acquired by Coinbase). He is a Co-Founder and member of the board of directors of Belong Acquisition Corp., a blank check company. Prior to his business career, Mr. Arison was a policy analyst and ran a political campaign in Georgia, the country of his birth, about which he wrote Democracy and Autocracy in Eurasia: Georgia in Transition. Mr. Arison received a bachelor’s degree from Middlebury College. We believe that Mr. Arison’s extensive experiences in numerous startups and his corporate expertise as the Chief Executive Officer of Shift Technologies, Inc. qualify him to serve as our Chief Executive Officer and a member of the Board.
Vandana Mehta-Krantz. Ms. Mehta-Krantz is our Chief Financial Officer of Grindr, and has served as the Chief Financial Officer of Legacy Grindr since September 2022. Prior to joining Legacy Grindr, Ms. Mehta-Krantz was the Chief Financial Officer of Passport Labs, Inc., a transportation software and payments company, from August 2021 to August 2022. Ms. Mehta-Krantz served as the Chief Financial Officer of Masterclass (Yanka Industries, Inc.), an e-learning streaming platform, from December 2020 to September 2021. From September 2017 to September 2020, Ms. Mehta-Krantz was the Chief Financial Officer of Disney Streaming Services, a media company, during the preparation and successful launch of the highly anticipated Disney+ video streaming business. In that role, Ms. Mehta-Krantz was responsible for scaling the technology and business functions globally, implementing the systems and processes to handle the new business line, planning and forecasting subscriber counts and financial results by country, as well as developing and publishing the operating metrics to run the business. Ms. Mehta-Krantz was also the Chief Financial Officer and a board member for Bamtech Media, a media company, which launched ESPN+, from September 2017 to August 2020. Previously, Ms. Mehta-Krantz held three different divisional chief financial officer roles at Thomson Reuters, a media company, from 2007 to 2016, including the Chief Financial Officer of Reuters Media, the Chief Financial Officer of Institutional Equities and the Chief Financial Officer of Wealth Management division. Prior to 2007, Ms. Mehta-Krantz held positions at PricewaterhouseCoopers, Merrill

Lynch, Morgan Stanley and Credit Suisse. Ms. Mehta-Krantz has been an independent director of Skillz Inc. since 2020. Ms. Mehta-Krantz qualified for the Chartered Accountancy designation in Canada in 1990 and the Chartered Financial Analyst designation in 1997. Ms. Mehta-Krantz received a bachelor’s degree in mathematics from the University of Waterloo in Canada.
Austin “AJ” Balance. Mr. Balance is our Chief Product Officer. Mr. Balance has served as the Chief Product Officer of Legacy Grindr since December 2021. Prior to joining Legacy Grindr, Mr. Balance was the lead product manager of the Driving Team at Uber Technologies, Inc., a transportation technology company that offers services through mobile applications and websites, where he worked from September 2016 to December 2019, and the co-Founder and Chief Executive Officer of Dispatcher, Inc., a logistics technology platform for long-haul truckers and freight shippers, from November 2013 to August 2016. Prior to that, Mr. Balance was a product manager at Gigwalk, a software solutions company, from 2011 to 2013 and an analyst in corporate strategy and business development at The Walt Disney Company, a multinational entertainment and media conglomerate, from 2009 to 2011. Mr. Balance received an MBA from the Stanford Graduate School of Business and a bachelor’s degree from Stanford University.
Non-Employee Directors
G. Raymond Zage, III. Mr. Zage is a member of the Board. Mr. Zage was a founder and previously served as a director, CEO, and Chairman of Tiga from July 2020 to November 2022 and as the CEO of Tiga Investments Pte. Ltd. since November 2017. In April 2021, he also joined the board of directors of EDBI Pte Ltd, which is the fund management company for EDB Investment Pte Ltd, the independent equity investment arm of Singapore’s Economic Development Board. Prior to August 2018, Mr. Zage was managing director and CEO of Farallon Capital Asia Pte Ltd, which invests capital on behalf of Farallon Capital Management LLC, where he was a partner. Mr. Zage joined Farallon Capital Management LLC in March 2000 and in 2002 set up and ran Farallon Capital Asia Pte Ltd (also previously known as Noonday Asset Management Asia Pte Ltd). Prior to joining Farallon, Mr. Zage was a Vice President at Goldman Sachs (Singapore) Pte Ltd in the Investment Banking Division having also worked for Goldman Sachs in New York and Los Angeles. Mr. Zage continues to serve as a part-time senior advisor at Farallon and he is also a member of the board of directors of Toshiba Corporation and Whitehaven Coal Limited as well as a member of the Board of Commissioners of PT Lippo Karawaci Tbk. Mr. Zage received his bachelor of science degree in Finance and Accounting from the University of Illinois, Urbana-Champaign in 1992. Mr. Zage’s qualifications to serve on our board include nearly three decades of investment experience in public and private debt, public and private equity and real estate across a wide variety of industries and geographies, and his strategic vision and experience as a board member of public and private companies in a wide variety of industries. Mr. Zage provides high-value added services to the Board and has sufficient time to focus on our business.
James Fu Bin Lu. Mr. Lu is the Chairperson of the Board. Mr. Lu has served as Legacy Grindr’s Chairperson since June 2020. Mr. Lu has served as a Director, the Chairman and the Chief Executive Officer of Life Concepts Holdings Limited, an investment company mainly engaged in restaurant operations, since October 2018. Mr. Lu has also served as a Director of Fusion Media Limited, an Internet publishing company, since February 2021, and a Director of Global Commerce Technology Limited, a software development company, since February 2022. Mr. Lu previously served as the Global Head of Amazon Marketing Services (now Amazon Advertising), the advertising branch of Amazon.com, Inc., a technology company that focuses on e-commerce, cloud computing and digital streaming company, from 2011 to 2015, and served as the Vice President of content ecosystems at Baidu, Inc., a technology company specializing in Internet-related services and products and artificial intelligence, from 2015 to 2017. In 2006, Mr. Lu founded Yoolin, a social network, and served as its Chief Executive Officer from 2006 to 2007. Mr. Lu was a founding member and the director of product management at Chegg, Inc., a textbook rental company, from 2007 to 2011. Mr. Lu received a master’s degrees in Electrical Engineering and Computer Science, and graduated summa cum laude, from the University of Michigan. We believe Mr. Lu’s business experience, technical knowledge and experience in the social network industry qualify him to serve as our Chairperson and a member of the Board.
J. Michael Gearon, Jr. Mr. Gearon is a member of the Board. Mr. Gearon has been the Founder, Chairman and the Chief Executive Officer of 28th Street Ventures since March 2007. Mr. Gearon previously served as Chairman of Pan Asia Tower, a wireless communications and broadcast infrastructure company, from 2013 to November 2019. Mr. Gearon served as the Chairman Advisor at PT Serana Menara Nusantara Tbk, the largest tower telecommunication company in the Republic of Indonesia, from 2007 to 2016, and as the Vice Chairman of American Tower Corp, an owner and operator of cell towers, from 2002 to 2007 and as a Director on the board of directors of the same company from 1998 to 2003. Mr. Gearon also co-founded the American Tower Corp.’s international business in 1999 and served as a Director of TV Azteca S.A. de C.V., a television network, from 1999 to 2003. Mr. Gearon was named Ernst &Young USA Today Entrepreneur of the Year in 1997. He has been a part owner of the National Basketball Association’s Atlanta Hawks since 2004 and the co-owner of the National Hockey League’s Atlanta Thrashers from 2003 to 2010. He served as the Governor of Atlanta Hawks from 2005 to 2009, and also acted as the Co-Managing Partner of, and a member of the board of directors of, the Atlanta Hawks from 2004 to 2015. Mr. Gearon received a bachelor’s degree, cum laude, in Inter-Disciplinary Studies from Georgia State University. We believe Mr. Gearon’s extensive experience in the technology industry and his experience as an executive and director qualify him to serve as a member of the Board.
Daniel Brooks Baer. Mr. Baer is a member of the Board. Mr. Baer is a senior vice president for policy research at the Carnegie Endowment for International Peace. He was Executive Director of the Colorado Department of Higher Education from May 2018 to February 2019. He previously served as the United States Ambassador to the Organization for Security and Co-operation in Europe from September 2013 to January 2017. Prior to that, he served as the Deputy Assistant Secretary of State for the Bureau of Democracy, Human Rights, and Labor from 2009 to 2013. Prior to that, he was an Assistant Professor of Strategy, Economics, Ethics and Public Policy at the McDonough School of Business at Georgetown University from 2008 to 2009. He was also a Faculty Fellow at Harvard University’s Safra Center for Ethics. Prior to that, he was a project leader at Boston Consulting Group, a management consulting firm, from 2004 to 2007. Mr. Baer received a bachelor of arts degree in Social Studies and African American Studies from Harvard University. He was also a Marshall Scholar at Oxford University, where he earned a master’s degree and doctoral degree in International Relations. We believe Mr. Baer’s political and educational experiences qualify him to serve as a member of the Board.
Meghan Stabler. Ms. Stabler is a member of the Board. Ms. Stabler has been the Senior Vice President of BigCommerce Pty Ltd. (NASDAQ: BIGC), a leading software-as-a-service (SaaS) ecommerce platform that empowers merchants of all sizes to build, innovate and grow their business online, since March 2022 and was previously the Vice President of Global Product Marketing, Communications and International Marketing at BigCommerce, Inc. from December 2018 to March 2022. She was a board member of Lamba Legal, a civil rights organization, from March 2021 to December 2021, and she has been a board member of Kaleido Health Solutions, Inc., a mHealth/Telehealth application development company, since January 2021. She has also been the Super Delegate Appointed Platform Committee member and Party Leader and Elected Official for the Democratic National Committee since January 2020. Ms. Stabler has also been a member of the board of directors for the Democratic Majority for Israel, an advocacy group, since January 2019. She has been a member of the board of directors of Planned Parenthood Federation of America, a nonprofit organization that provides reproductive healthcare, since May 2019. Ms. Stabler was also a member on the board of directors of Athlete Ally, a nonprofit LGBTQ athletic advocacy group, from 2015 to January 2017. Ms. Stabler previously served on the Board of Advisors of Segall Bryant & Hamill, an investment firm, from 2014 to February 2020. Prior to that, she was a Senior Advisor of Product Lifecycle Management and Product Management, Vice President of Product Management and Marketing and Vice President of Strategic Solutions and Product Marketing at CA Technologies, a Broadcom company, from 2010 to November 2018. She was also a member on the board of directors for the Human Rights Campaign, an LGBTQ advocacy group and political lobbying organization, from 2009 to October 2017. She was also an advisory member to President Obama’s National LGBT Policy Committee from 2008 to 2016, and served on the National Business Advisory Council for the Human Rights Campaign from 2008 to April 2020. She was a member of the board of directors of the AIDS Foundation Houston, Inc., a nonprofit organization, from 2007 to 2011. She was also a Vice President of Product Management and Marketing for BMC Software, Inc., an information technology services and consulting company, from 2003 to 2010. We believe Ms. Stabler’s business and marketing expertise, her LGBTQ advocacy experiences and her prior service as a director qualify her to serve as a member of the Board.
Gary I. Horowitz. Mr. Horowitz is a member of the Board. Mr. Horowitz has been a partner in the corporate department at Simpson Thacher & Bartlett LLP since 1989, and joined the firm in 1982. He was also the President of Miracle House, a nonprofit organization, from 2004 to 2007. Mr. Horowitz received his bachelor of science degree in Industrial and Labor Relations from Cornell University. He also received his juris doctor degree from the Columbia Law School, where he was an editor on the Columbia Law Review. We believe Mr. Horowitz’s extensive legal experience qualify him to serve as a member of the Board.
Maggie Lower. Ms. Lower is a member of the Board. Ms. Lower has been the Chief Marketing Officer of Hootsuite Media Inc., a social media management platform, since July 2021. She has served as a Strategic Advisor to Clu, a recruitment software company, since March 2022. She has also served as a Senior Board Advisor to Scoperta, a digital wine and consumer business, and Simon Data, Inc., a customer data platform, since February 2021. She has also served as a Senior Board Advisor to DealEngine, Inc., a startup analytics company, since September 2020. Prior to that, she was the Chief Marketing Officer of Cision US Inc., a provider of media software and services, from July 2020 to June 2021, and the Senior Vice President and Chief Marketing Officer at TrueBlue Inc., a staffing and workforce management company, from January 2018 to July 2020. Prior to that, she served as an Executive Vice President of Marketing at Alight Solutions, LLC, a cloud-based provider of integrated digital human capital and business solutions, which was previously part of Aon PLC and spun off to Blackstone Group LP, from May 2017 to November 2017. Ms. Lower was also a Senior Vice President and Head of Global Marketing at Aon PLC, a professional services firm, from July 2012 to May 2017. She previously served as the Director and Senior Vice President and Client and Business Management Executive at Bank of America, an investment bank and financial services company, from June 2011 to July 2012. She was a Director and Senior Vice President and Head of Investment Infrastructure, Analytics and Client Reporting at Bank of America Merrill Lynch Retirement & Philanthropic Services from 2007 to 2011. Ms. Lower received her bachelor of arts degree in History and graduated cum laude from Hamilton College. She also holds an M.B.A. from Northwestern University, Kellogg School of Management. We believe Ms. Lower’s extensive experience in the financial industry and her experience as an executive qualify her to serve as a member of the Board.
Nathan Richardson. Mr. Richardson is a member of the Board. Mr. Richardson was an Executive Vice President at Red Ventures from August 2019 until October 2021. Mr. Richardson is the co-Founder of Trading Ticket, Inc., a financial technology company, and served as its Chief Executive Officer from April 2014 to August 2019. He is also the co-Founder of Waywire, a video sharing website, and served as its Chief Executive Officer from April 2012 to August 2013. Prior to that he was a Senior Vice President and General Manager at Dow Jones Online at Dow Jones & Company, Inc., a publishing firm, from 2005 to 2006. Prior to that he was the President of Gilt City, Inc., a subsidiary of Gilt Groupe Inc., which is an online shopping and lifestyle website, from 2009 to 2012. Mr. Richardson worked at Yahoo Inc. from 2000 to 2005, most recently as a General Manager in its finance division. Prior to that, he served as a Global Emerging Markets Management Associate at Citigroup Inc., an investment bank and financial services company, from1998 to 1999. Mr. Richardson also previously served as a director of Caribe Media, Inc. from 2011to 2019. Mr. Richardson served as a director of Pyxus (NYSE: Pyx) from February 2019 to August 2020. Mr. Richardson received his bachelor of science degree in Business from Babson College. Mr. Richardson holds an M.B.A. from Georgetown University. We believe Mr. Richardson’s extensive experience in the finance and commerce industries and his experience as an executive qualify him to serve as a member of the Board.
Family Relationship
There are no family relationships among our directors and executive officers.
Corporate Governance
Composition of the Board
When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of its business and structure, the Board has focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.
In accordance with the terms of our bylaws (the “Bylaws”), which became effective upon the Closing, the Board may establish the authorized number of directors from time to time by resolution. The Board consists of nine (9) members. Each director shall be nominated for a one (1) year term to be elected at the subsequent annual meeting of the shareholders following the effectiveness of our certificate of incorporation (the “Certificate of Incorporation”). At each succeeding annual meeting of our shareholders, beginning with the first annual meeting of our shareholders following the effectiveness of the Certificate of Incorporation, each of the successors elected to replace the directors whose term expires at that annual meeting shall be elected for a one-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal.
Director Independence
As a result of our common stock being listed on NYSE, we are required to comply with the applicable rules of such exchange in determining whether a director is independent. Prior to the completion of the Business

Combination, the Board reviewed the independence of the individuals named above. Prior to the Closing, the Board determined that each of James Fu Bin Lu, J. Michael Gearon Jr., Daniel Brooks Baer, Meghan Stabler, Gary I. Horowitz, Maggie Lower and Nathan Richardson qualified as “independent” directors as defined under the applicable NYSE rules. The listing standards of NYSE define an “independent director” as an individual who the board of directors affirmatively determines has no material relationship with the company, either directly or as an officer, partner or shareholder of a company that has a relationship with the company. Further, the NYSE Listed Company Manual warns that boards making independence determinations should “broadly consider all relevant facts and circumstances.” Additionally, audit committee members must meet certain criterion as defined for audit committee members under NYSE listing standards and the rules and regulations of the SEC.
Committees of the Board of Directors
The Board will direct the management of its business and affairs, as provided by Delaware law, and will conduct its business through meetings of the board of directors and standing committees. We have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which operate under a written charter.
In addition, from time to time, special committees may be established under the direction of the board of directors when the board deems it necessary or advisable to address specific issues. Following the Business Combination, current copies of our committee charters were posted on its website, investors.grindr.com, as required by applicable SEC and NYSE rules. The information on or available through any of such website is not deemed incorporated in this prospectus and does not form part of this prospectus.
Audit Committee
Our audit committee of the Board was appointed promptly following the Closing, and each member appointed qualifies as an independent director according to the rules and regulations of the SEC and NYSE with respect to audit committee membership. Each member of the audit committee is financially literate and the committee also includes a “audit committee financial expert” as defined in the applicable SEC rules.
Both our independent registered public accounting firm and management periodically will meet privately with our audit committee.
Our audit committee’s responsibilities include, among other things:
•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;
•	discussing with our independent registered public accounting firm their independence from management;
•	reviewing with our independent registered public accounting firm the scope and results of their audit;
•	pre-approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;
•	reviewing and overseeing compliance with certain of our policies applicable to directors and employees, including, among other things, the Related-Person Transactions Policy;
•	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and
•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting or auditing matters.

Compensation Committee
Our compensation committee of the Board was appointed promptly following the Closing, and each member appointed qualifies as an independent director according to the rules and regulations of the SEC and NYSE with respect to compensation committee membership. The compensation committee’s responsibilities include, among other things:
•	reviewing, overseeing, modifying and approving our overall compensation strategy and policies;
•	reviewing and approving the compensation of the Chief Executive Officer;
•	making recommendations to the Board regarding the compensation of our senior management and directors;
•	reviewing and approving certain of our policies applicable to directors;
•	reviewing and approving or making recommendations to the Board regarding our incentive compensation and equity-based plans and arrangements; and
•	reviewing and establishing appropriate insurance coverage for our directors and officers.
Nominating and Governance Committee
The primary purposes of the nominating and governance committee of the Board is to assist the Board in:
•	identifying individuals qualified to become new Board members, consistent with criteria approved by the Board;
•	identifying members of the Board qualified to fill vacancies on any Board committee and recommending that the Board appoint the identified member or members to the applicable committee;
•	reviewing and recommending to the Board the compensation program for the Board’s non-executive directors;
•	reviewing and recommending to the Board corporate governance principles applicable to us;
•	overseeing the evaluation and performance of the Board and management;
•	reviewing and overseeing compliance with certain of our policies applicable to directors, including, among other things, the Code of Business Conduct and Ethics;
•	overseeing legal, regulatory and public policy matters material to us, particularly with respect to matters that could have a significant reputational impact on us; and
•	handling such other matters that are specifically delegated to the committee by the Board from time to time.
The nominating and governance committee of the Board was appointed promptly following the Closing, and each member appointed qualifies as an independent director according to the rules and regulations of the SEC and NYSE with respect to nominating and governance committee membership.
Code of Ethics
We have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions. The Code of Business Conduct and Ethics is available on our website, investors.grindr.com. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Business Conduct and Ethics on our website. In addition, we have posted on our website all disclosures that are required by law or the listing standards of NYSE concerning any amendments to, or waivers from, any provision of the code. The reference to the Grindr website address does not constitute incorporation by reference of the information contained at or available through Grindr’s website, and you should not consider it to be part of this prospectus.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serve, or have served during the last year, as a member of the Board or compensation committee of any entity, other than Grindr, that has one or more executive officers serving as a member of the Board.

Non-Employee Director Compensation
Our Nominating and Governance Committee of the Board of Directors has the primary responsibility for approving and evaluating non-employee director compensation arrangements, which have been designed to provide competitive compensation necessary to attract and retain high quality non-employee directors and to encourage ownership of our Common Stock to further align the interests of our non-employee directors with those of our shareholders. See the section below titled “—Post-Closing Director Compensation” for more information on our current director compensation program.
The Board expects to review director compensation periodically to ensure that director compensation remains competitive such that we are able to recruit and retain qualified directors.
Limitation on Liability and Indemnification of Directors and Officers
The Certificate of Incorporation, which became effective upon Closing, limits a director’s or an officer’s liability to the fullest extent permitted under the DGCL. The DGCL provides that, if provided in the certificate of incorporation as we have done, directors and officers of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:
•	for any transaction from which the director derives an improper personal benefit;
•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	for any unlawful payment of dividends or redemption of shares; or
•	for any breach of a director’s or an officer’s duty of loyalty to the corporation or its shareholders.
If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
Delaware law and the Bylaws provide that we will, in certain situations, indemnify its directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.
In addition, we will enter into separate indemnification agreements with its directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of its directors or officers or any other company or enterprise to which the person provides services at its request.
We plan to continue to maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers.
We believe these provisions in the Certificate of Incorporation, Bylaws, and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

EXECUTIVE AND DIRECTOR COMPENSATION
Tiga
Employment Agreements
Prior to the closing of the Business Combination, Tiga did not enter into any employment agreements with its executive officers and did not make any agreements to provide benefits upon termination of employment.
Executive Officers and Director Compensation
No Tiga executive officers or directors received any cash compensation for services rendered to Tiga. Executive officers and directors, or any of their respective affiliates, were reimbursed for any out-of-pocket expenses incurred in connection with activities on Tiga’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.
Grindr
As used in this section, “Grindr” refers to Legacy Grindr prior to the closing of the Business Combination and Grindr after the closing of the Business Combination. Upon the closing of the Business Combination, the executive officers of Legacy Grindr became executive officers of Grindr.
Throughout this section, unless otherwise noted, “we,” “us,” “our,” “the Company” and similar terms refer to Grindr and its subsidiaries prior to the Closing, and to Grindr and its subsidiaries after the Business Combination. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion.
Grindr’s named executive officers for the year ended December 31, 2022, consisting of its two former principal executive officers, and its only other three executive officers who were serving in such capacity as of December 31, 2022, were:
•	George Arison, Chief Executive Officer and director;
•	Vandana Mehta Krantz, Chief Financial Officer;
•	Jeffrey C. Bonforte, Former Chief Executive Officer;
•	Gary C. Hsueh, Former Chief Financial Officer; and
•	Austin “AJ” Balance, Chief Product Officer.
Summary Compensation Table
The table below shows compensation of Grindr’s named executive officers for the year ended December 31, 2022.
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Total ($)
George Arison(2)(6) Chief Executive Officer	2022	212,991	—	44,051,331	44,264,322
Vandana Mehta Krantz(3)(7) Chief Financial Officer	2022	136,305	112,500	5,387,410	5,636,215
Jeffrey C. Bonforte(4) Former Chief Executive Officer	2022	526,796	—	—	526,796
Gary C. Hsueh(5) Former Chief Financial Officer	2022	439,296	—	—	439,296
Austin “AJ” Balance Chief Product Officer	2022	376,959	25,000	—	401,959
(1)	Represent amounts earned during the year ended December 31, 2022, whether or not paid in 2022.

(2)	Mr. Arison was hired as Grindr’s Chief Executive Officer in October 2022. Mr. Arison’s annualized base salary as of December 31, 2022 was $1,000,000.
(3)
Ms. Mehta-Krantz was hired as Grindr’s Chief Financial Officer in September 2022. Ms. Mehta-Krantz’s annualized base salary as of December 31, 2022 was $505,000. Also includes the sign on bonus Ms. Mehta-Krantz earned in 2022 pursuant to the terms of her offer letter from us, as described under the section titled “Executive Compensation Arrangements—Vandana Mehta-Krantz.”

(4)	Mr. Bonforte resigned as Grindr’s Chief Executive Officer in October 2022. Prior to his resignation, Mr. Bonforte was entitled to an annual base salary of $600,000.
(5)	Mr. Hsueh left his position as Grindr’s Chief Financial Officer in September 2022. Prior to his resignation, Mr. Hsueh was entitled to an annual base salary of $500,000.
(6)
3,750,000 restricted stock units were granted to Mr. Arison by the Company on November 15, 2022, with each such grant contingent and effective upon the effectiveness of the registration statement on Form S-8 registering the sale and issuance of the Common Stock reserved under the 2022 Plan (the “Form S-8”). Grindr treated the grant date of these restricted stock units as of November 15, 2022, pursuant to FASB ASC Topic 718, but such restricted stock units will not be issued until the Company has an effective registration statement on Form S-8 covering such awards. In addition, in the event our average market capitalization over any 90-day period exceeds $5 billion, or the First CEO Hurdle, Mr. Arison will receive a fully vested restricted stock unit award, or the First Arison Performance Award, representing the right to receive a number of shares of Common Stock determined by dividing $20 million by the average volume-weighted trading average price of Common Stock for the 90-trading day period preceding achievement of the First CEO Hurdle and in the event our average market capitalization over any 90-day period exceeds $10 billion or the Second CEO Hurdle, Mr. Arison will receive a fully vested restricted stock unit award, or the Second Arison Performance Award, representing the right to receive a number of shares of Common Stock determined by dividing $30 million by the average volume-weighted trading average price of Common Stock for the 90-trading day period preceding achievement of the Second CEO Hurdle. Grindr treated the grant date of these performance awards as of November 15, 2022, pursuant to FASB ASC Topic 718, but these performance awards have not yet been issued to Mr. Arison by Grind’s Board or any authorized committee or other person. The amounts reported for Mr. Arison’s performance awards are based on the probable outcome of the performance conditions as determined on the grant date. If we achieve the highest level of performance under Mr. Arison’s performance awards, their grant date value would be as follows: $20,000,000 for the First Arison Performance Award and $30,000,000 for the Second Arison Performance Award.

(7)
486,000 restricted stock units were granted to Ms. Mehta-Krantz by the Company on November 15, 2022, with each such grant contingent and effective upon the effectiveness of the Form S-8. Grindr treated the grant date of these restricted stock units as of November 15, 2022, pursuant to FASB ASC Topic 718, but such restricted stock units will not be issued until the Company has an effective registration statement on Form S-8 covering such awards. In addition, in the event our average market capitalization over any 90-day period exceeds $5 billion, or the First CFO Hurdle, Ms. Mehta-Krantz will receive a fully vested restricted stock unit award, or the First Mehta-Krantz Performance Award, representing the right to receive a number of shares of Common Stock determined by dividing $1.62 million by the average volume-weighted trading average price of Common Stock for the 90-trading day period preceding achievement of the First CFO Hurdle; in the event our average market capitalization over any 90-day period exceeds $7.5 billion, or the Second CFO Hurdle, Ms. Mehta-Krantz will receive a fully vested restricted stock unit award, or the Second Mehta-Krantz Performance Award, representing the right to receive a number of shares of Common Stock determined by dividing $810,000 by the average volume-weighted trading average of Common Stock for the 90-trading day period preceding achievement of the Second CFO Hurdle; and in the event our average market capitalization over any 90-day period exceeds $10 billion, or the Third CFO Hurdle, Ms. Mehta-Krantz will receive a fully vested restricted stock unit award, or the Third Mehta-Krantz Performance Award, representing the right to receive a number of shares of Common Stock determined by dividing $810,000 by the average volume-weighted trading average price of Common Stock for the 90-trading day period preceding achievement of the Third CFO Hurdle. Grindr treated the grant date of these performance awards as of November 15, 2022, pursuant to FASB ASC Topic 718, but the performance awards have not yet been issued to Ms. Mehta-Krantz by Grind’s Board or any authorized committee or other person. The amounts reported for Ms. Mehta-Krantz’s performance awards are based on the probable outcome of the performance conditions as determined on the grant date. If we achieve the highest level of performance under Ms. Mehta-Krantz’s performance awards, their grant date value would be as follows: $1,620,000 for the First Mehta-Krantz Performance Award, $810,000 for the Second Mehta-Krantz Performance Award, and $810,000 for the Third Mehta-Krantz Performance Award.

Narrative to Summary Compensation Table
Base Salaries
In 2022, the named executive officers received annual base salaries to compensate them for services rendered to Grindr. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.
Cash Bonus
For 2022, Grindr did not have a formal arrangement with its named executive officers providing for annual cash bonus awards.
Equity Compensation
Our equity-based incentive awards are designed to align Grindr’s interests and those of its equityholders with those of its employees and consultants, including its named executive officers. The Board or an authorized committee thereof is responsible for approving equity grants.
We currently maintain the 2022 Plan, which our Board and stockholders approved in connection with the Business Combination for purposes of granting equity-based incentive awards to our employees and consultants, including our named executive officers. See “—2022 Equity Incentive Plan” below for further information. Prior to the Business Combination, Grindr granted equity incentive awards under the 2020 Plan, which was terminated in connection with the Business Combination. See “—2020 Equity Incentive Plan” below for further information. Historically, we have used options as an incentive for long-term compensation to our executive officers because options allow our executive officers to realize value from this form of equity compensation only if the value of the underlying equity securities increase relative to the option’s exercise price, which exercise price is set at the fair market value of the underlying equity securities on the grant date.
Prior to the Closing, Grindr executives were generally awarded an initial equity compensation grant in the form of an option to purchase Grindr Series X Ordinary Units in connection with the commencement of their employment with us. Additional grants may have occurred periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance. All such Grindr options were granted with an exercise price per unit that was no less than the fair market value of a Grindr Series X Ordinary Unit on the grant date. Grindr options generally vest over a four-year period, with 25% of the number of equity securities subject thereto vesting on the first anniversary of the vesting commencement date and 6.25% of the number of equity securities subject thereto vesting in equal quarterly installments thereafter, provided that the grantee remains in continuous service to us through each vesting date.
None of Mr. Arison, Ms. Mehta-Krantz, Mr. Bonforte, Mr. Hsueh and Mr. Balance received any Grindr equity awards during 2022. All Grindr options to purchase Grindr Series X Ordinary Units that were granted prior to the Closing that were outstanding as of immediately prior to the Closing were converted into Grindr options to purchase shares of our Common Stock with certain adjustments to the exercise price and number of shares determined in accordance with the applicable exchange ratio specified in the Merger Agreement.
Upon the consummation of the Business Combination, Mr. Arison and Ms. Mehta-Krantz were approved to receive an initial equity compensation grant, contingent and effective upon the effectiveness of the Form S-8 registering the sale and issuance of the Common Stock reserved under the 2022 Plan, in the form of restricted stock units in respect of 3,750,000 and 486,000 shares of Common Stock, respectively. The restricted stock units generally vest over a five-year period, with 20% of the number of shares of Common Stock subject thereto vesting on the first anniversary of the vesting commencement date (the Closing) and, for Mr. Arison, 10% of the number of shares of Common Stock subject thereto vesting in equal semi-annual installments thereafter, provided that Mr. Arison remains in continuous service with us through each vesting date. Ms. Mehta-Krantz’s equity awards are subject to accelerated vesting upon certain events.
Other Elements of Compensation
Retirement Plans
In 2022, the named executive officers participated in a 401(k) retirement savings plan maintained by Grindr. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. In 2022, contributions made by participants, including the named executive officers, in the 401(k) plan were matched by the Company up to a specified percentage of the employee contribution. These matching contributions generally vest on the date on which the contribution is made. Our named executive officers continue to be eligible to participate in the 401(k) plan on the same terms as other full-time employees.
Employee Benefits
Grindr provides benefits to its named executive officers on the same basis as provided to all of its employees, including health, dental and vision insurance; life insurance; accidental death insurance, and dismemberment insurance; and disability insurance. Grindr does not maintain any executive-specific benefit or executive perquisite programs.

Outstanding Equity Awards at Fiscal Year-End
The figures in the table below show outstanding equity awards as of December 31, 2022.
	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
George Arison(1)	—	—	—	—	—	—	1,263,727(4)	5,876,331(5)
	—	—	—	—	—	—	3,750,000	17,437,500(5)
Vandana Mehta-Krantz(2)	—	—	—	—	—	—	94,608(4)	439,930(5)
	—	—	—	—	—	—	486,000	2,259,900(5)
Jeffrey C. Bonforte	—	—	—	—	—	—	—	—
Gary C. Hsueh	—	—	—	—	—	—	—	—
Austin “AJ” Balance(3)	105,221	315,660	4.20	12/07/2028	—	—	—	—
(1)
3,750,000 restricted stock units were granted by the Company on November 18, 2022, with each such grant contingent and effective upon the effectiveness of the Form S-8. Grindr treated the grant date as of November 18, 2022, pursuant to FASB ASC Topic 718, but such restricted stock units will not be issued until the Company has an effective registration statement on Form S-8 covering such awards. The restricted stock units generally vest over a five year period, with 20% of the number of shares of Common Stock subject thereto vesting on the first anniversary of the vesting commencement date (the Closing) and 10% of the number of shares of Common Stock subject thereto vesting in equal semi-annual installments thereafter, provided that Mr. Arison remains in continuous service with us through each vesting date. In addition, in the event our average market capitalization over any 90-day period exceeds $5 billion, or the First CEO Hurdle, Mr. Arison will receive a fully vested restricted stock unit award, or the First Arison Performance Award, representing the right to receive a number of shares of Common Stock determined by dividing $20 million by the average volume-weighted trading average price of Common Stock for the 90-trading day period preceding achievement of the First CEO Hurdle and in the event our average market capitalization over any 90-day period exceeds $10 billion or the Second CEO Hurdle, Mr. Arison will receive a fully vested restricted stock unit award, or the Second Arison Performance Award, representing the right to receive a number of shares of Common Stock determined by dividing $30 million by the average volume-weighted trading average price of Common Stock for the 90-trading day period preceding achievement of the Second CEO Hurdle. Grindr treated the grant date of these performance awards as of November 15, 2022, pursuant to FASB ASC Topic 718, but these performance awards have not yet been issued to Mr. Arison by Grind’s Board or any authorized committee or other person.

(2)
486,000 restricted stock units were granted by the Company on November 18, 2022, with each such grant contingent and effective upon the effectiveness of the Form S-8. Grindr treated the grant date as of November 18, 2022, pursuant to FASB ASC Topic 718, but such restricted stock units will not be issued until the Company has an effective registration statement on Form S-8 covering such awards. The restricted stock units generally vest over a five year period, with 20% of the number of shares of Common Stock subject thereto vesting on each anniversary of the vesting commencement date (the Closing), provided that Ms. Mehta-Krantz remains in continuous service with us through each vesting date. In addition, in the event our average market capitalization over any 90-day period exceeds $5 billion, or the First CFO Hurdle, Ms. Mehta-Krantz will receive a fully vested restricted stock unit award, or the First Mehta-Krantz Performance Award, representing the right to receive a number of shares of Common Stock determined by dividing $1.62 million by the average volume-weighted trading average price of Common Stock for the 90-trading day period preceding achievement of the First CFO Hurdle; in the event our average market capitalization over any 90-day period exceeds $7.5 billion, or the Second CFO Hurdle, Ms. Mehta-Krantz will receive a fully vested restricted stock unit award, or the Second Mehta-Krantz Performance Award, representing the right to receive a number of shares of Common Stock determined by dividing $810,000 by the average volume-weighted trading average of Common Stock for the 90-trading day period preceding achievement of the Second CFO Hurdle; and in the event our average market capitalization over any 90-day period exceeds $10 billion, or the Third CFO Hurdle, Ms. Mehta-Krantz will receive a fully vested restricted stock unit award, or the Third Mehta-Krantz Performance Award, representing the right to receive a number of shares of Common Stock determined by dividing $810,000 by the average volume-weighted trading average price of Common Stock for the 90-trading day period preceding achievement of the Third CFO Hurdle. Grindr treated the grant date of these performance awards as of November 15, 2022, pursuant to FASB ASC Topic 718, but the performance awards have not yet been issued to Ms. Mehta-Krantz by Grind’s Board or any authorized committee or other person.

(3)
The option award was granted with a per share exercise price equal to the fair market value of one share of Legacy Grindr’s Series X Ordinary Units on the date of grant, as determined in good faith by Legacy Grindr’s board of managers, and vests as to 25% of the Legacy Grindr Series X Ordinary Units subject thereto on the first anniversary of the vesting commencement date, and 6.25% of the Legacy Grindr Series X Ordinary Units subject thereto will vest each quarter thereafter, subject to Mr. Balance’s continued service to us through each vesting date. The exercise price and number of Legacy Grindr’s Series X Ordinary Units subject to Mr. Balance’s option, reflect the actual exercise price and number of units, respectively, as of December 31, 2022. At the Closing the option award was converted into an option covering our Common Stock with adjustments to the number of shares and exercise price based on the applicable exchange ratio specified in the Merger Agreement to reflect the Business Combination.

(4)
The number of shares equals the aggregate grant date fair value of the performance awards treated as granted to the named executive officer in 2022 pursuant to FASB ASC Topic 718 divided by $4.65, the closing price of a share of Common Stock at the end of the last completed fiscal year.

(5)	The dollar amount equals the number of shares subject to the applicable award times $4.65, the closing price of a share of Common Stock at the end of the last completed fiscal year.
Executive Compensation Arrangements
We have entered into offer letters with Mr. Arison, Ms. Mehta-Krantz and Mr. Balance, the terms of which are described below.
George Arison
Effective as of September 12, 2022, we entered into an employment agreement with George Arison, or the Arison Employment Agreement. Under the terms of the Arison Employment Agreement, Mr. Arison holds the position of Chief Executive Officer and Executive Director of the Company beginning on October 19, 2022, or the Arison Start Date, and receives an initial annual base salary of $1 million per year, subject to annual review and increase, but not decrease (unless pursuant to a salary reduction program applicable generally to the Company’s other C-level employees of no greater than 10% reduction), by the board of directors of the Company in its sole discretion. In addition to his annual base salary, Mr. Arison is eligible to receive an annual bonus with a target amount equal to one hundred percent (100%) of his annual base salary, based on the achievement of performance objectives and goals established by the Company in consultation with Mr. Arison.
Pursuant to the terms of the Arison Employment Agreement and subject to the approval of the Company’s board of directors, Mr. Arison is eligible to receive certain incentive and equity-based awards, which such awards will be subject to the terms of the 2022 Plan. Such awards are comprised of (i) restricted stock units representing the right to receive a number of shares of Common Stock determined by dividing $37.5 million by the Reference Price (as defined in the Arison Employment Agreement), subject to a five-year vesting schedule, with one-fifth of the total number of restricted stock units vesting on the first anniversary of the Arison Start Date, and the remainder vesting in eight equal six-month installments thereafter, or the Arison Time-Based Award; (ii) in the event our average market capitalization over any 90-day period exceeds $5 billion, or the First CEO Hurdle, a fully vested restricted stock unit award representing the right to receive a number of shares of Common Stock determined by dividing $20 million by the average volume-weighted trading average price of Common Stock for the 90-trading day period preceding achievement of the First CEO Hurdle; (iii) in the event our average market capitalization over any 90-day period exceeds $10 billion or the Second CEO Hurdle, a fully vested restricted stock unit award representing the right to receive a number of shares of Common Stock determined by dividing $30 million by the average volume-weighted trading average price of Common Stock for the 90-trading day period preceding achievement of the Second CEO Hurdle; and (iv) a combination of fully-vested restricted stock units and cash, ranging in value from $1.5 million to $3 million, based upon the achievement of annual key performance indicators as established by the Company and Mr. Arison at the start of each calendar year. The Arison Time-Based Awards shall accelerate and vest in full on a termination of Mr. Arison’s employment by the Company without “Cause” (as defined below) or if Mr. Arison terminates his employment for “Good Reason” (as defined below), in either case, at any time within 12 months following a change in control. The Arison Time-Based Award was granted to Mr. Arison on November 15, 2022, contingent upon the effective registration of the shares reserved under the 2022 Plan on a Form S-8 filed with the SEC.
If Mr. Arison’s previous employer does not pay him his 2022 annual cash bonus, or the Previous Employer Bonus, the Arison Employment Agreement provides that he will be eligible to receive a make-whole bonus from the Company equal to the shortfall, if any, between the Previous Employer Bonus and the target annual bonus (pro-rated based on the number of days Mr. Arison was employed with his previous employer during the calendar year 2022), which such pro-rated target annual bonus shall not exceed $1.2 million.
Either the Company or Mr. Arison may terminate Mr. Arison’s employment at any time, with or without cause or advance notice. If Mr. Arison’s employment is terminated by us without Cause, or Mr. Arison terminates his employment for Good Reason, he will be entitled to receive (i) all of his accrued and unpaid wages earned through his last day of employment, any unreimbursed business expenses, the value of any accrued and unused vacation days, and any other amounts required by local law or the express terms of any employee benefit plan to be paid to him; (ii) a lump sum cash payment equal to the sum of (A) his annual base salary in effect as of his last day of employment, (B) his annual target bonus in effect as of the effective date of the Arison Employment Agreement and (iii) a payment in the form of cash or fully vested shares of Common Stock equal to: (A) 100% of the “Annual Shift Value” (as defined below) if Mr. Arison’s employment is terminated prior to the first anniversary of the Arison Start Date, and (B) 75% of the Annual Shift Value if Mr. Arison’s employment is terminated prior to the second anniversary of the Arison Start Date. Mr. Arison’s severance benefits (items (i) and (ii) in the immediately preceding sentence) are conditioned on his execution and nonrevocation of a separation agreement and general release of claims in favor of the Company.
For the purposes of the Arison Employment Agreement, the following definitions apply:
“Annual Shift Value” generally means 800,000 multiplied by (x) the lesser of (a) the acquisition price per share of Mr. Arison’s Shift Technologies, Inc., or Shift Class A common stock in the event that a “Change of Control,” within the meaning of Shift’s 2020 Omnibus Equity Compensation Plan, or a Transaction, is publicly announced prior to on or prior to the last day of Mr. Arison’s employment with us, inclusive of any contingent or illiquid consideration to be received in respect of such shares, and (b) $5.00, as applicable; or (y) if a Transaction has not been publicly announced on or prior to the last day of Mr. Arison’s employment with us, the lesser of (a) the average volume-weighted average price of his Shift Class A common stock for the 30 trading days preceding the last day of his employment with us, and (b) $5.00, as applicable.
“Cause” generally means any one or more of the following: (a) the plea of guilty or nolo contendere to, or conviction for, a felony offense by Mr. Arison, except (i) after indictment, the Company may suspend Mr. Arison from the rendition of services, but without limiting or modifying in any other way the Company’s obligations under the Arison Employment Agreement, and (ii) Mr. Arison’s employment shall be immediately reinstated if the indictment is dismissed or otherwise dropped and there is not otherwise grounds to terminate his employment for Cause; (b) a material breach by Mr. Arison of a fiduciary duty owed to the Company; (c) a material breach by Mr. Arison of certain covenants made by him in the Arison Employment Agreement or of his confidentiality agreement; (d) Mr. Arison’s continued willful failure to perform or gross neglect of the material duties required by the Arison Employment Agreement (other than any such failure resulting from incapacity due to physical or mental illness); or (e) a knowing and material violation by Mr. Arison of any material Company policy pertaining to ethics, wrongdoing or conflicts of interest, which policy had been provided to Mr. Arison in writing or otherwise made generally available prior to such violation, except in the case of conduct described in clauses (b), (c), (d) or (e) above, “Cause” shall only apply to conduct occurring after the date of the Arison Employment Agreement and, if such conduct is capable of being cured, Mr. Arison shall have a period of no less than twenty (20) days after he is provided with written notice (specifying in reasonable detail the acts or omissions believed to constitute Cause and the steps necessary to remedy such condition, if curable) in which to cure, which such notice specifically identifies the breach or the violation that the Company believes constitutes Cause.
“Good Reason” generally means any of the following actions are taken by the Company without Mr. Arison’s prior written consent: (a) a material reduction in Mr. Arison’s base salary (unless pursuant to a salary reduction program applicable generally to the Company’s other C-level employees of no greater than 10% reduction); (b) a material diminution in Mr. Arison’s job duties, responsibilities, authorities or title, including, but not limited to, him not being the Chief Executive Officer of the Company (or ultimate parent company of the entity succeeding to the Company’s business following a change in control), the appointment of a co-Chief Executive Officer of the Company, Mr. Arison becoming the chief executive officer of a division or subsidiary instead of the Chief Executive Officer of the Company, or Mr. Arison no longer reporting directly to the board of directors of the Company; (c) the requirement that Mr. Arison regularly work from a primary physical work location other than his home office; (d) the failure of the Company’s board of directors to nominate Mr. Arison for election or reelection as a director of the Company; (e) a material breach by the Company of the Arison Employment Agreement; or (f) the Company’s failure to grant Mr. Arison any of the incentive awards contemplated by the Arison Employment Agreement. In order to resign for Good Reason, Mr. Arison must provide written notice to the disinterested members of the Company’s board of directors within 60 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for his resignation, allow the Company at least 60 days from receipt of such written notice to cure such event, if curable, and if such event is not reasonably cured within such period, he must resign not later than 60 days after the expiration of the cure period.
The Arison Employment Agreement provides that if any payment or distribution thereunder would constitute an “excess parachute payment” within the meaning of Section 280G of the Code, then any such payments will be reduced if such reduction will provide Mr. Arison with a greater net after-tax benefit than would no reduction.

Vandana Mehta-Krantz
Effective as of August 26, 2022, we entered into an employment agreement with Vandana Mehta-Krantz, or the Krantz Employment Agreement. Under the terms of the Krantz Employment Agreement, Ms. Mehta-Krantz holds the position of Chief Financial Officer of the Company as of September 26, 2022, or the Krantz Start Date, and received an initial annual base salary of $505,000 per year, subject to annual review and increase, but not decrease (unless pursuant to a salary reduction program applicable generally to the Company’s other C-level employees of no greater than 10% reduction). Ms. Mehta-Krantz is also eligible to receive an annual bonus with a target amount equal to sixty percent (60%) of Ms. Mehta-Krantz annual base salary, based upon the level of achievement of performance objectives and goals established annually by the Company’s board of directors or the compensation committee thereof. In addition, the Krantz Employment Agreement entitles Ms. Mehta-Krantz to receive a one-time signing bonus of $225,000, fifty percent (50%) of which is payable within 30 days of the Krantz Start Date and the remaining fifty percent (50%) of which is payable on the first regularly scheduled payroll occurring six months after Krantz Start Date.
Pursuant to the terms of the Krantz Employment Agreement and subject to the approval of the Company’s board, Ms. Mehta-Krantz is eligible to receive certain equity-based awards, which such awards will be subject to the terms of the 2022 Plan. Such awards are comprised of (i) restricted stock units representing the right to receive a number of shares of Common Stock determined by dividing $4.86 million by the Reference Price (as defined in the Krantz Employment Agreement), vesting over five years in equal installments on each anniversary of Krantz Start Date, subject to her continued employment in good standing through each such vesting date, or the Krantz Time-Based Award; (ii) in the event our average market capitalization over any 90-day period exceeds $5 billion, or the First CFO Hurdle, a fully vested restricted stock unit award representing the right to receive a number of shares of Common Stock determined by dividing $1.62 million by the average volume-weighted trading average price of Common Stock for the 90-trading day period preceding achievement of the First CFO Hurdle; (iii) in the event our average market capitalization over any 90-day period exceeds $7.5 billion, or the Second CFO Hurdle, a fully vested restricted stock unit award representing the right to receive a number of shares of Common Stock determined by dividing $810,000 by the average volume-weighted trading average of Common Stock for the 90-trading day period preceding achievement of the Second CFO Hurdle; and (iv) in the event our average market capitalization over any 90-day period exceeds $10 billion, or the Third CFO Hurdle, a fully vested restricted stock unit award representing the right to receive a number of shares of Common Stock determined by dividing $810,000 by the average volume-weighted trading average price of Common Stock for the 90-trading day period preceding achievement of the Third CFO Hurdle. The Krantz Time-Based Award shall accelerate and vest in full on a termination of Ms. Mehta-Krantz’s employment by the Company without “Cause” (as defined below) or if Ms. Mehta-Krantz terminates her employment for “Good Reason” (as defined below), in either case, at any time within 12 months following a change in control. The Krantz Time-Based Award was granted to Ms. Mehta-Krantz on November 15, 2022, contingent upon the effective registration of the shares reserved under the 2022 Plan on a Form S-8 filed with the SEC.
Either the Company or Ms. Mehta-Krantz may terminate Ms. Mehta-Krantz’s employment at any time, with or without Cause or advance notice. If Ms. Mehta-Krantz employment is terminated by us without Cause, or Ms. Mehta-Krantz terminates her employment for Good Reason, she will be entitled to receive (i) all of her accrued and unpaid wages earned through the last day of her employment, any unreimbursed business expenses, the value of any accrued and unused vacation days, any annual bonus earned but unpaid with respect to the fiscal year ending on or preceding the date of termination and any other amounts required by local law or the express terms of any employee benefit plan to be paid to her; (ii) a lump-sum cash payment, equal to the greater of (A) 12 months of Ms. Mehta-Krantz’s annual base salary in effect as of the date of her termination, or (B) the amount of severance payment pursuant to the then-applicable company-wide severance policy as may be adopted by the Company from time to time; (iii) a prorated portion of her annual bonus for the fiscal year in which her termination occurs based on actual results for such year, payable at the same time bonuses for such year are paid to other senior executives of the Company; and (iv) continued participation in our group health plan for her and her eligible dependents for 12 months at our expense. Ms. Mehta-Krantz’s severance benefits (items (ii), (iii), and (iv) of the immediately preceding sentence) are conditioned on her execution and nonrevocation of a separation agreement and general release of claims in favor of the Company.
For the purposes of the Krantz Employment Agreement, the following definitions apply:
“Cause” generally means any of the following: (a) the plea of guilty or nolo contendere to, or conviction for a crime involving dishonesty, intentional misconduct, or breach of trust; (b) gross negligence in the performance of

Ms. Mehta-Krantz’s duties; (c) a material breach by Ms. Mehta-Krantz of a fiduciary duty owed to the Company; (d) a material breach of any written agreement between Ms. Mehta-Krantz and the Company; or (e) a knowing and material violation by Ms. Mehta-Krantz of any material Company policy pertaining to ethics, wrongdoing or conflicts of interest, which policy had been provided to Ms. Mehta-Krantz in writing or otherwise made generally available prior to such violation, except in the case of conduct described in clauses (b), (c), (d) or (e) “Cause” shall only apply to conduct occurring after the date hereof and, if such conduct is capable of being cured, Ms. Mehta-Krantz shall have a period of no less than twenty (20) days after she is provided with written notice (specifying in reasonable detail the acts or omissions believed to constitute Cause and the steps necessary to remedy such condition, if curable) in which to cure, which such notice specifically identifies the breach or the violation that the Company believes constitutes Cause.
“Good Reason” generally means any of the following actions are taken by the Company without Ms. Mehta-Krantz’s prior written consent: (a) a material reduction in Ms. Mehta-Krantz’s base salary (unless pursuant to a salary reduction program applicable generally to the Company’s other C-level employees of no greater than 10% reduction); (b) a material diminution in Ms. Mehta-Krantz’s job duties, responsibilities, authorities or title, including, but not limited to, her not being the Chief Financial Officer of the Company (or ultimate parent company of the entity succeeding to the Company’s business following a change in control); or (c) the Company requires Ms. Mehta-Krantz to relocate from her current residence in Scarsdale, New York. In order to resign for Good Reason, Ms. Mehta-Krantz must provide written notice to our board of directors within sixty (60) days after the first occurrence of the event giving rise to Good Reason setting forth the basis for her resignation, allow the Company at least thirty (30) days from receipt of such written notice to cure such event, if curable, and if such event is not reasonably cured within such period, Ms. Mehta-Krantz must resign no later than sixty (60) days after the expiration of the cure period.
Austin “AJ” Balance
In November 2021, Grindr entered into an offer letter with Mr. Balance, or the Balance Offer Letter, which governs the current terms of his employment as our Chief Product Officer. Mr. Balance’s employment is at will and may be terminated at any time, with or without cause. The Balance Offer Letter provides for an annual base salary of $375,000 per year and eligibility to participate in Grindr’s benefit programs. The Balance Offer Letter also provides for a $25,000 sign-on bonus, which was paid in 2022.
The Balance Offer Letter provides for an initial equity grant of an option to purchase 300,000 shares of Legacy Grindr Series X Ordinary Units, or the Initial Balance Option. The Initial Balance Option was granted on December 3, 2021 and was converted into an option to purchase our Common Stock in connection with the Business Combination with adjustments to the number of shares and exercise price based on the applicable exchange ratio specified in the Merger Agreement. The Initial Balance Option vested as to 25% of the underlying equity securities subject thereto on the first anniversary of the December 3, 2021 vesting commencement date, and 6.25% of the underlying equity securities will vest each quarter thereafter on the same day of the month, subject to Mr. Balance’s continued service to us through each vesting date.
The Balance Offer Letter also specifies that, subject to the approval by the board of managers of Legacy Grindr, Mr. Balance will be eligible to receive two additional option awards to purchase 50,000 Legacy Grindr Series X Ordinary Units, with the first to be granted no later than 36 months after Mr. Balance’s start date and the second to be granted no later than 48 months after Mr. Balance’s start date.
2022 Plan
In November 2022, our Board adopted and our stockholders approved the 2022 Plan. The 2022 Plan became effective immediately upon the Closing. A summary description of the material features of the 2022 Plan is set forth below. This summary is not a complete description of all provisions of the 2022 Plan and is qualified in its entirety by reference to the 2022 Plan, the form of which is attached to this prospectus and incorporated by reference in its entirety.
Eligibility. Any individual who is an employee of Grindr or any of its affiliates, or any person who provides services to Grindr or its affiliates, including consultants and members of the Board, will be eligible to receive awards under the 2022 Plan at the discretion of the plan administrator.
Awards. The 2022 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of Grindr’s affiliates.
Authorized Shares. Initially, the maximum number of shares of Common Stock that may be issued under the 2022 Plan will not exceed 13,764,400 shares of Common Stock. The maximum number of shares of Common Stock that may be issued on the exercise of ISOs under the 2022 Plan will be a number of shares equal to 41,293,200 shares.
The following shares previously issued pursuant to an award and initially deducted from the share reserve will be added back to the share reserve and again become available for issuance under the 2022 Plan: any shares that are forfeited back to or repurchased by us because of a failure to meet a contingency or condition required for vesting; any shares that are reacquired by us to satisfy the exercise, strike or purchase price of an award; and any shares that are reacquired us to satisfy a tax withholding obligation in connection with an award. The following actions do not result in an issuance of shares under the 2022 Plan and accordingly do not reduce the number of shares subject to the share reserve and available for issuance under the 2022 Plan: the expiration or termination of any portion of an award without the shares covered by such portion of the award having been issued; the settlement of any portion of an award in cash; the withholding of shares that would otherwise be issued by us to satisfy the exercise, strike or purchase price of an award; or the withholding of shares that would otherwise be issued by us to satisfy a tax withholding obligation in connection with an award.
Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid, as applicable, to any non-employee director with respect to any period commencing on the date of Grindr’s annual meeting of stockholders for a particular year and ending on the day immediately prior to the date of Grindr’s annual meeting of stockholders for the subsequent year, such period referred to herein as the annual period, including awards granted and cash fees paid to such non-employee director, will not exceed (1) $750,000 in total value or (2) if such non-employee director is first appointed or elected to the Board during such annual period, $1,000,000 in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes. The foregoing limitation on non-employee director compensation will apply commencing with the annual period that begins on Grindr’s first annual meeting of stockholders following the Closing.
Plan Administration. The Board, or a duly authorized committee thereof, will administer the 2022 Plan and is referred to as the “plan administrator” herein. The Board may also delegate to one or more of Grindr’s officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under the 2022 Plan, the Board has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.
Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2022 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of Common Stock on the date of grant. Options granted under the 2022 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.
The plan administrator determines the term of stock options granted under the 2022 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with Grindr or any of Grindr’s affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws or the immediate sale of shares upon exercise would violate Grindr’s insider trading policy. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with Grindr or any of Grindr’s affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of Common Stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of Common Stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO or (5) other legal consideration approved by the plan administrator.
Unless the plan administrator provides otherwise, options and stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order.
Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of Common Stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of Grindr’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of Grindr’s total combined voting power or that of any of Grindr’s parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.
Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of shares of Common Stock, a combination of cash and shares of Common Stock as determined by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement or by the plan administrator, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.
Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, services to us, or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with Grindr ends for any reason, Grindr may receive any or all of the shares of Common Stock held by the participant that have not vested as of the date the participant terminates service with Grindr through a forfeiture condition or a repurchase right.
Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of Common Stock on the date of grant. A stock appreciation right granted under the 2022 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of Common Stock or in any other form of payment, as determined by the plan administrator and specified in the stock appreciation right agreement.
The plan administrator determines the term of stock appreciation rights granted under the 2022 Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with Grindr or any of its affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws or the immediate sale of shares upon exercise would violate Grindr’s insider trading policy. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with Grindr or any of its affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2022 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, Common Stock.
Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to Common Stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.
Changes to Capital Structure. In the event there is a specified type of change in the capital structure of Grindr, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2022 Plan, (2) the class of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.
Corporate Transactions. The following applies to stock awards under the 2022 Plan in the event of a corporate transaction (as defined in the 2022 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with Grindr or one of its affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.
In the event of a corporate transaction, any stock awards outstanding under the 2022 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by Grindr with respect to the stock award may be assigned to Grindr’s successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by Grindr with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by Grindr with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction. In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of Common Stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable.
Plan Amendment or Termination. The Board has the authority to amend, suspend, or terminate the 2022 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require approval of Grindr’s stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts the 2022 Plan. No stock awards may be granted under the 2022 Plan while it is suspended or after it is terminated.
2020 Equity Incentive Plan
The 2020 Plan was originally adopted by Grindr’s board of managers and approved by the unitholders on August 13, 2020. The 2020 Plan provided for the discretionary grant of options, restricted units, unit appreciation rights, restricted equity award units and other unit-based awards to Grindr’s employees, consultants and non-employee directors, and employees, consultants and non-employee directors of Grindr’s subsidiaries. Immediately prior to the Business Combination, the 2020 Plan was terminated, and no further grants may be made under the 2020 Plan. Any Awards granted under the 2020 Plan remain subject to the terms of the 2020 Plan and the applicable award agreement. As of December 5, 2022, 5,100,476 unit options of Grindr had been granted under the 2020 Plan.

Authorized Units. Subject to adjustment as provided in the 2020 Plan, as of December 5, 2022, the maximum number of Grindr Series X Ordinary Units that could be issued under the 2020 Plan was 6,522,685 units and the maximum number Grindr Series Y Preferred Units of Grindr that could be issued under the 2020 Plan was 1,522,843 units. Units to be granted under the 2020 Plan may be subject to various restrictions, including restrictions on transferability and forfeiture provisions, as determined by the plan administrator (defined below) and consistent with the 2020 Plan terms.
Plan Administration. Following the Closing, a committee designated by the Board, or if no such committee is designated by the Board, the Board, referred to herein as the plan administrator, administers the 2020 Plan. The 2020 Plan authorizes the plan administrator to construe and interpret the terms of the 2020 Plan, and to take all other necessary action for the administration of the 2020 Plan.
Adjustments Upon Changes in Capitalization. The plan administrator has broad discretion to take action under the 2020 Plan, as well as to make adjustments to the terms and conditions of awards, to prevent the enlargement or dilution of rights in the event of a reorganization, recapitalization, stock split merger, combination, consolidation or any other change in the corporate structure of the Company, or any extraordinary distribution to holders of the Company (other than an ordinary cash dividend).
Certain Corporate Transactions. In the event of certain transactions, our plan administrator may, in its sole discretion, take one or more of the following actions without the consent of any plan participant: (a) accelerate the vesting and/or the exercisability of all or any portion of the outstanding award; (b) cancel some or all outstanding options or unit appreciation rights in exchange for a payment in an amount equal to the excess, if any, of the Fair Market Value (as defined in the 2020 Plan) of the units underlying the unexercised portion of the award over the aggregate exercise price of such portion; (c) terminate (for no compensation, payment or other consideration) any award immediately prior to the transaction, provided that the Company has provided the participant an opportunity to exercise such portion of the award that is vested and exercisable within a specified period following the participant’s receipt of a notice of such transaction and the Company’s intent to terminate the award prior to such transaction; (d) require the successor or acquiring company (or any parent or affiliate thereof), following a transaction, to assume all outstanding awards or to substitute such awards with similar awards involving the equity securities of such successor or acquiring company or its parent or affiliates; (e) cancel for no consideration any award that, after giving effect to the transaction, would not be vested; and (f) take any other action the plan administrator deems appropriate in its discretion in connection with the transaction. Under the 2020 Plan, a transaction means (i) an “Approved Sale”, (ii) a “Drag-Along Sale” or (iii) a “Liquidation Event,” in each case, as defined in the Amended and Restated Limited Liability Company Agreement of San Vicente Group LLC, as may be amended from time to time.
Transferability. Unless determined otherwise by the plan administrator, awards granted under the 2020 Plan may not be transferred, pledged or assigned for any reason during the participant’s lifetime other than to a successor, as defined in the 2020 Plan.
2022 Director Compensation Table
The table below summarizes the compensation paid to our non-employee directors for 2022.
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
James Fu Bin Lu(1)(2)	311,779	63,625	375,404
J. Michael Gearon, Jr.(2)	3,125	63,625	66,750
G. Raymond Zage, III(2)(3)	311,154	50,900	362,054
Maggie Lower(2)	2,500	50,900	53,400
Daniel Brooks Baer(2)	2,500	50,900	53,400
Meghan Stabler(2)	2,500	50,900	53,400
Gary I. Horowitz(2)	2,500	50,900	53,400
Nathan Richardson(2)	3,125	63,625	66,750
(1)
In June 2020, Grindr entered into a director services agreement with James Fu Bin Lu. Prior to terminating the agreement in connection with the Business Combination, the agreement entitled Mr. Lu to receive an annual fee of $350,000, to be paid on a quarterly basis, for the services he provides as a director to Grindr.

(2)
Upon the consummation of the Business Combination, each director was granted an award of 5,000 restricted stock units and each director who serves as a chair of a board committee received an additional award of 1,250 restricted stock units, each contingent and effective upon the effectiveness of the Form S-8. Half of the total restricted stock unit awards vested on March 15, 2023 and the remaining half vest on the earlier of (i) June 15, 2023 and (ii) the first annual general meeting following the closing of the Business Combination, subject to the director remaining in service through the vesting date.

(3)
In June 2020, Grindr entered into a board advisor agreement with G. Raymond Zage, III. Prior to terminating the agreement in connection with the Business Combination, the agreement entitled Mr. Zage to receive an annual fee of $350,000, to be paid on a quarterly basis, for the services he provides as an advisor to Grindr.

Post-Closing Director Compensation
In connection with the Business Combination, the Board approved the following cash and equity compensation (as applicable) for each of our non-employee directors serving as of immediately following the Closing:
•	$100,000 for the 12-month period beginning upon the consummation of the Business Combination, 20% of which shall be paid in cash and 80% of which shall be paid in the form of shares of Common Stock;
•
for every non-employee director who is elected to chair a committee of the Board, an additional $25,000, 20% of which shall be paid in cash and 80% of which shall be paid in the form of shares of Common Stock; and

•
an award of restricted stock units covering 5,000 shares of our Common Stock to the extent the non-employee director was not chair of a committee of the Board immediately following the Closing or an award of restricted stock units covering 6,250 shares of our Common Stock to the extent the non-employee director was chair of a committee of the Board immediately following the Closing, which in each case vested as to one-half of the award on March 15, 2023, and as to the remaining one-half of the award on the earlier of (i) June 15, 2023 and (ii) the first annual general meeting of Company stockholders following the Closing, subject to the non-employee director remaining in continuous service through each vesting date.

Executive Officer and Director Compensation
Grindr has developed an executive compensation program that is designed to align compensation with Grindr’s business objectives and the creation of shareholder value, while enabling Grindr to attract, retain, incentivize and reward individuals who contribute to the long-term success of Grindr.
Executive Compensation. The policies of Grindr with respect to the compensation of its executive officers is administered by the Board in consultation with the Compensation Committee that the Board has established. The compensation policies followed by Grindr are designed to provide for compensation that is sufficient to attract, motivate and retain executives of Grindr and to establish an appropriate relationship between executive compensation and the creation of shareholder value.
In addition to the guidance provided by its Compensation Committee, the Board may utilize the services of third parties from time to time in connection with the recruiting, hiring and determination of compensation awarded to executive employees.
Director Compensation. The Compensation Committee of the Board has determined the annual compensation to be paid to the members of the Board.
Emerging Growth Company Status
As an emerging growth company, we will be exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our chief executive officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and is entitled to take advantage of certain other “scaled” disclosure rules, such as only being required to report the compensation of three named executive officers rather than five.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a summary of transactions since January 1, 2020, to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, managers, promoters, beneficial holders of more than 5% of our membership interests, or any associates or affiliates thereof had or will have a direct or indirect material interest, other than compensation arrangements which are described in the section titled “Executive and Director Compensation.”
Tiga Related Transactions and Agreements
On July 27, 2020, the Sponsor received 5,750,000 founder shares in exchange for a capital contribution of $25,000, or $0.004 per share. On November 23, 2020, Tiga effected a 1,150,000 share dividend, resulting in the Sponsor holding an aggregate of 6,900,000 Founder Shares. On November 23, 2020, the Sponsor transferred 20,000 Founder Shares to each of David Ryan, Carman Wong, and Ben Falloon for the same per-share price initially paid by the Sponsor, resulting in the Sponsor holding 6,840,000 Founder Shares. In connection with the underwriters’ exercise of their over-allotment option in full prior to the closing of the initial public offering, on November 27, 2020, no Founder Shares were surrendered. Prior to the Closing, Sponsor liquidated and distributed its holdings to its ultimate beneficiaries, including Messrs. Zage and Gupta.
Sponsor purchased an aggregate of 18,560,000 Private Placement Warrants for a purchase price of $1.00 per warrant in several private placements simultaneously with, and after the closing of Tiga’s IPO. Each Private Placement Warrant may be exercised for one share of Common Stock at a price of $11.50 per share, subject to adjustment as provided herein. The Private Placement Warrants (including the Common Stock issuable upon exercise of the Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by it until 30 days after the completion of the Business Combination
Tiga entered into an Administrative Services Agreement pursuant to which Tiga paid Sponsor up to $10,000 per month for office space, secretarial, and administrative support services. Upon completion of the Business Combination, Tiga ceased paying any of these monthly fees. As of September 30, 2022, Tiga incurred fees payable to Sponsor in the amount of $220,000, of which $50,000 is included as accrued expenses, for such services. The Sponsor was entitled to be reimbursed for any out-of-pocket expenses.
Sponsor, Tiga’s officers and directors, or any of their respective affiliates, were reimbursed for any out-of-pocket expenses incurred in connection with activities on Tiga’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. As of September 30, 2022, such Sponsor and its respective affiliates are entitled to such reimbursements in the amount of $39,050.94, of which $4,299.48 is included as accrued expenses.
The Sponsor advanced Tiga $700,000 to be used for working capital purposes. In addition, the Sponsor also loaned Tiga an aggregate of $300,000 to cover expenses related to the initial public offering pursuant to a note. This advance and note were noninterest bearing. Tiga fully repaid the advance and the note to the Sponsor on November 27, 2020. On March 16, 2022, Sponsor agreed to loan Tiga an additional $2,000,000 under an additional unsecured promissory note to be used for the payment of working capital expenses, including expenses incurred in connection with the Business Combination. On January 25, 2022, the Sponsor had advanced the sum of $750,000 to Tiga on account of such promissory note. The note was non-interest bearing and fully repaid on November 17, 2022.
A&R Forward Purchase Agreement
Pursuant to the A&R Forward Purchase Agreement between Tiga and the Sponsor, certain investors, including the Sponsor and its affiliates, purchased an aggregate of 10,000,000 shares of Common Stock, consisting of the forward purchase shares and the backstop shares, plus an aggregate of 5,000,000 forward purchase warrants and backstop warrants for an aggregate purchase price of $100,000,000, or $10.00 per share, in a private placement that closed prior to the Closing. The forward purchase warrants and backstop warrants have the same terms as the Public Warrants. On November 10, 2022, San Vicente Parent LLC (“SV Parent”) entered into that certain Joinder and Assignment Agreement to A&R Forward Purchase Agreement with Tiga and the Sponsor, which among other things, provided that the Sponsor transfer and assign of all of its rights and obligations under the A&R Forward Purchase Agreement to SV Parent. SV Parent satisfied its obligations under the A&R Forward Purchase Agreement prior to the SV Consolidation (as defined below) and the Closing. Prior to the Closing and in connection with SV Consolidation, but after SV Parent satisfied in full its funding obligations under the Forward Purchase Agreement to

Tiga, SV Parent merged with and into Legacy Grindr. In consideration for Legacy Grindr’s assumption of SV Parent’s rights to receive the securities issuable by Tiga under the Forward Purchase Agreement, Legacy Grindr issued 7,127,896 Legacy Grindr Series X Ordinary Units to San Vicente Holdings (Cayman) Limited (“SV Cayman”) and entered into that certain warrant agreement dated November 16, 2022 with SV Cayman, pursuant to which, upon the terms and subject to the conditions set forth therein, SV Cayman was entitled to purchase 3,563,948 Series X Ordinary Units of Legacy Grindr at a purchase price of $16.13 per share. Such warrants and the Legacy Grindr Series X Ordinary Units were ultimately exchanged at the Closing for 10,000,000 shares of Common Stock and 5,000,000 FPA Warrants in accordance with the terms of the Merger Agreement.
A&R Registration Rights Agreement
Under the Merger Agreement Grindr, the Sponsor, the independent directors of Tiga and certain significant unitholders of Grindr entered into the A&R Registration Rights Agreement at the Closing, pursuant to which they agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Common Stock and other equity securities of that are held by the parties thereto from time to time. The A&R Registration Rights Agreement amends and restates the registration rights agreement that was entered into by Tiga, the Sponsor and other holders of Tiga’s securities party thereto in connection with the initial public offering.
Legacy Grindr’s Transactions and Agreements
Business Combination Success Fee
Pursuant to the terms of an agreement, dated as of April 15, 2022, as amended, between Legacy Grindr and Groove Coverage Limited (“Groove”), which is 50.0%-owned by Mr. Lu, the Chairman of Legacy Grindr and Chairperson of Grindr, for providing consulting and advisory services for the Business Combination, Legacy Grindr’s successful consummation of the Business Combination resulted in Legacy Grindr paying Groove $1,500,000.
Catapult Share Purchase and Promissory Note
On April 27, 2021, Catapult GP II LLC, a Delaware limited liability company (“Catapult GP II”) purchased 5,387,194 common units of Legacy Grindr for $30,000,000 (the “Share Purchase”). In connection with the Share Purchase, Catapult GP II issued a $30,000,000 full recourse promissory note to Legacy Grindr (the “Note”), which was secured with a continuing first priority lien and security interest in favor of Legacy Grindr over the Share Purchase units. The Note, as a debt obligation of Catapult GP II, is unconditionally and personally guaranteed by Jeffrey C. Bonforte, who was the former Chief Executive Officer of Grindr from June 2020 to October 2022, and Gary C. Hsueh, who was the former Chief Financial Officer of Grindr from June 2020 to September 2022. Mr. Bonforte (30% ownership interest in Catapult GP II) is a member of Catapult GP II. Mr. Hsueh (30% ownership interest in Catapult GP II) is the manager of Catapult GP II. Catapult GP II is an equityholder of Grindr (2.3% ownership interest). The Note accrued simple interest at 10% per year. As of March 1, 2023, the total outstanding amount on the Note, including interest, was $11,892,547. Prior to the Closing, Catapult GP II partially settled the Note with a cash payment of $12.0 million.
Cost Sharing Agreement
Grindr entered into a cost sharing agreement, dated December 6, 2021 (the “Cost Sharing Agreement”), whereby Legacy Grindr agreed to reimburse San Vicente Holdings LLC (“SVH”), an entity which, prior to its liquidation and distribution of its holdings to its ultimate beneficiaries, was a greater than 5% beneficial owner, affiliate of Legacy Grindr and its subsidiaries, and indirect and direct parent of certain affiliates of Legacy Grindr, certain administrative, regulatory, accounting, auditing, directors, insurance, and other ordinary course of business fees and expenses of SVH, as partial consideration for the managerial oversight and investor advisory services provided by SVH. Mr. Zage, the former Chief Executive Officer and Chairman of Tiga, owner of greater than 5% of Legacy Grindr and Grindr’s outstanding securities, and director of Grindr, previously owned greater than 5% of SVH’s economic, non-voting outstanding securities through his indirect ownership interest in Tiga SVH, a former unitholder of SVH (54.1% ownership interest in SVH). Tiga Investments is the sole shareholder of Tiga SVH (as defined below). Mr. Zage is the sole shareholder of Tiga Investments (as defined below) and indirectly owns 49.9% of Grindr. Ashish Gupta previously had an indirect 5.7% ownership interest in SVH and beneficially owns 7.9% of Grindr. Mr. Gearon, owner of greater than 5% of Legacy Grindr and Grindr’s outstanding securities, director of Legacy Grindr and Grindr, previously owned greater than 5% of SVH’s outstanding securities through his ownership of 28th Street, a former unitholder of SVH (11.2% ownership interest in SVH). Mr. Gearon and The 1997 Gearon Family Trust are the controlling equityholders of 28th Street and indirectly own 8.9% of Grindr. Mr. Lu, the former President and Secretary of SVH, Chairperson of Legacy Grindr and Grindr, and owner of greater than 5% of Legacy Grindr and Grindr’s outstanding securities, previously owned greater than 5% of SVH’s outstanding securities through his indirect ownership of Longview SVH (as defined below), a former unitholder of SVH (29.1% ownership interest in SVH). Longview Grindr (as defined below) is the sole member of Longview SVH. Longview (as defined below) is the sole member of Longview Grindr. Mr. Lu is the sole member of Longview and indirectly owns 22.9% of Grindr. See the sections titled “Security Ownership of Certain Beneficial Owners and Management” and “Selling Stockholders” in this prospectus for further information. Grindr expects the Cost Sharing Agreement to be terminated upon the processing of related reimbursements.
Advisor Service Fees
In June 2020, Legacy Grindr entered into a board advisor agreement with Mr. Zage (the “Board Advisor Agreement”), and agreed to pay Mr. Zage a total of $350,000 per year, as well as certain out-of-pocket expenses, for Mr. Zage’s services as a board advisor, until the termination of the agreement by either party. The Board Advisor Agreement was terminated on November 18, 2022, in connection with the Business Combination.
Contribution of Legacy Grindr Equity and Management Equity
In May 2020, SV Acquisition, an indirect wholly-owned subsidiary of SVH, entered into that certain Amended and Restated Stock Purchase Agreement (the “Purchase Agreement”) with Predecessor and Kunlun, where SV Acquisition purchased 100.0 million shares of common stock of Predecessor (98.6% of the Predecessor, the “Legacy Grindr Equity”) from Kunlun for approximately $494.1 million (the “SV Equity Purchase”).
Promissory Notes and Assignment and Assumption of Legacy Grindr Equity
In connection with the SV Equity Purchase, Legacy Grindr issued a promissory note to Grindr Gap LLC (f/k/a San Vicente Gap LLC), a wholly-owned subsidiary of Grindr (“Legacy Grindr Gap”), in the amount of $189.1 million (the “Legacy Grindr Gap Note”). Subsequently, Legacy Grindr Gap issued a promissory note to Grindr Capital LLC (f/k/a San Vicente Capital LLC), a wholly-owned subsidiary of Grindr Gap (“Legacy Grindr Capital”), in the amount of $189.1 million (the “Legacy Grindr Cap Note”). In addition, SV Group TopCo, an indirect wholly-owned subsidiary of SVH, issued a promissory note to SV Acquisition in the amount of $174.2 million (the “SV Acquisition Note”, and together with the Legacy Grindr Gap and Legacy Grindr Cap Note, the “SV Notes”).
Pursuant to the Purchase Agreement, SV Acquisition entered into an assignment and assumption agreement with Legacy Grindr, whereby SV Acquisition assigned the Legacy Grindr Equity to Legacy Grindr. In connection with the SV Equity Purchase, Legacy Grindr contributed the Legacy Grindr Equity to Legacy Grindr Gap in full repayment and discharge of the Legacy Grindr Gap Note in exchange for membership interests of Legacy Grindr. Subsequently, Legacy Grindr Gap contributed the Legacy Grindr Equity to Legacy Grindr Capital in full repayment and discharge of the Legacy Grindr Cap Note in exchange for membership interests of Legacy Grindr.
Cash Contribution
In June 2020, SVH entered into subscription agreements with each of 28th Street and Tiga Investments, whereby 28th Street and Tiga Investments purchased from SVH 4.0 membership interests of SVH in exchange for $4,000 (the “Investor Contributions”). In connection with the Investor Contributions, several wholly-owned subsidiaries of SVH entered into several subscription and contribution agreements (together with the “Investor Contributions,” the “Contribution Agreements”). Pursuant to the Contribution Agreements, SVH paid Legacy Grindr a total amount of $78.0 million in cash in exchange for certain membership interests of Legacy Grindr.
Purchase Rights and Contribution in SVEJV
In June 2020, Legacy Grindr entered into a purchase rights agreement, as amended with SVH, SV Group Holdings, and Catapult Capital LLC (“Catapult Capital”), whereby Legacy Grindr granted Catapult Capital the right to purchase up to $30.0 million worth of shares of Legacy Grindr (the “Catapult Capital Rights”). Separately, in June 2020, SV Group Topco contributed 6,079,026 membership interests of SV Group Holdings, a former greater than 5% beneficial owner of Legacy Grindr and indirect subsidiary of SVH, held by SV Group Topco to SVEJV, an indirect subsidiary of SVH (SVH indirectly owned 100.0% of the ordinary units of SVEJV, which liquidated prior to the Business Combination, and 16.7% of the fully diluted capital of SVEJV), former unitholder of SV Group Holdings, which liquidated prior to the Business Combination (6.0% ownership interest of SV Group Holdings), and former affiliate of Legacy Grindr. SVEJV concurrently issued 5,065,855 Series P Units of SVEJV to Catapult Goliath, a former affiliate of SVH and Legacy Grindr. The Series P Units were granted to Catapult Goliath and each of the grantee beneficiaries in exchange for providing service to Legacy Grindr under a restricted unit agreement and a consulting agreement, as amended, through December 31, 2023. Prior to the Business Combination, SVEJV liquidated and distributed its holdings its ultimate beneficiaries, including members of Catapult Goliath.
Catapult Goliath is managed by Mr. Hsueh, who was the former Chief Financial Officer of Legacy Grindr from June 2020 to September 2022 (20% ownership interest in Catapult Goliath) Mr. Bonforte, who was the former Chief Executive Officer of Legacy Grindr from June 2020 to October 2022, Rick Marini, who was the former Chief Operating Officer of Legacy Grindr from June 2020 to October 2022, and Mr. Yagan, a director of Legacy Grindr, are members of Catapult Goliath (each hold a 20% ownership interest in Catapult Goliath). Each of Messrs. Bonforte, Hsueh, Marini, and Yagan are grantee beneficiaries of Catapult Goliath.
SV Consolidation
Prior to its liquidation, SVH directly and indirectly held units of Legacy Grindr through various wholly owned or partially owned subsidiaries. Prior to the Closing, SVEJV was liquidated and the San Vicente Entities merged with and into Legacy Grindr, with Legacy Grindr being the surviving entity, resulting in SV Investments and Catapult Goliath as direct equity holders in Legacy Grindr (the “SV Consolidation”). The SV Consolidation began one day following the extraordinary general meeting and was completed within approximately six days. See the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financing Arrangements—Deferred Payment” in this prospectus for further details.
Other Transactions
We have entered into employment and other agreements with certain of our executive officers. For a description of agreements with our named executive officers, see the section titled “Executive and Director Compensation—Executive Compensation Arrangements” in this prospectus for further details.
We have granted equity awards to certain of our executive officers. For a description of equity awards granted to our named executive officers, see the section titled “Executive and Director Compensation” in this prospectus for further details.
After the Business Combination, certain members of our management team who remained with us were paid consulting, management or other fees from us with any and all amounts being fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials furnished to our shareholders. The amount of such compensation was determined by the Board, and was publicly disclosed at the time of its determination in our Current Report on Form 8-K filed on November 23, 2022, as required by the SEC.
All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by a majority of our uninterested “independent” directors or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.
Indemnification Agreements
Our corporate governance documents, which became effective following the Business Combination, provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to certain exceptions contained in our Certificate of Incorporation.
We have entered into indemnification agreements, the form of which is attached as Ex. 10.2 of this prospectus, with each of our directors and executive officers. For a description of these agreements, see the section titled “Management—Limitation of Liability and Indemnification” in this prospectus for further details.

Related-Person Transaction Policy
Our audit committee has adopted a written Related-Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration, and oversight of related-person transactions. For purposes of the policy, a related-person transaction is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any related person are, were, or will be participants, and in which any related-person had, has, or will have a direct or indirect material interest, and the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee, consultant, or director will not be considered related-person transactions under this policy.
Under the policy, a related-person is, at any time since the beginning of our last fiscal year was, a director or executive officer or a nominee to become a director, or a security holder known by us to beneficially own more than 5% of any class of our voting securities (a “significant stockholder”), including any of their immediate family members and affiliates, including entities controlled by such persons or such person has a 5% or greater beneficial ownership interest.
Each director and executive officer shall identify, and we shall request each significant stockholder to identify, any related-person transaction involving such director, executive officer or significant stockholder or their immediate family members and affiliates, inform, and obtain approval from our audit committee pursuant to in accordance with the policy before such related-person may engage in the transaction.
In considering related-person transactions, our audit committee takes into account the relevant available facts and circumstances, which may include, but are not limited to:
•	the risk, cost and benefits to us;
•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director, or an entity with which a director is affiliated;
•	the terms of the transaction;
•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally; and
•	the availability of other sources for comparable services or products.
Our audit committee shall approve only those related-party transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests and our stockholders, as our audit committee determines in the good faith exercise of its discretion.
Post-Business Combination Arrangements
In connection with the Business Combination, certain agreements were entered into pursuant to the Merger Agreement. The agreements described in this section, or forms of such agreements as were in effect substantially concurrently with the completion of the Business Combination, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto. These agreements include:
•	voting and support agreements;
•	forward purchase agreements ; and
•	amended and restated registration rights agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
The following table sets forth the beneficial ownership of Common Stock as of March 14, 2023, by:
•	each person who is the beneficial owner of more than 5% of Common Stock;
•	each person who is an executive officer or director of the Company; and
•	all executive officers and directors of the Company, as a group.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security or the right to acquire such power within 60 days of March 14, 2023.
There were 173,745,032 shares of Common Stock issued and outstanding. Common Stock issuable upon exercise of warrants or options currently exercisable within 60 days are deemed outstanding solely for purposes of calculating the percentage of total voting power of the beneficial owner thereof. Unless otherwise indicated, the Company believes that all persons named below have sole voting and investment power with respect to the voting securities indicated in the table below and the corresponding footnotes as being beneficially owned by them.
Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock	Percentage of Shares of Common Stock(2)
5% Holders
The 1997 Gearon Family Trust(3)	15,468,109	8.9%
Ashish Gupta(4)	14,084,055	7.9%
Jeremy Leonard Brest(5)	10,548,557	6.1%
Directors and Executive Officers
George Arison	—	—
Vandana Mehta-Krantz	—	—
Austin Balance	—	—
Raymond Zage, III(6)	94,726,048	49.8%
James Fu Bin Lu(7)	40,059,204	22.9%
J. Michael Gearon, Jr.(3)	15,468,109	8.9%
Daniel Brooks Baer	—	—
Meghan Stabler	—	—
Gary I. Horowitz	—	—
Maggie Lower	—	—
Nathan Richardson	—	—
All Company directors and executive officers as a group (eleven individuals)	150,253,361	81.6%
(1)	Unless otherwise noted, the business address of each of those listed in the table above is c/o Grindr Inc., 750 N San Vicente Blvd Ste RE1400, West Hollywood, CA 90069.
(2)
In calculating the percentages, (a) the numerator is calculated by adding the number of shares of Common Stock held by such beneficial owners and the number of shares of Common Stock issuable upon the exercise of a Warrant or options and (b) the denominator is calculated by adding the aggregate number of shares of Common Stock outstanding and the number of shares Common Stock issuable upon the exercise of Warrants or options held by such beneficial owner, if any (but not the number of shares of Common Stock issuable upon the exercise of Warrants or options held by any other beneficial owner).

(3)
Consists of (i) 14,948,334 shares of Common Stock and (ii) 519,775 Warrants, the record holder of all of which is 28th Street Ventures, LLC, a Georgia limited liability company (“28th Street”). Mr. Gearon and The 1997 Gearon Family Trust, by virtue of each of their 50% beneficial ownership of 28th Street, may be deemed to beneficially own the securities owned by 28th Street. Mr. Gearon and The 1997 Gearon Family Trust disclaim any beneficial ownership of the securities held by 28th Street, respectively, other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The business address for 28th Street, Mr. Gearon and The 1997 Gearon Family Trust is 3350 Riverwood Parkway, Suite 425, Atlanta, GA 30339.

(4)
Consists of (i) 9,184,168 shares of Common Stock and (ii) 4,899,887 Warrants. Mr. Gupta has pledged 7,474,168 shares of Common Stock and 259,887 Warrants to certain lenders in connection with a financing arrangement. The business address for Mr. Gupta is Ocean Financial Centre, Level 40, 10 Collyer Quay, Singapore 049315.

(5)
Consists of (i) 10,194,093 shares of Common Stock and (ii) 354,464 Warrants, all of which have been pledged to certain lenders in connection with a financing arrangement. The business address for Mr. Brest is 20A Cluny Park, Singapore 259634.

(6)
Consists of (i) 78,302,286 shares of Common Stock and (ii) 16,423,762 Warrants. Mr. Zage is the record holder of 5,360,000 of the shares of Common Stock and 13,920,000 of the Warrants reported herein, Tiga Investments Pte. Ltd., a Singapore company (“Tiga Investments”) is the record holder of 935,953 of the shares of Common Stock and Tiga SVH Investments Limited, a Cayman Islands company (“Tiga SVH”), is the record holder of the remainder. Tiga SVH is 100% owned by Tiga Investments, which is in turn 100% owned by Mr. Zage. Tiga SVH has pledged 72,006,333 shares of Common Stock and 2,503,762 Warrants to certain lenders in connection with a financing arrangement. The business address for Mr. Zage, Tiga SVH, and Tiga Investments is Ocean Financial Centre, Level 40, 10 Collyer Quay, Singapore 049315.

(7)
Consists of (i) 38,425,923 shares of Common Stock held by Longview Capital SVH LLC, a Washington limited liability company (“Longview SVH”), (ii) 1,336,124 Warrants held by Longview SVH, and (iii) an option to acquire 554,639 shares of Common Stock within 60 days by Longview Capital Holdings LLC, a Washington limited liability company (“Longview”). Longview SVH is 100% owned by Longview Grindr Holdings Limited, a British Virgin Islands company (“Longview Grindr”), which in turn is 100% owned by Longview, which is 100% owned by Mr. Lu. Longview SVH has pledged 38,425,923 shares of Common Stock and 1,336,124 Warrants to certain lenders in connection with a financing arrangement. The business address for Mr. Lu, Longview SVH, Longview Grindr, and Longview is 428 East Street Ste E, Grinnell, IA 50112.

SELLING SECURITYHOLDERS
This prospectus relates to the resale by the selling securityholders from time to time of up to 174,971,961 shares of Common Stock (including (i) up to 144,214,804 shares of Common Stock owned by certain equity holders of Legacy Grindr, (ii) up to 5,000,000 shares of Common Stock issuable upon the exercise of the FPA Warrants, (iii) up to 297,157 shares of Common Stock acquirable upon the exercise of certain options, and (iv) up to 18,560,000 shares of Common Stock that may be issued upon exercise of the Private Placement Warrants) and up to 23,560,000 warrants, including (i) up to 18,560,000 Private Placement Warrants and (ii) up to 5,000,000 FPA Warrants). The selling securityholders may from time to time offer and sell any or all of the Common Stock and Private Placement Warrants set forth below pursuant to this prospectus and any accompanying prospectus supplement. As used in this prospectus, the term “selling securityholders” includes the persons listed in the table below, together with any additional selling securityholders listed in a subsequent amendment to this prospectus, and their pledgees, donees, transferees, assignees, successors, designees and others who later come to hold any of the selling securityholders’ interests in the Common Stock or Private Placement Warrants other than through a public sale.
Certain of the selling securityholders listed below entered into a Lock-up Agreement with us with respect to certain of the shares of Common Stock that may be sold by it, from time to time, pursuant to the registration statement of which this prospectus forms part. Such restrictions began at Closing and end on the earliest to occur of (i) 365 days after the date of the Closing; (ii) the first day after the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date of the Closing; or (iii) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their Common Stock for cash, securities or other property. See the section titled “Certain Relationships and Related Party Transactions—A&R Registration Rights Agreement” in this prospectus for further details.
Except as set forth in the footnotes below, the following table sets forth, based on written representations from the selling securityholders, certain information as of March 14, 2023 regarding the beneficial ownership of our Common Stock and Warrants by the selling securityholders and the shares of Common Stock and Warrants being offered by the selling securityholders. The applicable percentage ownership of Common Stock is based on approximately 173,745,032 shares of Common Stock outstanding as of March 14, 2023. Information with respect to shares of Common Stock and Private Placement Warrants owned beneficially after the offering assumes the sale of all of the shares of Common Stock or Private Placement Warrants. The selling securityholders may offer and sell some, all or none of their shares of Common Stock or Private Placement Warrants, as applicable.
We have determined beneficial ownership in accordance with the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security or the right to acquire such power within 60 days of March 14, 2023. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the selling securityholders have sole voting and investment power with respect to all shares of Common Stock and Warrants that they beneficially own, subject to applicable community property laws. Except as otherwise described below, based on the information provided to us by the selling securityholders, no selling securityholder is a broker-dealer or an affiliate of a broker dealer.

Please see the section titled “Plan of Distribution” in this prospectus for further information regarding the selling securityholder’s method of distributing these shares.
	Shares of Common Stock				Warrants to Purchase Common Stock
Name of Selling Securityholder	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering
James Fu Bin Lu(1)	40,059,204	40,059,204	40,059,204	22.9%	1,336,124	1,336,124	1,336,124	3.6%
G. Raymond Zage, III(2)	94,726,048	94,726,048	94,726,048	49.8%	16,423,762	16,423,762	16,423,762	44.0%
J. Michael Gearon, Jr.(3)	15,468,109	15,468,109	15,468,109	8.9%	519,775	519,775	519,775	1.4%
Ashish Gupta(4)	14,084,055	14,084,055	14,084,055	7.9%	4,899,887	4,899,887	4,899,887	13.1%
Jeremy Leonard Brest(5)	10,548,557	10,548,557	10,548,557	6.1%	354,464	354,464	354,464	*
David Ryan(6)	20,000	20,000	20,000	*	—	—	—	—
Carman Wong(6)	20,000	20,000	20,000	*	—	—	—	—
Ben Falloon(6)	20,000	20,000	20,000	*	—	—	—	—
*	Less than one percent.
(1)
Mr. Lu is the chairperson of our board of directors. Consists of (i) 38,425,923 shares of Common Stock held by Longview SVH, (ii) 1,336,124 Warrants held by Longview SVH and (iii) an option to acquire 297,157 shares of Common Stock within 60 days by Longview. Longview SVH is 100% owned by Longview Grindr, which in turn is 100% owned by Longview, which is 100% owned by Mr. Lu. Mr. Lu, Longview Grindr and Longview may be deemed to have the right to exercise voting and investment power over the shares held by Longview SVH. Mr. Lu, Longview Grindr and Longview each disclaim any beneficial ownership of the securities held by Longview SVH, respectively, other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Longview SVH has pledged 38,425,923 shares of Common Stock and 1,336,124 Warrants to certain lenders in connection with a financing arrangement. The business address for Mr. Lu, Longview SVH, Longview Grindr and Longview is 428 East Street Ste E, Grinnell, IA 50112.

(2)
Mr. Zage is a member of our board of directors. Mr. Zage was also the former chairman and Chief Executive Officer of Tiga and resigned in connection with the Business Combination. Consists of (i) 72,006,333 shares of Common Stock held by Tiga SVH, (ii) 2,503,762 Warrants held by Tiga SVH, (iii) 5,360,000 shares of Common Stock held by Mr. Zage, (iv) 13,920,000 Warrants held by Mr. Zage and (v) 935,953 shares of Common Stock held by Tiga Investments. Tiga SVH is 100% owned by Tiga Investments, which is in turn 100% owned by Mr. Zage. Tiga Investments and Mr. Zage may be deemed to have the right to exercise voting and investment power over the shares held by Tiga SVH. Tiga Investments and Mr. Zage each disclaim any beneficial ownership of the securities held by Tiga SVH, respectively, other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Tiga SVH has pledged 72,006,333 shares of Common Stock and 2,503,762 Warrants to certain lenders in connection with a financing arrangement. The business address for Mr. Zage, Tiga SVH and Tiga Investments is Ocean Financial Centre, Level 40, 10 Collyer Quay, Singapore 049315.

(3)
Mr. Gearon is a member of our board of directors. Consists of (i) 14,948,334 shares of Common Stock held by 28th Street and (ii) 519,775 Warrants held by 28th Street. Mr. Gearon and The 1997 Gearon Family Trust, by virtue of each of their 50% beneficial ownership of 28th Street, may be deemed to have the right to exercise voting and investment power over the securities held by 28th Street. Mr. Gearon and The 1997 Gearon Family Trust disclaim any beneficial ownership of the securities held by 28th Street, respectively, other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The business address for 28th Street, Mr. Gearon and The 1997 Gearon Family Trust is 3350 Riverwood Parkway, Suite 425, Atlanta, GA 30339.

(4)
Mr. Gupta was a former director and President of Tiga and resigned in connection with the Business Combination. Consists of (i) 9,184,168 shares of Common Stock and (ii) 4,899,887 Warrants held by Mr. Gupta. Mr. Gupta has pledged 7,474,168 shares of Common Stock and 259,887 Warrants to certain lenders in connection with a financing arrangement. The business address for Mr. Gupta is Ocean Financial Centre, Level 40, 10 Collyer Quay, Singapore 049315.

(5)
Consists of (i) 10,194,093 shares of Common Stock and (ii) 354,464 Warrants, all of which have been pledged to certain lenders in connection with a financing arrangement. The business address for Mr. Brest is 20A Cluny Park, Singapore 259634.

(6)	Messrs. Ryan and Falloon and Ms. Wong were former directors of Tiga and resigned in connection with the Business Combination.

DESCRIPTION OF OUR SECURITIES
The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to our Certificate of Incorporation, our Bylaws and the Warrants-related documents described herein, which are exhibits to the registration statement of which this prospectus is a part. We urge you to read each of our Certificate of Incorporation, our Bylaws, and the Warrants-related documents described herein in their entirety for a complete description of the rights and preferences of our securities.
General
Grindr has two classes of securities registered under Section 12 of the Exchange Act: Common Stock, and Public Warrants, with each whole Public Warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share. Our outstanding securities also include Private Placement Warrants originally issued in a private placement to the initial stockholder of Tiga in connection with the initial public offering of Tiga, with each whole Private Placement Warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share.
The following summary of the material terms of our Common Stock and Warrants is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to Certificate of Incorporation, our Bylaws and the Warrant-related documents described herein, each of which is filed as an exhibit to our prospectus, and are incorporated by reference herein. We urge you to read each of the Certificate of Incorporation, the Bylaws, the Warrant-related documents and the applicable provisions of the DGCL in their entirety for a complete description of the rights and preferences of our securities.
Authorized and Outstanding Stock
Our Certificate of Incorporation authorizes the issuance of 1,100,000,000 shares of our capital stock, consisting of (a) 1,000,000,000 shares of Common Stock and (b) 100,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). All of our issued and outstanding shares of capital stock are duly authorized, validly issued, fully paid, and non-assessable. There were approximately 173,745,032 shares of Common Stock and no shares of Preferred Stock outstanding as of March 14, 2023.
Common Stock
Voting Power
Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of Preferred Stock, under the Certificate of Incorporation, the holders of Common Stock are entitled to vote on each matter submitted to a vote of stockholders and are entitled to one vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter, including the election or removal of directors. The holders of Common Stock shall at all times vote together as one class on all matters submitted to a vote of Common Stock under the Certificate of Incorporation.
Dividends
Subject to applicable law and the rights and preferences of any holders of any outstanding shares of Preferred Stock, under the Certificate of Incorporation, dividends and distributions may be declared and paid ratably on the Common Stock out of our assets that are legally available for this purpose at such times and in such amounts as our board of directors in its discretion shall determine.
Liquidation, Dissolution and Winding Up
Subject to applicable law and the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution, or winding-up, whether voluntary or involuntary, after payment or provision for payment of our debts and other liabilities and subject to the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to our distribution of assets upon such dissolution, liquidation or winding up, the holders of Common Stock are entitled to receive all our remaining assets available for distribution to stockholders, ratably in proportion to the number of shares of Common Stock held by each such holder.

No Preemptive or Other Rights
The holders of Common Stock do not have preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to Common Stock.
Preferred Stock
Our Certificate of Incorporation authorizes 100,000,000 shares of Preferred Stock and provides that shares of Preferred Stock may be issued, from time to time, in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors is able to, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of Common Stock and could have anti-takeover effects. The ability of our board of directors to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring, or preventing a change of control of us or the removal of existing management. We have no Preferred Stock outstanding and we do not currently intend to issue any shares of Preferred Stock, but we cannot assure you that we will not do so in the future.
Warrants
Public Warrants
Each Public Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time since December 18, 2022. Pursuant to the terms of the Warrant Agreement between Grindr Inc. and Continental Stock Transfer & Trust Company, dated November 23, 2020, as amended by that certain First Amendment to the Warrant Agreement, dated November 17, 2022 (collectively, the “Warrant Agreement”), a warrant holder may exercise their Public Warrants only for a whole number of shares of Common Stock. This means only a whole Public Warrant may be exercised at a given time by a warrant holder. No fractional shares of Common Stock will be issued upon exercise and only whole Public Warrants will trade. The Public Warrants will expire on November 18, 2027 at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
We are not obligated to deliver any shares of Common Stock pursuant to the exercise of a Public Warrant and have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) covering the issuance of the shares of Common Stock issuable upon exercise of the Public Warrants is then effective and a current prospectus relating to those shares of Common Stock is available, subject to our satisfaction of our obligations described below with respect to registration, or a valid exemption from registration is available. No Public Warrant will be exercisable for cash or on a cashless basis (unless permitted by us in certain circumstances specified in the Warrant Agreement), and we will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such Public Warrant will not be entitled to exercise such Public Warrant and such Public Warrant may have no value and expire worthless.
Redemption of Public Warrants for Cash when the price per share of Common Stock equals or exceeds $18.00.
We may call the Public Warrants for redemption (except as described herein with respect to the Private Placement Warrants):
•	in whole and not in part;
•	at a price of $0.01 per Public Warrant;
•	upon a minimum of thirty (30) days’ prior written notice of redemption, to each warrant holder; and
•
if, and only if, the closing price of Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock recapitalizations, reorganizations, recapitalizations and the like) for any twenty (20) trading days within a thirty (30)-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

We will not redeem the Public Warrants as described above unless a registration statement under the Securities Act covering the issuance of the Common Stock issuable upon exercise of the Public Warrants is then effective and a current prospectus relating to those shares of Common Stock is available throughout the 30-day redemption period. If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.
We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Public Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise their Public Warrant prior to the scheduled redemption date. However, the price of Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) Public Warrant exercise price after the redemption notice is issued.
Redemption of Public Warrants for Cash when the price per share of Common Stock equals or exceeds $10.00.
Once the Public Warrants become exercisable, we may call the Public Warrants for redemption:
•	in whole and not in part;
•
at $0.10 per Public Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Public Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of shares of Common Stock (as defined below) except as otherwise described below;

•
if, and only if, the closing price of Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock recapitalizations, reorganizations, recapitalizations and the like) for any twenty (20) trading days within the thirty (30)-trading day period ending three trading days before we send the notice of redemption to the warrant holders; and

•
if the closing price of Common Stock for any twenty (20) trading days within a thirty (30)-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for stock splits, stock recapitalizations, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

Beginning on the date the notice of redemption is given until the Public Warrants are redeemed or exercised, holders may elect to exercise their Public Warrants on a cashless basis. The numbers in the table below represent the number of shares of Common Stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by pursuant to this redemption feature, based on the “fair market value” of shares of Common Stock on the corresponding redemption date (assuming holders elect to exercise their Public Warrants and such Public Warrants are not redeemed for $0.10 per Public Warrant), determined for these purposes based on volume weighted-average price of shares of Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the warrant holders, and the number of months that the corresponding redemption date precedes the expiration date of the Public Warrants, each as set forth in the table below. We will provide warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.
The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Public Warrant or the exercise price of a Public Warrant is adjusted as set forth under the heading “—Anti-Dilution Adjustments” below. If the number of shares issuable upon exercise of a Public Warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Public Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Public Warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Public Warrant. If the exercise price of a Public Warrant is adjusted in the case of an adjustment pursuant to the second paragraph under the heading “—Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a Public Warrant pursuant to such exercise price adjustment.

	Fair Market Value of Common Stock
Redemption Date (period to expiration of Public Warrants)	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00≥
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Common Stock to be issued for each Public Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted-average price of shares of Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the warrant holders is $11.00 per share, and at such time there are 57 months until the expiration of the Public Warrants, holders may choose to, in connection with this redemption feature, exercise their Public Warrants for 0.277 shares of Common Stock for each whole Public Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted-average price of shares of Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the warrant holders is $13.50 per share, and at such time there are 38 months until the expiration of the Public Warrants, holders may choose to, in connection with this redemption feature, exercise their Public Warrants for 0.298 shares of Common Stock for each whole Public Warrant. In no event will the Public Warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of Common Stock per Public Warrant (subject to adjustment). Finally, as reflected in the table above, if the Public Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by pursuant to this redemption feature, since they will not be exercisable for any shares of Common Stock.
This redemption feature differs from the typical warrant redemption features used in many other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the Common Stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding Public Warrants to be redeemed when the shares of Common Stock are trading at or above $10.00 per share, which may be at a time when the trading price of shares of Common Stock is below the exercise price of the Public Warrants. Tiga had established this redemption feature to provide flexibility to redeem the Public Warrants without the Public Warrants having to reach the $18.00 per share threshold set forth above under “—Redemption of Public Warrants for Cash when the price per share of Common Stock equals or exceeds $18.00.” Holders choosing to exercise their Public Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their Public Warrants based on an option pricing model with a fixed volatility input as of Tiga’s initial public offering. This redemption right provides an additional mechanism by which to redeem all of the outstanding Public Warrants, and therefore have certainty as to our capital structure as the Public Warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the Public Warrants if we determine it is in our best interest to do so. As such, we would presumably redeem the Public Warrants in this manner when we believe it is in our best interest to update our capital structure to remove the Public Warrants and pay the redemption price to the warrant holders.
As stated above, we can redeem the Public Warrants when the shares of Common Stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will presumably provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their Public Warrants on a cashless basis for the applicable number of shares. If we choose to redeem the Public Warrants when the shares of Common Stock are trading at a price below the exercise price of the Public Warrants, this could result in the warrant holders receiving fewer shares of Common Stock than they would have received if they had chosen to wait to exercise their Public Warrants for shares of Common Stock if and when such shares of Common Stock were trading at a price higher than the exercise price of $11.50.
No fractional shares of Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, will round down to the nearest whole number of the number of shares of Common Stock to be issued to the holder. We will use commercially reasonable efforts to register under the Securities Act the shares of Common Stock issuable upon the exercise of the Public Warrants.
Redemption Procedures
A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or other amount as specified by the holder) of the shares of Common Stock outstanding immediately after giving effect to such exercise.
Anti-Dilution Adjustments
If the number of outstanding shares of Common Stock is increased by a capitalization or stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such capitalization, stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering made to all or substantially all holders of Common Stock entitling holders to purchase shares of Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Stock) multiplied by (ii) one minus the quotient of (x) the price per share of Common Stock paid in such rights offering and (y) the “historical fair market value.” For these purposes (1) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) historical fair market value means the volume weighted-average price per share of Common Stock as reported during the ten trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Common Stock on account of such shares of Common Stock (or other securities of our capital stock into which the Public Warrants are convertible), other than (a) as described above or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that result in an adjustment to the exercise price or to the number of shares of Common Stock issuable on exercise of each Public Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the Public Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.
If the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.
Whenever the number of shares of Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the Public Warrant exercise price will be adjusted by multiplying the Public Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of the shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their Public Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Public Warrant will become exercisable will be deemed to be the weighted-average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding shares of Common Stock, the holder of a Public Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the Public Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the shares of Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of Common Stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the Public Warrant within thirty (30) days following public disclosure of such transaction, the Public Warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the Public Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Public Warrants when an extraordinary transaction occurs during the exercise period of the Public Warrants pursuant to which the holders of the Public Warrants otherwise do not receive the full potential value of the Public Warrants.

The Public Warrants were issued in registered form under the Warrant Agreement. If you hold Public Warrants, you should review a copy of the Warrant Agreement, which is filed as an exhibit to our prospectus, for a description of the terms and conditions applicable to the Public Warrants. The Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder for the purpose of curing any ambiguity or correcting any mistake or adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Public Warrants, provided that the approval by the holders of at least 65% of the then-outstanding Public Warrants is required to make any change that adversely affects the interests of the registered holders.
The warrant holders do not have the rights or privileges of holders of shares of Common Stock and any voting rights until they exercise their Public Warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by our stockholders.
No fractional warrants will be issued upon exercise of the Public Warrants and only whole warrants will trade. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number shares of Common Stock to be issued to the warrant holder.
The parties to the Warrant Agreement have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and such parties irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.
Private Placement Warrants and FPA Warrants
Except as described below, the Private Placement Warrants and FPA Warrants have terms and provisions that are identical to those of the Public Warrants. The Private Placement Warrants (including Common Stock issuable upon exercise of the Private Placement Warrants) will not be redeemable by us (except as described under “—Redemption of Public Warrants for Cash when the price per share of Common Stock equals or exceeds $10.00”) so long as they are held by Tiga or its permitted transferees. Tiga, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. If the Private Placement Warrants are held by holders other than Tiga or its permitted transferees, the Private Placement Warrants will be redeemable by us and exercisable by the holders on the same basis as the Public Warrants. Any amendment to the terms of the Private Placement Warrants or any provision of the Warrant Agreement with respect to the Private Placement Warrants requires a vote of holders of at least 65% of the number of the then outstanding Private Placement Warrants.
Except as described under “—Redemption of Public Warrants for Cash when the price per share of Common Stock equals or exceeds $10.00,” if holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their Private Placement Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Private Placement Warrants, multiplied by the excess of Tiga “fair market value” (defined below) over the exercise price per share of the Private Placement Warrants by (y) Tiga fair market value. Tiga “fair market value” shall mean the average closing price per share of Common Stock for the ten (10) trading days ending on the third trading day prior to the date on which the notice of Private Warrant exercise is sent to the warrant agent.
Dividends
We have not paid any cash dividends on our Common Stock or Warrants to date. The payment of cash dividends in the future will be dependent upon our revenues and income, if any, capital requirements, the terms of any outstanding indebtedness and general financial condition. The payment of any cash dividends will be within the discretion of our board of directors at such time. In addition, our board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Exclusive Forum
Our Certificate of Incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or shareholders to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or Certificate of Incorporation or the Bylaws, (iv) any action arising pursuant to any provision of the DGCL, the Bylaws or the Certificate of Incorporation or (v) any action asserting a claim against us or any current or former director, officer or stockholder governed by the internal affairs doctrine will have to be brought in the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. The foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act.
Corporate Opportunities
Our organizational documents provide that, to the fullest extent permitted by law, we will renounce any entitlement to certain corporate opportunities offered to certain non-interested stockholders or any of their respective officers, directors, employees, equity holders, members, and principals, other than those opportunities that are expressly and solely offered in connection with such person’s service as a member of our board of directors.
Transfer Agent
The transfer agent for our securities is CST. CST’s address is One State Street Plaza, 30th Floor New York, New York 10004.
Exchange Listing
Our Common Stock and Public Warrants are listed on NYSE under the symbols “GRND” and “GRND.WS,” respectively.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
The following discussion is a summary of material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our Common Stock and the purchase, exercise, disposition and lapse of our Warrants. The Common Stock and the Warrants are collectively referred to herein as our securities. All prospective holders of our securities should consult their tax advisors with respect to the U.S. federal, state, local, and non-U.S. tax consequences of the purchase, ownership, and disposition of our securities.
This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating to the purchase, ownership, and disposition of our securities. This summary is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements, and rulings of the U.S. Internal Revenue Service, which we refer to as the IRS, and judicial decisions, all as in effect as of the date of this prospectus. These authorities are subject to change and differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to holders described in this discussion. There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a holder of the purchase, ownership, or disposition of our securities. We assume in this discussion that a holder holds our securities as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of that holder’s individual circumstances, nor does it address the special tax accounting rules under Section 451(b) of the Code, any alternative minimum, Medicare contribution, estate or gift tax consequences, or any aspects of U.S. state, local or non-U.S. taxes, or any other U.S. federal tax laws. This discussion also does not address consequences relevant to holders subject to special tax rules, such as holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, governmental organizations, banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities, commodities or currencies, regulated investment companies or real estate investment trusts, persons that have a “functional currency” other than the U.S. dollar, tax-qualified retirement plans, holders who hold or receive our securities pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our securities as part of a hedge, straddle, or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our securities under the constructive sale provisions of the Code, passive foreign investment companies, controlled foreign corporations, and certain former U.S. citizens or long-term residents.
In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold our securities through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds our securities, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of our securities.
For purposes of this discussion, a “U.S. Holder” means a beneficial owner of our securities (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•
a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust if (a) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. Holder” is a beneficial owner of our securities that is neither a U.S. Holder nor a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

Tax Considerations Applicable to U.S. Holders
Taxation of Distributions
If we pay distributions or make constructive distributions (other than certain distributions of our stock or rights to acquire our stock) to U.S. Holders of shares of our Common Stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Common Stock and will be treated as described under “U.S. Holders—Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of Common Stock” below.
Dividends we pay to a U.S. Holder that is a taxable corporation will generally qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at ordinary income tax rates instead of the preferential rates that apply to qualified dividend income.
Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of Common Stock
A U.S. Holder generally will recognize gain or loss on the sale, taxable exchange, or other taxable disposition of our Common Stock. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Common Stock so disposed of exceeds one year. The amount of gain or loss recognized will generally be equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition and (2) the U.S. Holder’s adjusted tax basis in its Common Stock so disposed of. A U.S. Holder’s adjusted tax basis in its Common Stock will generally equal the U.S. Holder’s acquisition cost for such Common Stock (or, in the case of Common Stock received upon exercise of a Warrant, the U.S. Holder’s initial basis for such Common Stock, as discussed below), less any prior distributions treated as a return of capital. Long-term capital gains recognized by non-corporate U.S. Holders are generally eligible for reduced rates of tax. If the U.S. Holder’s holding period for the Common Stock so disposed of is one year or less, any gain on a sale or other taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.
Exercise of a Warrant
Except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder generally will not recognize taxable gain or loss upon exercise of a Warrant for cash. The U.S. Holder’s initial tax basis in the share of our Common Stock received upon exercise of the Warrant will generally be an amount equal to the sum of the U.S. Holder’s acquisition cost of the Warrant and the exercise price of such Warrant. It is unclear whether a U.S. Holder’s holding period for the Common Stock received upon exercise of the Warrant would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; however, in either case the holding period will not include the period during which the U.S. Holder held the Warrants.
In certain circumstances, the Warrants may be exercised on a cashless basis. The U.S. federal income tax treatment of an exercise of a warrant on a cashless basis is not clear, and could differ from the consequences described above. It is possible that a cashless exercise could be a taxable event. U.S. holders are urged to consult their tax advisors as to the consequences of an exercise of a Warrant on a cashless basis, including with respect to their holding period and tax basis in the Common Stock received upon exercise of the Warrant.
Sale, Exchange, Redemption or Expiration of a Warrant
Upon a sale, exchange (other than by exercise), redemption, or expiration of a Warrant, a U.S. Holder will recognize taxable gain or loss in an amount equal to the difference between (1) the amount realized upon such disposition or expiration and (2) the U.S. Holder’s adjusted tax basis in the Warrant. A U.S. Holder’s adjusted tax basis in its Warrants will generally equal the U.S. Holder’s acquisition cost, increased by the amount of any constructive distributions included in income by such U.S. Holder (as described below under “Tax Considerations Applicable to U.S. Holders—Possible Constructive Distributions”). Such gain or loss generally will be treated as long-term capital gain or loss if the Warrant is held by the U.S. Holder for more than one year at the time of such disposition or expiration.
If a Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s adjusted tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrant is held for more than one year. Because the term of the Warrants is more than one year, a U.S. Holder’s capital loss will be treated as a long-term capital loss. The deductibility of capital losses is subject to certain limitations.
Possible Constructive Distributions
The terms of each Warrant provide for an adjustment to the number of shares of Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this prospectus titled “Description of our Securities—Warrants.” An adjustment which has the effect of preventing dilution generally should not be a taxable event. Nevertheless, a U.S. Holder of Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise or an adjustment to the exercise price of the Warrant) as a result of a distribution of cash to the holders of shares of our Common Stock which is taxable to such holders as a distribution. Such constructive distribution would be subject to tax as described above under “Tax Considerations Applicable to U.S. Holders—Taxation of Distributions” in the same manner as if such U.S. Holder received a cash distribution from us on Common Stock equal to the fair market value of such increased interest.
Information Reporting and Backup Withholding.
In general, information reporting requirements may apply to dividends paid to a U.S. Holder and to the proceeds of the sale or other disposition of our shares of Common Stock and Warrants, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number (or furnishes an incorrect taxpayer identification number) or a certification of exempt status, or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Taxpayers should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.
Tax Considerations Applicable to Non-U.S. Holders
Taxation of Distributions
In general, any distributions (including constructive distributions) we make to a non-U.S. Holder of shares on our Common Stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States or, if an applicable tax treaty so requires, are not attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). In the case of any constructive dividend (as described below under “Tax Considerations Applicable to Non-U.S. Holders—Possible Constructive Distributions”), it is possible that this tax would be withheld from any amount owed to a non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from Warrants or other property subsequently paid or credited to such holder. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its shares of our Common Stock and, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Common Stock, which will be treated as described under “Tax Considerations Applicable to Non-U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and Warrants” below. In addition, if we determine that we are likely to be classified as a “United States real property holding corporation” (see the section titled “Tax Considerations Applicable to Non-U.S. Holders—Gain on Sale, Exchange, or Other Taxable Disposition of Common Stock and Warrants” below), we will withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.
Dividends we pay to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and if a tax treaty applies are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (generally by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).
Exercise of a Warrant
The U.S. federal income tax treatment of a non-U.S. Holder’s exercise of a Warrant will generally correspond to the U.S. federal income tax treatment of the exercise of a Warrant by a U.S. Holder, as described under “Tax Considerations Applicable to U.S. Holders—Exercise of a Warrant” above, although to the extent a cashless exercise results in a taxable exchange, the tax consequences to the non-U.S. Holder would be the same as those described below in “Tax Considerations Applicable to Non-U.S. Holders—Gain on Sale, Exchange or Other Taxable Disposition of Common Stock and Warrants.”
Gain on Sale, Exchange or Other Taxable Disposition of Common Stock and Warrants
A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Common Stock or Warrants or an expiration or redemption of our Warrants, unless:
•
the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder);

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or
•
we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held our Common Stock or Warrants and, in the case where shares of our Common Stock are regularly traded on an established securities market, (i) the non-U.S. Holder is disposing of our Common Stock and has owned, directly or constructively, more than 5% of our Common Stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the shares of our Common Stock or (ii), in the case where our Warrants are regularly traded on an established securities market, the non-U.S. Holder is disposing of our Warrants and has owned, directly or constructively, more than 5% of our Warrants at any time within the within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the shares of our Warrants. There can be no assurance that our Common Stock or Warrants will be treated as regularly traded or not regularly traded on an established securities market for this purpose.

Gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a non-U.S. Holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower applicable treaty rate). Gain described in the second bullet point above will generally be subject to a flat 30% U.S. federal income tax. Non-U.S. Holders are urged to consult their tax advisors regarding possible eligibility for benefits under income tax treaties.
If the third bullet point above applies to a non-U.S. Holder and applicable exceptions are not available, gain recognized by such holder on the sale, exchange or other disposition of our Common Stock or Warrants, as applicable, will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our Common Stock or Warrants from such holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a United States real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not believe we currently are or will become a United States real property holding corporation, however there can be no assurance in this regard. Non-U.S. Holders are urged to consult their tax advisors regarding the application of these rules.
Possible Constructive Distributions
The terms of each Warrant provide for an adjustment to the number of shares of Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section titled “Description of our Securities—Warrants.” An adjustment which has the effect of preventing dilution generally should not be a taxable event. Nevertheless, a non-U.S. Holder of Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise or an adjustment to the exercise price of the Warrant) as a result of a distribution of cash to the holders of shares of our Common Stock which is taxable to such holders as a distribution. A non-U.S. Holder would be subject to U.S. federal income tax withholding as described above under “Non-U.S. Holders—Taxation of Distributions” under that section in the same manner as if such non-U.S. Holder received a cash distribution from us on Common Stock equal to the fair market value of such increased interest.
Foreign Account Tax Compliance Act
Provisions of the Code and Treasury Regulations and administrative guidance promulgated thereunder commonly referred as the “Foreign Account Tax Compliance Act” (“FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends (including constructive dividends) in respect of our securities which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our securities held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us or the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. Withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends, however, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on such gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our securities.
Information Reporting and Backup Withholding
Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our Common Stock and Warrants. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION
We are registering the issuance by us of up to 37,360,000 shares of Common Stock, consisting of (i) up to 18,560,000 shares of Common Stock that are issuable upon the exercise of up to 18,560,000 Private Placement Warrants, (ii) up to 13,800,000 shares of Common Stock that are issuable upon the exercise of up to 13,800,000 Public Warrants, and (iii) up to 5,000,000 shares of Common Stock that are issuable upon the exercise of up to 5,000,000 FPA Warrants.
We are also registering the resale by the selling securityholders or their permitted transferees, from time to time, of (i) up to 174,971,961 shares of Common Stock (including up to 144,214,804 shares of Common Stock owned by certain equityholders of Legacy Grindr, up to 5,000,000 shares of Common Stock that are issuable upon the exercise of the FPA Warrants, up to 297,157 shares of Common Stock acquirable upon the exercise of certain options, and up to 18,560,000 shares of Common Stock issuable upon the exercise of the Private Placement Warrants) and (ii) up to 23,560,000 Warrants, consisting of up to 18,560,000 Private Placement Warrants and up to 5,000,000 FPA Warrants.
We are required to pay all fees and expenses incident to the registration of the securities to be offered and sold pursuant to this prospectus. The selling securityholders will bear all commissions and discounts, if any, attributable to their sale of securities.
We will not receive any of the proceeds from the sale of the securities by the selling securityholders. We will receive proceeds from Warrants exercised in the event that such Warrants are exercised for cash. The aggregate proceeds to the selling securityholders will be the purchase price of the securities less any discounts and commissions borne by such selling securityholders.
The shares of Common Stock and Warrants beneficially owned by the selling securityholders covered by this prospectus may be offered and sold from time to time by the selling securityholders. The term “selling securityholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling securityholders may sell their securities by one or more of, or a combination of, the following methods:
•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	an over-the-counter distribution in accordance with the rules of NYSE;
•
through trading plans entered into by a selling securityholder pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•	short sales;
•	distribution to employees, members, limited partners or stockholders of the selling securityholders;
•	through the writing or settlement of options or other hedging transaction, whether through an options exchange or otherwise;
•	by pledge to secured debts and other obligations;
•	delayed delivery arrangements;
•	to or through underwriters or broker-dealers;

•
in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•	in privately negotiated transactions;
•	in options transactions;
•	through a combination of any of the above methods of sales; or
•	any other method permitted pursuant to applicable law.
In addition, any securities that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.
In addition, a selling securityholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is our affiliate (or to the extent otherwise required by law), we may, at our option, file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.
The selling securityholders may sell the securities at prices then prevailing, related to the then prevailing market price or at negotiated prices. The offering price of the securities from time to time will be determined by the selling securityholders and, at the time of the determination, may be higher or lower than the market price of our securities on the NYSE or any other exchange or market. The selling securityholders have the sole and absolute discretion not to accept any purchase offer or make any sale of securities if they deem the purchase price to be unsatisfactory at any particular time or for any other reason.
To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the securities in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the securities short and redeliver the securities to close out such short positions. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling securityholders may also pledge securities to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).
In order to facilitate the offering of the securities, any underwriters, broker-dealers or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. Specifically, the underwriters, broker-dealers or agents, as the case may be, may overallot in connection with the offering, creating a short position in our securities for their own account. In addition, to cover overallotments or to stabilize the price of our securities, the underwriters, broker-dealers or agents, as the case may be, may bid for, and purchase, such securities in the open market. Finally, in any offering of securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a broker-dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters, broker-dealers or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.
It is possible that one or more underwriters may make a market in our securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for our securities.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.
In offering the securities covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.
In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.
At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.
We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the Warrants or shares of Common Stock offered by this prospectus. We and/or the Selling Securityholders may indemnify any broker or underwriter that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.
We have agreed with the selling securityholders to keep the registration statement of which this prospectus constitutes a part effective until such time as all of the securities covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or such securities have been withdrawn or, in the case of shares issued pursuant to the Subscription Agreements, until three years from the effective date of this registration statement.

LEGAL MATTERS
The validity of the securities offered hereby will be passed upon for us by Cooley LLP.
EXPERTS
The consolidated financial statements of Grindr Inc. at December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the securities being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the securities offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.
We are subject to the information reporting requirements of the Exchange Act, and we file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available for review at the SEC’s website at www.sec.gov. We also maintain a website at www.grindr.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.
Our website address is www.grindr.com. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC, including our Annual Reports on Form 10-K; our proxy statements for our annual and special stockholder meetings; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; Forms 3, 4, and 5 and Schedules 13D with respect to our securities filed on behalf of our directors and our executive officers; and amendments to those documents. The information contained on, or that may be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Grindr Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Grindr Inc. and Subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Adoption of ASU No. 2016-02
As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases in 2022 due to the adoption of ASU No. 2016-02, Leases (Topic 842).
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2020.
Los Angeles, California
March 17, 2023

Grindr Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except share data)
	December 31, 2022	December 31, 2021
Assets
Current Assets
Cash and cash equivalents	$8,725	$15,778
Accounts receivable, net of allowances of $336 and $53 at December 31, 2022 and December 31, 2021, respectively	22,435	17,885
Prepaid expenses	7,622	2,330
Deferred charges	3,652	4,611
Other current assets	750	3,308
Total current assets	43,184	43,912
Restricted cash	1,392	1,392
Property and equipment, net	2,021	2,374
Capitalized software development costs, net	7,385	3,637
Intangible assets, net	104,544	139,708
Right of use assets	4,535	—
Goodwill	275,703	258,619
Other assets	64	84
Total assets	$438,828	$449,726
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$5,435	$2,437
Accrued expenses and other current liabilities	15,681	3,539
Current maturities of long-term debt, net	22,152	3,840
Deferred revenue	18,586	20,077
Total current liabilities	61,854	29,893
Long-term debt, net	338,476	133,279
Warrant liability	17,933	—
Lease liability	3,658	—
Deferred income taxes	12,528	20,912
Other non-current liabilities	327	2,405
Total liabilities	$434,776	$186,489
Commitments and Contingencies (Note 13)
Stockholders’ Equity
Preferred stock, par value $0.0001; 100,000,000 shares and unlimited shares authorized; none issued and outstanding at December 31, 2022 and December 31, 2021, respectively	—	—
Common stock, par value $0.0001; 1,000,000,000 shares and unlimited shares authorized; 173,524,360 and 155,541,074 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively	17	16
Additional paid-in capital	9,078	269,116
Accumulated deficit	(5,043)	(5,895)
Total stockholders’ equity	$4,052	$263,237
Total liabilities and stockholders’ equity	$438,828	$449,726
See accompanying notes to the consolidated financial statements.

Grindr Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
(in thousands, except per share data)
	Year Ended December 31,
	2022	2021
Revenue	$195,015	$145,833
Operating costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown separately below)	51,280	37,358
Selling, general and administrative expense	75,295	30,618
Product development expense	17,900	10,913
Depreciation and amortization	37,505	43,234
Total operating costs and expenses	181,980	122,123
Income from operations	13,035	23,710
Other expense
Interest expense, net	(31,538)	(18,698)
Other (expense) income, net	(2,799)	1,288
Change in fair value of warrant liability	21,295	—
Total other expense	(13,042)	(17,410)
Net (loss) income before income tax	(7)	6,300
Income tax (benefit) provision	(859)	1,236
Net income	$852	$5,064
Net income per share:
Basic	$0.01	$0.03
Diluted	$0.01	$0.03
Weighted-average shares outstanding:
Basic	157,882,535	152,811,130
Diluted	159,166,872	152,867,466
See accompanying notes to the consolidated financial statements.

Grindr Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity
(in thousands, except per share amounts and share data)
	Preferred Stock (Par value $0.0001)		Common Stock (Par value $0.0001)		Series Y Preferred Units (Par value $0.00001)		Series X Ordinary Units (Par value $0.00001)		Additional paid-in capital	Accumulated deficit	Total stockholders’ equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2020, as previously reported	—	$—	—	$—	—	$—	105,180,224	$1	$267,216	$(10,959)	$256,258
Retroactive application of recapitalization	—	—	147,561,390	15	—	—	(105,180,224)	(1)	(14)	—	—
Balance at December 31, 2020, after effect of reverse recapitalization	—	—	147,561,390	15	—	—	—	—	267,202	(10,959)	256,258
Net income	—	—	—	—	—	—	—	—	—	5,064	5,064
Issuance of units	—	—	7,557,913	1	—	—	—	—	29,999	—	30,000
Promissory note to a member	—	—	—	—	—	—	—	—	(30,000)	—	(30,000)
Interest on the promissory note to a member	—	—	—	—	—	—	—	—	(2,038)	—	(2,038)
Related party unit-based compensation	—	—	—	—	—	—	—	—	1,333	—	1,333
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,269	—	1,269
Exercise of stock options	—	—	421,771	—	—	—	—	—	1,351	—	1,351
Balance at December 31, 2021	—	—	155,541,074	16	—	—	—	—	269,116	(5,895)	263,237
Net income	—	—	—	—	—	—	—	—	—	852	852
Member distributions	—	—	—	—	—	—	—	—	(367,114)	—	(367,114)
Interest on the promissory note to a member	—	—	—	—	—	—	—	—	(2,842)	—	(2,842)
Repayment of promissory note to a member	—	—	—	—	—	—	—	—	11,167	—	11,167
Payment of interest on promissory note to member	—	—	—	—	—	—	—	—	4,642	—	4,642
Downward merger of San Vicente entities	—	—	—	—	—	—	—	—	26,667	—	26,667
Issuance of Common Stock in the Business Combination, net of transaction costs	—	—	7,385,233	—	—	—	—	—	(65,983)	—	(65,983)
Exercise of Forward Purchase Agreement	—	—	10,000,000	1	—	—	—	—	102,829	—	102,830
Related party unit-based compensation	—	—	—	—	—	—	—	—	25,076	—	25,076
Stock-based compensation expense	—	—	—	—	—	—	—	—	3,497	—	3,497
Exercise of stock options	—	—	598,053	—	—	—	—	—	2,023	—	2,023
Balance at December 31, 2022	—	—	173,524,360	17	—	—	—	—	9,078	(5,043)	4,052
See accompanying notes to the consolidated financial statements.

Grindr Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)
	Year Ended December 31,
	2022	2021
Operating activities
Net income	$852	$5,064
Adjustments to reconcile net income to net cash provided by operating activities:
Share/Unit-based compensation	28,422	2,602
Gain on Paycheck Protection Program loan forgiveness	—	(1,535)
Fair value change in warrant liability	(21,295)	—
Transaction costs allocated to warrant liability	2,302	—
Loss on extinguishment on deferred purchase price paid to Kunlun	11,851	—
Accrual of premium on debt	—	1,118
Amortization of debt issuance costs	1,281	1,180
Interest income on promissory note from member	(2,842)	(2,038)
Depreciation and amortization	37,505	43,234
Provision for doubtful accounts	282	53
Deferred income taxes	(11,218)	(4,312)
Non-cash lease expense	1,050	—
Changes in operating assets and liabilities:
Accounts receivable	(4,832)	(6,105)
Prepaid expenses and deferred charges	(4,440)	(1,777)
Other current assets	2,558	(3,292)
Other assets	20	37
Accounts payable	1,802	1,845
Accrued expenses and other current liabilities	10,211	(7,481)
Deferred revenue	(1,491)	6,547
Due to/(from) related party	—	10
Lease liability	(1,989)	—
Other liabilities	615	(720)
Net cash provided by operating activities	$50,644	$34,430
Investing activities
Purchase of property and equipment	$(430)	$(269)
Additions to capitalized software	(5,155)	(3,528)
Net cash used in investing activities	$(5,585)	$(3,797)
See accompanying notes to the consolidated financial statements.

Grindr Inc. and Subsidiaries
Consolidated Statements of Cash Flows (continued)
(in thousands)
	Year Ended December 31,
	2022	2021
Financing activities
Proceeds from issuance of common stock in the Business Combination	$5,182	$—
Proceeds from exercise of Forward Purchase Agreement	100,000	—
Transaction costs paid in connection with the Business Combination	(28,460)	—
Payment of related party note payable	(1,780)	—
Payment of deferred purchase price to Kunlun	(155,000)	—
Proceeds from exercise of stock options	2,023	1,351
Distributions paid	(196,305)	—
Proceeds from issuance of debt	230,800	—
Payment of debt	(3,480)	(56,640)
Payment of debt issuance costs	(5,092)	(960)
Net cash used in financing activities	$(52,112)	$(56,249)
Net decrease in cash, cash equivalents and restricted cash	$(7,053)	$(25,616)
Cash, cash equivalents and restricted cash, beginning of the period	17,170	42,786
Cash, cash equivalents and restricted cash, end of the period	$10,117	$17,170
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$8,725	$15,778
Restricted cash	1,392	1,392
Cash, cash equivalents and restricted cash	$10,117	$17,170
Supplemental disclosure of cash flow information:
Cash interest paid	$18,054	$22,751
Income taxes paid	$2,236	$9,514
Supplemental disclosure of non-cash financing activities:
Paycheck Protection Program loan forgiveness	$—	$1,535
Repayment of principal and interest on the promissory note to a member from distributions	$15,809	$—
Promissory note to Group Holdings in relation to the Distribution (defined below)	$155,000	$—
Member distributions	$(170,809)	$—
Transaction costs incurred but not yet paid	$(1,196)	$—
See accompanying notes to the consolidated financial statements.

Grindr Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands, except per unit and share amounts and unit and share data)
1.	Nature of Business
Grindr Inc. (“Grindr” or the “Company”) is headquartered in Los Angeles, California and manages and operates the Grindr app, a global LGBTQ social network platform serving and addressing the needs of the entire LGBTQ queer community. The Grindr app is available through Apple’s App Store for iPhones and Google Play for Android. The Company offers both a free, ad-supported service and a premium subscription version. The Company also manages a dating service app called Blendr, for a broader market.
Grindr was originally incorporated in the Cayman Islands on July 27, 2020 under the name Tiga Acquisition Corp. (“Tiga”), a special-purpose acquisition company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or engaging in any other similar business combination with one or more businesses or entities. On May 9, 2022, Grindr Group LLC and its subsidiaries (“Legacy Grindr”) entered into an Agreement and Plan of Merger (as amended on October 5, 2022, the “Merger Agreement”) with Tiga, in which Legacy Grindr would become a wholly owned subsidiary of Tiga (the “Business Combination”). On November 17, 2022, Tiga was redomiciled to the United States (the “Domestication”). Upon the closing of the Business Combination on November 18, 2022 (the “Closing”), Tiga was renamed to “Grindr Inc.”
Prior to the Business Combination, Legacy Grindr was a wholly owned subsidiary of San Vicente Group Holdings LLC (“Group Holdings”), which was the joint subsidiary of San Vicente Group TopCo LLC (“SVG”), a wholly owned subsidiary of San Vicente Acquisition LLC (“SVA”), and San Vicente Equity Joint Venture LLC (“SVE”), a related party and subsidiary of SVA. SVA was a wholly owned subsidiary of San Vicente Parent LLC (“SV Parent”), which was a wholly owned subsidiary of San Vicente Offshore Holdings (Cayman) Limited (“SV Cayman”), which was a wholly owned subsidiary of San Vicente Investments II, Inc. (“SV Investments II”), a wholly owned subsidiary of San Vicente Investments, Inc. (“SV Investments”).
Immediately prior to the Business Combination, SVE was liquidated and Group Holdings, SVG, SVA, SV Parent, SV Cayman, and SV Investments II merged down with and into Legacy Grindr. The accounting treatment for each of these transactions is reflected as a contribution of assets and liabilities between entities under common control, which does not result in a change in reporting entity requiring retrospective restatement of the historical financial statements. See Note 3 – Reverse Recapitalization for more information.
Throughout the notes to the consolidated financial statements, unless otherwise noted, the “Company” refers to Legacy Grindr and its subsidiaries prior to the consummation of the Business Combination, and Grindr and its subsidiaries after the consummation of the Business Combination.
2.	Summary of Significant Accounting Policies
Business Combination and Basis of Presentation
The Business Combination has been accounted for as a reverse recapitalization under U.S. GAAP. Under this method of accounting, Tiga has been treated as the acquired company for financial reporting purposes. This determination is primarily based on the Legacy Grindr unitholders having a relative majority of the voting power of Grindr, Legacy Grindr unitholders having the ability to nominate the majority of the members of the board of directors, Legacy Grindr senior management comprising the senior management roles of Grindr and are responsible for the day-to-day operations, and for the strategy and operations of Grindr continue Legacy Grindr’s historical strategy and operations. Accordingly, for accounting purposes, the financial statements of Grindr represent a continuation of the financial statements of Legacy Grindr with the Business Combination being treated as the equivalent of Legacy Grindr issuing shares for the net assets of Tiga, accompanied by a recapitalization. The net assets of Tiga were recognized as of the Closing at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are presented as those of Legacy Grindr and the accumulated deficit of Legacy Grindr has been carried forward after Closing.
All periods prior to the Business Combination have been retrospectively adjusted using the exchange ratio for the equivalent number of shares outstanding immediately after the Closing to effect the reverse recapitalization (the

“Exchange Ratio”). In addition, all granted and outstanding unvested Legacy Grindr unit options were converted using the Exchange Ratio into options exercisable for shares of Grindr common stock with the same terms and vesting conditions. See Note 17 to the financial statements for a discussion of the Company’s stock-based compensation plans.
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the operating results of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.
Accounting Estimates
Management of the Company is required to make certain estimates, judgments, and assumptions during the preparation of its consolidated financial statements in accordance with U.S. GAAP. These estimates, judgments, and assumptions impact the reported amounts of assets, liabilities, revenue, and expenses, and the related disclosure of contingent assets and liabilities. Actual results could differ from these estimates. On an ongoing basis, the Company evaluates its estimates and judgments including those related to: the useful lives and recoverability of property and equipment and definite-lived intangible assets; the recoverability of goodwill and indefinite-lived intangible assets; the carrying value of accounts receivable, including the determination of the allowance for doubtful accounts; the fair value of acquisition-related contingent consideration arrangements; the fair value of common stock warrant liabilities; valuation allowance; unrecognized tax benefits; legal contingencies; the incremental borrowing rate for the Company's leases; and the valuation of stock-based compensation, among others.
Segment Information
The Company operates in one segment. The Company’s operating segments are identified according to how the performance of its business is managed and evaluated by its chief operating decision maker, the Company’s Chief Executive Officer (“CEO”). Substantially all of the Company’s long-lived assets are attributed to operations in the U.S.
Cash and Cash Equivalents
Cash and cash equivalents consist entirely of cash and money market accounts. The Company considers all highly liquid short-term investments purchased with an original maturity of ninety days or less at the time of purchase to be cash equivalents.
Restricted Cash
Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded as a non-current asset on the consolidated balance sheets. The restricted cash balance as of December 31, 2022 and December 31, 2021 was related to a letter of credit held with a financial institution for leased office space secured by the Company as described in Note 13.
Foreign Currency Transactions
Transaction gains and losses denominated in a currency other than the functional currency are included in “Other income (expense), net” on the consolidated statements of operations and comprehensive income.
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last is considered unobservable:
Level 1 -	Observable inputs obtained from independent sources, such as quoted market prices for identical assets and liabilities in active markets.

Level 2 -
Other inputs, which are observable directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets, quoted market prices for identical or similar assets or liabilities in markets that are not active, and inputs that are derived principally from or corroborated by observable market data.

Level 3 -
Unobservable inputs for which there is little or no market data and require the Company to develop its own assumptions, based on the best information available in the circumstances, about the assumptions market participants would use in pricing the assets or liabilities.

Recurring Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial assets and liabilities for which it is practicable to estimate fair value:
•	Money market funds — The carrying amount of money market funds approximates fair value and is classified within Level 1 because the fair value is determined through quoted market prices.
•
(Liability-classified awards — Executives were granted liability-classified compensation awards requiring fair value measurement at the end of each reporting period. The Company used the Monte Carlo simulation model to value the awards, utilizing Level 3 inputs.

•
Warrant liability — Public Warrants are classified within Level 1 as these securities are traded on an active public market. Private Warrants are classified within Level 2. For the periods presented, the Company utilized the value of the Public Warrants as an approximation of the value of the Private Warrants as they are substantially similar to the Public Warrants, but not directly traded or quoted on an active market.

The Company’s remaining financial instruments that are measured at fair value on a recurring basis consist primarily of cash, accounts receivable, accounts payable, accrued expenses, and other current liabilities. The Company believes their carrying values are representative of their fair values due to their short-term maturities. For disclosure in Note 11, the fair values of the Company’s Credit Agreement balances were measured by comparing their prepayment values and observable market data consisting of interest rates based on similar credit ratings.
Nonrecurring Fair Value Measurements
Assets acquired and liabilities assumed in business combinations are initially measured at fair value on the acquisition date on a nonrecurring basis using Level 3 inputs.
The Company is required to measure certain assets at fair value on a nonrecurring basis after initial recognition. These include goodwill, intangible assets, and long-lived assets, which are measured at fair value on a nonrecurring basis as a result of impairment reviews and any resulting impairment charge. Impairment is assessed annually in the fourth quarter or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit or assets below the carrying value, as described below. The fair value of the reporting unit or asset groups is determined primarily using cost and market approaches (Level 3).
Property and Equipment
Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation. For property and equipment acquired through a business combination, it is carried at the fair value as of the acquisition date less subsequent accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, and in the case of leasehold improvements, the lease term, if shorter, as follows:
Estimated Useful Lives
Computer equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	5 to 10 years
Maintenance and repairs are charged to expense as incurred and additions and improvements are capitalized. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in “Selling, general and administrative expense” on the consolidated statements of operations and comprehensive income.

Goodwill and Indefinite-Lived Intangible Assets
The Company assesses goodwill on its one reporting unit and indefinite-lived intangible assets for impairment annually in the fourth quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit or the fair value of an indefinite-lived intangible asset below its carrying value.
When the Company elects to perform a qualitative assessment and concludes it is not more likely than not that the fair value of the reporting unit is less than its carrying value, no further assessment of that reporting unit’s goodwill is necessary; otherwise, a quantitative assessment is performed and the fair value of the reporting unit is determined. If the carrying value of the reporting unit exceeds its fair value, an impairment loss equal to the excess is recorded.
The Company foregoes a qualitative assessment and tests goodwill for impairment when it concludes that it is more likely than not there may be an impairment. If needed, the annual or interim quantitative test of the recovery of goodwill involves a comparison of the estimated fair value of the Company’s reporting unit to its carrying value, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not impaired. If the carrying value of the reporting unit exceeds the estimated fair value, an impairment loss equal to the excess is recorded.
In the fourth quarters of the fiscal years ended 2022 and 2021, the Company performed its qualitative assessment and determined that it was not more likely than not that the recorded goodwill was impaired.
The Company uses a qualitative approach to test indefinite-lived intangible assets (which currently consists of tradenames) for impairment by first assessing qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform quantitative impairment testing. The Company evaluated the qualitative factors of the indefinite-lived intangible assets in connection with the annual impairment testing for the periods presented. The results of the qualitative analysis of the Company’s indefinite-lived intangible assets indicated that the fair value of the indefinite- lived intangible assets exceeded their carrying value.
The Company foregoes a qualitative assessment and tests indefinite-lived intangible assets for impairment when it concludes that it is more likely than not there may be an impairment. If needed, the annual or interim quantitative test of the recovery of indefinite-lived intangible assets involves a comparison of the estimated fair value of the indefinite-lived assets to their carrying value. If the estimated fair value of the indefinite-lived assets exceeds their carrying value, the indefinite-lived intangible assets are not impaired. If the carrying value of the indefinite-lived assets exceeds the estimated fair value, an impairment loss equal to the excess is recorded.
Long-Lived Assets and Intangible Assets with Definite Lives
Long-lived assets, which consist of property and equipment, right-of-use (“ROU”) assets, capitalized software, and intangible assets with definite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the carrying value is deemed not to be recoverable, an impairment loss is recorded equal to the amount by which the carrying value of the long-lived asset exceeds its fair value. Amortization of long-lived intangible assets is computed either on a straight-line basis or based on the pattern in which the economic benefits of the asset will be realized.
Capitalized Software Development Costs and Cloud Computing Arrangements
The Company capitalizes the costs associated with software developed or obtained for internal use, including costs incurred in connection with the development of its app and functionalities within the app. The Company capitalizes certain costs when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and performed as intended. These capitalized costs include personnel and related expenses for employees and costs of third-party contractors and vendors who are directly associated with and who devote time to internal-use software projects. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Costs incurred for significant upgrades and enhancements to the software solutions are also capitalized. Costs incurred for training, maintenance, and minor modifications or enhancements are expensed as incurred. Capitalized software development costs are amortized using the straight-line method over an estimated useful life of three years.

The Company capitalizes certain implementation costs incurred related to cloud computing arrangements that are service contracts. Such costs are amortized on a straight-line basis over the term of the associated hosting arrangement plus any reasonably certain renewal period. Any capitalized amounts related to such arrangements are recorded within “Other assets” on the consolidated balance sheets.
Revenue Recognition
Revenue is recognized when or as a customer obtains control of promised services. The amount of revenue recognized reflects the consideration which the Company expects to be entitled to in exchange for these services. A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the services to be transferred and identifies the payment terms related to these services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. Sales tax, including value added tax, is excluded from reported revenue.
The Company derives substantially all of its revenue from subscription revenue and advertising revenue. As permitted under the practical expedient available under ASU 2014-09, the Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, (ii) contracts with variable consideration that is allocated entirely to unsatisfied performance obligations or to a wholly unsatisfied promised accounted for under the series guidance, and (iii) contracts for which the Company recognizes revenue for the amount at which the Company has the right to invoice for services performed.
Direct Revenue
Direct revenue consists of subscription revenue. Subscription revenue is generated through the sale of monthly subscriptions that are currently offered in one, three, six, and twelve-month lengths. Subscription revenue is presented net of taxes, credits, and chargebacks. Subscribers pay in advance, primarily through mobile app stores, and, subject to certain conditions identified in the Company’s terms and conditions, generally all purchases are final and nonrefundable. Revenue is initially deferred and is recognized using the straight-line method over the term of the applicable subscription period.
Indirect Revenue
Indirect revenue consists of advertising revenue and other non-direct revenue. The Company has contractual relationships with advertising service providers and also directly with advertisers to display advertisements in the Grindr app. For all advertising arrangements, the Company’s performance obligation is to provide the inventory for advertisements to be displayed in the Grindr app. For contracts made directly with advertisers, the Company is also obligated to serve the advertisements in the Grindr app. Providing the advertising inventory and serving the advertisement is considered a single performance obligation, as the advertiser cannot benefit from the advertising space without its advertisements being displayed.
The pricing and terms for all advertising arrangements are governed by either a master contract or insertion order. The transaction price in advertising arrangements is generally the product of the number of advertising units delivered (e.g., impressions, offers completed, videos viewed, etc.) and the contractually agreed upon price per advertising unit. Further, for advertising transactions with advertising service providers, the contractually agreed upon price per advertising unit is generally based on the Company’s revenue share or fixed revenue rate as stated in the contract. The number of advertising units delivered is determined at the end of each month, which resolves any uncertainty in the transaction price during the reporting period.
Transaction Price
The objective of determining the transaction price is to estimate the amount of consideration the Company is due in exchange for its services, including amounts that are variable. The Company determines the total transaction price, including an estimate of any variable consideration, at contract inception and reassesses this estimate each reporting period. There are no instances where variable consideration is considered material in any of the Company’s arrangements.
The Company excludes from the measurement of transaction price all taxes assessed by governmental authorities that are both (i) imposed on and concurrent with a specific revenue-producing transaction and (ii) collected from customers. Accordingly, such tax amounts are not included as a component of revenue or cost of revenue.

For contracts that have an original duration of one year or less, the Company uses the practical expedient available under ASU 2014-09 applicable to such contracts and does not consider the time value of money.
Principal/Agent Considerations
In arrangements where another party (e.g., advertising service provider) is involved in providing advertising services to an advertiser, the Company evaluates whether it is the principal or agent. In instances where the Company does not retain control of advertising inventory and does not have discretion in establishing price, the Company is the agent. In those cases, the Company does not have discretion to set pricing in its arrangements because it receives a percentage of the amount the advertising service provider charges the advertiser and it does not have a contractual relationship with the advertiser. Accordingly, the Company recognizes revenue related to advertising service providers on a net basis.
Account Receivables, net of allowance for doubtful accounts
The majority of app users access the Company’s services through mobile app stores. At December 31, 2022 and December 31, 2021, two mobile app stores accounted for approximately 43.3% and 15.9%, and 43.6% and 14.4%, respectively, of the Company’s gross accounts receivables. The Company evaluates the credit worthiness of these two mobile app stores on an ongoing basis and does not require collateral from these entities. The Company generally collects these balances between 30 and 45 days following the purchase by the customer.
Accounts receivable also include amounts billed and currently due from advertising customers. The Company maintains an allowance for doubtful accounts to provide for the estimated amount of accounts receivable that will not be collected. The allowance for doubtful accounts is based upon a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history, and the specific customer’s ability to pay its obligation. The time between the Company issuance of an invoice and payment due date is not significant; payments that are not collected in advance of the transfer of promised services are generally due between 30 and 60 days from the invoice date. The accounts receivable balances, net of allowances, were $22,435 and $17,885 as of December 31, 2022 and December 31, 2021, respectively. The opening balance of accounts receivable, net of allowances, was $11,833 as of January 1, 2021.
Deferred Charges
The Company defers certain costs as an asset, primarily mobile app store distribution fees paid to the Company’s mobile app store download platforms, and recognizes such costs in cost of revenue, along with deferred revenue, as the services are provided, which is consistent with the subscription period. The fee differs based on the agreed upon percentage depending on the country from which the revenue originated and the length of consecutively paid subscriptions, generally approximating 30.0% of revenues for initial subscriptions. For the years ended December 31, 2022 and 2021, the Company recognized cost of revenue of $36,907 and $29,020, respectively, related to these costs.
Contract Liabilities
Deferred revenue consists of advance payments that are received or are contractually due in advance of the Company’s performance. The Company classifies subscription deferred revenue as current and recognizes revenue ratably over the terms of the applicable subscription period or expected completion of the performance obligation which range from one to twelve months. The deferred revenue balances were $18,586 and $20,077 as of December 31, 2022 and December 31, 2021, respectively. The opening balance of deferred revenue was $13,530 as of January 1, 2021.
For the year ended December 31, 2022, the Company recognized $20,077 of revenue that was included in the deferred revenue balance as of December 31, 2021. For the year ended December 31, 2021, the Company recognized $13,530 of revenue that was included in the deferred revenue balance as of December 31, 2020.

Disaggregation of Revenue
The following tables summarize revenue from contracts with customers for the year ended December 31, 2022 and 2021, respectively:
	Year Ended December 31,
	2022	2021
Direct revenue	$163,308	$116,031
Indirect revenue	31,707	29,802
	$195,015	$145,833
	Year Ended December 31,
	2022	2021
United States	$121,958	$93,628
United Kingdom	14,339	10,704
Rest of the world	58,718	41,501
	$195,015	$145,833
Cost of revenue
Cost of revenue consists primarily of mobile app store distribution fees, as well as credit card processing fees. Cost of revenue also includes third-party vendor costs related to customer care functions such as customer service, data center and hosting fees, moderators, and other auxiliary costs associated with providing services to customers.
Selling, general and administrative expense
Selling, general and administrative expense consists of compensation expense (including unit and stock-based compensation expense) and other employee related costs for personnel engaged in selling and marketing, sales support functions, executive management, finance, legal, tax, and human resources. Selling expenses also include advertising, brand marketing, digital and social media spend, and field marketing expenses. General and administrative expense also include transaction costs, allocated expenses associated with facilities, information technology, external professional services, legal costs and settlement of legal claims and other administrative expenses.
Product development expense
Product development expense consists primarily of compensation (including stock and unit-based compensation expense) and other employee-related costs for personnel engaged in the design, development, testing, and enhancement of product offerings and related technology.
Depreciation and amortization expenses
Depreciation and amortization expenses are primarily related to computer equipment, leasehold improvements, furniture and fixtures, customer relationships, technology, and capitalized software development costs.
Advertising Costs
Advertising costs are expensed as incurred. Advertising costs totaled $3,014 and $1,293 for the years ended December 31, 2022 and 2021, respectively. Advertising costs are included in “Selling, general and administrative expense” in the consolidated statements of operations and comprehensive income.
Leases
Accounting for Leases prior to the adoption of Topic 842
Periods prior to fiscal year 2022 reflect the provisions of Topic 840, Leases (“Topic 840”). Under Topic 840, rent expense was recorded on a straight-line basis over the lease term. The difference between cash payments for rent and the expense recorded was reported on a straight-line basis as current and non-current deferred rent within accrued expenses and other current liabilities and other long-term liabilities, and as prepaid rent within other current assets and other assets, respectively, in the accompanying consolidated balance sheets.

Adoption of Topic 842: Company as a lessee
An arrangement is assessed to determine if it is or contains a lease at contract inception. Right-of-use assets and lease liabilities, which are disclosed in the accompanying consolidated balance sheets, are recognized at the commencement date of the lease based on the present value of the lease payments over the lease term using the Company’s incremental borrowing rate on the lease commencement date. At the date of adoption of Topic 842 (refer to “Recently Adopted Accounting Pronouncements” below), the incremental borrowing rate for the Company's existing lease was determined based on the initial lease term. If the lease contains an option to extend the lease term, the renewal option is considered in the lease term if it is reasonably certain that the Company will exercise the option.
Operating lease expense is recognized on a straight-line basis over the term of the lease. Short-term leases, defined as leases with an initial term of twelve months or less, are not recorded on the consolidated balance sheets.
Adoption of Topic 842: Company as a lessor
Rental income from operating leases is recognized on a straight-line basis over the term of the lease.
See Recently Adopted Accounting Pronouncements and Note 13 for additional information on the adoption of Topic 842.
Income Taxes
Legacy Grindr restructured immediately prior to the Business Combination. The restructuring created two tax periods, one for Legacy Grindr through the restructuring, and one for Grindr through the remainder of the year. Legacy Grindr has elected to be treated as a C corporation for taxation purposes. The Company uses the asset and liability method when accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Valuation allowances are provided against tax assets when it is determined that it is more-likely-than-not that the assets will not be realized.
The Company evaluates and accounts for uncertain tax positions using a two-step approach. Recognition (step one) occurs when the Company concludes that a tax position, based on its technical merits, is more likely than not to be sustainable upon examination. Measurement (step two) determines the amount of the benefit that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. De-recognition of a tax position that was previously recognized would occur when the Company subsequently determines that a tax position no longer meets the more likely than not threshold of being sustained. The provision for income taxes included the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related interest and penalties.
Stock-based Compensation
The Company issues stock-based compensation awards to employees, officer, directors, and non-employees in the form of stock options and restricted stock units (“RSUs”). Compensation expense related to employee and non-employee stock-based awards is measured and recognized in the consolidated financial statements based on the fair value of the awards granted.
The Company’s stock-based compensation includes compensation expense related to the grant of service-based RSUs (“Time-Based Awards”) and RSUs containing a market condition (“Market Condition Awards”) granted under the 2022 Plan, service-based stock options and restricted units granted under the 2020 Plan, and the service-based and performance-based Series P Units (defined in Note 17) granted by SVE to employees and consultants of Legacy Grindr. Forfeitures of stock-based compensation awards are recognized as they occur.
The Company measures the fair value of the Time-Based Awards based on the fair value on the grant date of the Company’s common stock. Compensation expense for RSUs with time-based vesting conditions is recognized on a straight-line basis over the requisite service period.

The fair value of the Market Condition Awards that are liability-classified is estimated using a Monte Carlo simulation model. Prior to vesting, compensation expense is recognized over the derived service period using the accelerated attribution approach based on the fair market value of the award at the time of grant, regardless of whether the market condition is satisfied. At the end of each financial reporting period prior to the vesting date, the fair value of these awards is remeasured using a Monte Carlo simulation model.
The Company granted stock options to employees under the 2020 Plan that vest based solely on continued service, or service conditions. Prior to the Business Combination, the fair value of each option award containing service conditions was estimated on the grant date using the Black-Scholes option-pricing model. The use of the Black-Scholes model requires a number of estimates, including the expected option term, the expected volatility in the price of the Company’s common stock, the risk-free rate of interest and the dividend yield on the Company’s common stock. The Company recognizes stock-based compensation expense on a straight-line basis of the requisite service periods of the awards, which is generally four years. Upon completion of the Business Combination, all outstanding and unvested unit option awards granted under the 2020 Plan were converted using the Exchange Ratio into options exercisable for shares of Grindr common stock with the same terms and vesting conditions. See Note 17 to the financial statements for a discussion of the Company’s stock-based compensation plans.
The estimated fair value of the Series P performance-based profit units awards is determined using the Black-Scholes valuation model which approximated the option pricing model valuation model. Performance-based profit units require management to make assumptions regarding the likelihood of achieving Legacy Grindr’s performance goals and the Company recognizes compensation expense when the likelihood of the achievement of the performance-based criteria is probable, using an accelerated attribution method. Forfeitures are recognized as they occur.
In addition, prior to the Business Combination, given the absence of a public trading market, Legacy Grindr’s Board of Managers, along with management, exercised reasonable judgment and considered numerous objective and subjective factors to determine the fair value of the Company’s common stock including, but not limited to: (i) contemporaneous valuations performed by an independent valuation specialist; (ii) the Company’s operating and financial performance; (iii) issuances of preferred and ordinary units; (iv) the valuation of comparable companies; (v) current condition of capital markets and the likelihood of achieving a liquidity event, such as an initial public offering; and (vi) the lack of marketability of its common stock. Following the Business Combination, the fair value of the Company’s common stock is determined based on the quoted market price of its common stock.
Modification of equity classified award
On the modification date, the Company determines the type of modification of the equity award by assessing whether the equity awards are probable or improbable to vest before and after the modification. The Company estimates the fair value of the awards immediately before and immediately after modification for those equity awards that are probable of vesting before and after the modification. Any incremental increase in fair value is recognized as an expense immediately to the extent the underlying equity awards are vested and on a straight-line basis over the requisite service period using the related expense attribution method to the extent that they are unvested. For equity awards that are improbable of vesting before the modification and probable of vesting after the modification, the Company recognizes expense measured as the fair value of the modified award on a straight-line basis over the requisite service period using the related expense attribution method based on the fair value of the awards at the modification date.
See Note 17 to the financial statements for a discussion of the Company’s stock-based compensation plans.
Concentration of Risks
Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, and accounts receivable. The Company maintains its cash balances with one major commercial bank. Cash balances are generally in excess of the Federal Deposit Insurance Corporation (“FDIC”) insurance limit of $250. The Company has not experienced any losses in such accounts.
For the year ended December 31, 2022, no customers accounted for 10% or more of the Company’s revenue, and three vendors accounted for 56.7%, 15.6% and 15.3% of the Company’s cost of revenue.
For the year ended December 31, 2021, no customers accounted for 10% or more of the Company’s revenue, and three vendors accounted for 54.5%, 23.2% and 12.3% of the Company’s cost of revenue.

As of December 31, 2022, one customer accounted for 11.2% of the Company’s accounts receivables, and four vendors accounted for 23.3%, 16.6%, 14.6% and 12.8% of the Company’s accounts payable balance.
As of December 31, 2021, one customer accounted for 10.5% of the Company’s accounts receivables, and four vendors accounted for 23.9%, 23.2%, 12.3% and 10.2%% of the Company’s accounts payable balance.
Net Income per Share of Common Stock
Basic net income per share is calculated by dividing net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the year. Diluted net income per share is based upon the diluted weighted-average number of shares outstanding during the year. Diluted net income per share gives effect to all potentially dilutive common share equivalents, including stock options. restricted stock units, and warrants, to the extent they are dilutive. See Note 19 for additional information.
Warrant Liability
The Company accounts for warrants for shares of the Company’s common stock that are not indexed to its own stock as liabilities at fair value on the balance sheet. Liability-classified warrants are subject to remeasurement to fair value as of any respective exercise date and as of each subsequent balance sheet date with changes in fair value recorded in the Company’s consolidated statements of operations and comprehensive income. See Note 15 for additional information on the Company’s warrants.
Recently Adopted Accounting Pronouncements
From time to time, the Financial Accounting Standards Board (“FASB”) or other standards setting bodies issue new accounting pronouncements. Updates to the FASB ASC are communicated through issuance of an Accounting Standards Update (“ASU”).
As an “emerging growth company”, the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), allows the Company to delay adoption of new or revised pronouncement applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use the adoption dates applicable to private companies. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.
Effective January 1, 2022, the Company adopted ASU No. 2016-02, Leases (“Topic 842”) using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. The new standard provides a number of optional practical expedients in transition. The Company elected the package of practical expedients, which permits the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Company also elected to combine the lease and non-lease components and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of operations and comprehensive income on a straight-line basis over the lease term. Results and disclosure requirements for reporting periods beginning after January 1, 2022 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with historical accounting under Topic 840.
The adoption of Topic 842 resulted in the recognition of right-of-use assets and related lease liabilities of $5,585 and $5,646, respectively as of January 1, 2022, which were determined in accordance with the implementation guidance of Topic 842.
See Note 13 - Commitments and Contingencies for additional information on the adoption of Topic 842.
Effective January 1, 2022, the Company adopted the ASU 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. This new standard provides clarification and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (such as warrants) that remain equity classified after modification or exchange. An issuer should measure the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange and then apply a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). As the Company does not have any equity-classified written call options, there was no immediate impact on the consolidated financial statements for the year ended December 31, 2022. The future application of this new standard is not expected to have a material impact on the Company's consolidated financial statements.
Recent Accounting Pronouncements
In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (ASU 2022-03), which applies to all equity securities measured at fair value that are subject to contractual sale restrictions. This change prohibits entities from taking into account contractual restrictions on the sale of equity securities when estimating fair value and introduces required disclosures for such transactions. The standard will become effective for the Company beginning on November 1, 2024 and will be applied prospectively. Early adoption is permitted. Any future impact from the adoption of this guidance will depend on the facts and circumstances of future transactions.
In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which amends the accounting for contract assets acquired and contract liabilities assumed from contracts with customers in business combinations. The amendment requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities in accordance with ASC Topic 606, resulting in a shift from previous guidance which required similar assets and liabilities to be accounted for at fair value at the acquisition date. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. While the Company is continuing to assess the timing of adoption and potential impact of this guidance it does not expect the guidance to have a material effect, if any, on its consolidated financial statements and related disclosures. The Company will continue to evaluate the impact of this guidance upon the occurrence of future acquisitions.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises the measurement of credit losses for financial assets measured at amortized cost from an incurred loss methodology to an expected loss methodology. The standard requires entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables, debt securities, net investment in leases, and most other financial assets that represent a right to receive cash. Additional disclosures about significant estimates and credit quality are also required. The FASB has subsequently issued updates to the standard to provide additional clarification on specific topics. The ASU is effective for the Company for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The Company is currently evaluating the impact of this standard on its financial statements.
3.	Reverse Recapitalization
As discussed in Note 1, the closing of the Business Combination occurred on November 18, 2022. In connection with the Business Combination:
•
As a result of the Domestication that occurred on November 17, 2022, each share of outstanding Tiga Class A ordinary shares converted on a one-to-one basis into 485,233 shares of Tiga common stock upon the Domestication, and into one share of Grindr common stock upon the Closing, and each issued and outstanding warrant of Tiga converted on a one-to-one basis into one Tiga warrant upon the Domestication, and into one warrant of Grindr upon the Closing.

•
The cancellation and conversion of all 111,294,372 issued and outstanding Legacy Grindr Series X Ordinary Units into 156,139,170 shares of Grindr common stock after giving effect to the exchange ratio as defined in the Merger Agreement (the “Exchange Ratio”)

•
The conversion on a one-to-one basis of 6,840,000 of founder shares held by Tiga Sponsor LLC (the “Sponsor”) and 60,000 founder shares held by independent directors (the “Founder Shares”) into Tiga common stock upon the Domestication, and into Grindr common stock upon the Closing,

•
The cancellation and exchange of all 3,635,681 granted and outstanding vested and unvested Legacy Grindr Options into 5,100,637 options exercisable for shares of Grindr common stock with the same terms and vesting conditions, as adjusted by the Exchange Ratio.

•	A total of 27,114,767 shares of the ordinary shares of Tiga were presented for redemption at a price of $10.50 per share.
•
A total of 10,000,000 shares of Grindr common stock were issued to SV Parent at a price of $10.00 per share, pursuant to a forward purchase agreement (“Forward Purchase Agreement”). For each share issued under the Forward Purchase Agreement (“Forward Purchase Share”), the forward purchaser received 0.50 redeemable warrants (“Forward Purchase Warrants”).

The following table reconciles the elements of the Business Combination to the consolidated statements of cash flows and the consolidated statements of stockholders' equity for the year ended December 31, 2022:
Recapitalization
Cash - Tiga, trust and cash, net of redemptions	$5,182
Cash - Exercise of Forward Purchase Agreement	100,000
105,182
Less: Non-cash net liabilities assumed from Tiga	(1,754)
Less: Fair value of Public and Private Warrants	(39,228)
Less: Transaction costs for Tiga	(17,421)
Less: Transaction costs for Grindr allocated to equity	(9,933)
Net effect of Business Combination on equity	36,846
Less: Transaction costs for Grindr allocated to warrant liability	(2,302)
Add: Transaction costs for Grindr not yet paid	1,196
Add: Non-cash net liabilities assumed from Tiga	1,754
Add: Fair value of Public and Private Warrants	39,228
Net cash contributions from Business Combination	$76,722

As presented in the consolidated statements of stockholders' equity:
Issuance of common stock in the Business Combination, net of transaction costs	$(65,983)
Exercise of Forward Purchase Agreement	102,829
Net effect of Business Combination on equity	$36,846

As presented in the consolidated statements of cash flows:
Proceeds from issuance of common stock in the Business Combination	$5,182
Proceeds from exercise of Forward Purchase Agreement	100,000
Transaction costs paid in connection with the Business Combination	(28,460)
Net cash contributions from Business Combination	$76,722
The Company recorded transaction costs allocated to warrants in “Other (expense) income, net” in the consolidated statements of operations and comprehensive income.
The number of shares of common stock issued immediately following the consummation of the Business Combination was as follows:
Shares
Founder Shares	6,900,000
Class A common stock of Tiga, net of redemptions	485,233
Forward Purchase Agreement shares	10,000,000
Legacy Grindr units	156,139,170
Total	173,524,403

Other Related Events in Connection with the Business Combination
After the San Vicente Entities (as defined below) merged with and into Legacy Grindr in order for certain San Vicente Entities to receive Grindr shares in connection with the Business Combination, Legacy Grindr and the San Vicente Entities undertook an internal reorganization (the “SV Consolidation”) prior to the Business Combination. Prior to the consummation of the SV Consolidation, Legacy Grindr had no obligation or responsibility for the Deferred Payment (as defined below). Prior to the Closing, SVE was liquidated and each of SV Investments, SV Cayman, SV Parent, SVA, SVG, Group Holdings and SV Investments II, (collectively the “SV Entities”) merged with and into Legacy Grindr, with Legacy Grindr as the surviving entity, resulting in SV Investments and the ultimate beneficial equity holders of Catapult Goliath LLC (“Catapult Goliath”), which liquidated prior to the Closing, as direct equity holders in Legacy Grindr. The Company has reflected the effects of the SV Consolidation as a contribution of assets and liabilities between entities under common control as follows:
•
In connection with the acquisition of Legacy Grindr in 2020, the SV Entities had a cash obligation to pay $155,000 on June 20, 2023 to Kunlun Group Holdings Limited (“Kunlun”). This obligation was recorded by the SV Entities at the present value of these payments due in the future (“Deferred Payment”). The Deferred Payment was recorded as a liability by SVA and in connection with the SV Consolidation was contributed to Legacy Grindr as an adjustment to equity.

•
In connection with the Business Combination, the board of managers of Legacy Grindr approved a distribution of $2.55 per unit of Series X Ordinary Units of Grindr amounting to $283,801 to Series X Ordinary Unit holders as of the close of business on November 23, 2022 (the “Distribution”). As part of the Distribution, Group Holdings elected to receive a partial payment of its distribution in cash and the remainder of its distribution, $155,000, in the form of a promissory note (the “Promissory Note”) on November 15, 2022. Group Holdings in turn issued promissory notes to its parent companies, SVEJV and SVG, totaling $155,000. SVEJV in turn issued a promissory note for its pro rata portion to SVG, which then issued a promissory note in the amount of $155,000 to SVA.

•
Prior to Closing and in connection with SV Consolidation, but after SV Parent satisfied in full its funding obligations under the Forward Purchase Agreement to Tiga, SV Parent merged with and into Legacy Grindr (the “SV Business Combination”). Upon the completion of the SV Business Combination, the intercompany promissory notes were canceled, and the merger of SV Parent into the Company resulted in Grindr assuming the $155,000 Deferred Payment to Kunlun. Refer to Note 12 for further information on the Distribution.

•
The Company and Kunlun settled the Deferred Payment within ten business days of the Closing. The difference between the assumed carrying value of the Deferred Payment at the time of settlement on November 23, 2022 and the $155,000 obligation is $11,851, which has been recorded as a loss on extinguishment of debt included in “Interest expense, net” in the consolidated statements of operations and comprehensive income in the period it was extinguished.

•
In consideration for Legacy Grindr’s assumption of SV Parent’s rights to receive the securities issuable by Tiga under the Forward Purchase Agreement, Legacy Grindr issued 7,127,896 Legacy Grindr Series X Ordinary Units to SV Cayman and entered into a warrant agreement with SV Cayman, pursuant to which, upon the terms and subject to the conditions set forth therein, SV Cayman was entitled to purchase 3,563,948 Series X Ordinary Units of Legacy Grindr at a purchase price per share of $16.13. Such warrants and the Legacy Grindr Series X Ordinary Units were ultimately exchanged at the Closing for 10,000,000 shares of Grindr common stock and 5,000,000 Forward Purchase Agreement warrants in accordance with the terms of the Merger Agreement

4.	Property and Equipment
Property and equipment consist of the following:
	December 31, 2022	December 31, 2021
Computer equipment	$1,038	$588
Furniture and fixtures	326	346
Leasehold improvements	2,641	2,641
	4,005	3,575
Less: Accumulated depreciation	(1,984)	(1,201)
	$2,021	$2,374
Depreciation expense for property and equipment for the years ended December 31, 2022 and 2021 amounted to $783 and $761, respectively. Depreciation expense is included within “Depreciation and amortization” on the consolidated statements of operations and comprehensive income.
5.	Goodwill and Intangibles
Goodwill and intangible assets, net, consist of the following:
	December 31,
	2022	2021
Goodwill	$275,703	$258,619
Intangible assets with definite lives, net	38,700	73,864
Intangible assets with indefinite lives	65,844	65,844
	$380,247	$398,327
The indefinite-lived intangible asset of $65,844 as of December 31, 2022 and December 31, 2021, represents the Grindr tradename.
A rollforward of the goodwill balance as of December 31, 2022 and 2021 is as follows:
	December 31,
	2022	2021
Balance at beginning of period	$258,619	$258,619
Goodwill arising from the SV Consolidation (see Note 3)	17,084	—
Balance at the end of period	$275,703	$258,619
As of December 31, 2022 and 2021, intangible assets with definite lives consist of the following:
	December 31, 2022
	Gross Carrying Value	Accumulated Amortization	Net	Weighted Average Useful Life
Customer relationships	$94,874	$(61,517)	$33,357	5 years
Technology	37,041	(31,698)	5,343	3 years
	$131,915	$(93,215)	$38,700
	December 31, 2021
	Gross Carrying Value	Accumulated Amortization	Net	Weighted Average Useful Life
Customer relationships	$94,874	$(38,700)	$56,174	5 years
Technology	37,041	(19,351)	17,690	3 years
	$131,915	$(58,051)	$73,864

The weighted average estimated remaining life for the intangible asset classes are as follows:
	December 31,
	2022	2021
Customer relationships	2.5 years	3.5 years
Technology	0.5 years	1.5 years
Intangible assets amortization expense was $35,164 and $42,041 for the years ended December 31, 2022 and 2021, respectively.
During the years ended December 31, 2022 and 2021, the Company wrote-off $0 and $125, respectively, of intangible assets related to acquired technology as the Company determined the technology would no longer be placed in service. The write-off charge is included within “Depreciation and amortization” on the consolidated statements of operations and comprehensive income.
As of December 31, 2022, amortization of long-lived intangible assets is estimated to be as follows:
2023	$22,214
2024	12,460
2025	4,026
Thereafter	—
$38,700
6.	Capitalized Software Development Costs
Capitalized software development costs consist of the following:
	December 31,
	2022	2021
Capitalized software development costs	$8,361	$3,724
Less: Accumulated amortization	(976)	(87)
	$7,385	$3,637
Amortization expense for capitalized software development for the years ended December 31, 2022 and 2021 amounted to $889 and $65, respectively. Amortization expense is included within “Depreciation and amortization” on the consolidated statements of operations and comprehensive income.
The Company wrote-off capitalized software development costs of $669 and $242 for the years ended December 31, 2022 and 2021, respectively. The write off charge is included within “Depreciation and amortization” on the consolidated statements of operations and comprehensive income.
7.	Income Tax
Legacy Grindr restructured immediately prior to the Business Combination. The restructuring created two tax periods, one for Legacy Grindr through the restructuring, and one for Grindr through the remainder of the year. Legacy Grindr’s short tax period is in a taxable income position, and Grindr’s short tax period is in a taxable loss position. The consolidated statements of operations for the year ended December 31, 2022 include the results of both tax periods.
Net (loss) income before income tax includes the following components:
	Year ended December 31, 2022	Year ended December 31, 2021
United States	$(36)	$6,265
International	29	35
	$(7)	$6,300

Income tax (benefit) provision for the year ended December 31, 2022 and 2021, consisted of the following:
	Year ended December 31, 2022	Year ended December 31, 2021
Current income tax provision:
Federal	$8,696	$4,828
State	1,647	711
International	17	9
Total current tax provision:	$10,360	$5,548
Deferred income tax benefit:
Federal	$(9,791)	$(4,436)
State	(1,428)	124
International	—	—
Total deferred tax benefit:	$(11,219)	$(4,312)
Total income tax (benefit) provision	$(859)	$1,236
The tax effects of temporary differences that give rise to portions of deferred tax assets and deferred tax liabilities are as follows:
	December 31,
	2022	2021
Deferred tax assets:
Accrued expenses	$210	$189
Equity awards	1,014	285
Net operating losses	499	4
General business credit	415	300
Deferred rent	—	47
Accrued compensation	315	282
Right-of-use asset	1,171	—
Capitalized research expenditures	970	—
Tax original issue discount	359	491
Capitalized interest carryforward	1,346	195
Other	131	—
Gross deferred tax assets	6,430	1,793
Less: Valuation allowance	(286)	—
Total deferred tax assets	6,144	1,793
Deferred tax liabilities:
Intangible assets	(17,168)	(22,551)
Lease liability	(1,089)	—
Other	(415)	(154)
Total gross deferred tax liabilities:	(18,672)	(22,705)
Net deferred tax liabilities	$(12,528)	$(20,912)
ASC 740 requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as deferred tax asset (“DTA”) to the extent that management assesses that realization is “more likely than not.” The Company considers evidence, both positive and negative, that could affect future realization of DTAs.

Tax credit carryforwards are as follows:
	December 31, 2022
	Amount	Expiration Years
Net operating losses, federal (Post December 31, 2017)	$1,620	Do Not Expire
Net operating losses, state	$2,863	2032 - 2042
Tax credits, federal	$82	2042
Tax credits, state	$507	Do Not Expire
	December 31, 2021
	Amount	Expiration Years
Tax credits, state	$468	Do Not Expire
The reconciliation between the Company’s income tax (benefit) provision on (loss) income before income tax and the statutory tax rate is as follows:
	Year ended December 31, 2022	Year ended December 31, 2021
Income tax provision at the federal statutory rate of 21.0%	$(1)	$1,323
State taxes	(138)	605
Equity compensation	5,167	277
Transaction costs	482	—
Foreign derived intangible income deduction	(1,475)	(693)
Change in valuation allowance	286	(74)
Warrant liability revaluations	(4,472)	—
Research tax credit	(1,062)	(46)
Uncertain tax positions	260	113
Other items	94	(269)
	$(859)	$1,236
The following table summarized the activity related to the gross unrecognized tax benefits as of December 31, 2022 and December 31, 2021:
	Year ended December 31, 2022	Year ended December 31, 2021
Balance at the beginning of the year	$341	$232
Increase related to current year tax positions	245	109
Balance at end of the year	$586	$341
All of the Company’s unrecognized tax benefits, if recognized, would change the effective rate. The Company does not expect any material changes to the unrecognized tax benefits over the next 12 months. The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits, and uncertain income tax positions must meet a more likely than not recognition threshold to be recognized. The Company recognizes interest and penalties related to unrecognized tax benefits in “Income tax provision (benefit)” in the consolidated statements of operations and comprehensive income. Interest and penalties are not material for each of the periods presented.
The Company believes it is more likely than not that all significant tax positions taken to date would be sustained by the relevant taxing authorities. As of December 31, 2022 and December 31, 2021, there were no active taxing authority examinations in any of the Company's major tax jurisdictions. The Company remains subject to examination for federal and state income tax purposes for the tax years ended 2017 through 2022.

8.	Other Current Assets
Other current assets consist of the following:
	December 31, 2022	December 31, 2021
Income tax receivable	$—	$3,274
Cloud computing arrangements implementation costs	624	—
Other current assets	126	34
	$750	$3,308
9.	Promissory Note from a Member
On April 27, 2021, Catapult GP II LLC (“Catapult GP II”), a related party wherein certain members of Catapult GP II are executives of the Company, purchased 5,387,194 common units of Legacy Grindr, which is converted using the Exchange Ratio to 7,385,233 common shares of the Company upon Business Combination. In conjunction with the common units of Legacy Grindr purchased, the Company entered into a full recourse promissory note with Catapult GP II with a face value of $30,000 (the “Note”). The Note, including all unpaid interest, is to be repaid the earlier of 1) the tenth anniversary of the Note, 2) upon the completion of a liquidity event, or 3) upon completion of an initial public offering or a special-purpose acquisition company transaction. The Note bears interest at 10% per annum on a straight-line basis.
The Note was partially paid with the distribution from Legacy Grindr (see Note 12 for further details). The total amount outstanding on the Note, including interest, was $19,071 and $32,038 as of December 31, 2022 and December 31, 2021, respectively. The Note has been fully paid subsequent to December 31, 2022, see Note 21 for additional information. The Note and the related accrued interest are reflected as a reduction to equity in the consolidated statements of stockholders’ equity.
10.	Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of the following:
	December 31,
	2022	2021
Income and other taxes payable	$5,360	$664
Interest payable	2,444	—
Accrued professional service fees	2,317	184
Accrued legal expense	1,308	196
CEO make-whole bonus (see Note 13)	1,200	—
Lease liability, short-term	1,050	—
Employee compensation and benefits	813	320
Settlement payable to a former director	641	204
Accrued infrastructure expenses	214	—
Settlement payable of incentive units on 2016 Plan	—	1,060
Other accrued expenses	334	911
	$15,681	$3,539
11.	Debt
Total debt for the Company is comprised of the following:
	December 31, 2022	December 31, 2021
Credit Agreement
Current	$22,152	$3,840
Non-current	345,328	136,320
	$367,480	$140,160
Less: unamortized debt issuance costs	(6,852)	(3,041)
	$360,628	$137,119

Credit Agreement
On June 10, 2020, Grindr Gap LLC and Grindr Capital LLC (the “Borrower”), wholly owned subsidiaries of the Company, and the other credit parties and lenders party thereto entered into a credit agreement (the “Credit Agreement”) which permitted the Borrower to borrow up to $192,000. The full amount of $192,000 was drawn on June 10, 2020. The amounts repaid may not be reborrowed. The Borrower used such proceeds to pay part of the total purchase consideration for the Acquisition and related fees and other transaction costs. For the year ended December 31, 2022 and 2021, the Company incurred and paid debt issuance costs of $5,092 and $960, respectively, in conjunction with the Credit Agreement. Debt issuance costs paid are reflected on the balance sheet as a direct deduction from the carrying value of the debt. The amortization of such debt issuance costs is included in “Interest income (expense), net” on the consolidated statements of operations and comprehensive income.
The Borrower is a direct subsidiary of Grindr Gap LLC, which is a direct subsidiary of Legacy Grindr. Legacy Grindr is a direct subsidiary of Grindr Inc. Borrowings under the agreement are guaranteed by all of the subsidiaries of Legacy Grindr, other than the Borrower and Grindr Canada Inc., and are collateralized by the capital stock and/or certain assets of all of the subsidiaries of Legacy Grindr.
Borrowings under the Credit Agreement are repayable in full on various dates ranging from May 17, 2024 to November 14, 2027 based on the drawdown dates of the loans with quarterly mandatory principal repayments equal to 0.50% of the original principal amount of the relevant loans, except for the Supplemental Facility II (as defined and discussed below). The Borrower is also required, among other things, to make mandatory prepayments of the Credit Agreement equal to a defined percentage rate, as determined based on the Company's leverage ratio, of excess cash flow. No mandatory prepayment was required for the years ended December 31, 2022 and 2021.
Borrowings under the Credit Agreement are index rate loans or Term SOFR (as defined in the Credit Agreement) loans, at the Borrower’s discretion. Index rate loans bear interest at the index rate plus applicable margin based on the consolidated total leverage ratio, or currently 7%. Term SOFR loans bear interest at Term SOFR plus an applicable margin based on the consolidated total leverage ratio, currently 8%, in each case, except for $30,000 of the term loans under the Supplemental Facility II (as defined below) for which the applicable margin is currently 3.2% for index rate loans and 4.2% for Term SOFR loans. The interest rates in effect as of December 31, 2022 and December 31, 2021 were 11.7%, based on Term SOFR, and 9.5%, based on Term LIBOR (as defined in the Credit Agreement prior to the third amendment), respectively.
The Credit Agreement also required the Borrower to make a lump-sum principal repayment in the amount of $48,000 plus related accrued interest on or before February 28, 2021. This repayment date was amended to November 30, 2021 by the first amendment to the Credit Agreement entered into on February 25, 2021. In addition to this mandatory repayment, the Borrower was required to pay a premium of 10% of the principal repayment, or $4,800, together with the mandatory lump-sum principal repayment. The repayment was made in November 2021.
The premium was accrued over the term of the Credit Agreement through the initial repayment date in February 2021. For the year ended December 31, 2021, $1,118 of the premium was accrued and recognized as interest expense in “Interest expense, net” in the consolidated statements of operations and comprehensive income.
On June 13, 2022, a second amendment to the Credit Agreement was entered into which allowed the Borrower to borrow an additional $60,000, which the Borrower drew in conjunction with the closing of the amendment. The second amendment to the Credit Agreement was accounted for as a debt modification. The Borrower capitalized and paid debt issuance costs totaling $955 in conjunction with the second amendment. The borrowing under the second amendment has the same terms as the Credit Agreement..
On November 14, 2022, a third amendment to the Credit Agreement was entered into which allowed the Borrower to borrow multiple term loans. The term loans have the following maximum commitment amounts, $140,800 (“Supplemental Facility I”), and $30,000 (“Supplemental Facility II”). On November 14, 2022 and November 17, 2022, the Borrower drew the full amount for Supplemental Facility I and Supplemental Facility II, respectively. The third amendment to the Credit Agreement was accounted for as a debt modification for accounting purposes. The debt issuance costs related to the third amendment are $3,387 and $750 for Supplemental Facility I and Supplemental Facility II, respectively. All borrowings under the third amendment bear interest at the Secured Overnight Financing Rate (“SOFR”), with an applicable floor, plus an applicable margin as determined by the Company’s net leverage ratio. For Supplemental Facility I, the Borrower is required to make quarterly amortization payments of $704 on the next business day of the end of each March, June, September and December, beginning in June 2023, with the remaining aggregate principal amount payable on the maturity date of November 14, 2027

(“Supplemental Facility I Maturity Date”). The Supplemental Facility I Maturity Date may be accelerated if certain loans in the existing Credit Agreement or Supplemental Facility II are not repaid on or before their respective maturity dates. The interest rate in effect for Supplemental Facility I as of December 31, 2022 was 12.5%. For Supplemental Facility II, the Borrower is required to make amortization payments of $7,500 on the next business day of the end of June 2023 and December 2023, with the remaining aggregate principal amount payable on the maturity date of May 17, 2024. The interest rate in effect for Supplemental Facility II as of December 31, 2022 was 8.7%.
The obligations under the Credit Agreement are subject to acceleration at the election of the required lenders during the continuance of any event of default. A default interest rate of an additional 2% per annum will apply on all outstanding obligations after the occurrence of an event of default. The prepayment premium on Supplemental Facility I is 2% of the principal amount prepaid during the first year plus the payment of all interest that would have been accrued assuming no change in Term SOFR and 2% of the principal amount prepaid during the second year. There is no prepayment premium for the Supplemental Facility II.
The Credit Agreement includes restrictive non-financial and financial covenants, including the requirement to maintain a total leverage ratio no greater than a specified level, currently 4.50:1.00 prior to and through May 17, 2024 to the extent any Supplemental Facility II is outstanding, no greater than 4.75:1.00 prior to and through March 31, 2024 and no greater than 4.25:1.00 thereafter. As of December 31, 2022 and December 31, 2021, the Borrower was in compliance with the financial debt covenants.
The fair values of the Company's Credit Agreement balances were measured by the discounted cash flow method or comparing their prepayment values and observable market data consisting of interest rates based on similar credit ratings, which the Company classifies as a Level 2 input within the fair value hierarchy. The estimated fair value of the Credit Agreement balances as of December 31, 2022 and December 31, 2021, was $394,785 and $142,963, respectively.
Future maturities of the Credit Agreement as of December 31, 2022, were as follows:
2023	$22,152
2024	22,856
2025	36,225
2026	7,069
2027	279,178
Thereafter	—
$367,480
Paycheck Protection Program Loan
On April 24, 2020, the Company entered into a promissory note and received a loan in the amount of $1,512 (the “PPP Loan”) under the Small Business Administration (“SBA”) Paycheck Protection Program enabled by the Coronavirus Aid, Relief and Economic Security Act of 2020 (the “CARES Act”). The Company used the proceeds to support payroll costs, rent and utilities in accordance with the relevant terms and conditions of the CARES Act.
The advance under the PPP Loan bears interest at a rate per annum of 1.0%. The term of the PPP Loan was two years, ending April 23, 2022. The Company did not provide any collateral or personal guarantees for the PPP Loan, nor did the Company pay any facility charge to the government or to the bank.
The Company applied for forgiveness of the full amount under the terms of the CARES Act in June 2021 and subsequently was granted forgiveness for the full amount in October 2021. The amount of forgiveness of $1,512 of principal and $23 of accrued interest was recorded in “Other expense, net” in the consolidated statements of operations and comprehensive income in the year ended December 31, 2021.
12.	Distributions
On June 10, 2022, Legacy Grindr's Board of Managers approved a special distribution of $0.75 per ordinary unit, amounting to $83,313 to ordinary unit holders as of the close of business on June 10, 2022 (the “First Distribution”). In addition, Catapult GP II elected to apply a portion of its distribution totaling $4,040 as a partial payment of the Note described in Note 9, in the amount of $3,789, which comprised $3,362 of the accrued interest and $427 of the principal. The First Distribution was partially paid in June 2022, and the balance was fully paid in July 2022.

On November 14, 2022, ahead of the Business Combination, see Note 3, Legacy Grindr's Board of Managers approved a distribution of $2.55 per ordinary unit, amounting to $283,801 to ordinary unit holders as of the close of business on November 14, 2022. (the “Second Distribution”). As part of the Second Distribution, $155,000 was issued to Group Holdings in the form of a promissory note (the “Promissory Note”) on November 15, 2022. The Promissory Note, which bore interest at 4.03% per annum beginning thirty days after issuance, was to be repaid no later than January 15, 2023 with all accrued interest. Group Holdings in turn issued promissory notes to its parent companies SVE and SVG totaling $155,000, SVE in turn issued a promissory note for its pro rata portion to SVG, and SVG issued a promissory note in the amount of $155,000 to SV Parent. In addition, Catapult GP II elected to apply a portion of its distribution totaling $13,737 as a partial payment of the Note described in Note 9, in the amount of $12,020, which comprised $1,280 of the accrued interest and $10,740 of the principal. The Second Distribution, excluding any amounts related to the items described above, was paid on various dates in November 2022.
13.	Commitments and Contingencies
Operating Leases
Company as a lessee
The Company has operating leases for office space. The leases have original lease periods expiring in 2026 with an option to renew. Renewal options are not recognized as part of the right-of-use assets and lease liabilities as it was not reasonably certain at the lease commencement date that the Company would exercise these options to extend the leases.
The Company elected certain practical expedients under ASC 842 which allows for the combination of lease and non-lease components of lease payments in determining right-of-use assets and related lease liabilities. The Company also elected the short-term lease exception. Leases with an initial term of twelve-months or less that do not include an option to purchase the under lying asset are not recorded on the consolidated balance sheets and are expensed on a straight-line basis over the lease term.
Components of lease cost included in general and administrative expenses on the consolidated statements of operations and comprehensive income are as follows:
Year Ended December 31, 2022
Lease cost
Operating lease cost	$1,652
Variable lease cost	—
Short-term lease cost	—
Sublease income	(738)
Total lease cost	$914
Supplemental cash flow information related to leases is as follows:
Year Ended December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities	$1,373
Right-of-use assets obtained in exchange for lease liabilities:
Leases recognized upon adoption of ASC 842	$5,585

Supplemental balance sheet information related to leases as of December 31, 2022 is as follows (in thousands, except lease term and discount rate):
December 31, 2022
Assets:
Right-of-use assets	$4,535
Liabilities:
Accrued expenses and other current liabilities	$1,050
Lease liability	3,658
Total operating lease liabilities	$4,708
Weighted average remaining operating lease term (years)	3.3
Weighted average operating lease discount rate	11.41%
The Company’s leases do not provide a readily determinable implicit discount rate. The Company estimates its incremental borrowing rate as the discount rate based on the information available at lease commencement. Future maturities on lease liabilities as of December 31, 2022, are as follows:
2023	$1,529
2024	1,746
2025	1,799
2026	605
2027	—
Thereafter	—
Total lease payments	$5,679
Less: imputed interest	(971)
Total lease liabilities	$4,708
As of December 31, 2021, prior to the Company’s adoption of Topic 842, annual minimum payments under noncancelable operating leases were as follows:
2022	$1,508
2023	1,696
2024	1,746
2025	1,799
Thereafter	605
$7,354
Operating lease expense was $1,209 for the year ended December 31, 2021 under Topic 840.
There were no leases with residual value guarantees or executed leases that had not yet commenced as of December 31, 2022.
Company as a lessor
The Company is a sublessor on one operating lease that expires in November 2023. The Company recorded $738 and $656 in sublease income during the years ended December 31, 2022 and 2021, respectively.
Future non-cancelable rent payments from the Company's sublease tenant as of December 31, 2022 were as follows:
2023	$631
Thereafter	—
$631

Purchase Commitments
In November 2018, the Company entered into a purchase commitment for the use of cloud services, with a commitment to spend $3,100 annually between January 2020 and December 2022. Total purchases under the purchase commitment were $8,238 and $4,809 for the year ended December 31, 2022 and 2021, respectively.
CEO Bonus
George Arison became the Chief Executive Officer of Grindr on October 15, 2022. In connection with assuming his position of the Company, Mr. Arison forfeited certain compensation with his former employer. As compensation to Mr. Arison for such forfeiture, his employment agreement provides for a make-whole payment based on the target annual bonus of up to $1,200 he would have received from his previous employer. As of December 31, 2022, the Company recorded accrued bonuses payable to Mr. Arison of $1,200, which is included in “Accrued expenses and other current liabilities” on the consolidated balance sheets. Refer to Note 17 – Stock-Based Compensation for further information on Mr. Arison’s executive incentive awards.
Litigation
From time to time, the Company is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. Litigation can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict, and the Company’s view of these matters may change in the future as the litigation and events related thereto unfold. The Company expenses legal fees as incurred. The Company records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Currently, it is too early to determine the outcome and probability of any legal proceedings and whether they would have a material adverse effect on the Company’s business. As of December 31, 2022 and December 31, 2021, there were no amounts accrued that the Company believes would be material to its financial position.
In January 2020, the Norwegian Consumer Council (“NCC”) submitted three complaints to the Norwegian Data Protection Authority, (“NDPA”). Datatilsynet, under Article 77(1) of the General Data Protection Regulation (“GDPR”) against the following parties: (1) Grindr and AdColony; (2) Grindr, Twitter, AppNexus, and OpenX; and (3) Grindr, and Smaato. The complaints reference a report entitled “Out Of Control: How consumers are exploited by the online advertising industry”. The NCC argued that (1) the Company lacks valid consent for data sharing, (2) the Company shares personal data under Article 9 and does not have a legal basis for processing personal data under Article 9, and (3) the Company does not provide clear information about data sharing, which infringes the principle of transparency in Article (5)(1)(a) GDPR. In April 2020, the Company received an Order to Provide Information from the Datatilsynet. The Company responded to this Order and provided information to Datatilsynet in May 2020. In January 2021, the Datatilsynet sent the Company an “Advance notification of an administrative fine” of 100,000 NOK (the equivalent of approximately $10,217 using the exchange rate as of December 31, 2022) for an alleged infringement of the GDPR. This was notice of a proposed fine to which Grindr was entitled to respond before Datatilsynet made a final decision. Datatilsynet alleged (i) that Grindr disclosed personal data to third party advertisers without a legal basis in violation of Article 6(1) GDPR and (ii) that Grindr disclosed special category personal data to third party advertisers without a valid exemption from the prohibition in Article 9(1) GDPR. Grindr responded to the Advance notification on March 8, 2021, to contest the draft findings and fine. A redacted copy of Grindr’s response was made public. On April 29, 2021, Datatilsynet issued its Order To Provide Information - Grindr - Data Processors, asking, among other things, whether Grindr considered certain ad tech partners to be processors or controllers. Datatilsynet later extended the deadline to respond to June 2, 2021, and Grindr sent a response to Datatilsynet on that date. On October 11, 2021, Datatilsynet sent the Company a letter concerning Grindr’s reply to the Advance notification. In the letter, Datatilsynet clarified that the Advance notification only “pertains to data subjects on Norwegian territory,” and advised the Company of two additional complaints that had been filed (one in March 2021 and the other in September 2021) with Datatilsynet by the Norwegian Consumer Council. Datatilsynet requested any further comments or remarks to the Advance notification by November 1, 2021, but later extended the deadline to November 19, 2021. On November 19, 2021, Grindr served a response to Datatilsynet’s October 11, 2021 letter. On November 26, 2021, Datatilsynet requested any redactions to the response based upon the expectation that third parties may request a copy of Grindr’s November 19, 2021 response, and Grindr proposed redactions on the same day.
In December 2021, Datatilsynet issued a reduced administrative fine against the Company in the amount of 65,000 NOK, or approximately $6,642 using the exchange rate as of December 31, 2022, with an extended deadline for the Company to appeal through February 14, 2022. On February 14, 2022, Grindr filed an appeal brief with the DPA. On July 5, 2022, DPA requested additional documentation from Grindr, specifically regarding whether ad tech partners have deleted any Grindr user data. On August 3, 2022, Grindr, provided Datatilsynet with evidence documenting the Company standard practice of directing terminated ad tech partners to delete any remaining Grindr user data they may have. On November 24, 2022, Grindr and Kunlun entered into an escrow agreement providing for Grindr's potential access to $6,500 of funding in the event Grindr's appeal fails and Grindr is required to pay the fine. On December 7, 2022, Datatilsynet upheld the reduced administrative fine against the Company and sent its decision to the Norwegian Privacy Board for review. On February 10, 2023, Grindr submitted its response and Datatilsynet is currently continuing the process of the appeal of the administrative fine before the Privacy Board. On, March 8, 2023, Grindr received notice of the Norwegian Consumer Council's submission of comments. Grindr is preparing a response to these comments for the Privacy Review Board's consideration. Grindr is not aware when the review by the Norwegian Privacy Board will be completed. It is too early to determine the probability of there being any further proceedings, the outcome of any such proceedings, and whether such proceedings may have a material adverse effect on the Company’s business, including because of the uncertainty of (i) the ultimate amount of the fine imposed, and (ii) whether Grindr may determine to appeal or further contest the fine. As a result, an estimate of the ultimate loss cannot be made at this time. It is at least reasonably possible that a change in the administrative fine may occur in the near term.
In Summer of 2018, Grindr was informed by multiple State Attorneys General (the “Multistate”) that the Multistate was opening a formal investigation into the Company’s sharing of users’ HIV status and last tested date with third parties, and its security and processing of user geolocation information. Since August 2018 the Company has responded to multiple requests for information. In November 2020, the Multistate contacted the Company with its expected claims and findings and general proposed settlement terms that included a settlement of $11,000. The Company responded in February 2021 by providing the Multistate with a white paper detailing why the Multistate’s claims are factually and legally deficient. The Company also met with the Multistate and presented its arguments via a presentation. In May 2021, the Multistate contacted Grindr to request an extension of the tolling agreement from June 1, 2021 to October 1, 2021. On May 30, 2021, Grindr entered into a tolling agreement extension with the State Attorneys General of Arkansas, Indiana, New Jersey, North Carolina, Oregon, Vermont, and Washington, extending the tolling agreement from June 1, 2021 to August 1, 2021. In June 2021, the New Jersey Attorney General served supplemental requests on Grindr seeking, among other things, additional information related to matters discussed in Grindr’s February 2021 white paper, as well as documents regarding submissions made by Grindr to Datatilsynet. In July 2021, Grindr served initial responses and objections to the New Jersey Attorney General’s supplemental requests and subsequently agreed to an extension of the tolling agreement from August 1, 2021 to October 1, 2021. Since that time, the New Jersey Attorney General agreed to limit the scope of the supplemental requests, and Grindr agreed to provide certain information in response to the supplemental requests. In addition, Grindr agreed to enter into an additional tolling agreement extension with the State Attorneys General of Arkansas, Indiana, New Jersey, North Carolina, Oregon, Vermont, and Washington, extending the tolling agreement from October 1, 2021 to March 31, 2022. On March 16, 2022, May 27, 2022 and July 5, 2022, Grindr entered into additional extensions of the tolling agreement with the Attorneys General until May 30, 2022, June 30, 2022 and September 1, 2022, respectively. In October 2021, Grindr served an initial response to the New Jersey Attorney General’s supplemental requests, with additional responses to supplemental requests served in November and December 2021. In January 2022, Grindr submitted responses to the New Jersey Attorney General’s follow-up questions regarding the Company’s inquiry in response to The Pillar blog. On October 6, 2022, the Company was advised by the Multistate that the investigation has been closed without action and with no further action anticipated.
In December 2020, Grindr was named in a statement of claim and petition for certification of a class action in Israel (Israeli Central District Court). The statement of claims generally alleges that Grindr violated users’ privacy by sharing information with third parties without their explicit consent. The petitioner asserts several causes of action under Israeli law, including privacy breaches, unlawful enrichment, and negligence, as well as causes of action under California law, including privacy violations under the California Constitution and California common law, negligence, violation of the Unfair Competition Law, and unjust enrichment. The statement of claims seeks various forms of monetary, declaratory, and injunctive relief, in addition to certification as a class action. In June 2021, the petitioner attempted service of the statement of claims and the associated filings (all in translated form as required under applicable law) on Grindr. In November 2021, Grindr filed an initial response to the plaintiff’s Statement of Claim challenging the effectiveness of service. The plaintiff then filed opposition to Grindr’s service-related motion, raising a series of technical challenges. During the Israeli court hearing in January 2022, the Israeli court directed the plaintiff to start the service process from the beginning by seeking court permission to pursue international service on Grindr. On February 8, 2022, the Court formally permitted the Plaintiff, in ex parte, to serve the Company outside the jurisdiction. The Company should file its response to the Motion for certification (and/or preliminary jurisdictional motions) within 90 days from the date it is served. On March 30, 2022, Grindr received a package via U.S. Mail with the case documents. Grindr’s local Israeli counsel is preparing a motion seeking the court’s preliminary ruling on the question of applicable law. On July 5, 2022, the Company filed a motion to determine the governing law. Grindr believes that the claims lack merit, and it continues to consider and evaluate an appropriate response. At this time, this matter remains in its nascent stages, and it is too early to determine the likely outcome of this proceeding or whether the proceeding may ultimately have a material adverse effect on the Company’s business, including because of the uncertainty of (i) whether Grindr will incur a loss, (ii) if a loss is incurred, what the amount of that loss may be, and (iii) whether Grindr may determine to appeal or further contest the loss.
14.	Employee Benefit Plan
The Company maintains a qualified 401(k) retirement plan (the “401k Plan”). All employees are eligible to participate in the 401k Plan beginning on the first day of the month following their date of hire. The 401k Plan permits eligible employees to make contributions. The Company made $1,314 and $967 of 401(k) matching contributions for the year ended December 31, 2022 and 2021, respectively.
15.	Warrants
In connection with Tiga’s initial public offering, Tiga issued (i) 18,560,000 private placement warrants (“Private Warrants”) to its sponsor, Tiga Sponsor LLC (the “Sponsor”) and (ii) sold 13,800,000 public warrants. On November 18, 2022, in connection with the reverse recapitalization treatment of the Business Combination, the Company effectively issued 37,360,000 warrants to purchase shares of Grindr’s common stock, which included 13,800,000 public warrants, 18,560,000 Private Warrants, 2,500,000 Forward Purchase Warrants, and 2,500,000 Backstop Warrants. The Forward Purchase Warrants and the Backstop Warrants have the same terms and are in the same form as the public warrants (as such, will collectively be known as the “Public Warrants”).
The Public Warrants, which entitle the registered holder to purchase one share of the Company's common stock, have an exercise price of $11.50, became exercisable 30 days after the completion of the Business Combination and are set to expire five years from the completion of the Business Combination, or earlier upon redemption.
Redemptions of warrants when the price per share equals or exceeds $18.00
At any time while the warrants are exercisable, the Company may redeem not less than all of the outstanding warrants (except as described with respect to the Private Warrants, below):
•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon a minimum of 30 days prior written notice of redemption to each warrant holder; and
•
if, and only if, the closing price of the Company’s common shares equals or exceeds $18.00 per share (as adjusted) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

Redemptions of warrants when the price per share equals or exceeds $10.00
At any time while the warrants are exercisable, the Company may redeem not less than all of the outstanding warrants (except as described with respect to the Private Warrants, below):
•	in whole and not in part;
•	at a price of $0.10 per warrant;
•
upon a minimum of 30 days prior written notice of redemption provided holders will be able to exercise their warrants on a “cashless basis” prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the fair market value of the Company’s common stock; and

•
if, and only if, the closing price of the Company’s common stock equals or exceeds $10.00 per share (as adjusted) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public and Private Warrants for redemption, the Warrants may be exercised for cash or, as described above, the warrant holder may elect to exercise on a cashless basis if the price per share equals or exceeds $10.00, as described in the warrant agreement. In addition, at any time after notice of redemption has been given by the Company, holders of Private Warrants may exercise such warrants on a cashless basis so long as such Private Warrants are held by the Sponsor or a permitted transferee. The exercise price and number of common shares issuable upon exercise of the Public Warrants are to be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation.
Each Private Warrant entitles the registered holder to purchase one share of the Company’s common stock. The Private Warrants also have an exercise price of $11.50 and became exercisable 30 days after the completion of the Business Combination. The Private Warrants are set to expire five years from the completion of the Business Combination, or earlier upon redemption.
The Private Warrants are identical to the Public Warrants underlying the shares sold in Tiga’s initial public offering, except that they are subject to certain transfer and sale restrictions and are not optionally redeemable when the Company's common stock price is above $18.00 so long as they are held by the initial purchasers or their permitted transferees. Additionally, the Private Warrants are exercisable on a cashless basis. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
The Warrants were recognized at Closing as a liability with a fair value of $39,228. The Warrants remained unexercised and were remeasured to fair value of $17,933 as of December 31, 2022, resulting in a gain of $21,295 for the year ended December 31, 2022 recognized in the consolidated statements of operations and comprehensive income.
16.	Stockholders’ Equity
The number of authorized, issued and outstanding stock, after the effect of the reverse acquisition, were as follows:
	December 31, 2022
	Authorized Shares	Shares Issued and Outstanding
Preferred Stock	100,000,000	—
Common Stock	1,000,000,000	173,524,360
	1,100,000,000	173,524,360
	December 31, 2021
	Authorized Shares	Shares Issued and Outstanding
Preferred Stock, as recast	unlimited	—
Common Stock, as recast	unlimited	155,541,074
		155,541,074
On the Closing of the Business Combination, the Company's shareholders adopted the new certificate of incorporation. The new certificate of incorporation set forth the right, privileges, and preference of the Company's preferred stock and common stock. The Company's Board of Directors is authorized to provide for the issuance of all or any number of the shares of preferred stock, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions.
The holders of the Company's common stock are entitled to one vote on each matter submitted to the stockholders of the Company for their vote.
17.	Stock-based Compensation
The stock-based compensation expense is related to the grant of restricted units under the 2022 Plan (defined below), the grant of options and restricted units granted under the 2020 Plan (defined below) and the grant of SVE’s

Series P Units (defined below) to employees and consultants of Legacy Grindr. The unit-based compensation for SVE’s Series P Units has been pushed down to the operating entity and thus recorded in the Legacy Grindr’s consolidated financial statements with a corresponding credit to equity as a capital contribution.
2022 Plan
On November 15, 2022, the stockholders of the Company approved the adoption of the 2022 Equity Incentive Plan (the “2022 Plan”), which permits the grant of incentive awards, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards, and other awards. There were 13,764,400 shares of common stock authorized under the 2022 Plan. There were no changes to the authorized number of shares for the year ended December 31, 2022. As of December 31, 2022, there were no shares of common stock that were available to be granted under the 2022 Plan until the Company's Form S-8 became effective with the SEC on February 13, 2023.
Executive Incentive Awards
During the year ended December 31, 2022, the Company entered into employment agreements with the Company’s newly appointed Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). The employment agreements include cash compensation and incentive awards in the form of restricted stock units (“RSUs”). The awards are subject to service, performance, and market conditions.
CEO Awards
The awards granted to the CEO include a combination of time-based awards (“CEO Time-Based Awards”), awards containing a market condition (“CEO Market Condition Awards”), and awards granted upon the achievement of certain key performance indicators (“CEO KPI Awards”), in the form of restricted stock unit awards (“RSUs”).
The CEO Time-Based Awards include 3,750,000 RSUs. The awards will vest over five years, with 20% vesting on the first anniversary of October 19, 2022 (the “CEO Start Date”), and then in eight equal installments every six months, subject to continued service with the Company.
The CEO Market Condition Awards are issued upon the achievement (at varying levels) of certain market capitalization thresholds. The Company has an obligation to issue a variable number of shares based on a fixed dollar value divided by the volume weighted-average price per share of the Company’s common stock for a 90-day period preceding each market capitalization achievement date. These awards are liability-classified and require fair value remeasurement at the end of each reporting period. In connection with the grant of the CEO Time-Based Awards, a downside protection provision (“Downside Protection”) is to be granted to the CEO. The Downside Protection may be settled in cash or shares at the sole discretion by the Company’s Board of Directors. As of December 31, 2022, the Downside Protection has not been granted for accounting purposes in accordance with ASC 718.
The CEO KPI Awards will be issued upon the satisfaction of certain KPIs determined by the Company’s Board of Directors. As of December 31, 2022, the KPIs have not been authorized, and as such, the CEO KPI Awards are not considered to have been granted for accounting purposes in accordance with ASC 718.
CFO Awards
The awards granted to the CFO include a combination of time-based awards (“CFO Time-Based Awards”) and awards containing a market condition (“CFO Market Condition Awards”), in the form of RSUs. The CEO Time-Based Awards Award include 486,000 RSUs. The awards will vest over five years, with 20% vesting on each anniversary of September 26, 2022 (the “CFO Start Date”), subject to continued service with the Company.
The CFO Market Condition Awards are issued upon the achievement of certain market capitalization thresholds. The Company has an obligation to issue a variable number of shares based on a fixed dollar value divided by the volume weighted-average price per share of the Company’s common stock for a 90-day period preceding each market capitalization achievement date. These awards are liability-classified and require fair value remeasurement at the end of each reporting period.
The CEO Market Condition Awards and the CFO Market Condition Awards (together, the “Market Condition Awards” are liability-classified and will require fair value remeasurement at the end of each reporting period. As of the grant date and as of December 31, 2022, the aggregate fair value of the Market Condition Awards is the grant-date fair value of $4,129 and is recorded in “Other non-current liabilities” in the consolidated balance sheets. Refer to Note 18 for the fair value information of these awards.

As of December 31, 2022, the Company had $3,971 of unrecognized stock-based compensation expense related to unvested Market Condition Awards that is expected to be recognized over a weighted-average period of 5.22 years. The unrecognized stock-based compensation expense related to unvested Time-Based Awards is included with the Director and Employee Awards below.
Director and Employee Awards
The Company granted timed-based RSUs to certain directors (“Director RSUs”) and employees (“Employee RSUs”). The Director RSUs vest in two installments, with 50% vesting on March 15, 2023 and 50% vesting on the earlier of (i) June 15, 2023 and (ii) the first annual general meeting of the Company following the closing of the Business Combination. The Employee RSUs vest 25% on the first anniversary of the start date of their employment (“Vesting Commencement Date”) and in twelve quarterly installments thereafter.
A summary of the unvested time-based RSU activity for Director RSUs, Employee RSUs, and the Time-Based Awards granted to the CEO and CFO during the year ended December 31, 2022 was as follows:
	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2021	—
Granted	4,555,256	$10.10
Outstanding at December 31, 2022	4,555,256	$10.10
As of December 31, 2022, the Company had $44,695 of unrecognized stock-based compensation expense related to unvested time-based restricted stock units that is expected to be recognized over a weighted-average period of 4.69 years.
2020 Plan
Prior to the Business Combination, see Note 3, in August 13, 2020, the Board of Managers of Legacy Grindr, approved the adoption of the 2020 Equity Incentive Plan (the “2020 Plan”), which permits the grant of incentive and unit options, restricted units, stock appreciation rights and phantom units of Legacy Grindr.
There were 6,522,685 shares of common stock authorized in the 2020 Plan. There were no changes to the authorized number of shares for the years ended December 31, 2022 and December 31, 2021. As of December 31, 2022 and December 31, 2021, there were 0 and 2,780,223 shares of common stock, respectively, available for grant under the 2020 Plan.
Stock options
Employees, consultants, and nonemployee directors who provide substantial services to Legacy Grindr were eligible to be granted unit option awards under the 2020 Plan.
In connection with the Business Combination, each Legacy Grindr unit option that was outstanding immediate prior to Closing, whether vested or unvested, was converted into a stock option to acquire a number of shares of common stock equal to the product of (i) the number of unit of Legacy Grindr common unit subject to such Legacy Grindr unit option immediately prior to the Business Combination and (ii) the Exchange Ratio, at an exercise price per share equal to (A) the exercise price per share of such Legacy Grindr unit option immediately prior to the consummation of the Business Combination, divided by (B) the Exchange Ratio. Following the Business Combination, each Exchanged Option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Legacy Grindr unit option immediately prior to the consummation of the Business Combination. Unvested Legacy Grindr unit options did not accelerate nor vest on the consummation of the Business Combination. All stock option activity was retroactively restated to reflect the effect of the Exchange Ratio.
Generally, stock options vest 25% on the first anniversary of the vesting commencement date and then quarterly thereafter for 12 quarters, or pursuant to another vesting schedule as approved by the Board and set forth in the option agreement. Stock options have a maximum term of seven years from the date of grant.
Stock-based compensation expense related to stock options granted under the 2020 Plan is $2,191 and $1,269 for the year ended December 31, 2022 and 2021, respectively.

The following table summarizes the key input assumptions used in the Black-Scholes option-pricing model to estimate the fair value of unit options granted for the years ended December 31, 2022 and 2021:
Year Ended December 31,
	2022	2021
Expected life of options (in years)(1)	4.57 - 4.61	4.55 - 4.61
Expected stock price volatility(2)	56.39% - 61.97%	48.20% - 56.46%
Risk free interest rate(3)	1.37% - 4.24%	0.32% - 0.98%
Expected dividend yield(4)	—%	—%
Weighted average grant-date fair value per unit of stock options granted	$2.75 - $6.37	$2.51
Fair value per common stock/unit	$4.20 - $8.36	$3.21 - $4.20
(1)	The expected term for award is determined using the simplified method, which estimates the expected term using the contractual life of the option and the vesting period.
(2)	Expected volatility is based on historical volatilities of a publicly traded per group over a period equivalent to the expected term of the awards
(3)	The risk-free interest rate is based on the U.S. Treasury yield of treasury bonds with a maturity that approximates the expected term of the awards
(4)
Prior to the date of the Business Combination, Legacy Grindr did not historically pay any cash dividends on its common stock. On June 10, 2022 and November 14, 2022, Legacy Grindr's Board of Managers approved a special distribution as described in Note 12, and the Company does not expect to pay any normal course cash dividends on its common stock in the foreseeable future.

The following table summarizes the option activity for the years ended December 31, 2022 and 2021:
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2020 (as previously reported)	2,524,205	$4.50	6.6	$680
Retroactive application of recapitalization	1,017,859
Outstanding at December 31, 2020, after effect of reverse recapitalization	3,542,064	$3.21	6.6	$680
Granted	1,987,623	$4.03
Exercised	(421,771)	$3.21
Forfeited	(278,544)	$3.26
Outstanding at December 31, 2021	4,829,372	$3.55	6.1	$3,159
Granted	1,767,002	$7.70
Exercised	(598,053)	$3.38
Forfeited	(1,292,556)	$3.45
Outstanding at December 31, 2022	4,705,765	$5.15	5.7	$2,967

Exercisable at December 31, 2021	716,441	$3.22	5.7	$699
Exercisable at December 31, 2022	1,083,987	$3.52	5.0	$1,225
The intrinsic value of options exercised during the years ended December 31, 2022 and December 31, 2021 was $2,670 and $417, respectively. This intrinsic value represents the difference between the fair value of the Company’s common stock on the date of exercise and the exercise price of each option. Unrecognized compensation expense relating to options in the 2020 Plan was $9,540 as of December 31, 2022, which is expected to be recognized over a weighted-average period of 2.67 years.
San Vicente Equity Joint Venture LLC (“SVE”) Series P Profit Units (“Series P”)
On June 10, 2020, SVA completed the acquisition of Legacy Grindr, upon the acquisition of Legacy Grindr, SVE, a related party and a subsidiary of SVA, issued 5,065,855 Series P profit units (“Series P Units”) to Catapult

Goliath LLC (“Catapult Goliath”), a related party wherein certain members of Catapult Goliath are executives of the Company. The Series P Units are granted to Catapult Goliath and each of the grantee beneficiaries in exchange for providing service to the Company under a consulting agreement through December 31, 2023.
The vesting requirements for the Series P Units consist of requisite service under the consulting agreement through December 31, 2023 and four performance-based vesting targets as follows: (1) 20% will vest if SVE determines that the grantee has addressed certain critical issues as described in the grant agreement by December 31, 2020, and (2) 20%, 30%, 30% will vest if EBITDA for the Company reached a certain level for the each of the years ending December 31, 2021, December 31, 2022 and December 31, 2023, respectively.
The EBITDA level was determined for each of the years ended December 31, 2022 and December 31, 2023 on June 10, 2020. SVE and Catapult Goliath had mutually agreed on the EBITDA level for December 31, 2021 on February 4, 2021, as such, 1,013,171 Series P profit units were considered granted in 2021, with the remainder considered granted in 2020.
The Series P Units also have accelerated vesting features if actual EBITDA satisfies the target for the current year and the target for the next year. If an EBITDA target is not achieved, then catch-up vesting can occur if the current year EBITDA exceeds 125% of the EBITDA target for the prior year and 100% of the current target is achieved. In addition, vesting is accelerated for all units that have not been forfeited if a transaction (as defined as an approved sale, drag-along sale or a liquidation event) occurs. SVE has the right, but not the obligation, to repurchase vested units at the lower of fair value or a de minimis amount if the consulting agreement is terminated. The Series P Units are legal form equity of SVE and as such, do not have a maximum contractual life, and do not expire.
The fair value of each performance-based award is estimated on the date of grant using the Black-Scholes valuation model which approximated the fair value that would have been determined under the option pricing model valuation model. The following table summarizes the key input assumptions used in the Black-Scholes option-pricing model to estimate the fair value of the Series P Units granted during the year ended December 31, 2021:
December 31, 2021
Expected life of units (in years)(1)	3
Expected unit price volatility(2)	70.0%
Risk free interest rate(3)	0.4%
Expected dividend yield(4)	—%
Weighted average grant-date fair value per SVE series P unit for each SVE Series P unit granted	$2.42
Fair value per common unit	$3.55
(1)
The expected term for award is estimated in consideration of the time period expected to achieve the performance condition, the contractual term of the award, and estimates of future exercise behavior.

(2)	Expected volatility is based on historical volatilities of a publicly traded per group over a period equivalent to the expected term of the awards
(3)	The risk-free interest rate is based on the U.S. Treasury yield of treasury bonds with a maturity that approximates the expected term of the awards
(4)
Prior to the date of the Business Combination, Legacy Grindr did not historically pay any cash dividends on its common stock. On June 10, 2022 and November 14, 2022, the Legacy Grindr's Board of Managers approved a special distribution as described in Note 12, and the Company does not expect to pay any normal course cash dividends on its common stock in the foreseeable future.

Modification of Series P Units
On May 9, 2022, SVE and Catapult Goliath entered into an agreement to amend the vesting requirement for the Series P Units (the “Modification”). Under the Modification, the Series P Units performance-based vesting target was amended to time-based vesting and the Series P Units will vest as follows: (1) 40% immediately as of the date of modification (the “First Tranches”), and (2) 20% each on June 30, 2022, September 30, 2022 and December 31, 2022 (the “Second Tranches”). Additionally, the requisite services under the consulting agreement have been removed as a condition to vesting.
The vesting requirements for the First Tranches originally consisted of requisite services under a consulting agreement and performance-based targets, and all performance-based targets were met. As such, the Company accounted for the modification in the First Tranches as a Type I modification (probable to probable). As the modification only results in the acceleration of service-based vesting and does not involve any other changes, there was no incremental fair value upon modification. The Company recognized $2,285 incremental unit-based compensation for the First Tranches as it relates to the units vested immediately upon the date of modification.
The vesting requirements for the Second Tranches originally consisted of requisite services under a consulting agreement and performance-based targets, and not all performance-based targets were met. As such, the Company accounted for the modification in the Second Tranches as a Type III modification (improbable to probable). This Type III modification results in a remeasured fair value of $7.32 per share. The remeasured fair value was determined by a probability weighted expected return method by weighting between a going concern scenario valued using the Option Pricing Method and a reverse merger scenario value using the equity value in the merger agreement. The incremental aggregate unit-based compensation related to the modification was $22,249. The Company recognized all of incremental unit-based compensation expense during the year ended December 31, 2022 for the Second Tranches.
Other information
As a result of the Business Combination, the remaining unvested Series P Units became vested. All vested Series P Units were exchanged for common stock of the Company determined pursuant to the distribution provision of the limited liability agreement of SVE. As a result, the vested Series P Units were exchanged for 6,497,593 shares of common stock of the Company. Catapult Goliath was liquidated and distributed its holdings to its members, some of whom were former officers of the Company.
Legacy Grindr recorded unit-based compensation expense related to Series P Units of $25,076 and $1,333 for the years ended December 31, 2022 and 2021, respectively, with a corresponding credit to equity as the parent company’s capital contribution.
2016 Plan
In connection with the acquisition of Legacy Grindr in June 2020 from Kunlun, all outstanding incentive units were determined to be settled. A portion of the related settlement was paid in cash at the time of the acquisition of Legacy Grindr with the remainder payable to employees on the second and third anniversaries of the acquisition. The Company paid $1,137 in June 2022 for the second anniversary payment. Additionally, the Company paid $2,349 in December 2022 for the third anniversary payment ahead of the scheduled payment date. The difference between the assumed carrying value of the settlement payable of incentive units at the time of settlement and the amount paid is $158, which has been recorded in “Interest expense, net” in the consolidated statements of operations and comprehensive income. As of December 31, 2021, $1,060 and $1,875 were recognized in “Accrued expenses and other current liabilities” and “Other non-current liabilities”.
Equity Compensation to a Former Director
In connection with the acquisition of Legacy Grindr in June 2020 from Kunlun, Legacy Grindr and Kunlun terminated a director as part of the acquisition agreement. Legacy Grindr cancelled 500,000 options previously granted to the director pursuant to the terms of the termination agreement entered into between the director and Legacy Grindr. A portion of the related settlement was paid in cash at the time of the acquisition of Legacy Grindr with the remainder payable to employees on the second and third anniversaries of the acquisition. As of December 31, 2022 and December 31, 2021, $641 and $204 were recognized in “Accrued expenses and other current liabilities”, respectively, and $0 and $361 were recognized in “Other non-current liabilities”, respectively.
Stock-based compensation information
The following table summarizes stock-based compensation expenses for the years ended December 31, 2022 and 2021, respectively:
	Year Ended December 31,
	2022	2021
Selling, general and administrative expenses	$27,665	$2,217
Product development expenses	921	268
	$28,586	$2,485

Stock-based compensation expense that was capitalized as an asset was $151 and $117 for the years ended December 31, 2022 and 2021, respectively.
18.	Fair Value Measurements
The following tables present the Company’s financial instruments that are measured at fair value on a recurring basis:
	December 31, 2022
	Total	Level 1	Level 2	Level 3
Assets:
Money market funds	$4,085	$4,085	$—	$—
	$4,085	$4,085	$	$

Liabilities:
Executive Market Condition Awards	$4,129	$—	$—	$4,129
Common stock warrant liabilities	17,933	9,024	8,909	—
	$22,062	$9,024	$8,909	$4,129
	December 31, 2021
	Total	Level 1	Level 2	Level 3
Assets:
Money market funds	$9,648	$9,648	$—	$—
	$9,648	$9,648	$—	$—

Liabilities:
Executive Market Condition Awards	$—	$—	$—	$—
Common stock warrant liabilities	—	—	—	—
	$—	$—	$—	$—
Money Market Funds
The Money Market Funds are classified within Level 1 as these securities are traded on an active public market.
Executive Market Condition Awards
The CEO Market Condition Awards and the CFO Market Condition Awards (together, the “Executive Market Condition Awards”) are liability-classified awards requiring fair value measurement at the end of each reporting period. The Company used the Monte Carlo simulation model to value the liability-classified award. The key inputs into the Monte Carlo simulation as of December 31, 2022 were as follows:
December 31, 2022
Expected term (in years)	9.9 years
Volatility	65.0%
Risk-free interest rate	3.8%
Dividend yield	—%
Common Stock Warrant Liabilities
The Warrants were accounted for as a liability in accordance with ASC 815-40 (see Note 15). The warrant liability was measured at fair value upon assumption and on a recurring basis, with changes in fair value presented in the consolidated statements of operations and comprehensive income.
The Company used Level 1 inputs for valuing the Public Warrants and Level 2 inputs for valuing the Private Warrants. The Private Warrants are substantially similar to the Public Warrants, but not directly traded or quoted on an active market.

The following table presents the changes in the fair value of the warrant liability:
	Public Warrants	Private Warrants	Total Warrant Liability
Fair value as of December 31, 2021	$—	$—	$—
Assumption of Warrants upon Closing	19,740	19,488	39,228
Change in fair value of Warrant liability	(10,716)	(10,579)	(21,295)
Fair value as of December 31, 2022	$9,024	$8,909	$17,933
19.	Net Income Per Share
The following table sets forth the computation of basic and diluted income per share:
	Year Ended December 31,
	2022	2021
Numerator:
Net income and comprehensive income	$852	$5,064
Denominator:
Weighted-average common shares outstanding - basic	157,882,535	152,811,130
Stock options issued under 2020 Plan	1,267,239	56,336
Time-based RSUs	17,098	—
Weighted-average common shares outstanding - diluted	159,166,872	152,867,466

Net income per share:
Basic	$0.01	$0.03
Diluted	$0.01	$0.03
The weighted-average number of shares of common stock outstanding prior to the Business Combination have been retroactively adjusted by the Exchange Ratio to give effect to the reverse recapitalization treatment of the Business Combination.
The following table presents the potential shares that are excluded from the computation of diluted net income and comprehensive income for the periods presented because including them would have had an anti-dilutive effect:
	Year Ended December 31,
	2022	2021
Stock options issued under 2020 Plan	1,594,021	1,761,810
Time-based RSUs	4,383,256	—
Public and Private Warrants	37,360,000	—
The table above does not include shares issuable for the Executive Market Condition Awards, as the market condition criterion has not yet been achieved. Such shares are also not included in the Company’s calculation of basic or diluted net income per share.
20.	Related Parties
Transactions disclosed within the other notes to the consolidated financial statements involve related parties which include Tiga Acquisition Corp (prior to the Business Combination), Tiga Sponsor LLC, Group Holdings, SVG, SVA, SVE, SV Parent, SV Cayman, SV Investments II, and SV Investments.
For the years ended December 31, 2022 and 2021, the Company paid advisor fees and out-of-pocket expenses amounting to $792 and $913 to two individuals who hold ownership interest in the Company, respectively.
See Note 9 and Note 17 for additional related party transactions with Catapult GP II and Catapult Goliath.

21.	Subsequent Events
Except as described below, or as otherwise indicated in the footnotes, the Company has concluded that no events or transactions have occurred that require disclosure.
On various dates during January 2023, February 2023 and March 2023, the Company received $450, $7,000 and $11,921, respectively, from Catapult GP II as a partial payment of the Note described in Note 9, which comprised $341, $149 and $48, respectively, of the accrued interest and $109, $6,851 and $11,873, respectively, of the principal. The Note has been fully paid.
On January 12, 2023, the Company entered into a purchase commitment for the use of cloud services, with a commitment to spend $8,500 annually between January 2023 and December 2026.
On March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. On March 12, 2023, the Secretary of the Treasury, the chair of the Federal Reserve Board and the chairman of the FDIC released a joint statement related to the FDIC's resolution of the SVB receivership, which provides that all depositors will have access to all their money starting March 13, 2023. As of March 17, 2023, all cash deposited with SVB by the Company are accessible by the Company .